FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......             No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

This Report on Form 6-K with respect to our Interim Financial Statements and Notes thereon for the six-month period ended June 30, 2016 is hereby incorporated by reference in the following HSBC Holdings plc registration statements: file numbers 333-92024, 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-126531, 333-135007, 333-143639, 333-145859, 333-155338, 333-158065, 333-162565, 333-170525, 333-176732, 333-180288, 333-183806, 333-197839, 333-202420 and 333-209719.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this interim report on its behalf.

HSBC Holdings plc

By:	/s/ Iain J Mackay
Name: Iain J Mackay
Title: Group Finance Director

Dated: 3 August 2016

Connecting customers to opportunities
HSBC aims to be where the growth is, enabling businesses to thrive and economies to prosper, and ultimately helping people to fulfil their hopes and realise their ambitions.

As a reminder
Reporting currency
We use US dollars.
Adjusted measures
We supplement our IFRSs figures
with adjusted measures used by management internally. These
measures are highlighted with the following symbol: ◆
In this document we use the
following abbreviations to refer
to reporting periods.
1H16    First half of 2016
2H15    Second half of 2015
1H15    First half of 2015
➢ For a full list of abbreviations
see page 155.

Overview
02    Cautionary statement regarding forward         looking statements
03    Certain defined terms
04    Key highlights
08    Analysis by geographical region
10    Global business and regions snapshots
12    Group Chairman's Statement
14    Group Chief Executive's Review
16    Strategic actions
18    Financial overview
22    Risk overview

Interim Management Report	24 Financial summary 41 Global businesses 52 Geographical regions 58 Other information 66 Risk 96 Capital
Financial Statements	109 Financial Statements 115 Notes on the Financial Statements
Additional Information	147 Shareholder information 155 Abbreviations 158 Index
Cover image:
Tsing Ma Bridge carries road and rail traffic to Hong Kong International Airport and accommodates large container ships. At HSBC, we help customers across the world to trade and invest internationally.

HSBC HOLDINGS PLC

Cautionary statement regarding forward-looking statements

This Interim Report 2016 contains certain forward-looking statements with respect to HSBC’s financial condition, results of operations and business.
Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.
Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

•
Changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; and consumer perception as to the continuing availability of credit and price competition in the market segments we serve.

•	Changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities;

initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms.

•
Factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; our success in addressing operational, legal and regulatory, and litigation challenges, notably compliance with the US DPA; and the other risks and uncertainties we identify in ‘top and emerging risks’ on pages 22 and 23.

HSBC HOLDINGS PLC

Certain defined terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations ‘$m’ and ‘$bn’ represent millions and billions (thousands of millions) of US dollars, respectively.

HSBC HOLDINGS PLC

Overview
Key highlights
We are one of the most international banking and financial services organisations in the world.

Group
Our operating model consists of four global businesses and five geographical regions supported by 11 global functions.

Performance highlights for 1H16 ◆

– Reported profit before tax fell by $3.9bn or 29%, reflecting a $3.5bn fall in revenue. In addition, reported results included a $0.8bn impairment relating to the goodwill of Global Private Banking ('GPB') in Europe.
– On a reported basis, revenue decreased by $3.5bn or 11% and loan impairment charges increased by $0.9bn. This was partly offset by lower operating expenses of $0.6bn or 3%.
– Adjusted revenue fell by 4%, with continued momentum in Commercial Banking ('CMB') more than offset by Global Banking and Markets ('GB&M') and Retail Banking and Wealth Management ('RBWM'), reflecting challenging market conditions.
– Adjusted operating expenses fell by 4%, reflecting the continuing effects of our cost-saving initiatives and focus on cost management. This was despite continued investment in regulatory programmes and compliance as well as inflationary impacts.
– Through management initiatives we managed to further reduce our risk-weighted assets ('RWAs') by $48bn, and therefore the amount of capital we are required to hold.

Reported revenue
(1H15: $32.9bn)
$29.5bn
For the half-year to 30 June 2016
Reported profit before tax (1H15: $13.6bn) $9.7bn

Adjusted profit before tax (1H15: $12.6bn) $10.8bn

At 30 June 2016
Risk-weighted assets (31 Dec 2015: $1,103bn)
$1,082bn

Common equity tier 1 ratio (31 Dec 2015: 11.9%) 12.1%

Total assets (31 Dec 2015: $2,410bn) $2,608bn

HSBC HOLDINGS PLC

Key highlights
	7.4% Return on equity	-0.5% Adjusted jaws (see page 21)	$0.20 Dividends per ordinary share in respect of 1H16

Our global businesses
Retail Banking and Wealth Management (‘RBWM’)	Commercial Banking (‘CMB’)	Global Banking and Markets (‘GB&M’)	Global Private Banking (‘GPB’)

We help millions of people across the world to manage their finances, buy their homes, and save and invest for the future. Our Insurance and Asset Management businesses support all our global businesses in meeting their customers’ needs.

We support approximately two million business customers in 55 countries with banking products and services to help them operate and grow. Our customers range from small enterprises focused primarily on their domestic markets, through to large companies operating globally.

We provide financial services and products to companies, governments and institutions. Our comprehensive range of products and solutions, across capital financing, advisory and transaction banking services, can be combined and customised to meet clients’ specific objectives.
We help high net worth individuals and their families to grow, manage and preserve their wealth.
Reported profit/(loss) before tax $2.4bn	$4.3bn	$4.0bn	$(0.6)bn
Adjusted profit before tax $2.8bn	$4.1bn	$4.1bn	$0.2bn
Risk-weighted assets $176.1bn	$414.8bn	$437.1bn	$18.5bn

Geographical regions

Key 1. Europe 2. Asia 3. Middle East and North Africa	4. North America 5. Latin America

HSBC HOLDINGS PLC

Analysis by geographical region
Half-year to 30 June 2016

Europe
Profit before tax
Reported profit before tax of $1.6bn was $626m lower than 1H15, primarily driven by lower revenue, higher operating expenses and higher loan impairment charges and other credit risk provisions (‘LICs’). The effect of currency translation and the net movement in significant items had a favourable effect of $112m on the movements in reported profit before tax.
Excluding these items, adjusted profit before tax of $1.9bn was $738m lower than 1H15, driven by lower adjusted revenue and higher adjusted LICs, partly offset by lower adjusted operating expenses.
Revenue
Reported revenue fell by $347m, which included the adverse effects of currency translation movements of $523m and the net favourable effect of $942m relating to significant items, which included:

•	A gain on the disposal of our membership interest in Visa Europe of $584m in 1H16; and

•	Favourable fair value movements on our own debt designated at fair value from changes in credit spreads of $1.1bn. This compared with favourable movements of $512m in 1H15.
Excluding these factors revenue decreased by $766m, primarily in our GB&M and RBWM businesses. This was partly offset by an increase in revenue in CMB due to both lending and deposit balance growth. In addition, within Other, we recorded higher favourable fair value movements relating to the economic hedging of interest and exchange rate risk on our long term debt and related derivatives.
In GB&M, the reduction in revenue was mainly in Markets in the UK, notably in Equities and FX reflecting reduced client activity as a result of market volatility. In addition, revenue in both Legacy Credit and Balance Sheet Management decreased compared with 1H15. In our RBWM business, revenue was lower in France. This was mainly in life insurance manufacturing and primarily reflected adverse market updates.
LICs
Reported LICs were $110m higher, primarily in CMB. This increase was primarily in the UK (up $189m), notably in to the oil and gas sector, as well as in Spain ($48m), mainly in the construction sector. In addition, in GB&M we recorded a small net release of allowances in 1H16, compared with a net charge relating to Greek exposures in 1H15. This was partly offset by lower net releases on available-for-sale asset-backed securities.
Operating Expenses
Reported operating expenses increased by $166m, which included favourable effects of $387m from currency translation and the net adverse effect of $709m relating to significant items. These included:

•	An impairment of $800m relating to the goodwill of Global Private Banking in 1H16;

•	Settlements and provisions in connection with legal matters of $136m, compared with $780m in 1H15; and

•	Costs to achieve of $774m in 1H16.
Excluding these factors, operating expenses decreased by $156m, which included an increased credit relating to the prior year bank levy charge, as well as lower IT costs and lower staff costs across all global businesses. This was partly offset by a marginal rise in CMB due to an increase in smaller customer remediation provisions, which are not considered significant items.
Asia
Profit before tax
Reported profit before tax of $7.2bn was $2.2bn lower than in 1H15, driven by lower revenue in RBWM and GB&M, coupled with higher LICs in GB&M, partly offset by lower operating expenses. The effect of currency translation and the net movement in significant items had an adverse effect of $1,614m on the movements in reported profit before tax.
Excluding these items, adjusted profit before tax of $7.2bn was $631m lower than in 1H15, driven by lower adjusted revenue and higher adjusted LICs, partly offset by lower adjusted operating expenses.
Revenue
Reported revenue fell by $2.3bn, which included the adverse effects of currency translation movements of $252m and net adverse effect of $1.4bn on significant items, including the non-recurrence of a gain on partial sale of our shareholding in Industrial Bank of $1.4bn in 1H15.
Excluding these factors, revenue decreased $708m, primarily in our RBWM business. This was mainly in Wealth Management in Hong Kong and reflected lower revenue from securities brokerage and fund sales compared with a strong 1H15. In addition life insurance manufacturing revenue also fell from adverse market updates. Within RBWM, these decreases were partly offset by wider deposit spreads, and an increase in deposit balances. In GB&M revenue was also lower, mainly in Markets from lower Equities revenue due to a fall in market turnover and, in Foreign Exchange due to reduced client activity.
LICs
Reported LICs rose by $98m, which included the favourable effect of currency translation of $8m. Excluding this, LICs increased by $106m, primarily in GB&M reflecting higher individually assessed LICs in Australia, notably in the metals and mining sector. By contrast, 1H15 included a partial release of an individually assessed charge in Hong Kong.

HSBC HOLDINGS PLC

Operating Expenses
Reported operating expenses fell by $212m, including the favourable effects of $144m of currency translation and the net adverse effects of $106m from significant items, which included costs to achieve of $114m in 1H16.
Excluding these factors, operating expenses decreased by $174m, driven by cost management initiatives which more than offset the effects of wage inflation and investment as we aim to grow our business in mainland China’s Pearl River Delta and the ASEAN region.

Middle East and North Africa
Profit before tax
Reported profit before tax of $985m was $84m higher than in 1H15, driven by lower operating expenses and higher revenue. The effect of currency translation and the net movement in significant items had an adverse effect of $24m on the movements in reported profit before tax.
Excluding these items, adjusted profit before tax of $983m was $108m higher than in 1H15, driven by higher adjusted revenue and lower adjusted operating expenses.
Revenue
Reported revenue rose by $45m, which included the adverse effects of currency translation of $33m and the net favourable effect of $2m on significant items.
Excluding these factors, revenue rose $76m, primarily in Egypt in GB&M and CMB. In our GB&M business revenue increased from higher Treasury bill balances and improved GLCM performance. In CMB, revenue increased from balance growth and wider spreads in our lending portfolio as well as from wider deposit spreads. In addition, revenue increased in the UAE, primarily in GB&M and RBWM, partly offset by decreases in CMB. In RBWM these increases were driven by the gain on disposal of HBME’s shareholding in Rewards Management Middle East Ltd (RMMEL).
LICs
Reported LICs were $9m higher, primarily in RBWM, as 1H15 included a net release of allowances on our mortgage portfolio, while 1H16 included an increase in charges following a rise in delinquency rates. This was partly offset by a fall in CMB from higher recoveries coupled with lower customer specific impairments.
Operating Expense
Reported operating expenses fell by $65m, including the favourable effects of $9m of currency translation and net adverse effects of $2m of significant items.
Excluding these factors, operating expenses decreased by $58m primarily in the UAE, notably staff costs. This reflected the impact of cost-saving initiatives.
North America
Profit before tax
Reported profit before tax of $50m was $640m lower than in 1H15, driven by higher LICs in our GB&M and CMB businesses and lower revenue primarily in the Consumer and Mortgage Lending (‘CML’) run-off portfolio in RBWM. The effect of currency translation and the net movement in significant items had an adverse effect of $420m on the movements in reported profit before tax.
Excluding these items, adjusted profit before tax of $684m was $220m lower than in 1H15, driven by higher adjusted LICs partly offset by lower adjusted operating expenses.
Revenue
Reported revenue declined by $174m, which included the adverse effects of currency translation movements of $61m and a net adverse effect of $83m on significant items, which included:

•	Adverse fair value movements on non-qualifying hedges of $109m in 1H16, compared with adverse movements of $21m in 1H15; and
Excluding these factors, revenue was broadly in line with 1H15. Lower revenue in our RBWM US CML portfolio reflecting a reduction in average lending balances from the continued run-off and loan sales was broadly offset in GB&M by increased interest income from higher yields on reverse repos and securities, and increased trading income in Canada. In addition, residential mortgage balances increased in RBWM.
LICs
Reported LICs rose by $464m, which included the favourable effect of currency translation of $3m. Excluding this, LICs were $467m higher, driven by an increase in both our GB&M and CMB businesses. In GB&M, higher individually assessed LICs were mainly in the US and primarily related to a significant specific charge on a mining related corporate exposure, as well as charges in the oil and gas sector. In CMB, the increase was mainly in Canada and related to specific oil and gas sector exposures. In addition, collectively assessed provisions increased in our RBWM US CML portfolio.

HSBC HOLDINGS PLC

Operating Expenses
Reported operating expenses were broadly in line with 1H15, including the favourable effects of $32m of currency translation and net adverse effects of $310m of significant items, which included:

•	Settlements and provisions in connection with legal matters of $587m in 1H16 compared with $364m in 1H15; and

•	Costs to achieve of $121m in 1H16.
Excluding these factors, operating expenses decreased by $282m, primarily due to lower staff costs and a reduction in Risk and IT costs.
Latin America
Profit before tax
Reported loss before tax of $55m was $487m lower than the profit before tax 1H15. This was driven by lower revenue and higher LICs primarily in Brazil, partly offset by lower operating expenses. The effect of currency translation between the periods and the net movement in significant items had an adverse effect of $213m on the movements in reported profit before tax.
Excluding these factors, adjusted profit before tax of $27m was $274m lower than in 1H15, driven by higher adjusted LICs, partly offset by higher adjusted revenue.
Revenue
Reported revenue fell by $633m, including the adverse effects of $758m of currency translation and $77m of net adverse movements on significant items, including:

•	Adverse movements of $35m on DVA, in 1H16 compared with favourable movements of $13m in 1H15; and

•	Adverse movements of $32m relating to the disposal of our operations in Brazil in the current period.
Excluding these factors, revenue rose by $202m, notably in Mexico and Argentina, partly offset by a decrease in Brazil. Both Argentina and Mexico benefited from wider deposit spreads in RBWM and CMB due to higher interest rates, while deposit balances also rose in Argentina. In addition revenue in Mexico increased from higher lending balances across all businesses. By contrast revenue decreased in Brazil reflecting the economic slowdown.
LICs
Reported LICs rose by $246m, which included the favourable effect of currency translation of $136m. Excluding this, LICs rose by $382m, due to an increase in collectively assessed LICs. This was mainly in Brazil (up $346m) in both our RBWM and CMB businesses, where delinquency rates have increased following the deterioration of economic conditions. In addition, LICs increased in Mexico. This was primarily in our RBWM business reflecting our strategic focus on growing unsecured lending, as well as rising delinquency rates.
Operating Expenses
Reported operating expenses fell by $393m, including the favourable effects of $498m of currency translation and $11m net adverse effect of significant items, primarily costs relating to the disposal of our operations in Brazil of $11m.
Excluding these factors, operating expenses increased by $94m, primarily due to wage inflation and union-agreed salary increases. This was partly offset by reduced amortisation costs in Brazil following the classification of assets to held for sale.
Regional performance tables can be found on pages 52 to 57 and reconciliations of reported results to adjusted performance for geographic regions can be found on pages 59 to 61.

HSBC HOLDINGS PLC

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HSBC HOLDINGS PLC

Overview | Key highlights

Global business snapshot ◆
RBWM

Higher Retail Banking revenue, but challenging market conditions in Wealth Management
- Adjusted profit before tax fell by $0.9bn, including $0.8bn from our Principal RBWM business driven by lower Wealth Management income in Hong Kong and France, and higher loan impairment charges and other credit risk provisions ('LICs') in Brazil (up $0.2bn).
- Adjusted revenue in Principal RBWM Retail Banking rose as asset and deposit balances grew ($8.2bn and $32.5bn, respectively).

 - Personal lending adjusted revenue grew in Latin America as unsecured lending balances grew in our Mexico business.
 - Adjusted costs fell by $0.3bn, driven by a strong focus on cost management, the impact of transformation programmes and other cost-saving initiatives.
- Lending balances in the US Consumer and Mortgage lending ('CML') run-off portfolio fell from continued run-off, and sales of $4.7bn, with a reduction in associated costs.
- Return on risk-weighted assets ('RoRWA') was 4.0% in 1H16 for Principal RBWM on a reported basis.

CMB

Adjusted revenue growth of $0.1bn in a challenging environment
- Adjusted profit before tax fell by 6% due to higher LICs across a small number of markets.
- Adjusted revenue growth of 2% was driven by continued balance growth in Global Liquidity and Cash Management ('GLCM') and in Credit and Lending, which was partly offset by lower revenue in Global Trade and Receivables Finance ('GTRF') reflecting weaker world trade due to reduced demand and lower commodity prices.

- Positive adjusted jaws of 1.7% reflected revenue growth, disciplined cost management and lower full-time equivalent employees ('FTEs').
- Management initiatives drove a further $11bn reduction in RWAs in 1H16, leading to a cumulative reduction of $34bn since our Investor Update in June 2015.

GB&M

Client-facing GB&M revenue down by 8% in challenging market conditions
– Adjusted profit before tax fell by $1.1bn or 21%. Despite a decline in revenue (down $0.9bn) from reduced client flows amid challenging market conditions, notably in Equities and Foreign Exchange, revenue grew in our Rates and GLCM businesses demonstrating the value of our diversified business model.
– Our market share in Global Debt Capital Markets increased by 14% against an overall market growth of just 2%.

– Progress continued in our transformational cost-saving initiatives (total costs down $0.2bn), with headcount now at its lowest since February 2014.
– RWAs remained broadly unchanged in 1H16. This included a total of $23bn of RWA reductions through management actions, leading to a cumulative reduction of $94bn since our Investor Update in June 2015.

GPB

Continued repositioning of our GPB business
- Adjusted profit before tax fell by 23%, reflecting challenging market conditions in Europe and Asia, despite a 9% fall in costs.
- We continued to grow the parts of the business that fit our desired model, attracting net new money of $5bn, notably in the UK, with more than 50% coming from collaboration with other global businesses.

- We broadened our product base through collaboration with the Asset Management Group in RBWM to support future growth.
- Within our reported results, we recognised a $0.8bn impairment relating to the goodwill of the business in Europe. For further details, see Note 20 on page 145.

HSBC HOLDINGS PLC

Key highlights

Regions snapshot ◆
Europe

Cost reduction against a backdrop of challenging market conditions
- Adjusted profit before tax fell by $0.7bn or 28%, driven by challenging market conditions in client-facing GB&M and in life insurance manufacturing in RBWM from adverse market updates.

- Although revenue decreased, in CMB there was strong revenue growth in the UK and Germany, in part driven by lending balance growth.
- We reduced costs by $0.2bn through cost management initiatives, more than offsetting the effects of investment and inflation. This fall included the benefit of an increased bank levy credit of $0.1bn relating to a prior year charge.

Asia

Revenue headwinds from adverse market conditions
– Adjusted profit before tax fell by $0.6bn or 8%, driven by lower revenues in RBWM both from wealth distribution income reflecting weak market sentiment and from life insurance manufacturing due to adverse market updates coupled with challenging market conditions in our client-facing GB&M business.
– RoRWA remained strong at 3.1%.

– We reduced costs by $0.2bn through cost management initiatives, more than offsetting the effects of inflation and investment as we aim to grow our business in China's Pearl River Delta and the ASEAN region.
- We strengthened our leading position in the internationalisation of China's renminbi currency and for the fifth consecutive year achieved the Asiamoney Best Overall Offshore RMB Product and Services Award.

Middle East and North Africa

Strong performance, supported by robust cost management despite a low oil price environment
– Adjusted profit before tax rose by $0.1bn or 12%, primarily due to increased revenue across all our global businesses, especially GB&M.
- Operating expenses fell $58m or 9% with reductions in RBWM, GB&M and CMB and across our priority countries.

- This decline in operating expenses reflected the impact of cost-saving initiatives which more than offset continued investment in compliance.
- We grew revenue across our strategic trade corridors and in the majority of the cross-business synergies we track, including a 34% increase in revenue from GLCM products sold to GB&M customers.

North America

Lower profit before tax from higher LICs, partly mitigated by cost reductions
– Adjusted profit before tax fell by $0.2bn or 24% as cost savings were more than offset by higher LICs, notably related to the mining, and oil and gas sectors.

 – We continued to focus on trade corridors, with revenue growth from our US commercial clients and their international subsidiaries.
– The run-off of the US CML run-off portfolio continued, its profit before tax fell due to lower revenue, and LICs increased. Portfolio sales totalled $4.7bn in 1H16.

Latin America

Continued progress in strategic initiatives with a strong business performance
– Adjusted profit before tax fell by $0.3bn driven by a decrease in Brazil of $0.4bn, reflecting an increase in LICs, partly offset by an increase in profit before tax in Mexico and Argentina from revenue growth.

– Growth initiatives in Mexico resulted in a 18% increase in lending balances and an increase in market share across core retail portfolios. Revenue increased, while cost growth was controlled, resulting in positive jaws.
– The sale of our operations in Brazil completed on 1 July 2016.

➢ For detailed information on our financial performance, see pages 26 to 36.

HSBC HOLDINGS PLC

Overview
Group Chairman’s Statement
Amid a turbulent period, nothing cast doubt on the strategic direction and priorities we laid out just over a year ago.

The first half of 2016 was characterised by spikes of uncertainty which greatly impacted business and market confidence. This was reflected in lower volumes of customer activity and higher levels of market volatility. Concern over the sustainable level of economic growth in China was the most significant feature of the first quarter and, as this moderated, uncertainty over the upcoming UK referendum on membership of the European Union intensified. Demand for credit for investment slowed as a consequence. Equity market activity was also markedly lower, particularly in Hong Kong, reflecting both economic uncertainty and weaker market pricing, which was exacerbated by net selling from sovereign funds impacted by lower oil prices. The period ended with exceptional volatility as financial markets reacted to the UK referendum decision to leave the EU, a result that had not been anticipated.
HSBC came through this period securely as our diversified business model and geographic profile again demonstrated resilience in difficult market conditions.

Pre-tax profits of $9.7bn on a reported basis were $3.9bn, 29% lower than in the first half of 2015. On the adjusted basis used to assess management performance, pre-tax profits were $10.8bn, some 14% lower than in the comparable period. Most of the decline in respect of our global business revenues reflected weaker market-facing activity, where lower transaction volumes evidenced customer restraint in uncertain times. Credit-related income remained solid although impairment charges rose against historically low levels. We made progress against our cost challenges, in reducing legacy assets and taking actions to release capital from secondary activities.
As a consequence, our common equity tier 1 capital position, which is critical to our capacity to sustain our dividend, strengthened to 12.1% from 11.9% at the beginning of the year. The sale of our Brazilian operations which closed on 1 July is expected to add a further 0.7 of a percentage point in the third quarter. Earnings per share were $0.32 (1H15: $0.48). Our first two dividends in respect of the year, of $0.20 in aggregate, were in line with our plans and the prior year.
Reflecting this strengthened capital position, the Board has determined to return to shareholders $2.5bn, approximately half of the capital released through the sale of Brazil, by way of a share buy-back to be executed during the second half of the year.
The Board has also determined that in light of the current uncertain economic and geo-political environment, together with our projections for an extended period of low interest rates, it would be appropriate to remove a timetable for reaching our target return on equity in excess of 10%. While the target remains intact and appropriate, the current guidance which points to the end of next year is no longer considered achievable. In addition, the Board is planning in this environment on the basis of sustaining the annual dividend in respect of the year at its current level for the foreseeable future.
Strategic direction remains clear
Nothing that has happened in this turbulent period casts doubt on the strategic direction and priorities we laid out just over a year ago. Our focus on the Pearl River Delta remains a key priority. We see growing movement in public policy decisions towards needed infrastructure investment on a massive scale, notably through the Belt and Road initiative in China, to underpin increased urbanisation across Asia, the Middle East and Africa, and in support of the transition to a lower carbon economy. Capital markets development in both Europe and Asia remains essential to diversify funding sources, to address demographic ageing and to expand the role of ‘green’ bond finance. Outward investment from China is growing fast and is expected to accelerate. Internationalisation of the renminbi is also expected to accelerate as a consequence of all of the above. HSBC is well positioned for all of these mega trends, with clear evidence of this contained within the Group Chief Executive’s Review.

HSBC HOLDINGS PLC

Regulatory policy must be aligned with public policy support for growth
At the end of June we, along with the rest of the banking industry, submitted analysis to the Basel Committee on Banking Supervision in response to their request for a quantitative impact assessment around new proposals, inter alia, aimed at reducing the complexity of the regulatory framework and improving comparability. How the regulatory community responds to this consultation, due by the end of this year, is of huge importance to our customers and our shareholders. Any substantial further increase in capital requirements, which is quite possible within the range of outcomes implied by industry-wide impact studies, could have a major impact on the availability and cost of credit, as well as on the return on capital our industry is able to generate. Such constraints would also lean against the increased public policy emphasis on stimulating economic growth at a time of elevated uncertainties.
We therefore welcome statements from within the regulatory community and, most recently, in the communiqué from the G20 Finance Ministers and Central Bank Governors meeting in Chengdu, China, that these proposals should not lead to a significant broad-based increase in overall capital requirements. This is consistent with our view that satisfactory levels of capital have been achieved in most banks through the already extensive revisions to the regulatory capital framework. These, together with improvements in risk management and stress testing, have contributed to financial stability, with significantly increased levels of regulatory capital now in place. Near finalisation of the principal resolution regimes have also significantly extended the range of capacity available to absorb losses in the event of failure. A revised calibration that failed to take this progress into account would, in our view, risk undermining that progress.
UK referendum on EU membership
As a consequence of the UK referendum decision to leave the European Union, we are entering a new era for the UK and UK business. The work to establish fresh terms of trade with our European and global partners will be complex and time-consuming. Our first priorities have been to offer support to our colleagues working outside their home country who may feel unsettled, as well as proactively reaching out to and working with our customers as they prepare for the new environment.
Now is a time for calm consideration of all the issues at hand and careful assessment of how prosperity, growth and a dynamic economy for both the UK and the rest of Europe can be ensured following an orderly transition period. Critical elements include securing the best possible outcome on continuing terms of trade and market access, and ensuring the UK remains attractive for inward investment and has access to all the skills necessary to be fully competitive.
HSBC’s experience in facilitating and financing trade for over 150 years has shown the value and importance of open trading relationships – for individuals, businesses, communities and nations. We believe that such an open trading relationship must be at the centre of the new relationship between the UK and the EU, and indeed the rest of the world. We aim to do our part in making the transition for our customers to the new arrangements as smooth as possible.

Board changes
Since we last reported to shareholders we have welcomed David Nish to the Board. David most recently served as Chief Executive Officer of Standard Life plc between 2010 and 2015, having originally joined as its Group Finance Director in 2006. He brings to HSBC considerable relevant experience in financial services, in financial accounting and reporting, as well as a wide-ranging understanding of all aspects of corporate governance. David has also joined the Group Audit Committee.
Outlook
It is evident that we are entering a period of heightened uncertainty where economics risks being overshadowed by political and geo-political events. We are entering this environment strongly capitalised and highly liquid. More importantly, given our history we have considerable experience within the senior management ranks of responding to severe stress events, experience that was deployed most recently in successfully dealing with the market volatility which followed the UK referendum decision on EU membership. Re-positioning our own European business once the future of the UK’s current ‘passporting’ arrangements for financial services is clarified in the upcoming negotiations will add to the very heavy workload already in place to address the regulatory and technological changes that are reshaping our industry. On behalf of the Board let me therefore close my statement by once again recognising the dedicated commitment and effort by all of our 239,000 colleagues to implement these changes and so position HSBC for future success.

Douglas Flint
Group Chairman
3 August 2016

HSBC HOLDINGS PLC

Overview
Group Chief Executive’s Review
Our highly diversified, universal banking business model helped to drive growth and capture market share in a number of areas.

Performance
We performed reasonably well in the first half in the face of considerable uncertainty. Profits were down against a strong first half of 2015, but our highly diversified, universal banking business model helped to drive growth in a number of areas. We also captured market share in many of the product categories that are central to our strategy.
We completed the sale of our Brazil business to Banco Bradesco S.A. in July. This transaction reduces Group risk-weighted assets by around $40bn and would increase the Group’s common equity tier 1 ratio from 12.1% at 30 June 2016 to 12.8%.
Global Banking and Markets weathered a large reduction in client activity in January and February, but staged a partial recovery in the second quarter. Equities and Foreign Exchange had a difficult half, but Rates performed well on the back of increased client volumes. Global Banking and Markets also achieved some of its strongest rankings for Debt Capital Markets and Mergers and Acquisitions. Improved collaboration with Commercial Banking was cited as a major factor in the naming of HSBC as ‘World's Best Investment Bank’ and ‘World's Best Bank for Corporates’ at the Euromoney Awards for Excellence 2016. The citation also highlighted HSBC’s diversified and differentiated business model, and described HSBC as ‘one of the most joined-up firms in the industry’.

Retail Banking and Wealth Management was also affected by reduced client activity. This led to lower revenue in our Wealth businesses, albeit against last year’s strong second quarter which was boosted by the Shanghai-Hong Kong Stock Connect. While the revenue environment was challenging, we were able to capture our highest ever share of the Hong Kong mutual fund market by providing the right products to help clients manage the current economic environment. Higher lending balances in Mexico and increased customer deposits in all but one region compensated partly for the reduction in revenue from Wealth Management, with positive implications for future growth.
Commercial Banking performed well on the back of targeted loan growth in the UK and Mexico, and higher client balances in Global Liquidity and Cash Management. We maintained our position as the world’s number one trade finance bank, with revenue growth and market share gains in Receivables Finance and Supply Chain Finance. We are in an excellent position to capitalise when global trade starts to recover.
Global Private Banking attracted $5bn of net new money in the first half, more than half of which came through greater collaboration with our other Global Businesses. This demonstrates the value that the Private Bank brings to our clients from across the Group and the important role it plays within our universal banking business model.
Loan impairment charges increased, mainly in the oil and gas, and metals and mining sectors, and in Brazil due to weakness in the Brazilian economy. We remain confident of our credit quality.

HSBC HOLDINGS PLC

Strategy
We are now more than a year into implementing our strategic actions to improve returns and gain the maximum value from our international network. We have made good progress in the most pressing areas but have further to go in others, due largely to external factors.
In the first half of the year we removed an extra $48bn of risk-weighted assets from the business, around half of which came from Global Banking and Markets. This takes us more than 60% of the way towards our target and keeps us on track to deliver the savings we promised by the end of 2017. These savings were in addition to the $40bn reduction from the completion of the sale of our operations in Brazil in July.
We continue to make material progress in cutting costs. In the first half of 2016 we reduced our cost base compared with the first half of 2015, in spite of inflation and continued investment in compliance, regulatory programmes and growth. We have achieved this through tight cost control, operational enhancements and better use of digital platforms, improving our service to customers in the process. We are on track to hit the top end of our $4.5-5.0bn cost savings target range.
We are on the way to restoring profitability in our businesses in Mexico and the US. These are important businesses for the wider Group.
Having commenced the reshaping and de-risking of our Mexico operations in 2012, we have been rebuilding the business since the start of 2015. Since then, we have expanded our share of the cards, personal loans and mortgage markets, and grown our trade finance and international payments operations. As a consequence, adjusted revenues were up by 12% in Retail Banking and Wealth Management and 27% in Commercial Banking. Adjusted profits in our Mexico business were up 37% on the same period last year.
In the US, we have invested in Commercial Banking, and Global Banking and Markets to increase revenue from our network. We have also made rapid progress in cutting costs and removing wholesale risk-weighted assets. We have continued to wind down our US CML run-off portfolio quickly and efficiently, disposing of an extra $4.7bn of legacy assets in the first half of 2016. This progress, along with further improvements in our capital planning and management processes, helped the US business to achieve a non-objection to the capital plan it submitted as part of this year’s Federal Reserve Comprehensive Capital Analysis and Review ('CCAR'). This plan includes a proposed dividend payment to HSBC Holdings plc in 2017, which would be the first such payment to the Group from our US business since 2007.
Two-thirds of our adjusted profit before tax, or $7.2bn, came from Asia in the first half of 2016, up from 62% in the same period last year. We have continued to develop our Asia businesses, particularly Asset Management and Insurance, and our operations in the ASEAN region and the Pearl River Delta. We increased revenue in all four areas compared with the same period last year and increased assets under management in Asia by 7%. We also maintained our leadership of the market for renminbi business, topping the Asiamoney Offshore RMB Poll for ‘Best Overall Provider of Offshore RMB Products and Services’ for the fifth year in a row.
There are areas where we have more to do. Our pivot to Asia depends on our ability to redeploy the capital that we have made available. While we have clearly demonstrated that we can release capital by reducing risk-weighted assets, the global slow-down has delayed the process of redistributing that capital in Asian growth markets. This will not happen until we judge it to be in the best interests of shareholders.
We are continuing to implement Global Standards throughout HSBC.

Share buy-back
Our strong capital position and stable earnings mean that we are able to retire some of the equity that we no longer require to support the Brazil business. Having received the appropriate regulatory clearances, we will therefore execute a $2.5bn share buy-back in the second half of the year.
Looking forward
Following the outcome of the referendum on the UK’s membership of the European Union, there has been a period of volatility and uncertainty which is likely to continue for some time. We are actively monitoring our portfolio to quickly identify any areas of stress, however it is still too early to tell which parts may be impacted and to what extent.
While the economic environment remains difficult, the action we have taken has already put us in a far better position for when normal conditions return. HSBC is stronger, leaner and better connected than it was last June. There is much still to do, but we are making progress in all of the areas within our control. In the meantime, our balanced and diversified business model, strong liquidity and strict cost management make us highly resilient.

Stuart Gulliver
Group Chief Executive
3 August 2016

HSBC HOLDINGS PLC

Overview
Strategic actions
We have made significant progress against the actions outlined in our June 2015 Investor Update.

Capturing value from our international network

In June 2015, we outlined a series of strategic actions to make the most of our competitive advantages and respond to a changing environment.
These actions are focused on improving efficiency in how we use our resources, and on investing for growth in line with our strategy. Each action has targets defined to the end of 2017. The table opposite contains a summary of our progress in 1H16 with additional details provided below.
Resizing and simplifying our business
We have made significant progress in resizing and simplifying our business. In 1H16, management actions reduced RWAs in client facing GB&M and legacy credit by $23bn and we completed asset sales totalling $4.7bn from our US Consumer and Mortgage Lending ('CML') run-off portfolio.
As part of our initiative to optimise our network, we completed the sale of HSBC Bank Brazil on 1 July 2016, and will continue to serve the international and cross-border needs of our large corporate clients in Brazil through HSBC Brasil S.A. - Banco de Investimento.
In the NAFTA region, we grew adjusted revenues in Mexico by 12% compared with 1H15, supported by market share gains in RBWM across key lending products. They include a doubling of personal loans issued compared with 1H15. In the US, we grew revenues and increased cost efficiency while continuing to support our clients internationally. Revenues from international subsidiaries of our US clients increased by 13% compared with 1H15.
Our cost-saving programme has shown good progress and we are on track to meet our target set for the end of 2017. Operating expenses fell by 4% compared with 1H15, facilitated by increased efficiency in our processes. For example, we have shortened the average time it takes to open accounts for CMB clients by 30% since 1H15, and we decreased the number of high value manual payments by 64% compared with 1H15.

Redeploying capital to grow our business
At the heart of our business is our international network. We are focusing efforts to grow our businesses by looking at customers' needs across products, geographies and supply chains. In 1H16, revenue from transaction banking products was down by 1% overall due to deteriorating macroeconomic conditions, however, we grew revenues in our GLCM business. In 2016, we were named Best Bank for Corporates by Euromoney and Best Supply-Chain Finance Bank Global by Trade Finance Awards.
We continue to invest for growth in Asia. In China's Pearl River Delta, we increased the number of new RBWM and CMB clients by 66% and 34%, respectively, compared with 1H15, and grew our mortgage loan books by more than 35%. We are also using our network to connect clients into and out of China, including Chinese investments linked to the government's Belt and Road initiative.
In the ASEAN region, we developed a new automated statutory payments platform for companies across the region. We grew revenues from international subsidiaries of our ASEAN-region clients. In Singapore, we completed the transfer of our RBWM business to our locally incorporated subsidiary, HSBC Bank Singapore.
We remain recognised as the leading bank for international RMB products and services. We were the first bank to facilitate overseas institutional investment into the China interbank bond market under newly relaxed regulations, and were among the first foreign banks to complete RMB cross-border settlement for individuals, as permitted in the Guangdong Free Trade Zone.
Finally, we continue to make progress in implementing our Global Standards programme to help protect customers and the wider financial system from financial crime.

Selected awards and recognition 2016
Euromoney Awards for Excellence 2016
Best Bank for Corporates
Best Investment Bank

Trade Finance Awards 2016
Best Supply-Chain Finance Bank Global

Asiamoney Offshore RMB Poll
Best Overall Offshore RMB Products/Services

HSBC HOLDINGS PLC

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HSBC HOLDINGS PLC

Overview
Financial overview

Reported results		Half-year to
This table shows our reported
results for the last three half-years, ended 30 June 2016 (‘1H16’), 31 December 2015 (‘2H15’) and 30 June 2015 (‘1H15’).
Reported profit before tax of $9.7bn in 1H16 was $3.9bn or 29% lower than in 1H15. This decrease was in part due to the non-recurrence of a gain on the partial sale of our shareholding in Industrial Bank of $1.4bn in 1H15, and from an impairment of $0.8bn relating to the goodwill of our GPB business in 1H16 in Europe. It was also driven by transformation activities to deliver cost reductions and productivity outcomes (‘costs-to-achieve’) of $1.0bn in 1H16 and the adverse effect of foreign currency movements.
Excluding the effects of significant items and currency translation, profit before tax fell by $1.8bn or 14% from 1H15. We describe the drivers of our adjusted performance on pages 19 and 20.
	$m Reported results	30 Jun 2016	30 Jun 2015	31 Dec 2015
	Net interest income	15,760	16,444	16,087
	Net fee income	6,586	7,725	6,980
	Net trading income	5,324	4,573	4,150
	Other income	1,800	4,201	(360)
	Net operating income before loan impairment charges and other credit risk provisions (‘revenue’)	29,470	32,943	26,857

	Loan impairment charges and other credit risk provisions (‘LICs’)	(2,366)	(1,439)	(2,282)
	Net operating income	27,104	31,504	24,575

	Total operating expenses	(18,628)	(19,187)	(20,581)
	Operating profit	8,476	12,317	3,994

	Share of profit in associates and joint ventures	1,238	1,311	1,245
	Profit before tax	9,714	13,628	5,239

Reported revenue of $29.5bn in 1H16 was $3.5bn or 11% lower than in 1H15. This was in part due to a decrease in significant items totalling $0.6bn and the adverse effect of currency translation between the periods of $1.6bn. Significant items included:
- the non-recurrence a $1.4bn gain on the partial sale of our shareholding in Industrial Bank Co. Ltd ('Industrial Bank') recognised in 1H15;

- a gain of $0.6bn on disposal of our membership interest in Visa Europe in 1H16; and
- fair value movements on our own debt designated at fair value from changes in credit spreads of $1.2bn in 1H16 compared with $0.7bn in 1H15.

Reported LICs of $2.4bn were $0.9bn higher than in 1H15. This reflected an increase in Brazil from a deterioration in its economy of $0.3bn. In addition, LICs rose in our GB&M and CMB businesses, notably in the oil and gas sector. This was partly offset by the favourable effects of currency translation between the periods of $0.2bn.

Reported operating expenses of $18.6bn were $0.6bn or 3% lower than in 1H15. This reduction was partly driven by the continuing impact of our cost-saving initiatives, and the favourable effects of currency translation between the periods of $1.0bn. Significant items increased by $1.1bn, and included:
- costs-to-achieve of $1.0bn;
- an impairment of $0.8bn relating to the goodwill of our GPB business in Europe (please refer to Note 20 on page 146 for further details); and
- settlements and provisions relating to legal matters of $0.7bn in 1H16 compared with $1.1bn in 1H15.
Reported income from associates of $1.2bn decreased marginally from 1H15.
For further details of our reported results, see pages 26 to 36.

HSBC HOLDINGS PLC

Financial overview

Adjusted performance
Our reported results are prepared in accordance with IFRSs as detailed in the Financial Statements on page 116. We also present adjusted performance measures to align internal and external reporting, identify and quantify items management believes to be significant, and provide insight into how management assesses period-on-period performance.
Adjusted performance measures are highlighted with the following symbol: u

To arrive at adjusted performance,
we adjust for:
– the year-on-year effects of foreign currency translation; and
– the effect of significant items that distort year-on-year comparisons and are excluded in order to understand better the underlying trends in the business.
➢ For reconciliations of our reported results to an adjusted basis, including lists of significant items, see pages 59 to 64.

		Half-year to
Adjusted results ◆ This table shows our adjusted results for 1H16. These are discussed in more detail on the following pages.	$m Adjusted results	30 June 2016	30 June 2015
	Net operating income before loan impairment charges and other credit risk provisions (revenue)	27,868	29,178
	Loan impairment charges and other credit risk provisions (‘LICs’)	(2,366)	(1,279)
	Total operating expenses	(15,945)	(16,605)
	Operating profit	9,557	11,294

	Share of profit in associates and joint ventures	1,238	1,256
	Profit before tax	10,795	12,550

Adjusted profit before tax ◆
On an adjusted basis, profit before tax of $10.8bn was $1.8bn or 14% lower than in 1H15. Despite a fall in operating expenses of $0.7bn, the reduction in profit before tax was driven by lower revenue and higher LICs.
Adjusted revenue ◆
Adjusted revenue of $27.9bn was $1.3bn or 4% lower. Notably:
- In GB&M, total revenue was $0.9bn or 9% lower against a strong performance in 1H15. This was driven by a decrease in our client-facing business (down $0.6bn or 8%), notably Markets (down $0.4bn) and Principal Investments (down $0.1bn). The fall in Markets was principally in Equities (down $0.5bn) and Foreign Exchange (down $0.1bn), due to market volatility which led to reduced client activity. However, revenue was higher in Rates due to increased client activity and in Global Liquidity and Cash Management, which continued to perform well. In legacy credit, revenue was $0.2bn lower, due to higher revaluation losses in 1H16.

- In RBWM, revenue decreased by $0.9bn or 7%, mainly in our Principal RBWM business (down by $0.7bn) following a strong performance in 1H15, while revenue in our US CML run-off portfolio fell $0.2bn. The reduction in Wealth Management of $0.9bn was driven by lower revenue in life insurance manufacturing in both Europe and Asia because of adverse market updates as a result of equities movements, as well as lower investment distribution revenue in Asia due to lower retail securities and mutual funds turnover.

By contrast, current account and savings revenue increased, reflecting growth in customer deposits, notably in Hong Kong and the UK. Personal lending revenue was broadly unchanged, with growth in unsecured lending, notably in Mexico from increased balances, offset by lower credit card revenue in the UK due to regulatory changes and spread compression in mortgages. In our US CML run-off portfolio, revenue decreased by $0.2bn reflecting lower average lending balances and the impact of portfolio sales.
- In GPB, revenue fell by $0.2bn or 14% driven by lower brokerage and trading activity in both Europe and Asia reflecting adverse market sentiment in unfavourable market conditions.

HSBC HOLDINGS PLC

Overview | Financial overview

Adjusted performance continued
These factors were partly offset:
- In CMB, revenue rose by $0.1bn or 2% driven by Global Liquidity and Cash Management from higher average balances, notably in Hong Kong and the UK, together with higher margins in Argentina, as well as in Credit and Lending, primarily from continued loan growth in the UK. This was partly offset by lower revenue in Global Trade and Receivables Finance, notably in Hong Kong reflecting reduced demand and lower trade lending due to lower interest rates in mainland China. However, we continue to increase market share in Hong Kong.
- In 'Other' revenue grew by $0.4bn, primarily reflecting the fair value measurement and presentation of long-term debt issued by HSBC Holdings and related hedging instruments. This included higher favourable fair value movements relating to the economic hedging of interest and exchange rate risk on our long-term debt and related derivatives.
Adjusted LICs ◆
Our LICs of $2.4bn were $1.1bn higher than in 1H15, notably reflecting an increase in Brazil of $0.3bn in RBWM and CMB related to the deterioration in the local economy. In addition, LICs also increased across our GB&M and CMB businesses:
- In GB&M, LICs were $0.4bn compared with a marginal release in 1H15, driven by higher individually assessed provisions, notably in the oil and gas, and metals and mining sectors.
- In CMB, the increase from $0.5bn to $0.8bn reflected higher individually assessed provisions in Canada and Spain, as well as Brazil. Collectively assessed provisions also rose in the UK and Brazil.
-In RBWM, LICs rose from $0.8bn to $1.1bn, mainly in Brazil ($0.2bn higher).

	1H16 $m	1H15 $m	Variance $m	%
Principal RBWM	10,423	11,116	(693)	(6)
RBWM US run-off portfolio	414	577	(163)	(28)
CMB	7,279	7,141	138	2
Client-facing GB&M and BSM	8,882	9,558	(676)	(7)
Legacy credit	(100)	96	(196)	(204)
GPB	971	1,125	(154)	(14)
Other (including Intersegment)	(1)	(435)	434	(100)
Total	27,868	29,178	(1,310)	(4.5)

Adjusted operating expenses  ◆
Our adjusted operating expenses of $16.0bn in 1H16 fell by $0.7bn or 4% compared with 1H15, despite inflationary pressures and increases in regulatory programmes and compliance. This included an increased credit relating to the prior-year bank levy charge of $0.1bn. Excluding this, costs in 1H16 were $0.6bn lower. This reflects the continuing effect of our cost-saving initiatives and a strong focus on cost management. These resulted in a reduction in full-time equivalent staff in 1H16 of 3,900.
The initiatives which have helped us decrease our costs include:
- In RBWM, our branch rationalisation programme;
- In GB&M significantly lower headcount, and better use of our global service centres. GB&M also benefited from lower performance-related costs.

- In CMB, a simplified organisation structure and process optimisation within our lending, on-boarding and servicing platforms, although overall costs in CMB were broadly unchanged.
 - These cost savings were also supported by the benefits of transformational activities in our technology, operations and other functions, primarily from process automation and organisational re-design.

Adjusted income from associates ◆
Our share of income from associates of $1.2bn was marginally lower than in 1H15. The majority of this income was from our investments in Bank of Communications Co., Limited (‘BoCom’) and The Saudi British Bank.

	1H16			1H15			Variance
	Group excluding Brazil $m	Brazil $m	Group$m	Group excluding Brazil $m	Brazil $m	Group$m	Group excluding Brazil $m	Group$m
Revenue	26,337	1,531	27,868	27,547	1,631	29,178	(1,210)	(1,310)
LICs	(1,618)	(748)	(2,366)	(877)	(402)	(1,279)	(741)	(1,087)
Operating expenses	(14,886)	(1,059)	(15,945)	(15,522)	(1,083)	(16,605)	636	660
Income from associates	1,239	(1)	1,238	1,257	(1)	1,256	(18)	(18)
Adjusted profit before tax	11,072	(277)	10,795	12,405	145	12,550	(1,333)	(1,755)

HSBC HOLDINGS PLC

The strategic actions set out on page 16 are being undertaken to support our aim of achieving our medium-term financial targets.	➢ For detailed information on our financial performance, see pages 26 to 36.

Delivering on our Group financial targets

Return on equity
Our medium-term target is to achieve a return on equity (‘RoE’) of more than 10%. This target is modelled on a CET1 ratio in the range of 12% to 13%.

In 1H16, we achieved an RoE of 7.4% compared with 10.6% in 1H15.

Adjusted jaws
Our target is to grow revenue faster than operating expenses on an adjusted basis. This is referred to as positive jaws. In 1H16, adjusted revenue fell by 4.5%, whereas our adjusted operating expenses reduced by 4.0%. Jaws was therefore negative 0.5%.

Jaws was affected by our revenue performance in 1H16. Adjusted revenue fell by 3.8% in the first quarter of 2016 ('1Q16') against the first quarter of 2015 ('1Q15'), and this had increased to 4.5% by the end of 1H16, reflecting the challenging economic environment.
However, adjusted operating expenses fell by 1.0% in the first quarter of 2016 and this increased to a fall of 4.0% by the end of 1H16, as we continued with our progress on our cost-saving plans set out at our Investor Update.
In the second quarter of 2016 ('2Q16') our adjusted jaws was positive 1.4%, despite a reduction in adjusted revenue of 5.3% compared with the second quarter of 2015 ('2Q15'), as our adjusted operating expenses were 6.7% lower.

Understanding jaws
Jaws measures the difference between revenue and cost growth rates. Positive jaws is where the revenue growth rate exceeds the cost growth rate. We calculate jaws on an adjusted basis as described on page 24.

Dividends
In the current uncertain environment we plan to sustain the annual dividend in respect of the year at its current level for the foreseeable future. Growing our dividend in the future depends on the overall profitability of the Group, delivering further release of the less efficiently deployed capital and meeting regulatory capital requirements in a timely manner. Actions to address these points are core elements of the investor update in June 2015.

HSBC HOLDINGS PLC

Overview
Risk overview
We actively manage risk to protect and enable the business.

Managing risk
As a provider of banking and financial services, managing risk is part of our core day-to-day activities. Our success in doing so is due to our clear risk appetite, which is aligned to our strategy. We set out the aggregate level and types of risk that we are willing to accept in order to achieve our medium- and long-term strategic objectives in our risk appetite statement. This statement is approved by the Board and includes:
– risks that we accept as part of doing business, such as credit risk and market risk;
– risks that we incur to generate income, such as operational risk, which are managed to remain below an acceptable tolerance; and
– risks for which we have zero tolerance, such as reputational risk.

To ensure that risks are managed in a consistent way across the Group, we employ an enterprise risk management framework at all levels of the organisation and across all risk types. It ensures that we have appropriate oversight of and effective accountability for the management of risk. This framework is underpinned by our risk culture and reinforced by the HSBC Values and our Global Standards.

The Global Risk function, led by the Group Chief Risk Officer, who is an executive Director, is responsible for enterprise-wide risk oversight and is independent of the sales and trading functions of the Group’s businesses. This independence helps ensure an appropriate balance in risk/return decisions, and appropriate independent challenge and assurance.

ø Our risk management framework and the material risk types associated with our banking and insurance manufacturing operations are provided on pages 101 and 105, respectively, of the Annual Report and Accounts 2015.

Top and emerging risks
Our top and emerging risks framework helps enable us to identify current and forward-looking risks so that we may take action that either prevents them crystallising or limits their effect.
Top risks are those that may have a material impact on the financial results, reputation or business model of the Group in the year ahead. Emerging risks are those that have large unknown components and may form beyond a one-year horizon. If these risks were to occur, they could have a material effect on HSBC.

During 1H16, we made one change to our top and emerging risks. ‘IT systems infrastructure and resilience’ was added as a new thematic risk due to the need to ensure core banking systems remain robust as digital and mobile banking services continue to evolve.

In addition, two thematic risks were renamed to better reflect the issues facing HSBC. We use the new names in the table that follows.
Our current top and emerging risks are summarised on the next page.

➢ Our approach to identifying and monitoring top and emerging risks is described on page 103 of the Annual Report and Accounts 2015.

HSBC HOLDINGS PLC

Risk overview

	Risk	Trend	Mitigants
Externally driven
	Geopolitical risk	é
We conducted physical security risk reassessments in higher risk locations in which we operate in response to the heightened threat of terrorism, and we enhanced procedures and training where required.

	Economic outlook and capital flows	é
We undertook scenario analysis and stress tests in the lead up to the UK referendum on EU membership to identify vulnerabilities in the event of a vote to leave the EU and potential mitigating actions, and closely engaged with the Prudential Regulation Authority on liquidity planning.

	Turning of the credit cycle	è
Stress tests were conducted on our oil and gas portfolio on $25 and $20 per barrel price scenarios. This sector remains under enhanced monitoring with risk appetite and new lending significantly curtailed.

	Cyber threat and unauthorised access to systems	è
We took part in an industry-wide cyber resilience exercise, and incorporated lessons learned into our new and existing cyber programmes, which are designed to mitigate specific cyber risks and enhance our control environment.

*	Regulatory developments with adverse impact on business model and profitability	è
We actively engaged with regulators and policymakers to help ensure that new regulatory requirements, such as the recent Basel Committee on Banking Supervision consultation on reducing variation in credit risk RWAs, are considered fully and can be implemented in an effective manner.

	US deferred prosecution agreement and related agreements and consent orders	é
We are continuing to take concerted action to remediate anti-money laundering ('AML') and sanctions compliance deficiencies and to implement Global Standards. We also continue to embed our Affiliate Risk Forum to further mitigate financial crime risk issues arising from operations conducted within the HSBC network.

	Regulatory focus on conduct of business and financial crime	è
We are focusing on embedding our global AML and sanctions policies and procedures. We further enhanced our management of conduct in areas including the treatment of potentially vulnerable customers, market surveillance, employee training and performance management.

Internally driven
	IT systems infrastructure and resilience	é	We are investing in specialist teams and our systems capability to help ensure strong digital capabilities, delivery quality and resilience within our customer journeys.
*	Impact of organisational change and regulatory demands on employees	è	We have increased our focus on resource planning and employee retention, and are developing initiatives to equip line managers with skills to both manage change and support their employees.
	Execution risk	è
The Group Change Committee monitored the status of the high priority programmes across the Group that support the strategic actions, facilitating resource prioritisation and increased departmental coordination.

	Third-party risk management	è
We are implementing a framework to provide a holistic view of third-party risks which will help enable the consistent risk assessment of any third-party service against key criteria, combined with associated control monitoring, testing and assurance throughout the third-party lifecycle.

	Model risk	é
We implemented a new global policy on model risk management and are rolling out an enhanced model governance framework globally to address key internal and regulatory requirements. We continue to strengthen the capabilities of the independent model review team.

	Data management	è	We continued to enhance our data governance, quality and architecture to help enable consistent data aggregation, reporting and management.
é Risk heightened during 1H16 è Risk remained at the same level as 31 December 2015 * Thematic risk renamed during 1H16

HSBC HOLDINGS PLC

Financial summary

Financial summary

Use of non-GAAP financial measures	24
Adjusted performance	24
Foreign currency translation differences	24
Significant items	24
Consolidated income statement	25
Group performance by income and expense item	26
Net interest income	26
Net fee income	27
Net trading income	28
Net income from financial instruments designated at fair value	29
Gains less losses from financial investments	30
Net insurance premium income	30
Other operating income	31
Net insurance claims and benefits paid and movement in liabilities to policyholders	32
Loan impairment charges and other credit risk provisions	33
Operating expenses	34
Share of profit in associates and joint ventures	36
Tax expense	36
Consolidated balance sheet	37
Movement from 31 December 2015 to 30 June 2016	38
Reconciliation of RoRWA measures	40
Ratios of earnings to combined fixed charges	40

Use of non-GAAP financial measures
Our reported results are prepared in accordance with IFRSs as detailed in the Financial Statements starting on page 109. In measuring our performance, the financial measures that we use include those which have been derived from our reported results in order to eliminate factors which distort period-on-period comparisons. These are considered non-GAAP financial measures.
Non-GAAP financial measures that we use throughout this Interim Report 2016 are described below. Non-GAAP financial measures are described and reconciled to the closest reported financial measure when used.

Adjusted performance
Adjusted performance is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items which distort period-on-period comparisons.
We use ‘significant items’ to collectively describe the group of individual adjustments that are excluded from reported results when arriving at adjusted performance. These items, which are detailed below, are ones that management and investors would ordinarily identify and consider separately when assessing performance in order to better understand underlying trends in the business.
We consider adjusted performance provides useful information for investors by aligning internal and external reporting, identifying and quantifying items management believes to be significant and providing insight into how management assesses period-on-period performance.
Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies for 1H16. We exclude the translation differences when deriving constant currency data because using these data allows us to assess balance sheet and income statement performance on a like-for-like basis to better understand the underlying trends in the business.

Foreign currency translation differences
Foreign currency translation differences for the half-years to 30 June 2015 and 31 December 2015 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
•
the income statements for the half-years to 30 June 2015 and 31 December 2015 at the average rates of exchange for the half‑year to 30 June 2016; and
•
the balance sheets at 30 June 2015 and 31 December 2015 at the prevailing rates of exchange on 30 June 2016.
No adjustment has been made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Significant items
The tables on pages 59 to 64 detail the effect of significant items on each of our geographical segments and global businesses during 1H16 and the two halves of 2015.

HSBC HOLDINGS PLC

Financial summary (continued)

Consolidated income statement
Summary consolidated income statement

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m

Net interest income	15,760	16,444	16,087
Net fee income	6,586	7,725	6,980
Net trading income	5,324	4,573	4,150
Net income/(expense) from financial instruments designated at fair value	561	2,666	(1,134)
Gains less losses from financial investments	965	1,874	194
Dividend income	64	68	55
Net insurance premium income	5,356	5,607	4,748
Other operating income	644	836	219

Total operating income	35,260	39,793	31,299

Net insurance claims and benefits paid and movement in liabilities to policyholders	(5,790)	(6,850)	(4,442)

Net operating income before loan impairment charges and other credit risk provisions	29,470	32,943	26,857

Loan impairment charges and other credit risk provisions	(2,366)	(1,439)	(2,282)

Net operating income	27,104	31,504	24,575

Total operating expenses	(18,628)	(19,187)	(20,581)

Operating profit	8,476	12,317	3,994

Share of profit in associates and joint ventures	1,238	1,311	1,245

Profit before tax	9,714	13,628	5,239

Tax expense	(2,291)	(2,907)	(864)

Profit for the period	7,423	10,721	4,375

Profit attributable to shareholders of the parent company	6,912	9,618	3,904
Profit attributable to non-controlling interests	511	1,103	471

Average foreign exchange translation rates to $:
$1: £	0.698	0.657	0.652
$1: €	0.896	0.897	0.906

HSBC HOLDINGS PLC

Group performance by income and expense item
For further financial performance data for each geographical region and global business, see pages 41 to 51 and 52 to 64, respectively.

Net interest income

		Half-year to
		30 Jun	30 Jun	31 Dec
		2016	2015	2015
	Footnotes	$m	$m	$m

Interest income		23,011	24,019	23,170
Interest expense		(7,251)	(7,575)	(7,083)

Net interest income	1	15,760	16,444	16,087

Average interest-earning assets		1,733,961	1,730,663	1,723,296

Gross interest yield	2	2.67%	2.80%	2.67%
Cost of funds		(1.01%)	(1.03%)	(0.97%)
Net interest spread	3	1.66%	1.77%	1.70%
Net interest margin	4	1.83%	1.92%	1.85%
Net interest margin excluding Brazil		1.75%	1.82%	1.77%
For footnotes, see page 65.
In 1H16, we recorded $974m of net interest income in Brazil (1H15: $1,214m; 2H15: $1,011m) and average interest earning assets were $37,390m (1H15: $43,684m; 2H15: $36,409m).
Reported net interest income of $15.8bn decreased by $0.7bn or 4% compared with 1H15. This included the significant items and currency translation summarised in the table below.
On a reported basis, net interest margin of 1.83% fell by 9 basis points (‘bps’), driven by currency movements. On

1 July 2016, we completed the sale of our operations in Brazil. During 1H16, our net interest margin excluding our operations in Brazil was 1.75%, 8 basis points (‘bps’) lower than the group’s total net interest margin for this period, reflecting the impact of relatively higher interest rates in Brazil compared with the rest of our portfolio.

Significant items and currency translation

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m
Significant items
– releases/(provisions) arising from the ongoing review of compliance with the UK Consumer Credit Act	2	12	(22)

	2	12	(22)
Currency translation		946	457

Total	2	958	435

Excluding the currency impact tabulated above, net interest income rose $0.3bn, as increases in Hong Kong, Mexico and Argentina were partly offset by a reduction in the UK and mainland China. However, net interest spread and margin decreased slightly. This was due to a number of factors, including reduced yields on customer lending in Europe and increased costs of debt issued by HSBC Holdings, although we benefited from lower costs of funds on customer accounts in Hong Kong and increased yields in Mexico and Argentina.
Interest income
Reported interest income fell by $1.0bn compared with 1H15, notably driven by currency movements in Latin

America and Europe. Excluding these, total interest income rose by $0.6bn, notably in Mexico, Argentina and the US. Interest income also rose in our operations in Brazil, although this was more than offset by an increase in interest expense.
Interest income on loans and advances to customers was higher. In Mexico and Argentina, this was due to higher yields following central bank interest rate rises. In Europe, the increase was mainly driven by balance growth in term lending in the UK despite lower yields on mortgages in line with competitive pricing, and the effect of downward movements in market interest rates in the eurozone. In Asia, although yields on lending increased marginally in Hong Kong and Singapore, customer lending income was broadly unchanged as the increase in yields was offset by the impact

HSBC HOLDINGS PLC

Financial summary (continued)

of central bank rate decreases in various countries, notably mainland China, and from a decrease in average balances. However, in North America, interest income from customer lending fell from continued run-off and sales in the US CML run-off portfolio.
Interest income on short-term funds and financial investments marginally increased. This was driven by a change in product mix in North America towards higher-yielding, mortgage-backed securities in order to maximise the effectiveness of the portfolio and, to a lesser extent, in Argentina from balance growth. These increases were partly offset by reductions in Europe from lower yields.
Interest income on reverse repurchase agreements – non‑trading was higher, driven by higher balances and market rates in North America.
Interest expense
Reported interest expense fell by $0.3bn compared with 1H15 driven by currency translation, primarily in Latin America and Europe.

Excluding this, interest expense rose $0.4bn as decreases in Asia were partly offset by an increase in cost in North America, Europe and Argentina.
Interest expense on customer accounts fell despite growth in average balances. This reflected a change in mix towards lower cost accounts in Hong Kong and central bank rate reductions in a number of markets, notably mainland China and Australia. This was partly offset by higher interest expense on customer accounts in North America, in line with promotional deposit offerings, and in Argentina from central bank rate rises.
Interest expense on debt issued rose, due to a rise in the cost of funds, despite a fall in average balances as redemptions across the Group were more than offset by issuances of senior debt from HSBC Holdings plc. The increase in the cost of debt was driven by a combination of market sentiment as well as longer maturities and the structural subordination of our new issuances. In addition, Interest expense rose on repos, notably in North America, reflecting higher balances and market rates.

Net fee income

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m

Account services	1,310	1,383	1,362
Funds under management	1,172	1,310	1,260
Cards	1,010	1,120	1,161
Credit facilities	908	989	930
Broking income	530	817	624
Imports/exports	436	485	486
Unit trusts	412	595	412
Underwriting	372	450	312
Remittances	371	387	385
Global custody	330	371	350
Insurance agency commission	228	284	235
Other	1,123	1,181	1,127

Fee income	8,202	9,372	8,644

Less: fee expense	(1,616)	(1,647)	(1,664)

Net fee income	6,586	7,725	6,980

Reported net fee income fell by $1.1bn compared with 1H15, partly reflecting the adverse effects of currency translation between the periods of $0.3bn, notably in Asia and Europe.

Significant items and currency translation

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m
Significant items	—	—	—

Currency translation		295	132

Total	—	295	132

On an adjusted basis, net fee income decreased by $844m, driven by a reduction in Hong Kong, primarily within RBWM. This partly reflected the effect of weaker equity markets and risk-averse investor sentiment in Asia. Net fee income also decreased in Switzerland within GPB.

HSBC HOLDINGS PLC

Fee income from broking and unit trusts fell by $443m, compared with a strong performance in 1H15. The decrease was mainly in Hong Kong, driven by lower securities broking income and falling fund sales in RBWM, in part reflecting a reduction in stock market turnover of 46%.

Fee income from funds under management also decreased, by $108m. This was partly driven by lower fees in our Global Asset Management business in RBWM following a reduction in funds under management balances as a result of adverse market conditions, notably in Europe. Fee income from funds under management also decreased in Switzerland in GPB.

Net trading income

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m

Trading activities	5,020	3,553	3,732
Net interest income on trading activities	730	1,053	722
Loss on termination of hedges	—	(8)	(3)
Other trading income/(expense) – hedge ineffectiveness:
– on cash flow hedges	4	4	11
– on fair value hedges	(41)	26	(37)
Fair value movement on non-qualifying hedges	(389)	(55)	(275)

Net trading income	5,324	4,573	4,150

Reported net trading income of $5.3bn was $0.8bn higher than in 1H15. This included significant items and currency translation summarised in the table below.

Significant items and currency translation

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m
Included within trading activities:
– favourable debit valuation adjustment on derivative contracts	151	165	65
Other significant items:
– adverse fair value movements on non-qualifying hedges	(397)	(45)	(282)

	(246)	120	(217)
Currency translation		237	210

Total	(246)	357	(7)

On an adjusted basis, net trading income from trading activities increased by $1.4bn, primarily driven by favourable movements of $1.3bn in the period compared with adverse movements of $0.6bn in 1H15 on assets held as economic hedges of foreign currency debt designated at fair value. Both these movements were offset by adverse movements on foreign currency debt designated at fair value in ‘Net income from financial instruments designated at fair value’.

Excluding these movements, trading income decreased by $0.6bn, primarily in GB&M. Income decreased in Equities and Foreign Exchange, due to market volatility that led to reduced client activity. This was partly offset by an increase in revenue from our Rates business which benefited from increased client activity.

HSBC HOLDINGS PLC

Financial summary (continued)

Net income from financial instruments designated at fair value

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m
Net income/(expense) arising from:
– financial assets held to meet liabilities under insurance and investment contracts	209	1,615	(1,084)
– liabilities to customers under investment contracts	30	(301)	335
– HSBC’s long-term debt issued and related derivatives	270	1,324	(461)
– change in own credit spread on long-term debt (significant item)	1,226	650	352
– other changes in fair value	(956)	674	(813)

– other instruments designated at fair value and related derivatives	52	28	76

Net income from financial instruments designated at fair value	561	2,666	(1,134)

Assets and liabilities from which net income from financial instruments designated at fair value arose

	At
	30 Jun	31 Dec
	2016	2015
	$m	$m

Financial assets designated at fair value	23,901	23,852
Financial liabilities designated at fair value	78,882	66,408

Including:
Financial assets held to meet liabilities under:
– insurance contracts and investment contracts with DPF	11,438	11,119
– unit-linked insurance and other insurance and investment contracts	11,206	11,153
Long-term debt issues designated at fair value	72,660	60,188

The majority of our financial liabilities designated at fair value are fixed-rate, long-term debt issuances, and are managed in conjunction with interest rate swaps as part of our interest rate management strategy.
These liabilities are discussed further on page 359 of the Annual Report and Accounts 2015.

Reported net income from financial instruments designated at fair value was $0.6bn in 1H16, compared with $2.7bn in 1H15. The former included favourable movements in the fair value of our own long-term debt of $1.2bn due to changes in credit spread, compared with favourable movements of $650m in 1H15.

Significant items and currency translation

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m
Significant items
– own credit spread	1,226	650	352

Currency translation		152	(60)

Total	1,226	802	292

On an adjusted basis, which excludes changes in our own credit spread and the net adverse effect of currency translation shown above, net income from financial instruments designated at fair value decreased by $2.5bn.
Net income from financial assets held to meet liabilities under insurance and investment contracts of $209m was $1.4bn lower than in 1H15. This was primarily driven by weaker equity markets in France, Hong Kong and the UK.
The $1.4bn change was, however, broadly offset by ‘liabilities to customers under investment contracts’, and by ‘Net insurance claims and benefits paid and movements in liabilities to policyholders’ which are described on page 32.

Investment gains or losses arising from equity markets result in a corresponding movement in liabilities to customers. This reflects the extent to which unit-linked policyholders, in particular, participate in the investment performance of the associated asset portfolio.
Where the gains or losses are recorded depends on the contract type. When gains or losses relate to assets held to back investment contracts, the corresponding movement in liabilities to customers is recorded in ‘Net income/(expense) from financial instruments designated at fair value’.
When gains or losses related to assets held to back insurance contracts or investment contracts with discretionary participation features (‘DPF’), any corresponding movement

HSBC HOLDINGS PLC

in liabilities to customers is recorded in ‘Net insurance claims and benefits paid and movement in liabilities to policyholders’, which is detailed on page 32.
Other changes in fair value on our long-term debt and related derivatives primarily reflected:

•	In GB&M, adverse movements of $1.3bn, compared to favourable movements of $0.6bn in 1H15, on foreign currency debt designated at fair value and issued as part of our overall funding strategy (offset by assets held as economic hedges in ‘Net trading income’).
This was partly offset by:

•	In ‘Other’, favourable fair value movements of $0.4bn, compared with minimal movements in 1H15, relating to the economic hedging of interest and exchange rate risk on our long-term debt.

Gains less losses from financial investments

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m
Net gains from disposal of:
– debt securities	280	310	35
– equity securities	693	1,578	251
– other financial investments	4	4	1

	977	1,892	287
Impairment of available-for-sale equity securities	(12)	(18)	(93)

Gains less losses from financial investments	965	1,874	194

In 1H16, gains less losses from financial investments decreased by $0.9bn on a reported basis compared with 1H15. This was driven by the significant items and currency translation tabulated below, notably the non-recurrence of the gain on the partial sale of our shareholding in Industrial Bank of $1.4bn in 1H15, and in 1H16 a gain on disposal of our membership interest in Visa Europe.

Significant items and currency translation

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m
Significant items
– gain on disposal of our membership interest in Visa Europe	584	—	—
– gain on the partial sale of shareholding in Industrial Bank	—	1,372	—
	584	1,372	—

Currency translation		19	8

Total	584	1,391	8

On an adjusted basis, excluding all significant items and currency translation tabulated above, gains less losses from financial investments decreased by $102m, driven by GB&M.

This was primarily driven by lower gains on equity securities in both Markets and Principal Investments.

Net insurance premium income

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m

Gross insurance premium income	5,728	5,855	5,157
Reinsurance premiums	(372)	(248)	(409)

Net insurance premium income	5,356	5,607	4,748

Reported net insurance premium income was $0.3bn lower than in 1H15, largely due to adverse effects of currency translation $159m.

HSBC HOLDINGS PLC

Financial summary (continued)

Significant items and currency translation

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m
Significant items	—	—	—
Currency translation		159	20

Total	—	159	20

On an adjusted basis, excluding the effects of currency translation, net insurance premium income fell by $92m or 2%. This was largely driven by the disposal of our UK pensions business in 2H15, following our decision to exit the UK commercial pension market in 2014, and lower participating contract premiums in France.

In Asia, increased premiums in Singapore and Hong Kong on participating contracts were partly offset by the impact of new reinsurance agreements in Hong Kong.

Other operating income

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m

Rent received	82	84	87
Gains/(losses) recognised on assets held for sale	57	34	(278)
(Losses)/gains on investment properties	(3)	33	28
Gains on disposal of property, plant and equipment, intangible assets and non-financial investments	28	26	27
Change in present value of in-force long-term insurance business	351	438	361
Other	129	221	(6)

Other operating income	644	836	219
Change in present value of in-force long-term insurance business

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m

Value of new business	458	438	371
Expected return	(266)	(279)	(273)
Assumption changes and experience variances	172	241	263
Other adjustments	(13)	38	—

Change in present value of in-force long-term insurance business	351	438	361

Reported other operating income decreased by $192m from 1H15. This included the effects of the significant items recorded in the table below.

Significant items and currency translation

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m
Significant items
Included within gains recognised on assets held for sale:	36	17	(249)
– disposal costs of Brazilian operations	(32)	—	(18)
– gain/(loss) on sale of several tranches of real estate secured accounts in the US	68	17	(231)
Currency translation		39	23

Total	36	56	(226)

HSBC HOLDINGS PLC

Excluding the significant items and currency translation tabulated above, other operating income decreased by $172m compared with 1H15. This was primarily from lower favourable movements in present value of in-force (‘PVIF’) long-term insurance business and minimal movement in valuations on investment properties compared with gains in 1H15, mainly in Asia.

The lower favourable movement in PVIF in 2016 was primarily driven by decreasing yields in France, partly offset by the favourable effects of changes to interest rate assumptions in Singapore.
In addition, 1H15 included a change in interest rate assumption in France which had the effect of increasing PVIF.

Net insurance claims and benefits paid and movement in liabilities to policyholders

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m
Insurance claims and benefits paid and movement in liabilities to policyholders:
– gross	6,192	7,099	4,773
– reinsurers’ share	(402)	(249)	(331)

Net total	5,790	6,850	4,442

Reported net insurance claims and benefits paid and movement in liabilities to policy holders were $1.1bn lower than in 1H15, in part reflecting the currency translation movements of $0.2bn.

Significant items and currency translation

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m
Significant items	—	—	—

Currency translation		217	19

Total	—	217	19

Excluding the effects of currency translation, net insurance claims and benefits paid and movements in liabilities to policyholders were $0.8bn lower than in 1H15.
This reduction was primarily in Europe, and to a lesser extent Hong Kong, reflecting a decrease in returns on financial assets supporting liabilities to policyholders where the policyholder is exposed to investment risk. This decrease in returns reflected weaker equity market performance in France, Hong Kong and the UK.

Other drivers were reduced surrenders in Hong Kong and the impact of the sale of the UK pensions business in 2015. These reductions were partly offset by increases in liabilities to policyholders in Singapore, as a result of changes to interest rate assumptions.
The gains or losses recognised on the financial assets designated at fair value that are held to support these insurance contract liabilities are reported in ‘Net income from financial instruments designated at fair value’ on page 29.

HSBC HOLDINGS PLC

Financial summary (continued)

Loan impairment charges and other credit risk provisions

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m
Loan impairment charges
– new allowances net of allowance releases	2,623	1,797	2,603
– recoveries of amounts previously written off	(340)	(350)	(458)

	2,283	1,447	2,145

– individually assessed allowances	1,263	480	1,025
– collectively assessed allowances	1,020	967	1,120
Impairment allowances/(release) of available-for-sale debt securities	34	(38)	21
Other credit risk provisions	49	30	116

Loan impairment charges and other credit risk provisions	2,366	1,439	2,282

	%	%	%
Impairment charges on loans and advances to customers as a percentage of average gross loans and advances to customers (annualised)	0.52	0.31	0.47
Reported loan impairment charges and other credit risk provisions (‘LICs’) of $2.4bn were $927m higher than in 1H15. This included favourable currency translation of $160m.

Significant items and currency translation

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m
Significant items	—	—	—

Currency translation		160	19

Total	—	160	19

Excluding the effects of currency translation, LICs were $1.1bn higher than in 1H15. This was due to an increase in Brazil (up by $346m) reflecting a deterioration in local economic conditions, as well as higher individually assessed charges in a small number of countries, notably in the oil and gas sector.
On an adjusted basis, individually assessed LICs were $1.3bn, an increase of $822m compared with 1H15. This primarily reflected increases in our GB&M and CMB businesses and included the following:

•
In North America (up by $495m), individually assessed LICs increased in our GB&M business in the US. This was primarily related to a significant specific charge on a mining related corporate exposure, as well as charges in the oil and gas sector. In addition, individually assessed LICs also increased in CMB in both Canada and the US, mainly in the oil and gas sector.

•
In Asia (up by $125m), individually assessed charges increased, notably in our GB&M business in Australia, primarily driven by a small number of charges related to metals and mining exposures. In addition, the comparative period benefited from a release of allowances in Hong Kong.

•
In Europe (up by $140m), individually assessed charges increased. This was mainly in the UK in our RBWM business due to net charges on individually assessed mortgage balances, compared with a net release in 1H15. Also, in Spain there were higher charges in CMB related to the construction sector.

•	In Latin America (up by $47m), individually assessed charges increased, primarily in Brazil due to the deterioration of economic conditions.
On an adjusted basis, collectively assessed LICs rose by $173m, mainly in RBWM and, to a lesser extent, in CMB. The increase arose from:

•
In Latin America collectively assessed LICs increased by $281m. This was mainly in Brazil (up by $217m) in both our RBWM and CMB businesses, where delinquency rates increased following the deterioration of economic conditions. In addition, LICs rose in Mexico in our RBWM business in line with our strategic focus on growing unsecured lending.

This was partly offset by:

•
In North America (down by $45m) LICs decreased in our CMB and GB&M businesses as collectively assessed provisions related to the oil and gas sector were replaced with individually assessed LICs against specific clients in this sector (as discussed earlier). This was partly offset by an increase in our RBWM US CML run-off portfolio.

•
In Europe, collectively assessed LICs decreased by $26m, mainly our RBWM business. This reflected a reduction in Turkey from favourable credit performance on unsecured lending, as well as net release of allowances in Greece. This was partly offset by an increase in our CMB business in the UK, primarily reflecting new allowances against exposures in the oil and gas sector.

HSBC HOLDINGS PLC

In 1H16, we recorded net impairment allowances on available-for-sale debt securities compared with net releases in 1H15. Both primarily related to asset-backed securities (‘ABSs’) in our UK GB&M business.

Operating expenses

In addition to detailing operating expense items by category, as set out in the table below, we also categorise adjusted expenses as follows:
•
‘Run-the-bank’ costs comprise business-as-usual running costs that keep operations functioning at the required quality and standard year on year, maintain IT infrastructure and support revenue growth. Run-the-bank costs are split between front office and back office, reflecting the way the Group is organised into four global businesses (‘front office’) supported by global functions (‘back office’).
•
‘Change-the-bank’ costs comprise expenses relating to the implementation of mandatory regulatory changes and other investment costs incurred relating to projects to change business-as-usual activity to enhance future operating capabilities.
•
‘Costs-to-achieve’ comprise those specific costs relating to the achievement of the strategic actions set out in the Investor Update in June 2015. They comprise costs incurred between 1 July 2015 and 31 December 2017 and do not include ongoing initiatives such as Global Standards. Any costs arising within this category have been incurred as part of a significant transformation programme. Costs-to-achieve are included within significant items and incorporate restructuring costs which were identified as a separate significant item prior to 1 July 2015.
•
The UK bank levy is reported as a separate category.

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m
By expense category
Employee compensation and benefits	9,354	10,041	9,859
Premises and equipment (excluding depreciation and impairment)	1,901	1,939	1,891
General and administrative expenses	5,566	6,190	7,642

Administrative expenses	16,821	18,170	19,392
Depreciation and impairment of property, plant and equipment	605	604	665
Amortisation and impairment of intangible assets and goodwill	1,202	413	524

Operating expenses	18,628	19,187	20,581

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m
By expense group
Run-the-bank – front office	7,583	7,756	7,511
Run-the-bank – back office	7,036	7,161	7,307
Change-the-bank	1,454	1,733	1,739
Bank levy	(128)	(44)	1,465
Significant items	2,683	1,544	2,040
Currency translation		1,037	519

Operating expenses	18,628	19,187	20,581

Staff numbers (full-time equivalents)

	At
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
Geographical regions
Europe	65,387	69,867	67,509
Asia	119,699	120,588	120,144
Middle East and North Africa	7,693	8,208	8,066
North America	18,838	20,338	19,656
Latin America	39,719	40,787	39,828

Staff numbers	251,336	259,788	255,203

HSBC HOLDINGS PLC

Financial summary (continued)

Reported operating expenses of $18.6bn were $0.6bn or 3% lower than in 1H15, which included an impairment of $0.8bn relating to the goodwill in our GPB business in Europe (please see Note 20 for further details). The lower operating expenses benefited from the favourable effects of currency translation of $1.0bn, partly offset by a $1.1bn increase in significant items.

Significant items and currency translation

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m
Significant items
– costs-to-achieve	1,018	—	908
– costs to establish UK ring-fenced bank	94	—	89
– disposal costs of Brazilian operations	11	—	110
– impairment of Global Private Banking – Europe goodwill	800	—	—
– regulatory provisions in GPB	4	147	25
– restructuring and other related costs	—	117	—
– settlements and provisions in connection with legal matters	723	1,144	505
– UK customer redress programmes	33	137	404

	2,683	1,545	2,041
Currency translation		1,037	519

Total	2,683	2,582	2,560

On an adjusted basis, operating expenses of $15.9bn were $0.7bn lower than in 1H15, despite inflationary pressures and increases in regulatory programmes and compliance costs. This primarily reflected transformational cost savings of $0.9bn achieved in 1H16. On a run-rate basis, we are now approximately 40% of the way towards achieving the cost savings target we committed to in our Investor Update in June 2015.
Run-the-bank costs of $14.6bn were $0.3bn lower than in 1H15 and change-the-bank costs of $1.5bn were $0.3bn lower than in 1H15. This reflected the following factors:

•	In RBWM, costs were $0.3bn lower, reflecting the effects of our transformational cost initiatives, which included our branch optimisation programme.

•
In GB&M, costs were $0.2bn lower, reflecting lower performance-related costs, primarily in Europe and Asia, and the effects of our transformational cost initiatives, including significantly lower headcount and better use of our shared global service centres.

•	In GPB, costs were $0.1bn lower, reflecting a fall in staff costs from lower FTEs, primarily in Europe and Asia.

•
In CMB, costs remained broadly unchanged due to strong cost discipline and delivery of transformation initiatives, including a more simplified organisation structure and process optimisation within our lending, on-boarding and servicing platforms.

•
The cost savings in the global businesses noted above were also supported by the benefits of transformational activities in our technology, operations and other functions, primarily from process automation and organisational re-design.

Included within the above, our total expenditure on regulatory programmes and compliance, comprising both run-the-bank and change-the-bank elements, was $1.5bn, up $0.2bn or 14% from 1H15. This reflected the continued implementation of our Global Standards programme to enhance our financial crime risk controls and capabilities, and to meet our external commitments.
Excluding investment in regulatory programmes and compliance, and credits relating to the prior year bank levy in both periods, adjusted operating expenses declined by $0.8bn or 5% compared with 1H15.
The number of employees expressed in FTEs at 30 June 2016 was 251,336, a decrease of 3,867 from 31 December 2015. This was driven by reductions in global businesses and global functions, partly offset by investment related to financial crime risk of 540 FTEs, and cost-to-achieve FTEs of 3,918.

HSBC HOLDINGS PLC

Reported cost efficiency ratios

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	%	%	%

HSBC	63.2	58.2	76.6

Geographical regions
Europe	82.2	78.3	112.2
Asia	44.6	38.8	48.3
Middle East and North Africa	41.9	48.4	47.8
North America	83.1	79.7	91.0
Latin America	68.8	67.6	78.5

Global businesses
Retail Banking and Wealth Management	70.2	67.1	78.3
Commercial Banking	41.9	44.1	46.7
Global Banking and Markets	53.3	56.4	63.3
Global Private Banking	158.8	85.0	83.5

Share of profit in associates and joint ventures

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m

Associates
Bank of Communications Co., Limited	974	1,021	990
The Saudi British Bank	244	240	222
Other	8	25	20

Share of profit in associates	1,226	1,286	1,232
Share of profit in joint ventures	12	25	13

Share of profit in associates and joint ventures	1,238	1,311	1,245

Our reported share of profit in associates and joint ventures was $1.2bn, a decrease of $73m or 6%, largely from adverse effects of currency translation of $55m.

On an adjusted basis, share of profit in associates and joint ventures fell by $18m or 1%, primarily relating to HSBC Saudi Arabia, reflecting challenging stock market and economic conditions.

Tax expense

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m

Profit before tax	9,714	13,628	5,239
Tax expense	(2,291)	(2,907)	(864)

Profit after tax	7,423	10,721	4,375

Effective tax rate	23.6%	21.3%	16.5%

The effective tax rate for 1H16 of 23.6% was higher than the 21.3% in 1H15, principally due to the 8% surcharge on UK banking profits.

HSBC HOLDINGS PLC

Financial summary (continued)

Consolidated balance sheet
Summary consolidated balance sheet

	At
	30 Jun 2016	31 Dec 2015
	$m	$m
Assets
Cash and balances at central banks	128,272	98,934
Trading assets	280,295	224,837
Financial assets designated at fair value	23,901	23,852
Derivatives	369,942	288,476
Loans and advances to banks	92,199	90,401
Loans and advances to customers	887,556	924,454
Reverse repurchase agreements – non-trading	187,826	146,255
Financial investments	441,399	428,955
Assets held for sale	50,305	43,900
Other assets	146,454	139,592

Total assets	2,608,149	2,409,656

Liabilities and equity
Liabilities
Deposits by banks	69,900	54,371
Customer accounts	1,290,958	1,289,586
Repurchase agreements – non-trading	98,342	80,400
Trading liabilities	188,698	141,614
Financial liabilities designated at fair value	78,882	66,408
Derivatives	368,414	281,071
Debt securities in issue	87,673	88,949
Liabilities under insurance contracts	73,416	69,938
Liabilities of disposal groups held for sale	43,705	36,840
Other liabilities	109,864	102,961

Total liabilities	2,409,852	2,212,138

Equity
Total shareholders’ equity	191,257	188,460
Non-controlling interests	7,040	9,058

Total equity	198,297	197,518

Total liabilities and equity	2,608,149	2,409,656

HSBC HOLDINGS PLC

Selected financial information

	At
	30 Jun	31 Dec
	2016	2015
	$m	$m

Called up share capital	9,906	9,842
Capital resources	186,793	189,833
Undated subordinated loan capital	1,968	2,368
Preferred securities and dated subordinated loan capital	42,170	42,844
Risk-weighted assets	1,082,184	1,102,995

Financial statistics
Loans and advances to customers as a percentage of customer accounts	68.8	71.7
Average total shareholders’ equity to average total assets	7.44	7.31
Net asset value per ordinary share at period end ($)	8.75	8.73
Number of $0.50 ordinary shares in issue (millions)	19,813	19,685

Closing foreign exchange translation rates to $:
$1: £	0.744	0.675
$1: €	0.900	0.919
A more detailed consolidated balance sheet is contained in the Financial Statements on page 109.

Combined view of customer lending and customer deposits

		At
		30 Jun	31 Dec
		2016	2015
	Footnotes	$m	$m

Loans and advances to customers		887,556	924,454
Loans and advances to customers reported in ‘Assets held for sale’		20,711	19,021
– Brazil	5	19,203	17,001
– other		1,508	2,020

Combined customer lending		908,267	943,475

Customer accounts		1,290,958	1,289,586
Customer accounts reported in ‘Liabilities of disposal groups held for sale’		20,531	16,682
– Brazil	5	19,357	15,094
– other		1,174	1,588

Combined customer deposits		1,311,489	1,306,268
For footnote, see page 65.

Movement from 31 December 2015 to 30 June 2016
Total reported assets of $2.6tn were 8% higher than at 31 December 2015 on a reported basis and 11% higher on a constant currency basis. This was driven by increased derivative assets and trading assets, notably settlement accounts.
Our ratio of customer advances to customer accounts was 69%. Loans and advances to customers fell on a reported basis while customer accounts increased on a reported basis. These changes included:

•	adverse currency translation movement of $24bn on loans and advances to customers and $31bn on customer accounts; and

•
an $8bn reduction in corporate overdraft and current account balances relating to a small number of clients in our Global Liquidity and Cash Management business in the UK who settled their overdraft and deposit balances on a net basis, with these customers increasing the frequency with which they settled their positions.

Excluding these movements, customer lending decreased by $5bn, partly due to reductions in our legacy portfolios.
Assets
Derivative assets increased by $81bn or 28%, driven by valuation movements in interest rate contracts, reflecting downward shifts in major yield curves, notably in the UK and to a lesser extent in France.
Trading assets increased by $55bn, driven by higher settlement account balances in Europe and North America and an increase in holding of debt securities, primarily in Asia. By contrast, Europe was affected by decreases in equity securities.
Reverse repurchase agreements – non-trading increased by $42bn, notably in Europe and North America, the latter reflecting deployment of surplus liquidity from cash balances.
Loans and advances to customers decreased by $37bn on a reported basis, driven by Europe and to a lesser extent Asia. This included:

HSBC HOLDINGS PLC

Financial summary (continued)

•	adverse currency translation movements of $24bn; and

•	an $8bn reduction in corporate overdraft balances in Europe, with a corresponding fall in corporate customer accounts.
Excluding these factors, customer lending balances decreased by $5bn, partly reflecting our strategic focus on reducing our legacy portfolio. In North America this included a $5.7bn transfer to ‘Assets held for sale’ of US first lien mortgage balances in RBWM. We disposed of most of these transferred loans during 1H16.
Balances also fell in Asia by $6bn, although they stabilised in the second quarter of 2016. Lending fell in CMB by $5bn, notably in Hong Kong and Singapore, particularly in trade lending. The fall in Hong Kong reflected weakened client demand and corporates in mainland China reverting back to mainland China from Hong Kong for financing as interest rates between Hong Kong and mainland China narrowed. By contrast, balances increased in Europe by $8bn, primarily reflecting higher term lending in CMB and GB&M, notably in the UK.
Liabilities
Derivative liabilities increased by $87bn in line with the movements of derivative assets as the underlying risk was broadly matched.
Trading liabilities increased by $47bn, primarily in Europe and North America, partly driven by an increase in settlement accounts.
Customer accounts were broadly in line with balances at 31 December 2015 and included:

•	adverse currency translation movements of $31bn; and

•	an $8bn reduction in corporate current account balances, in line with a fall in corporate overdraft positions.
Excluding these factors, customer accounts grew by $38bn, mainly in the UK, driven by increases in GB&M and RBWM, and in Hong Kong, notably in RBWM.
Equity
Total shareholders’ equity was broadly unchanged. The effects of profits generated in the period and the issue of new contingent convertible securities of $2.0bn were broadly offset by the effects of dividends paid and an increase in accumulated foreign exchange losses. Movements in the foreign exchange reserves reflected the depreciation of sterling against the US dollar, although this was partly offset by appreciation in other currencies, including the euro and Canadian dollar.

Customer accounts by country

	At
	30 Jun	31 Dec
	2016	2015
	$m	$m

Europe	482,992	497,876
– UK	383,958	404,084
– France	39,896	35,635
– Germany	16,141	13,873
– Switzerland	8,820	10,448
– other	34,177	33,836

Asia	610,200	598,620
– Hong Kong	433,136	421,538
– Australia	18,655	17,703
– India	12,159	11,795
– Indonesia	5,738	5,366
– Mainland China	41,897	46,177
– Malaysia	14,233	14,114
– Singapore	43,578	41,307
– Taiwan	12,321	11,812
– other	28,483	28,808

Middle East and North Africa (excluding Saudi Arabia)	35,094	36,468
– Egypt	6,255	6,602
– United Arab Emirates	17,641	18,281
– other	11,198	11,585

North America	142,152	135,152
– US	90,646	86,322
– Canada	42,355	39,727
– other	9,151	9,103

Latin America	20,520	21,470
– Mexico	14,854	15,798
– other	5,666	5,672

At end of period	1,290,958	1,289,586

Risk-weighted assets
Risk-weighted assets totalled $1,082bn at 30 June 2016, a decrease of $21bn or 2% from 31 December 2015, reflecting targeted RWA initiatives and the effects of currency translation, partly offset by balance sheet growth and RWA increases as a result of credit quality deterioration. In 1H16, RWA initiatives resulted in a reduction of $48bn and included asset sales in the GB&M legacy and US CML run-off portfolios, reduced exposures, refined calculations and process improvements.

HSBC HOLDINGS PLC

Reconciliation of RoRWA measures

Performance management
We target a return on average ordinary shareholders’ equity of greater than 10%. For internal management purposes we monitor global businesses and geographical regions by pre-tax return on average risk-weighted assets (‘RoRWA’), a metric which combines return on equity and regulatory capital efficiency objectives. This metric is calibrated against return on equity (‘ROE’) and capital requirements to ensure that we are best placed to achieve capital strength and business profitability combined with regulatory capital efficiency objectives.

In addition to the pre-tax return on average risk-weighted assets (‘RoRWA’), we measure our performance internally using the non-GAAP measure of adjusted RoRWA, which is adjusted profit before tax as a percentage of average risk-weighted assets adjusted for the effects of foreign currency translation differences and significant items. Excluded from adjusted RoRWA are certain items which distort period-on-period performance as explained on page 24.

Reconciliation of adjusted RoRWA

		Half-year to 30 Jun 2016
		Pre-tax return	Average RWAs	RoRWA6
	Footnotes	$m	$bn	%

Reported		9,714	1,100	1.8

Adjusted	6	10,795	1,100	2.0

		Half-year to 30 Jun 2015			Half-year to 31 Dec 2015
		Pre-tax return	Average RWAs	RoRWA6	Pre-tax return	Average RWAs	RoRWA6
	Footnotes	$m	$bn	%	$m	$bn	%

Reported		13,628	1,208	2.3	5,239	1,147	0.9

Adjusted	6	12,550	1,163	2.2	7,161	1,129	1.3
For footnote, see page 65.
Reconciliation of reported and adjusted average risk-weighted assets

		Half-year to
		30 Jun	30 Jun		30 Jun	31 Dec
		2016	2015	Change	2016	2015	Change
	Footnotes	$bn	$bn	%	$bn	$bn	%

Average reported RWAs		1,100	1,208	(9)	1,100	1,147	(4)
Currency translation adjustment	7	—	(40)		—	(18)
Acquisitions, disposals and dilutions		—	(5)		—	—

Average adjusted RWAs		1,100	1,163	(5)	1,100	1,129	(3)
For footnote, see page 65.
Ratios of earnings to combined fixed charges                         (and preference share dividends)

	Footnotes	Half-year to 30 Jun	Year ended 31 Dec
		2016	2015	2014	2013	2012	2011
Ratios of earnings to fixed charges:	[1]
- excluding interest on deposits		3.64	3.68	3.39	3.84	3.03	2.82
- including interest on deposits		2.07	2.00	1.86	2.09	1.76	1.68

Ratios of earnings to fixed charges and preference share dividends:	[1]
- excluding interest on deposits		2.95	3.05	3.07	3.50	2.79	2.64
- including interest on deposits		1.89	1.85	1.79	2.01	1.71	1.64

1
For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and non-controlling interest plus fixed charges and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, dividends on preference shares and other equity instruments, as applicable, and the proportion of rental expense deemed representative of the interest factor.

HSBC HOLDINGS PLC

Global businesses

Summary	41
Retail Banking and Wealth Management	42
Commercial Banking	44
Global Banking and Markets	45
Global Private Banking	47
Other	48

Summary
HSBC reviews operating activity on a number of bases, including by geographical region and by global business.
We present global businesses followed by geographical regions because certain strategic themes, business initiatives and trends affect more than one geographical region.

Basis of preparation
The results of our global businesses are presented in accordance with the accounting policies used in the preparation of HSBC’s consolidated financial statements. Our operations are closely integrated and, accordingly, the presentation of global business data includes internal allocations of certain items of income and expense. These allocations include the costs of some support services and global functions to the extent that they can be meaningfully attributed to operational business lines. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Those costs which are not allocated to global businesses are included in ‘Other’.
Where relevant, income and expense amounts presented include the results of inter-segment funding as well as inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms.
The expense of the UK bank levy is included in the Europe geographical region as we regard the levy as a cost of being headquartered in the UK. For the purposes of the segmentation by global businesses, the cost of the levy is included in ‘Other’.

Profit/(loss) before tax

				Half-year to
		30 Jun 2016		30 Jun 2015		31 Dec 2015
	Footnotes	$m	%	$m	%	$m	%

Retail Banking and Wealth Management		2,382	24.5	3,362	24.7	1,605	30.6
Commercial Banking		4,304	44.3	4,523	33.2	3,450	65.9
Global Banking and Markets		4,006	41.2	4,754	34.9	3,156	60.2
Global Private Banking		(557)	(5.7)	180	1.3	164	3.1
Other	8	(421)	(4.3)	809	5.9	(3,136)	(59.8)

		9,714	100.0	13,628	100.0	5,239	100.0

Total assets9

	At
	30 Jun 2016		31 Dec 2015
	$m	%	$m	%

Retail Banking and Wealth Management	470,245	18.0	473,284	19.6
Commercial Banking	355,388	13.6	365,290	15.2
Global Banking and Markets	1,873,474	71.8	1,616,704	67.1
Global Private Banking	79,068	3.0	81,448	3.4
Other	179,853	7.0	147,417	6.1
Intra-HSBC items	(349,879)	(13.4)	(274,487)	(11.4)

	2,608,149	100.0	2,409,656	100.0

Risk-weighted assets

	At
	30 Jun 2016		31 Dec 2015
	$bn	%	$bn	%

Retail Banking and Wealth Management	176.1	16.3	189.5	17.2
Commercial Banking	414.8	38.3	421.0	38.2
Global Banking and Markets	437.1	40.4	440.6	39.9
Global Private Banking	18.5	1.7	19.3	1.7
Other	35.7	3.3	32.6	3.0

	1,082.2	100.0	1,103.0	100.0
For footnotes, see page 65.

HSBC HOLDINGS PLC

Retail Banking and Wealth Management
RBWM provides banking and wealth management services for our personal customers to help them secure their future prosperity and realise their ambitions.

					Principal RBWM consists of
		Total RBWM	US run-off portfolio	Principal RBWM10	Banking operations	Insurance manufacturing	Asset management
	Footnotes	$m	$m	$m	$m	$m	$m
Half-year to 30 Jun 2016
Net interest income		7,724	388	7,336	6,433	901	2
Net fee income/(expense)		2,576	(2)	2,578	2,418	(304)	464
Other income/(loss)	11	817	(19)	836	769	46	21

Net operating income	12	11,117	367	10,750	9,620	643	487
LICs	13	(1,120)	(97)	(1,023)	(1,023)	—	—

Net operating income		9,997	270	9,727	8,597	643	487
Total operating expenses		(7,808)	(846)	(6,962)	(6,413)	(210)	(339)

Operating profit/(loss)		2,189	(576)	2,765	2,184	433	148
Income from associates	14	193	—	193	173	14	6

Profit/(loss) before tax		2,382	(576)	2,958	2,357	447	154

RoRWA		2.6%	(3.3)%	4.0%

Half-year to 30 Jun 2015
Net interest income		8,054	536	7,518	6,664	850	4
Net fee income/(expense)		3,334	(2)	3,336	3,079	(282)	539
Other income	11	1,054	46	1,008	397	595	16

Net operating income	12	12,442	580	11,862	10,140	1,163	559
LICs	13	(934)	(47)	(887)	(887)	—	—

Net operating income		11,508	533	10,975	9,253	1,163	559
Total operating expenses		(8,354)	(688)	(7,666)	(7,076)	(219)	(371)

Operating profit/(loss)		3,154	(155)	3,309	2,177	944	188
Income from associates	14	208	—	208	178	11	19

Profit/(loss) before tax		3,362	(155)	3,517	2,355	955	207

RoRWA		3.3%	(0.6)%	4.6%

Half-year to 31 Dec 2015
Net interest income		7,872	497	7,375	6,463	907	5
Net fee income/(expense)		2,884	(2)	2,886	2,647	(278)	517
Other income/(loss)	11	318	(249)	567	479	85	3

Net operating income	12	11,074	246	10,828	9,589	714	525
LICs	13	(1,005)	(15)	(990)	(990)	—	—

Net operating income		10,069	231	9,838	8,599	714	525
Total operating expenses		(8,666)	(696)	(7,970)	(7,383)	(213)	(374)

Operating profit/(loss)		1,403	(465)	1,868	1,216	501	151
Income from associates	14	202	—	202	180	13	9

Profit/(loss) before tax		1,605	(465)	2,070	1,396	514	160

RoRWA		1.6%	(2.0)%	2.7%
For footnotes, see page 65.
RBWM comprises the Principal RBWM business and the US run-off portfolio. We believe that highlighting Principal RBWM (and its constituent business streams, Banking Operations, Insurance Manufacturing and Asset Management) allows management to identify more readily the causes of material changes from year to year in the ongoing business and to assess the factors and trends that are expected to have a material effect on the business in future years.
Insurance manufacturing for RBWM excludes other global businesses which contribute net operating income of $199m in 1H16 (1H15: $189m; 2H15: $97m) and profit before tax of

HSBC HOLDINGS PLC

Global businesses (continued)

$159m (1H15: $144m); 2H15: $57m) to overall insurance manufacturing. In 1H16, insurance manufacturing net operating income for RBWM included $575m within Wealth

Management (1H15: $1,080m) and $58m within other products (1H15: $83m).

Principal RBWM10 performance
Management view of adjusted revenue12

		Half-year to
		30 Jun	30 Jun	31 Dec
		2016	2015	2015
	Footnotes	$m	$m	$m

Current accounts, savings and deposits		2,856	2,633	2,668
Wealth Management products		2,578	3,485	2,620
– investment distribution		1,516	1,909	1,522
– life insurance manufacturing		575	1,038	581
– asset management		487	538	517

Personal lending		4,668	4,704	4,731
– mortgages		1,349	1,372	1,390
– credit cards		1,767	1,850	1,811
– other personal lending		1,552	1,482	1,530

Other		321	295	497

Net operating income	12	10,423	11,116	10,516
For footnotes, see page 65.

HSBC HOLDINGS PLC

Commercial Banking
CMB serves approximately two million customers in 55 countries and territories. Our customers range from small enterprises focused primarily on their domestic markets through to corporates operating globally.

		Half-year to
		30 Jun	30 Jun	31 Dec
		2016	2015	2015
	Footnotes	$m	$m	$m

Net interest income		4,809	4,892	4,967
Net fee income		1,965	2,168	2,022
Other income	11	735	474	347

Net operating income	12	7,509	7,534	7,336

LICs	13	(833)	(511)	(1,259)

Net operating income		6,676	7,023	6,077

Total operating expenses		(3,143)	(3,321)	(3,423)

Operating profit		3,533	3,702	2,654

Income from associates	14	771	821	796

Profit before tax		4,304	4,523	3,450

RoRWA		2.1%	2.1%	1.6%

Management view of adjusted revenue12

		Half-year to
		30 Jun	30 Jun	31 Dec
		2016	2015	2015
	Footnotes	$m	$m	$m

Global Trade and Receivables Finance		1,071	1,167	1,156
Credit and Lending		2,821	2,747	2,864
Global Liquidity and Cash Management		2,332	2,215	2,302
Markets products, Insurance and Investments and Other		1,055	1,012	818

Net operating income	12	7,279	7,141	7,140
For footnotes, see page 65. For details of significant items, see pages 59 to 64.

HSBC HOLDINGS PLC

Global businesses (continued)

Global Banking and Markets
GB&M supports major government, corporate and institutional clients worldwide in achieving their long-term strategic goals through tailored and innovative solutions.

		Total GB&M	Legacy	GB&M client-facing and BSM
	Footnotes	$m	$m	$m
Half-year to 30 Jun 2016

Net interest income		3,434	2	3,432
Net fee income/(expense)		1,641	(3)	1,644
Net trading income/(expense)	1	4,760	(65)	4,825
Other expense	11	(922)	(34)	(888)

Net operating income/(loss)	12	8,913	(100)	9,013

LICs	13	(425)	12	(437)

Net operating income/(loss)		8,488	(88)	8,576

Total operating expenses		(4,749)	(38)	(4,711)

Operating profit/(loss)		3,739	(126)	3,865
				—
Income from associates	14	267

Profit before tax		4,006

RoRWA		1.8%	(1.0)%	2.0%

Half-year to 30 Jun 2015

Net interest income		3,629	114	3,515
Net fee income/(expense)		1,711	(6)	1,717
Net trading income/(expense)	1	3,743	(1)	3,744
Other income/(expense)	11	1,178	(10)	1,188

Net operating income	12	10,261	97	10,164

LICs	13	11	15	(4)

Net operating income		10,272	112	10,160

Total operating expenses		(5,790)	(41)	(5,749)

Operating profit		4,482	71	4,411

Income from associates	14	272

Profit before tax		4,754

RoRWA		1.9%	0.4%	2.0%

Half-year to 31 Dec 2015

Net interest income		3,302	13	3,289
Net fee income/(expense)		1,664	(5)	1,669
Net trading income	1	3,426	10	3,416
Other expense	11	(420)	(54)	(366)

Net operating income/(loss)	12	7,972	(36)	8,008

LICs	13	(11)	22	(33)

Net operating income/(loss)		7,961	(14)	7,975

Total operating expenses		(5,044)	(62)	(4,982)

Operating profit/(loss)		2,917	(76)	2,993

Income from associates	14	239

Profit before tax		3,156

RoRWA		1.4%	(0.5)%	1.5%
For footnotes, see page 65.
The GB&M client-facing and Balance Sheet Management (‘BSM’) businesses measure excludes the effects of the legacy credit portfolio and income from associates. This allows GB&M management to identify more readily the cause of material changes from year to year in the ongoing businesses and assess the factors and trends that are expected to have a material effect on the businesses in future years.

HSBC HOLDINGS PLC

Management view of adjusted revenue12

		Half-year to
		30 Jun	30 Jun	31 Dec
		2016	2015	2015
	Footnotes	$m	$m	$m

Global Markets		3,588	4,188	2,448
– Legacy credit		(100)	96	(32)
– Credit		506	478	164
– Rates		1,116	961	612
– Foreign Exchange		1,491	1,584	1,227
– Equities		575	1,069	477

Global Banking		1,776	1,813	1,859
Global Liquidity and Cash Management		924	854	876
Securities Services		786	835	818
Global Trade and Receivables Finance		352	349	344
Balance Sheet Management		1,448	1,506	1,312
Principal Investments		(5)	125	109
Other	16	(87)	(16)	(57)

Net operating income	12	8,782	9,654	7,709
For footnotes, see page 65.

HSBC HOLDINGS PLC

Global businesses (continued)

Global Private Banking
GPB serves high net worth individuals and families with complex and international needs within the Group’s priority markets.

		Half-year to
		30 Jun	30 Jun	31 Dec
		2016	2015	2015
	Footnotes	$m	$m	$m

Net interest income		395	454	416
Net fee income		386	527	432
Other income	11	192	196	147

Net operating income	12	973	1,177	995

LICs	13	11	(5)	(7)

Net operating income		984	1,172	988

Total operating expenses		(1,545)	(1,001)	(831)

Operating (loss)/profit		(561)	171	157

Income from associates	14	4	9	7

Profit before tax		(557)	180	164

RoRWA		(5.9)%	1.8%	1.6%

Client assets17

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$bn	$bn	$bn

At beginning of period	349	365	370
Net new money	(7)	(1)	1
Of which: areas targeted for growth	5	7	7

Value change	(6)	9	(8)
Exchange and other	(19)	(3)	(14)

At end of period	317	370	349
For footnotes, see page 65. For details of significant items, see pages 59 to 64.

HSBC HOLDINGS PLC

Other8
‘Other’ contains the results of HSBC’s holding company and financing operations, central support and functional costs with associated recoveries, unallocated investment activities, centrally held investment companies, certain property transactions, movements in fair value of own debt and the UK bank levy.

		Half-year to
		30 Jun	30 Jun	31 Dec
		2016	2015	2015
	Footnotes	$m	$m	$m

Net interest expense		(392)	(397)	(313)
Net fee income/(expense)		18	(15)	(22)
Net trading expense		(146)	(123)	(69)

Changes in fair value of long-term debt issued and related derivatives		270	1,324	(461)
Changes in other financial instruments designated at fair value		1,320	(661)	722
Net income from financial instruments designated at fair value		1,590	663	261
Other income		2,959	4,559	3,060

Net operating income		4,029	4,687	2,917

Total operating expenses		(4,453)	(3,879)	(6,054)

Operating (loss)/profit		(424)	808	(3,137)

Income from associates	14	3	1	1

(Loss)/profit before tax		(421)	809	(3,136)
For footnotes, see page 65. For details of significant items, see pages 59 to 64.

HSBC HOLDINGS PLC

Global businesses (continued)

Analysis by global business
HSBC profit/(loss) before tax and balance sheet data

		Half-year to 30 Jun 2016
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Other8	Inter- segment elimination18	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m
Profit/(loss) before tax

Net interest income/(expense)		7,724	4,809	3,434	395	(392)	(210)	15,760

Net fee income		2,576	1,965	1,641	386	18	—	6,586

Trading income/(expense) excluding net interest income		73	286	4,228	157	(150)	—	4,594
Net interest (expense)/income on trading activities		(8)	(8)	532	—	4	210	730

Net trading income/(expense)	1	65	278	4,760	157	(146)	210	5,324
Net income/(expense) from financial instruments designated at fair value		185	74	(1,283)	(5)	1,590	—	561
Gains less losses from financial investments		383	264	307	11	—	—	965
Dividend income		10	8	16	3	27	—	64
Net insurance premium income/(expense)		4,748	601	2	8	(3)	—	5,356
Other operating income/(expense)		503	214	36	24	2,937	(3,070)	644

Total operating income/(expense)		16,194	8,213	8,913	979	4,031	(3,070)	35,260

Net insurance claims	19	(5,077)	(704)	—	(6)	(3)	—	(5,790)

Net operating income/(expense)	12	11,117	7,509	8,913	973	4,028	(3,070)	29,470

Loan impairment (charges)/recoveries and other credit risk provisions		(1,120)	(833)	(425)	11	1	—	(2,366)

Net operating income/(expense)		9,997	6,676	8,488	984	4,029	(3,070)	27,104

Employee expenses	20	(2,353)	(1,117)	(1,785)	(309)	(3,790)	—	(9,354)
Other operating expenses		(5,455)	(2,026)	(2,964)	(1,236)	(663)	3,070	(9,274)

Total operating (expense)/income		(7,808)	(3,143)	(4,749)	(1,545)	(4,453)	3,070	(18,628)

Operating profit/(loss)		2,189	3,533	3,739	(561)	(424)	—	8,476

Share of profit in associates and joint ventures		193	771	267	4	3	—	1,238

Profit/(loss) before tax		2,382	4,304	4,006	(557)	(421)	—	9,714

		%	%	%	%	%		%
Share of HSBC’s profit before tax		24.5	44.3	41.2	(5.7)	(4.3)		100.0
Cost efficiency ratio		70.2	41.9	53.3	158.8	110.6		63.2

Balance sheet data	9
		$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		326,699	298,641	219,186	39,923	3,107		887,556
Reported in held for sale		7,304	8,472	4,279	623	33		20,711

Total assets		470,245	355,388	1,873,474	79,068	179,853	(349,879)	2,608,149
Customer accounts		588,864	347,842	274,095	77,981	2,176		1,290,958
Reported in held for sale		9,749	4,446	3,467	2,869	—		20,531

HSBC HOLDINGS PLC

HSBC profit/(loss) before tax and balance sheet data (continued)

		Half-year to 30 Jun 2015
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Other8	Inter- segment elimination18	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m
Profit/(loss) before tax

Net interest income/(expense)		8,054	4,892	3,629	454	(397)	(188)	16,444

Net fee income/(expense)		3,334	2,168	1,711	527	(15)	—	7,725

Trading income/(expense) excluding net interest income		295	308	2,880	175	(138)	—	3,520
Net interest (expense)/income on trading activities		(5)	(7)	863	(1)	15	188	1,053

Net trading income/(expense)	1	290	301	3,743	174	(123)	188	4,573
Net income from financial instruments designated at fair value		1,237	128	638	—	663	—	2,666
Gains less losses from financial investments		51	27	402	24	1,370	—	1,874
Dividend income		11	10	17	4	26	—	68
Net insurance premium income		4,950	624	3	30	—	—	5,607
Other operating income/(expense)		609	100	120	2	3,163	(3,158)	836

Total operating income/(expense)		18,536	8,250	10,263	1,215	4,687	(3,158)	39,793

Net insurance claims	19	(6,094)	(716)	(2)	(38)	—	—	(6,850)

Net operating income/(expense)	12	12,442	7,534	10,261	1,177	4,687	(3,158)	32,943

Loan impairment (charges)/recoveries and other credit risk provisions		(934)	(511)	11	(5)	—	—	(1,439)

Net operating income/(expense)		11,508	7,023	10,272	1,172	4,687	(3,158)	31,504

Employee expenses	20	(2,571)	(1,171)	(1,994)	(350)	(3,955)	—	(10,041)
Other operating expenses		(5,783)	(2,150)	(3,796)	(651)	76	3,158	(9,146)

Total operating (expense)/income		(8,354)	(3,321)	(5,790)	(1,001)	(3,879)	3,158	(19,187)

Operating profit		3,154	3,702	4,482	171	808	—	12,317

Share of profit in associates and joint ventures		208	821	272	9	1	—	1,311

Profit before tax		3,362	4,523	4,754	180	809	—	13,628

		%	%	%	%	%		%
Share of HSBC’s profit before tax		24.7	33.2	34.9	1.3	5.9		100.0
Cost efficiency ratio		67.1	44.1	56.4	85.0	82.8		58.2

Balance sheet data	9
		$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		352,189	310,256	244,321	44,242	2,977		953,985
Reported in held for sale		6,640	10,325	4,016	43	—		21,024

Total assets		497,199	378,641	1,790,461	85,740	167,946	(348,274)	2,571,713
Customer accounts		589,715	362,069	299,181	82,878	1,957		1,335,800
Reported in held for sale		9,549	4,694	3,438	1,751	—		19,432

HSBC HOLDINGS PLC

Global businesses (continued)

		Half-year to 31 Dec 2015
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Other8	Inter- segment elimination18	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m
Profit/(loss) before tax

Net interest income/(expense)		7,872	4,967	3,302	416	(313)	(157)	16,087

Net fee income/(expense)		2,884	2,022	1,664	432	(22)	—	6,980

Trading income/(expense) excluding net interest income		245	263	2,834	152	(66)	—	3,428
Net interest (expense)/income on trading activities		(14)	(9)	592	(1)	(3)	157	722

Net trading income/(expense)	1	231	254	3,426	151	(69)	157	4,150
Net (expense)/income from financial instruments designated at fair value		(681)	(18)	(696)	—	261	—	(1,134)
Gains less losses from financial investments		17	10	196	(1)	(28)	—	194
Dividend income		12	6	23	7	7	—	55
Net insurance premium income/(expense)		4,254	482	2	12	(2)	—	4,748
Other operating income/(expense)		363	152	57	1	3,083	(3,437)	219

Total operating income/(expense)		14,952	7,875	7,974	1,018	2,917	(3,437)	31,299

Net insurance claims	19	(3,878)	(539)	(2)	(23)	—	—	(4,442)

Net operating income/(expense)	12	11,074	7,336	7,972	995	2,917	(3,437)	26,857

Loan impairment (charges)/recoveries and other credit risk provisions		(1,005)	(1,259)	(11)	(7)	—	—	(2,282)

Net operating income/(expense)		10,069	6,077	7,961	988	2,917	(3,437)	24,575

Employee expenses	20	(2,395)	(1,272)	(1,741)	(304)	(4,147)	—	(9,859)
Other operating expenses		(6,271)	(2,151)	(3,303)	(527)	(1,907)	3,437	(10,722)

Total operating (expense)/income		(8,666)	(3,423)	(5,044)	(831)	(6,054)	3,437	(20,581)

Operating profit/(loss)		1,403	2,654	2,917	157	(3,137)	—	3,994

Share of profit in associates and joint ventures		202	796	239	7	1	—	1,245

Profit/(loss) before tax		1,605	3,450	3,156	164	(3,136)	—	5,239

		%	%	%	%	%		%

Share of HSBC’s profit before tax		30.6	65.9	60.2	3.1	(59.8)		100.0
Cost efficiency ratio		78.3	46.7	63.3	83.5	207.5		76.6

Balance sheet data	9
		$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		340,009	302,240	236,932	42,942	2,331		924,454
Reported in held for sale		5,258	8,010	3,689	85	1,979		19,021

Total assets		473,284	365,290	1,616,704	81,448	147,417	(274,487)	2,409,656
Customer accounts		584,872	361,701	261,728	80,404	881		1,289,586
Reported in held for sale		7,758	3,363	2,551	3,010	—		16,682
For footnotes, see page 65.

HSBC HOLDINGS PLC

Geographical regions

Geographical regions

Summary	52
Europe	53
Asia	53
Middle East and North Africa	54
North America	54
Latin America	55
Analysis by country	56

Summary
HSBC reviews operating activity on a number of bases, including by geographical region and by global business.
In the analysis of profit and loss by geographical region that follows, operating income and operating expenses include intra-HSBC items of $1,615m (1H15: $1,564m; 2H15: $1,811m).
All tables are on a reported basis unless otherwise stated.

Basis of preparation
The results of the geographical regions are presented in accordance with the accounting policies used in the preparation of HSBC’s consolidated financial statements. Our operations are closely integrated, and accordingly, the presentation of the geographical data includes internal allocation of certain items of income and expense. These allocations include the costs of certain support services and global functions to the extent that they can be meaningfully attributed to geographical regions. While such allocations have been done on a systematic and consistent basis, they necessarily involve a degree of subjectivity.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company transactions. All such transactions are undertaken on an arm’s length basis.
The expense of the UK bank levy is included in the Europe geographical region as HSBC regards the levy as a cost of being headquartered in the UK.

Profit/(loss) before tax

	Half-year to
	30 Jun 2016		30 Jun 2015		31 Dec 2015
	$m	%	$m	%	$m	%

Europe	1,579	16.3	2,205	16.2	(1,562)	(29.8)
Asia	7,155	73.7	9,400	69.0	6,363	121.5
Middle East and North Africa	985	10.1	901	6.6	636	12.1
North America	50	0.5	690	5.1	(76)	(1.5)
Latin America	(55)	(0.6)	432	3.1	(122)	(2.3)

Profit before tax	9,714	100.0	13,628	100.0	5,239	100.0

Total assets9

	At 30 Jun 2016		At 31 Dec 2015
	$m	%	$m	%

Europe	1,251,513	47.9	1,129,365	46.9
Asia	946,998	36.3	889,747	36.9
Middle East and North Africa	58,802	2.3	59,236	2.5
North America	438,658	16.8	393,960	16.3
Latin America	93,067	3.6	86,262	3.6
Intra-HSBC items	(180,889)	(6.9)	(148,914)	(6.2)

Total assets	2,608,149	100.0	2,409,656	100.0

Risk-weighted assets21

	At 30 Jun 2016		At 31 Dec 2015
	$bn	%	$bn	%

Total RWAs	1082.2	100.0	1,103.0	100.0

Europe	331.2	30.6	337.4	30.6
Asia	462.3	42.7	459.7	41.7
Middle East and North Africa	59.7	5.5	60.4	5.5
North America	175.1	16.2	191.6	17.4
Latin America	78.6	7.3	73.4	6.7
For footnotes, see page 65.

HSBC HOLDINGS PLC

Geographical regions (continued)

Europe
Our principal banking operations in Europe are HSBC Bank plc in the UK, HSBC France, HSBC Private Bank (Suisse) SA and HSBC Trinkaus & Burkhardt AG in Germany. Through these operations we provide a wide range of banking, treasury and financial services to personal, commercial and corporate customers across Europe.
In total, we operate in 24 countries and territories in Europe.

		Half-year to
		30 Jun	30 Jun	31 Dec
		2016	2015	2015
	Footnotes	$m	$m	$m

Net interest income		4,653	5,115	4,890
Net fee income		2,250	2,447	2,444
Net trading income		2,886	1,913	2,147
Other income		1,333	1,994	108

Net operating income	12	11,122	11,469	9,589

LICs	13	(398)	(288)	(402)

Net operating income		10,724	11,181	9,187

Total operating expenses		(9,144)	(8,978)	(10,755)

Operating profit/(loss)		1,580	2,203	(1,568)

Income from associates	14	(1)	2	6

Profit/(loss) before tax		1,579	2,205	(1,562)

Loans and advances to customers (net)		365,325	400,452	392,041
Customer accounts		482,992	536,251	497,876
RoRWA		0.9%	1.2%	(0.9)%
Cost efficiency ratio		82.2%	78.3%	112.2%
Period-end staff numbers		65,387	69,867	67,509
For footnotes, see page 65.

Asia
Our principal banking subsidiaries in Hong Kong are The Hongkong and Shanghai Banking Corporation Limited, and Hang Seng Bank Limited. The former is the largest bank incorporated in Hong Kong and is our flagship bank in Asia.
We offer a wide range of banking and financial services in mainland China through our local subsidiaries, HSBC Bank (China) Company Limited and Hang Seng Bank (China) Limited. We also participate indirectly in mainland China through our associate, Bank of Communications Co., Limited (‘BoCom’).
Outside Hong Kong and mainland China, we conduct business in 18 countries and territories in Asia, with particularly strong coverage in Australia, India, Indonesia, Malaysia, Singapore and Taiwan.

		Half-year to
		30 Jun	30 Jun	31 Dec
		2016	2015	2015
	Footnotes	$m	$m	$m

Net interest income		6,141	6,060	6,124
Net fee income		2,571	3,291	2,741
Net trading income		1,703	1,779	1,311
Other income		1,337	2,935	1,062

Net operating income	12	11,752	14,065	11,238

LICs	13	(344)	(246)	(447)

Net operating income		11,408	13,819	10,791

Total operating expenses		(5,245)	(5,457)	(5,432)

Operating profit		6,163	8,362	5,359

Income from associates	14	992	1,038	1,004

Profit before tax		7,155	9,400	6,363

Loans and advances to customers (net)		352,404	371,639	356,375
Customer accounts		610,200	599,940	598,620
RoRWA		3.1%	3.8%	2.7%
Cost efficiency ratio		44.6%	38.8%	48.3%
Period-end staff numbers		119,699	120,588	120,144
For footnotes, see page 65.
HSBC HOLDINGS PLC

Middle East and North Africa
The network of branches of HSBC Bank Middle East Limited, together with HSBC’s subsidiaries and associates, gives us wide coverage in the region. Our associate in Saudi Arabia, The Saudi British Bank (40% owned), is the Kingdom’s sixth largest bank by total assets.

		Half-year to
		30 Jun	30 Jun	31 Dec
		2016	2015	2015
	Footnotes	$m	$m	$m

Net interest income		786	758	773
Net fee income		311	325	308
Net trading income		185	167	158
Other income		52	39	37

Net operating income	12	1,334	1,289	1,276

LICs	13	(40)	(31)	(268)

Net operating income		1,294	1,258	1,008

Total operating expenses		(559)	(624)	(610)

Operating profit		735	634	398

Income from associates	14	250	267	238

Profit before tax		985	901	636

Loans and advances to customers (net)		29,774	31,207	29,894
Customer accounts		35,094	38,186	36,468
RoRWA		3.3%	2.9%	2.0%
Cost efficiency ratio		41.9%	48.4%	47.8%
Period-end staff numbers		7,693	8,208	8,066
For footnotes, see page 65.

North America
Our North American businesses are principally located in the US and Canada. Operations in the US are primarily conducted through HSBC Bank USA, N.A. and HSBC Finance Corporation, a national consumer finance company. HSBC Markets (USA) Inc. is the intermediate holding company of, inter alia, HSBC Securities (USA) Inc. Canadian operations are conducted through HSBC Bank Canada.

		Half-year to
		30 Jun	30 Jun	31 Dec
		2016	2015	2015
	Footnotes	$m	$m	$m

Net interest income		2,236	2,278	2,254
Net fee income		970	1,057	961
Net trading income		221	296	249
Other income		525	495	67

Net operating income	12	3,952	4,126	3,531

LICs	13	(617)	(153)	(391)

Net operating income		3,335	3,973	3,140

Total operating expenses		(3,283)	(3,287)	(3,214)

Operating profit/(loss)		52	686	(74)

Income from associates	14	(2)	4	(2)

Profit/(loss) before tax		50	690	(76)

Loans and advances to customers (net)		122,509	132,340	128,851
Customer accounts		142,152	137,296	135,152
RoRWA		0.1%	0.6%	(0.1)%
Cost efficiency ratio		83.1%	79.7%	91.0%
Period-end staff numbers		18,838	20,338	19,656
For footnotes, see page 65.

HSBC HOLDINGS PLC

Geographical regions (continued)

Latin America
In 1H16, our operations in Latin America principally comprised HSBC Bank Brasil S.A.-Banco Múltiplo and HSBC México, S.A. In addition to banking services, we operated insurance businesses in Brazil, Mexico and Argentina. During 2015 our operations in Brazil were classified as held for sale. On 1 July, we completed the sale of our operations in Brazil.

		Half-year to
		30 Jun 2016			30 Jun 2015			31 Dec 2015
		Total Latin America	Brazil	Other Latin America	Total Latin America	Brazil	Other Latin America	Total Latin America	Brazil	Other Latin America
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income		1,976	974	1,002	2,249	1,214	1,035	2,069	1,011	1,058
Net fee income		484	233	251	605	307	298	526	253	273
Net trading income		297	144	153	402	242	160	262	128	134
Other income		168	112	56	302	279	23	177	150	27

Net operating income	12	2,925	1,463	1,462	3,558	2,042	1,516	3,034	1,542	1,492

LICs	13	(967)	(748)	(219)	(721)	(498)	(223)	(774)	(467)	(307)

Net operating income		1,958	715	1,243	2,837	1,544	1,293	2,260	1,075	1,185

Total operating expenses		(2,012)	(1,070)	(942)	(2,405)	(1,353)	(1,052)	(2,381)	(1,260)	(1,121)

Operating (loss)/profit		(54)	(355)	301	432	191	241	(121)	(185)	64

Income from associates	14	(1)	(1)	—	—	—	—	(1)	(1)	—

(Loss)/profit before tax		(55)	(356)	301	432	191	241	(122)	(186)	64

Loans and advances to customers (net)		17,544	—	17,544	18,347	—	18,347	17,293	—	17,293
– reported in held for sale		19,203	19,203	—	20,827	20,827	—	17,001	17,001	—
Customer accounts		20,520	—	20,520	24,127	—	24,127	21,470	—	21,470
– reported in held for sale		19,357	19,357	—	19,432	19,432	—	15,094	15,094	—
RoRWA		(0.1)%	(1.6)%	1.9%	1.0%	0.8%	1.3%	(0.3)%	(0.9)%	0.4%
Cost efficiency ratio		68.8%	73.1%	64.4%	67.6%	66.3%	69.4%	78.5%	81.7%	75.1%
Period-end staff numbers		39,719	18,835	20,884	40,787	19,641	21,146	39,828	19,145	20,683
For footnotes, see page 65.

HSBC HOLDINGS PLC

Analysis by country
Profit/(loss) before tax by priority growth markets within global businesses

		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Other	Total
	Footnotes	$m	$m	$m	$m	$m	$m

Europe		853	1,326	594	(744)	(450)	1,579
– UK		872	1,136	196	87	(314)	1,977
– France		8	138	134	4	(72)	212
– Germany		10	36	94	5	(16)	129
– Switzerland		—	—	—	(53)	(23)	(76)
– other		(37)	16	170	(787)	(25)	(663)

Asia		2,081	2,356	2,512	123	83	7,155
– Hong Kong		1,811	1,198	1,092	91	(22)	4,170
– Australia		50	25	59	—	(2)	132
– India		11	81	236	6	68	402
– Indonesia		(3)	51	67	—	(6)	109
– Mainland China		112	754	459	(2)	49	1,372
– Malaysia		29	44	107	—	11	191
– Singapore		26	63	145	28	(2)	260
– Taiwan		14	10	62	—	(2)	84
– other		31	130	285	—	(11)	435

Middle East and North Africa		161	322	506	5	(9)	985
– Egypt		34	62	139	—	—	235
– UAE		72	114	184	—	(10)	360
– Saudi Arabia		45	79	119	5	3	251
– other		10	67	64	—	(2)	139

North America		(515)	310	159	53	43	50
– US		(571)	204	(18)	31	64	(290)
– Canada		27	93	148	—	(23)	245
– other		29	13	29	22	2	95

Latin America		(198)	(10)	235	6	(88)	(55)
– Mexico		47	52	51	1	(21)	130
– other		(245)	(62)	184	5	(67)	(185)
included in other: Brazil	5	(281)	(140)	111	4	(51)	(357)

Half-year to 30 Jun 2016		2,382	4,304	4,006	(557)	(421)	9,714

Europe		863	1,287	905	(23)	(827)	2,205
– UK		633	1,115	398	100	(821)	1,425
– France		284	83	241	10	5	623
– Germany		12	30	74	12	(14)	114
– Switzerland		—	3	1	(162)	—	(158)
– other		(66)	56	191	17	3	201

Asia		2,531	2,404	2,683	156	1,626	9,400
– Hong Kong		2,172	1,239	1,238	120	1,464	6,233
– Australia		24	61	128	—	(7)	206
– India		(3)	46	195	7	90	335
– Indonesia		—	(29)	38	—	17	26
– Mainland China		184	817	544	(1)	38	1,582
– Malaysia		67	60	105	—	8	240
– Singapore		45	63	139	31	(17)	261
– Taiwan		11	12	66	—	(5)	84
– other		31	135	230	(1)	38	433

HSBC HOLDINGS PLC

Geographical regions (continued)

		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Other	Total
		$m	$m	$m	$m	$m	$m

Middle East and North Africa	Footnotes	172	273	470	8	(22)	901
– Egypt		26	50	128	—	(1)	203
– UAE		83	76	157	(1)	(21)	294
– Saudi Arabia		54	82	118	10	—	264
– other		9	65	67	(1)	—	140

North America		(172)	423	356	37	46	690
– US		(219)	204	190	37	70	282
– Canada		33	206	142	—	(17)	364
– other		14	13	24	—	(7)	44

Latin America		(32)	136	340	2	(14)	432
– Mexico		33	28	56	—	1	118
– other		(65)	108	284	2	(15)	314
included in other: Brazil	5	(74)	32	208	2	23	191

Half-year to 30 Jun 2015		3,362	4,523	4,754	180	809	13,628

Europe		331	1,032	143	37	(3,105)	(1,562)
– UK		331	925	(14)	69	(3,036)	(1,725)
– France		104	69	(129)	4	(32)	16
– Germany		11	36	83	8	(13)	125
– Switzerland		—	5	(1)	(58)	(4)	(58)
– other		(115)	(3)	204	14	(20)	80

Asia		1,855	2,104	2,251	96	57	6,363
– Hong Kong		1,627	1,145	881	57	(137)	3,573
– Australia		37	18	110	—	2	167
– India		(22)	51	184	7	51	271
– Indonesia		(6)	(83)	42	—	14	(33)
– Mainland China		113	752	518	(2)	97	1,478
– Malaysia		52	35	110	—	5	202
– Singapore		35	59	120	34	(2)	246
– Taiwan		—	12	67	—	(8)	71
– other		19	115	219	—	35	388

Middle East and North Africa		100	135	403	8	(10)	636
– Egypt		24	51	128	—	4	207
– UAE		8	(57)	135	1	(14)	73
– Saudi Arabia		58	87	84	6	1	236
– other		10	54	56	1	(1)	120

North America		(473)	150	237	22	(12)	(76)
– US		(517)	98	165	28	(15)	(241)
– Canada		25	53	47	—	(4)	121
– other		19	(1)	25	(6)	7	44

Latin America		(208)	29	122	1	(66)	(122)
– Mexico		40	(33)	(71)	(3)	(19)	(86)
– other		(248)	62	193	4	(47)	(36)
included in other: Brazil	5	(270)	(21)	128	4	(27)	(186)

Half-year to 31 Dec 2015		1,605	3,450	3,156	164	(3,136)	5,239
For footnote, see page 65.

HSBC HOLDINGS PLC

Other information

Other information
Funds under management

	Half-year to
	30 Jun 2016	30 Jun 2015	31 Dec 2015
	$bn	$bn	$bn
Funds under management by business
Global Asset Management	426	440	419
Global Private Banking	232	280	261
Affiliates	3	6	4
Other	209	237	212

	870	963	896

At beginning of period	896	954	963
Net new money	(8)	3	(6)
Value change	6	32	(30)
Exchange and other	(24)	(26)	(31)

At end of period	870	963	896

HSBC HOLDINGS PLC

Other information (continued)

Reconciliation of reported results to adjusted performance
Reconciliation of reported results to adjusted performance – geographical regions

		Half-year to 30 Jun 2016
		Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	12
Reported	15	11,122	11,752	1,334	3,952	2,925	29,470	8,450	7,061
Significant items		(1,522)	(66)	(5)	(74)	65	(1,602)	(1,391)	(22)
– debit valuation adjustment (‘DVA’) on derivative contracts		(110)	(63)	—	(13)	35	(151)	(100)	(25)
– disposal costs of Brazilian operations		—	—	—	—	32	32	—	—
– fair value movements on non-qualifying hedges	22	277	13	—	109	(2)	397	239	16
– gain on sale of several tranches of real estate secured accounts in the US		—	—	—	(68)	—	(68)	—	—
– gain on disposal of our membership interest in Visa Europe		(584)	—	—	—	—	(584)	(441)	—
– own credit spread	23	(1,103)	(16)	(5)	(102)	—	(1,226)	(1,087)	(13)
– releases arising from the ongoing review of compliance with the UK Consumer Credit Act		(2)	—	—	—	—	(2)	(2)	—

Adjusted	15	9,600	11,686	1,329	3,878	2,990	27,868	7,059	7,039

LICs	13
Reported		(398)	(344)	(40)	(617)	(967)	(2,366)	(261)	(143)

Adjusted		(398)	(344)	(40)	(617)	(967)	(2,366)	(261)	(143)

Operating expenses
Reported	15	(9,144)	(5,245)	(559)	(3,283)	(2,012)	(18,628)	(6,210)	(2,760)
Significant items		1,841	114	3	708	17	2,683	873	62
– costs-to-achieve		774	114	3	121	6	1,018	674	62
– costs to establish UK ring-fenced bank		94	—	—	—	—	94	94	—
– disposal costs of Brazilian operations		—	—	—	—	11	11	—	—
– impairment of Global Private Banking – Europe goodwill		800	—	—	—	—	800	—	—
– regulatory provisions in GPB		4	—	—	—	—	4	—	—
– settlements and provisions in connection with legal matters		136	—	—	587	—	723	72	—
– UK customer redress programmes		33	—	—	—	—	33	33	—

Adjusted	15	(7,303)	(5,131)	(556)	(2,575)	(1,995)	(15,945)	(5,337)	(2,698)

Share of profit in associates and joint ventures
Reported		(1)	992	250	(2)	(1)	1,238	(2)	12

Adjusted		(1)	992	250	(2)	(1)	1,238	(2)	12

Profit before tax
Reported		1,579	7,155	985	50	(55)	9,714	1,977	4,170
Significant items		319	48	(2)	634	82	1,081	(518)	40
– revenue		(1,522)	(66)	(5)	(74)	65	(1,602)	(1,391)	(22)
– operating expenses		1,841	114	3	708	17	2,683	873	62

Adjusted		1,898	7,203	983	684	27	10,795	1,459	4,210
HSBC HOLDINGS PLC

		Half-year to 30 Jun 2015
		Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	12
Reported	15	11,469	14,065	1,289	4,126	3,558	32,943	8,246	9,130
Currency translation	15	(523)	(252)	(33)	(61)	(758)	(1,594)	(449)	(16)
Significant items		(580)	(1,419)	(3)	(157)	(12)	(2,171)	(539)	(1,380)
– DVA on derivative contracts		(79)	(50)	(1)	(22)	(13)	(165)	(67)	(14)
– fair value movements on non-qualifying hedges	22	23	—	—	21	1	45	44	5
– gain on sale of several tranches of real estate secured accounts in the US		—	—	—	(17)	—	(17)	—	—
– gain on the partial sale of shareholding in Industrial Bank		—	(1,372)	—	—	—	(1,372)	—	(1,372)
– own credit spread	23	(512)	3	(2)	(139)	—	(650)	(504)	1
– releases arising from the ongoing review of compliance with the UK Consumer Credit Act		(12)	—	—	—	—	(12)	(12)	—

Adjusted	15	10,366	12,394	1,253	3,908	2,788	29,178	7,258	7,734

LICs	13
Reported		(288)	(246)	(31)	(153)	(721)	(1,439)	(72)	(58)
Currency translation		13	8	—	3	136	160	6	1

Adjusted		(275)	(238)	(31)	(150)	(585)	(1,279)	(66)	(57)

Operating expenses
Reported	15	(8,978)	(5,457)	(624)	(3,287)	(2,405)	(19,187)	(6,753)	(2,855)
Currency translation	15	387	144	9	32	498	1,037	327	5
Significant items		1,132	8	1	398	6	1,545	967	6
– regulatory provisions in GPB		147	—	—	—	—	147	—	—
– restructuring and other related costs		68	8	1	34	6	117	50	6
– settlement and provisions in connection with legal matters		780	—	—	364	—	1,144	780	—
– UK customer redress programmes		137	—	—	—	—	137	137	—

Adjusted	15	(7,459)	(5,305)	(614)	(2,857)	(1,901)	(16,605)	(5,459)	(2,844)

Share of profit in associates and joint ventures
Reported		2	1,038	267	4	—	1,311	4	16
Currency translation		2	(55)	—	(1)	(1)	(55)	(1)	—

Adjusted		4	983	267	3	(1)	1,256	3	16

Profit before tax
Reported		2,205	9,400	901	690	432	13,628	1,425	6,233
Currency translation		(121)	(155)	(24)	(27)	(125)	(452)	(117)	(10)
Significant items		552	(1,411)	(2)	241	(6)	(626)	428	(1,374)
– revenue		(580)	(1,419)	(3)	(157)	(12)	(2,171)	(539)	(1,380)
– operating expenses		1,132	8	1	398	6	1,545	967	6

Adjusted		2,636	7,834	875	904	301	12,550	1,736	4,849

HSBC HOLDINGS PLC

Other information (continued)

Reconciliation of reported results to adjusted performance – geographical regions (continued)

		Half-year to 31 Dec 2015
		Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	12
Reported	15	9,589	11,238	1,276	3,531	3,034	26,857	7,247	6,486
Currency translation	15	(439)	(50)	(21)	(7)	(267)	(763)	(446)	(14)
Significant items		(76)	(12)	(7)	255	(24)	136	(56)	(3)
– DVA on derivative contracts		(16)	(8)	—	1	(42)	(65)	(11)	1
– disposal costs of Brazilian operations		—	—	—	—	18	18	—	—
– fair value movements on non-qualifying hedges	22	177	2	—	103	—	282	160	1
– loss on sale of several tranches of real estate secured accounts in the US		—	—	—	231	—	231	—	—
– own credit spread	23	(259)	(6)	(7)	(80)	—	(352)	(227)	(5)
– provisions arising from the ongoing review of compliance with the UK Consumer Credit Act		22	—	—	—	—	22	22	—

Adjusted	15	9,074	11,176	1,248	3,779	2,743	26,230	6,745	6,469

LICs	13
Reported		(402)	(447)	(268)	(391)	(774)	(2,282)	(176)	(97)
Currency translation		7	(5)	1	(3)	19	19	9	—

Adjusted		(395)	(452)	(267)	(394)	(755)	(2,263)	(167)	(97)

Operating expenses
Reported	15	(10,755)	(5,432)	(610)	(3,214)	(2,381)	(20,581)	(8,802)	(2,831)
Currency translation	15	337	26	6	2	169	519	357	6
Significant items		1,273	122	14	453	179	2,041	1,184	43
– costs-to-achieve		600	122	14	103	69	908	536	43
– costs to establish UK ring-fenced bank		89	—	—	—	—	89	89	—
– disposal costs of Brazilian operations		—	—	—	—	110	110	—	—
– regulatory provisions in GPB		25	—	—	—	—	25	—	—
– settlements and provisions in connection with legal matters		155	—	—	350	—	505	155	—
– UK customer redress programmes		404	—	—	—	—	404	404	—

Adjusted	15	(9,145)	(5,284)	(590)	(2,759)	(2,033)	(18,021)	(7,261)	(2,782)

Share of profit in associates and joint ventures
Reported		6	1,004	238	(2)	(1)	1,245	6	15
Currency translation		—	(30)	(1)	—	1	(30)	1	—

Adjusted		6	974	237	(2)	—	1,215	7	15

Profit before tax
Reported		(1,562)	6,363	636	(76)	(122)	5,239	(1,725)	3,573
Currency translation		(95)	(59)	(15)	(8)	(78)	(255)	(79)	(8)
Significant items		1,197	110	7	708	155	2,177	1,128	40
– revenue		(76)	(12)	(7)	255	(24)	136	(56)	(3)
– operating expenses		1,273	122	14	453	179	2,041	1,184	43

Adjusted		(460)	6,414	628	624	(45)	7,161	(676)	3,605
For footnotes, see page 65.

HSBC HOLDINGS PLC

Reconciliation of reported results to adjusted performance – global businesses

		Half-year to 30 Jun 2016
		RBWM	CMB	GB&M	GPB	Other	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	12
Reported	15	11,117	7,509	8,913	973	4,028	29,470
Significant items		(280)	(230)	(131)	(2)	(959)	(1,602)
– debit value adjustment (‘DVA’) on derivative contracts		—	—	(151)	—	—	(151)
– disposal costs of Brazilian operations		—	—	—	—	32	32
– fair value movements on non-qualifying hedges	22	142	—	20	—	235	397
– gain on sale of several tranches of real estate secured accounts in the US		(68)	—	—	—	—	(68)
– gain on disposal of our membership interest in Visa Europe		(354)	(230)	—	—	—	(584)
– own credit spread	23	—	—	—	—	(1,226)	(1,226)
– releases arising from the ongoing review of compliance with the UK Consumer Credit Act		—	—	—	(2)	—	(2)

Adjusted	15	10,837	7,279	8,782	971	3,069	27,868

LICs	13
Reported		(1,120)	(833)	(425)	11	1	(2,366)

Adjusted		(1,120)	(833)	(425)	11	1	(2,366)

Operating expenses
Reported	15	(7,808)	(3,143)	(4,749)	(1,545)	(4,453)	(18,628)
Significant items		737	54	243	805	844	2,683
– costs-to-achieve		142	37	91	5	743	1,018
– costs to establish UK ring-fenced bank		—	—	—	—	94	94
– disposal costs of Brazilian operations		8	2	(2)	—	3	11
– impairment of Global Private Banking – Europe goodwill		—	—	—	800	—	800
– regulatory provisions in GPB		—	—	—	—	4	4
– settlements and provisions in connection with legal matters		587	—	136	—	—	723
– UK customer redress programmes		—	15	18	—	—	33

Adjusted	15	(7,071)	(3,089)	(4,506)	(740)	(3,609)	(15,945)

Share of profit in associates and joint ventures
Reported		193	771	267	4	3	1,238

Adjusted		193	771	267	4	3	1,238

Profit before tax
Reported		2,382	4,304	4,006	(557)	(421)	9,714
Significant items		457	(176)	112	803	(115)	1,081
– revenue		(280)	(230)	(131)	(2)	(959)	(1,602)
– operating expenses		737	54	243	805	844	2,683

Adjusted		2,839	4,128	4,118	246	(536)	10,795

HSBC HOLDINGS PLC

Other information (continued)

Reconciliation of reported results to adjusted performance – global businesses (continued)

		Half-year to 30 Jun 2015
		RBWM	CMB	GB&M	GPB	Other	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	12
Reported	15	12,442	7,534	10,261	1,177	4,687	32,943
Currency translation	15	(726)	(393)	(464)	(28)	(61)	(1,594)
Significant items		(23)	—	(143)	(24)	(1,981)	(2,171)
– DVA on derivative contracts		—	—	(165)	—	—	(165)
– fair value movement on non-qualifying hedges	22	(18)	—	22	—	41	45
– gain on sale of several tranches of real estate secured accounts in the US		(17)	—	—	—	—	(17)
– gain on the partial sale of shareholding in Industrial Bank		—	—	—	—	(1,372)	(1,372)
– own credit spread	23	—	—	—	—	(650)	(650)
– provisions/(releases) arising from the ongoing review of compliance with the UK Consumer Credit Act		12	—	—	(24)	—	(12)

Adjusted	15	11,693	7,141	9,654	1,125	2,645	29,178

LICs	13
Reported		(934)	(511)	11	(5)	—	(1,439)
Currency translation		118	42	—	—	—	160

Adjusted		(816)	(469)	11	(5)	—	(1,279)

Operating expenses
Reported	15	(8,354)	(3,321)	(5,790)	(1,001)	(3,879)	(19,187)
Currency translation	15	556	187	250	27	95	1,037
Significant items		472	52	816	165	40	1,545
– regulatory provisions in GBP		—	—	—	147	—	147
– restructuring and other related costs		32	5	22	18	40	117
– settlements and provisions in connection with legal matters		350	—	794	—	—	1,144
– UK customer redress programmes		90	47	—	—	—	137

Adjusted	15	(7,326)	(3,082)	(4,724)	(809)	(3,744)	(16,605)

Share of profit in associates and joint ventures
Reported		208	821	272	9	1	1,311
Currency translation		(6)	(40)	(9)	—	—	(55)

Adjusted		202	781	263	9	1	1,256

Profit before tax
Reported		3,362	4,523	4,754	180	809	13,628
Currency translation		(58)	(204)	(223)	(1)	34	(452)
Significant items		449	52	673	141	(1,941)	(626)
– revenue		(23)	—	(143)	(24)	(1,981)	(2,171)
– operating expenses		472	52	816	165	40	1,545

Adjusted		3,753	4,371	5,204	320	(1,098)	12,550

HSBC HOLDINGS PLC

		Half-year to 31 Dec 2015
		RBWM	CMB	GB&M	GPB	Other	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	12
Reported	15	11,074	7,336	7,972	995	2,917	26,857
Currency translation	15	(328)	(213)	(207)	1	(18)	(763)
Significant items		349	17	(56)	(7)	(167)	136
– disposal costs of Brazilian operations		—	—	—	—	18	18
– DVA on derivative contracts		—	—	(65)	—	—	(65)
– fair value movements on non-qualifying hedges	22	108	(1)	9	(1)	167	282
– loss on sale of several tranches of real estate secured accounts in the US		231	—	—	—	—	231
– own credit spread	23	—	—	—	—	(352)	(352)
– provisions/(releases) arising from the ongoing review of compliance with the UK Consumer Credit Act		10	18	—	(6)	—	22

Adjusted	15	11,095	7,140	7,709	989	2,732	26,230

LICs	13
Reported		(1,005)	(1,259)	(11)	(7)	—	(2,282)
Currency translation		16	7	(4)	—	—	19

Adjusted		(989)	(1,252)	(15)	(7)	—	(2,263)

Operating expenses
Reported	15	(8,666)	(3,423)	(5,044)	(831)	(6,054)	(20,581)
Currency translation	15	260	92	149	(10)	30	519
Significant items		1,065	150	219	41	566	2,041
– costs-to-achieve		198	163	69	16	462	908
– costs to establish UK ring-fenced bank		—	—	—	—	89	89
– disposal costs of Brazilian operations		66	16	14	1	13	110
– regulatory provisions in GPB		—	—	—	24	1	25
– settlements and provisions in connection with legal matters		350	—	155	—	—	505
– UK customer redress programmes		451	(29)	(19)	—	1	404

Adjusted	15	(7,341)	(3,181)	(4,676)	(800)	(5,458)	(18,021)

Share of profit in associates and joint ventures
Reported		202	796	239	7	1	1,245
Currency translation		(5)	(21)	(4)	—	—	(30)

Adjusted		197	775	235	7	1	1,215

Profit before tax
Reported		1,605	3,450	3,156	164	(3,136)	5,239
Currency translation		(57)	(135)	(66)	(9)	12	(255)
Significant items		1,414	167	163	34	399	2,177
– revenue		349	17	(56)	(7)	(167)	136
– operating expenses		1,065	150	219	41	566	2,041

Adjusted		2,962	3,482	3,253	189	(2,725)	7,161
For footnotes, see page 65.

HSBC HOLDINGS PLC

Other information (continued)

Footnotes to pages 4 to 64

1
Net interest income includes the cost of internally funding trading assets, while the related revenues are reported in net trading income. In our global business results, the total cost of funding trading assets is included within GB&M’s net trading income as an interest expense. In the statutory presentation, internal interest income and expense are eliminated.

2	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).

3
Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.

4	Net interest margin is net interest income expressed as an annualised percentage of AIEA.

5
Our operations in Brazil are classified as held for sale, with balance sheet accounts classified to ‘assets held for sale’ and ‘liabilities of disposal groups held for sale’. There is no separate income statement classification.

6
Adjusted RoRWA is calculated using adjusted pre-tax return and adjusted average RWAs. RoRWAs are calculated using annualised PBT and an average of RWAs at quarter-year ends. A reconciliation between reported and adjusted performance is provided on page 59.

7
‘Currency translation adjustment’ is the effect of translating the assets and liabilities of subsidiaries and associates for the previous period-end at the rates of exchange applicable at the current period-end.

8
The main items reported under ‘Other’ are the results of HSBC’s holding company and financing operations, which include: net interest earned on free capital held centrally; operating costs incurred by the head office operations in providing stewardship and central management services to HSBC; costs incurred by the Group Service Centres and Shared Service Organisations, and their associated recoveries; the UK bank levy; unallocated investment activities; centrally held investment companies; gains arising from the dilution of interests in associates and joint ventures; and gains from certain property transactions. ‘Other’ also includes part of the movement in the fair value of long-term debt designated at fair value (the remainder of the Group’s movement on own debt is included in GB&M).

9	Assets by geographical region and global businesses include intra-HSBC items. These items are eliminated under the headings ‘Intra-HSBC items’ or ‘Inter-segment elimination’, as appropriate.

10
The Principal RBWM business measure excludes the effects of the US run-off portfolio. We believe that looking at the Principal RBWM business allows management to more clearly discuss the cause of material changes from period to period in the ongoing business and to assess the factors and trends in the business that are expected to have a material effect in future years.

11
Other income/expense in this context comprises where applicable net trading income, net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net insurance premium income and other operating income less net insurance claims and benefits paid and movement in liabilities to policyholders.

12	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

13	Loan impairment charges and other credit risk provisions.

14	Share of profit in associates and joint ventures.

15	Amounts are non-additive across geographical regions and global businesses due to inter-company transactions within the Group.

16
‘Other’ in GB&M includes net interest earned on free capital held in the global business not assigned to products and gains resulting from business disposals. Within the management view of total operating income, notional tax credits are allocated to the businesses to reflect the economic benefit generated by certain activities which is not reflected within operating income, for example notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRSs basis, the offset to these tax credits is included within ‘Other’.

17
‘Client assets’ are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group’s balance sheet, and customer deposits, which are reported on the Group’s balance sheet.

18
Inter-segment elimination comprises the costs of shared services and Group Service Centres included within ‘Other’ which are recovered from global businesses, and the intra-segment funding costs of trading activities undertaken within GB&M. HSBC’s Balance Sheet Management business, reported within GB&M, provides funding to the trading businesses. To report GB&M’s ‘Net trading income’ on a fully funded basis, ‘Net interest income/(expense)’ and ‘Net interest income/(expense) on trading activities’ are grossed up to reflect internal funding transactions prior to their elimination in the inter-segment column.

19	Net insurance claims and benefits paid and movement in liabilities to policyholders.

20
‘Employee expenses’ comprises costs directly incurred by each global business. The reallocation and recharging of employee and other expenses directly incurred in the ‘Other’ category are shown in ‘Other operating expenses’.

21	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

22	Excludes items where there are substantial offsets in the income statement for the same period.

23
‘Own credit spread’ includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities.

HSBC HOLDINGS PLC

Risk

Risk

Areas of special interest	66
Credit risk	67
Liquidity and funding	83
Market risk	86
Operational risk	91
Reputational risk	92
Risk management of insurance operations	92

There have been no material changes to the policies and practices regarding risk management and governance described in the Annual Report and Accounts 2015.
A summary of our risk management policies and practices is provided in the Appendix to Risk on page 193 of the Annual Report and Accounts 2015.
Areas of special interest
During 1H16, we considered a number of particular areas because of the significant effect they may have on the Group. While some of these areas may have already been identified in our top and emerging risks (see page 22), further details of the actions taken in 1H16 are provided below.

The Monitor
Under the agreements entered into with the Department of Justice and the Financial Conduct Authority in 2012, including the five-year US deferred prosecution agreement, the Monitor was appointed to produce annual assessments of the effectiveness of the Group’s anti-money laundering and sanctions compliance programme. The work of the Monitor is described on page 116 of the Annual Report and Accounts 2015.
We are working to implement the agreed recommendations flowing from the Monitor’s reviews. The Monitor’s third annual follow-up review is under way.
The ‘US deferred prosecution agreement and related agreements and consent orders’ is classified as a top and emerging risk, and is discussed on page 23.
Regulatory stress tests
The Group is participating in the Bank of England’s 2016 concurrent stress test programme, which involves all major UK banks. The Bank of England will publish the results alongside the Financial Stability Report in the fourth quarter of 2016.
We also participated on a Group-wide basis in the European Banking Authority (‘EBA’) stress testing exercise. The results were published on 29 July 2016. Under the adverse scenario and methodology prescribed for this exercise, the Group maintained a ratio well above minimum regulatory requirements.
HSBC North America Holdings Inc. (‘HNAH’) participated in the 2016 Comprehensive Capital Analysis and Review (‘CCAR’) and Dodd-Frank Act Stress Testing (‘DFAST’) programmes of the Federal Reserve Board (‘FRB’); HSBC Bank USA, N.A. participated in the 2016 DFAST programme of the

Office of the Comptroller of the Currency. Submissions were made on 5 April 2016 and the results of the FRB’s DFAST process was disclosed on 23 June 2016. The results showed that HNAH had post-stress capital ratios which exceeded the regulatory minimums under both a supervisory adverse and severely adverse scenario. On 29 June 2016, the results of the CCAR process were announced and HNAH received a non-objection from the FRB to its 2016 capital plan.
Other entities in the Group, including The Hongkong and Shanghai Banking Corporation Limited, continue to participate in regional regulatory stress test activities.
A summary of our approach to stress testing and scenario analysis is provided on page 103 of the Annual Report and Accounts 2015.
The UK’s referendum on EU membership
Following the UK electorate’s vote to leave the European Union (‘EU’) in a national referendum, there has been a period of volatility against a backdrop of uncertainty, which is likely to continue for some time. We were aware of the potential for market disruption in the aftermath of a vote to leave the EU and took steps to plan for this outcome.
During 2015 and the first half of 2016, we undertook a number of different analyses including stress tests to consider the potential impact of a vote to leave the EU on capital positions, key portfolios, liquidity and our customers.
As the referendum approached, our priority was to ensure that we had adequate liquidity in each operating currency across all businesses. We also focused on operational and IT infrastructure resilience in anticipation of higher volumes and potential collateral calls immediately following the referendum. In addition, our global functions were engaged throughout and provided guidance on several issues including the standards of conduct to be maintained during a period of heightened volatility.
We are actively monitoring our portfolio to identify areas of stress, supported by stress testing analyses. Over the coming weeks and months, we intend to continue to work with regulators, governments and our customers in an effort to manage risks as they arise, particularly across those sectors most affected by the outcome. We will also continue to focus on serving and supporting our customers, and delivering on our strategy.
Negotiation of the UK’s exit agreement, its future relationship with the EU and its trading relationship with the rest of the world will likely take a number of years to resolve. During this time, uncertainty as to the precise terms of these arrangements and the future legal and regulatory landscape may lead to uncertain economic conditions and market volatility. This may lead to reduced economic growth which could affect both HSBC and our clients.
Among other issues, changes to the UK’s future relationship are likely to influence the business model for our London-based European cross-border banking operations, which currently rely on unrestricted access to the European financial services market.
Until the terms and timing of the UK’s exit from the EU are confirmed, including the terms on which UK financial institutions will conduct cross-border business post-exit, it is not possible to fully determine the impact on HSBC.

HSBC HOLDINGS PLC

Risk (continued)

Oil and gas prices
Oil and commodity prices have remained low since the middle of 2014 as a result of existing global supply and demand imbalances, with significant price declines in late 2015 and early 2016. Prices rose during 1H16 reducing the level of stress in the portfolio. However the sector remains challenged with low levels of capital expenditure impacting the oil and gas services sector in particular.
The overall portfolio directly exposed to oil and gas had drawn risk exposures amounting to $31bn at 30 June 2016 (31 December 2015: $29bn) with sub-sectoral distributions as follows: integrated producers 48%, service companies 29%, pure producers 16% and infrastructure companies 7%.
The credit quality distribution of the oil and gas portfolio was as follows: ‘strong’ and ‘good’ categories made up 50% of the portfolio, ‘satisfactory’ 32%, ‘sub-standard’ 14% and ‘impaired’ 4%. The majority of the exposures were located in North America, Asia and Europe.
Individually assessed loan impairment charges in 1H16 remained contained at approximately $0.4bn.
The sector remains under enhanced monitoring with risk appetite and new lending significantly curtailed.
Credit risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises principally from direct lending, trade finance and leasing business, and also from certain other products such as guarantees and credit derivatives, and also from holding assets in the form of debt securities.
There have been no material changes to the policies and practices for the management of credit risk summarised in the Annual Report and Accounts 2015 in its ‘Credit risk’ section on page 118 and its Appendix to Risk on page 195.
Credit risk in the first half of 2016
An update on our oil and gas portfolio is provided in ‘Areas of special interest’ on page 67 of this Interim Report 2016.
Reported loans and advances declined by $36bn mainly due to foreign exchange effects reducing balances by $25bn.
Loan impairment charges for the period were $2.3bn. In wholesale lending, loan impairment charges were mainly in North America, Latin America and Europe. In retail lending, they consisted of impairments mainly in Brazil. More details of loan impairment charges are on page 33.
The commentary that follows is on a constant currency basis, while tables are presented on a reported basis. Information on currency movements is provided on page 78.
In wholesale lending, balances declined by $6.9bn. Significant net decreases included $3.5bn in North America, $2.2bn in Asia and $1.7bn in Europe.
In personal lending, balances decreased by $4.0bn, consisting of $5.9bn in North America partly offset by a $1.0bn increase in Europe.

Summary of credit risk

		30 Jun	31 Dec
		2016	2015
	Footnotes	$bn	$bn
At end of period
Maximum exposure to credit risk
– total assets subject to credit risk		2,444	2,234
– off-balance sheet commitments subject to credit risk	1	713	713

		3,157	2,947

Gross loans and advances
– personal lending		360	374
– wholesale lending		629	650

		989	1,024

Impaired loans
– personal lending		9	12
– wholesale lending		13	12

		22	24

Impaired loans as a % of gross loans and advances
– personal lending		2.5%	3.1%
– wholesale lending		2.0%	1.9%
– total		2.2%	2.3%

Impairment allowances		$bn	$bn
– personal lending		2.4	2.9
– wholesale lending		6.6	6.7

		9.0	9.6

Loans and advances net of impairment allowances		980	1,015

	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$bn	$bn	$bn
For the period ended
Loan impairment charges	2.3	1.5	2.1
– personal lending	1.1	0.9	0.9
– wholesale lending	1.2	0.6	1.2

Other credit risk provisions	0.1	(0.1)	0.2

	2.4	1.4	2.3
For footnote, see page 95.
Loans and advances
The following table analyses loans and advances by industry sector, and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation, HSBC Bank plc, HSBC Bank Middle East and HSBC Bank USA, by the location of the lending branch. The distribution of loans across geographical regions and industries remained similar to last year.

HSBC HOLDINGS PLC

Gross loans and advances by industry sector and by geographical region

		Europe	Asia	MENA	North America	Latin America	Total	As a % of total gross loans
	Footnotes	$m	$m	$m	$m	$m	$m
Personal		159,288	134,416	6,596	53,433	5,981	359,714	36.4
– first lien residential mortgages		115,637	96,304	2,372	45,687	1,976	261,976	26.5
– other personal		43,651	38,112	4,224	7,746	4,005	97,738	9.9

Wholesale
Corporate and commercial		179,089	203,162	21,988	63,347	11,373	478,959	48.4
– manufacturing		35,834	32,902	2,356	16,919	2,659	90,670	9.2
– international trade and services		59,069	68,347	9,616	11,549	2,637	151,218	15.3
– commercial real estate		23,268	31,505	606	8,077	1,266	64,722	6.5
– other property-related		7,637	34,987	1,654	9,448	441	54,167	5.5
– government		2,953	2,105	1,730	350	623	7,761	0.8
– other commercial	2	50,328	33,316	6,026	17,004	3,747	110,421	11.1

Financial		47,018	75,969	9,641	13,658	3,749	150,035	15.2
– non-bank financial institutions		30,522	16,466	2,472	7,615	761	57,836	5.9
– banks		16,496	59,503	7,169	6,043	2,988	92,199	9.3

Total wholesale		226,107	279,131	31,629	77,005	15,122	628,994	63.6

Total gross loans and advances at 30 Jun 2016		385,395	413,547	38,225	130,438	21,103	988,708	100.0

Percentage of total gross loans and advances		39.0%	41.8%	3.9%	13.2%	2.1%	100.0%

Personal		170,526	132,707	6,705	58,186	5,958	374,082	36.5
– first lien residential mortgages		125,544	94,606	2,258	50,117	1,986	274,511	26.8
– other personal		44,982	38,101	4,447	8,069	3,972	99,571	9.7

Wholesale
Corporate and commercial		191,765	211,224	22,268	62,882	11,374	499,513	48.8
– manufacturing		39,003	34,272	2,504	17,507	2,572	95,858	9.4
– international trade and services		62,667	72,199	9,552	11,505	3,096	159,019	15.5
– commercial real estate		26,256	32,371	690	7,032	1,577	67,926	6.7
– other property-related		7,323	35,206	1,908	8,982	45	53,464	5.2
– government		3,653	1,132	1,695	203	772	7,455	0.7
– other commercial	2	52,863	36,044	5,919	17,653	3,312	115,791	11.3

Financial		51,969	68,321	10,239	16,308	3,996	150,833	14.7
– non-bank financial institutions		33,621	13,969	2,321	9,822	681	60,414	5.9
– banks		18,348	54,352	7,918	6,486	3,315	90,419	8.8

Total wholesale		243,734	279,545	32,507	79,190	15,370	650,346	63.5

Total gross loans and advances at 31 Dec 2015		414,260	412,252	39,212	137,376	21,328	1,024,428	100.0

Percentage of total gross loans and advances		40.4%	40.3%	3.8%	13.4%	2.1%	100.0%
For footnote, see page 95.

HSBC HOLDINGS PLC

Risk (continued)

Assets held for sale
During 1H15, gross loans and advances and related impairment allowances arising in our Brazilian operations were reclassified from ‘Loans and advances to customers’ and ‘Loans and advances to banks’ to ‘Assets held for sale’ on the balance sheet. Although there was a reclassification on the balance sheet, there was no separate income statement reclassification. As a result, charges for loan impairment losses shown in the credit risk disclosures include loan impairment charges relating to financial assets classified as ‘Assets held for sale’.
Loans and advances to banks and customers measured at amortised cost

	Total gross loans and advances	Impairment allowances on loans and advances
	$m	$m

As reported	988,708	(8,953)
Reported in ‘Assets held for sale’	28,265	(2,220)

At 30 Jun 2016	1,016,973	(11,173)

At 31 December 2015, the gross loans and advances and related impairment allowances of our Brazilian operations were $23bn and $1.4bn, respectively. Gross loans and advances increased by $4.1 bn, mainly as a result of foreign exchange movements.
Credit quality of financial instruments
We assess credit quality on all financial instruments which bear credit risk. The distribution of financial instruments by credit quality is tabulated below.

Gross loans and impairment allowances on loans and advances to customers and banks reported in ‘Assets held for sale’

	Brazil	Other	Total
	$m	$m	$m
Gross loans
Loans and advances to customers	20,528	1,644	22,172
– personal	6,954	1,529	8,483
– corporate and commercial	13,574	115	13,689

Financial	6,093	—	6,093
– non-bank financial institutions	761	—	761
– banks	5,332	—	5,332

At 30 Jun 2016	26,621	1,644	28,265

Impairment allowances
Loans and advances to customers	(2,085)	(135)	(2,220)
– personal	(977)	(88)	(1,065)
– corporate and commercial	(1,108)	(47)	(1,155)

Financial	—	—	—
– non-bank financial institutions	—	—	—
– banks	—	—	—

At 30 Jun 2016	(2,085)	(135)	(2,220)
The table below analyses the amount of LICs arising from assets held for sale. They primarily relate to our Brazilian operations, which we sold on 1 July 2016.
Loan impairment charges and other credit risk provisions

Total
$m
LICs arising from:
– assets held for sale	748
– assets not held for sale	1,618

Half-year to 30 Jun 2016	2,366

Distribution of total financial instruments exposed to credit risk by credit quality

	Neither past due nor impaired
	Strong	Good	Satis-factory	Sub-standard	Past due but not impaired	Impaired	Total gross amount	Impairment allowances	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m

At 30 Jun 2016	1,729,146	342,205	312,992	31,302	12,575	27,001	2,455,221	(11,173)	2,444,048
At 31 Dec 2015	1,553,830	331,141	293,178	26,199	13,030	28,058	2,245,436	(11,027)	2,234,409

	%	%	%	%	%	%	%

At 30 Jun 2016	70.4	13.9	12.7	1.3	0.6	1.1	100.0
At 31 Dec 2015	69.2	14.7	13.1	1.2	0.6	1.2	100.0

The table above shows the credit quality distribution for all assets exposed to credit risk, including the balances relating to our Brazilian operations. The increase in ‘strong’ assets is mainly related to increases in cash and balances at central banks, trading assets and derivative assets as a result of the market volatility at the period-end.

Within the ‘Past due but not impaired’ amount at 30 June 2016, 99% was less than 90 days past due. This percentage was broadly unchanged compared with 31 December 2015.

HSBC HOLDINGS PLC

Distribution of loans and advances held at amortised cost by credit quality

		Neither past due nor impaired
		Strong	Good	Satis-factory	Sub-standard	Past due but not impaired	Impaired	Total gross amount	Impairment allowances	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 30 Jun 2016
Loans and advances to customers	3	445,645	204,657	192,404	20,375	11,509	21,919	896,509	(8,953)	887,556
– personal		301,138	26,959	15,338	839	6,274	9,166	359,714	(2,443)	357,271
– corporate and commercial		112,296	162,277	168,020	19,140	4,757	12,469	478,959	(6,262)	472,697
– non-bank financial institutions		32,211	15,421	9,046	396	478	284	57,836	(248)	57,588

Loans and advances to banks		77,229	8,336	6,239	390	5	—	92,199	—	92,199

At 31 Dec 2015
Loans and advances to customers	3	472,691	214,152	194,393	16,836	12,179	23,758	934,009	(9,555)	924,454
– personal		309,720	29,322	15,021	944	7,568	11,507	374,082	(2,879)	371,203
– corporate and commercial		127,673	168,772	171,466	15,379	4,274	11,949	499,513	(6,435)	493,078
– non-bank financial institutions		35,298	16,058	7,906	513	337	302	60,414	(241)	60,173

Loans and advances to banks		73,226	11,929	4,836	407	1	20	90,419	(18)	90,401
For footnote, see page 95.
This table shows loans and advances held at amortised cost by credit quality distribution.

Impaired loans
Impaired gross loans and advances to customers and banks by industry sector

	Impaired loans and advances at 30 Jun 2016			Impaired loans and advances at 31 Dec 2015
	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
	$m	$m	$m	$m	$m	$m

Customers	15,017	6,618	21,635	14,482	8,974	23,456
– personal	2,687	6,479	9,166	2,670	8,837	11,507
– corporate and commercial	12,330	139	12,469	11,812	137	11,949

Financial	284	—	284	321	1	322
– non-bank financial institutions	284	—	284	301	1	302
– banks	—	—	—	20	—	20

	15,301	6,618	21,919	14,803	8,975	23,778
On a reported basis, during 1H16 impaired gross loans and advances declined by $1.8bn. This was mainly due to a continued run-off of the US CML portfolio of $2.2bn.

Renegotiated loans and forbearance
The most significant portfolio of renegotiated loans remained in personal loans held by HSBC Finance Corporation (‘HSBC Finance’) in North America. On a reported basis, during 1H16, total renegotiated loans decreased by $5.9bn. The ongoing run-off and sales of the US CML portfolio reduced renegotiated loans by $5.4bn. In Europe renegotiated loans reduced mainly as a result of foreign exchange effects.
The following tables show the gross carrying amounts of the Group’s holdings of renegotiated loans and advances to customers by industry sector, geography and credit quality classification.

HSBC HOLDINGS PLC

Risk (continued)

Renegotiated loans and advances to customers by geographical region

		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m

First lien residential mortgages		1,333	62	34	5,498	31	6,958
– neither past due nor impaired		467	44	9	1,036	21	1,577
– past due but not impaired		160	5	—	627	3	795
– impaired		706	13	25	3,835	7	4,586

Other personal lending		300	288	19	912	34	1,553
– neither past due nor impaired		110	151	11	342	9	623
– past due but not impaired		49	14	1	152	1	217
– impaired		141	123	7	418	24	713

Corporate and commercial	4	4,528	739	1,369	980	390	8,006
– neither past due nor impaired		1,466	117	321	87	59	2,050
– past due but not impaired		93	1	60	—	2	156
– impaired		2,969	621	988	893	329	5,800

Non-bank financial institutions		276	1	271	—	—	548
– neither past due nor impaired		88	—	251	—	—	339
– past due but not impaired		—	—	17	—	—	17
– impaired		188	1	3	—	—	192

Renegotiated loans at 30 Jun 2016		6,437	1,090	1,693	7,390	455	17,065
– neither past due nor impaired		2,131	312	592	1,465	89	4,589
– past due but not impaired		302	20	78	779	6	1,185
– impaired		4,004	758	1,023	5,146	360	11,291

Renegotiated loans as % of total gross loans to customers		1.7%	0.3%	5.5%	5.9%	2.5%	1.9%
Impairment allowances on renegotiated loans		1,090	233	527	729	144	2,723

First lien residential mortgages		1,461	68	36	10,680	37	12,282
– neither past due nor impaired		512	47	11	3,376	27	3,973
– past due but not impaired		174	5	4	1,567	3	1,753
– impaired		775	16	21	5,737	7	6,556

Other personal lending		298	272	33	1,054	35	1,692
– neither past due nor impaired		131	141	24	410	10	716
– past due but not impaired		51	16	2	173	1	243
– impaired		116	115	7	471	24	733

Corporate and commercial	4	5,215	599	1,411	638	506	8,369
– neither past due nor impaired		1,467	119	343	93	130	2,152
– past due but not impaired		109	—	14	—	—	123
– impaired		3,639	480	1,054	545	376	6,094

Non-bank financial institutions		340	4	272	—	—	616
– neither past due nor impaired		143	—	248	—	—	391
– past due but not impaired		—	—	24	—	—	24
– impaired		197	4	—	—	—	201

Renegotiated loans at 31 Dec 2015		7,314	943	1,752	12,372	578	22,959
– neither past due nor impaired		2,253	307	626	3,879	167	7,232
– past due but not impaired		334	21	44	1,740	4	2,143
– impaired		4,727	615	1,082	6,753	407	13,584

Renegotiated loans as % of total gross loans to customers		1.8%	0.3%	5.6%	9.5%	3.2%	2.5%
Impairment allowances on renegotiated loans		1,402	193	575	1,014	155	3,339
For footnotes, see page 95.

HSBC HOLDINGS PLC

Loan impairment in the first half of 2016
Information in respect of loan impairment charges and other credit provisions is provided on page 33.

Loan impairment charge to the income statement by industry sector

		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m

Personal		103	152	59	135	611	1,060
– first lien residential mortgages		(3)	5	9	94	3	108
– other personal		106	147	50	41	608	952

Corporate and commercial		284	185	(24)	472	290	1,207
– manufacturing and international trade and services		15	134	11	41	172	373
– commercial real estate and other property-related		17	(33)	(8)	2	22	—
– other commercial	2	252	84	(27)	429	96	834

Financial		28	(2)	(1)	(9)	—	16

Total loan impairment charge for the half-year to 30 Jun 2016		415	335	34	598	901	2,283

Personal		113	145	24	101	488	871
– first lien residential mortgages		(32)	2	(7)	68	33	64
– other personal		145	143	31	33	455	807

Corporate and commercial		214	97	21	50	216	598
– manufacturing and international trade and services		103	109	(11)	9	175	385
– commercial real estate and other property-related		(10)	13	25	1	17	46
– other commercial	2	121	(25)	7	40	24	167

Financial		(6)	—	(12)	(3)	(1)	(22)

Total loan impairment charge for the half-year to 30 Jun 2015		321	242	33	148	703	1,447

Personal		150	164	98	56	495	963
– first lien residential mortgages		25	(3)	56	2	8	88
– other personal		125	167	42	54	487	875

Corporate and commercial		218	275	174	269	235	1,171
– manufacturing and international trade and services		55	141	118	17	130	461
– commercial real estate and other property-related		43	5	24	23	30	125
– other commercial	2	120	129	32	229	75	585

Financial		20	—	(6)	(4)	1	11

Total loan impairment charge for the half-year to 31 Dec 2015		388	439	266	321	731	2,145
For footnote, see page 95.

HSBC HOLDINGS PLC

Risk (continued)

Movement in impairment allowances on loans and advances to customers and banks

		Banks	Customers
	Footnotes	individually assessed	Individually assessed	Collectively assessed	Total
		$m	$m	$m	$m

At 1 Jan 2016		18	5,402	4,153	9,573
Amounts written off		(16)	(992)	(840)	(1,848)
Recoveries of loans and advances previously written off		—	44	296	340
Charge to income statement		(2)	1,265	1,020	2,283
Exchange and other movements	5	—	(319)	(1,076)	(1,395)

At 30 Jun 2016		—	5,400	3,553	8,953

Impairment allowances:
on loans and advances to customers			5,400	3,553	8,953
– personal			479	1,964	2,443
– corporate and commercial			4,727	1,535	6,262
– non-bank financial institutions			194	54	248

as a percentage of gross loans and advances		—%	0.6%	0.4%	0.9%
as a percentage of impaired gross loans and advances		—%	35.3%	53.7%	40.8%

At 1 Jan 2015		49	6,195	6,142	12,386
Amounts written off		—	(727)	(1,463)	(2,190)
Recoveries of loans and advances previously written off		—	23	327	350
Charge to income statement		(8)	488	967	1,447
Exchange and other movements	5	(3)	(780)	(1,432)	(2,215)

At 30 Jun 2015		38	5,199	4,541	9,778

Impairment allowances:
on loans and advances to customers			5,199	4,541	9,740
– personal			425	2,914	3,339
– corporate and commercial			4,587	1,540	6,127
– non-bank financial institutions			187	87	274

as a percentage of gross loans and advances		—%	0.5%	0.5%	0.9%
as a percentage of impaired gross loans and advances		86.4%	36.8%	41.3%	38.8%

At 1 Jul 2015		38	5,199	4,541	9,778
Amounts written off		—	(641)	(1,363)	(2,004)
Recoveries of loans and advances previously written off		—	63	395	458
Charge to income statement		(3)	1,028	1,120	2,145
Exchange and other movements	5	(17)	(247)	(540)	(804)

At 31 Dec 2015		18	5,402	4,153	9,573

Impairment allowances:
on loans and advances to customers			5,402	4,153	9,555
– personal			426	2,453	2,879
– corporate and commercial			4,800	1,635	6,435
– non-bank financial institutions			176	65	241

as a percentage of gross loans and advances		—%	0.6%	0.5%	0.9%
as a percentage of impaired gross loans and advances		90.0%	36.5%	46.3%	40.2%
For footnotes, see page 95.

HSBC HOLDINGS PLC

Risk (continued)

Charge for impairment losses as a percentage of average gross loans and advances to customers by geographical region

	Europe	Asia	MENA	North America	Latin America6	Total6
	%	%	%	%	%	%
Half-year to 30 Jun 2016
New allowances net of allowance releases	0.32	0.23	0.34	0.99	5.40	0.59
Recoveries	(0.08)	(0.04)	(0.09)	(0.05)	(0.42)	(0.08)

Total charge for impairment losses	0.24	0.19	0.25	0.94	4.98	0.51

Amount written off net of recoveries	0.32	0.12	0.99	0.48	1.40	0.33

Half-year to 30 Jun 2015
New allowances net of allowance releases	0.27	0.18	0.32	0.29	3.65	0.39
Recoveries	(0.09)	(0.04)	(0.11)	(0.06)	(0.30)	(0.08)

Total charge for impairment losses	0.18	0.14	0.21	0.23	3.35	0.31

Amount written off net of recoveries	0.22	0.09	1.67	0.57	3.19	0.40

Half-year to 31 Dec 2015
New allowances net of allowance releases	0.35	0.29	1.81	0.53	5.49	0.57
Recoveries	(0.13)	(0.05)	(0.10)	(0.05)	(0.57)	(0.10)

Total charge for impairment losses	0.22	0.24	1.71	0.48	4.92	0.47

Amount written off net of recoveries	0.29	0.15	0.31	0.32	3.31	0.34

HSBC HOLDINGS PLC

Risk (continued)

Wholesale lending
Wholesale lending covers the range of credit facilities

granted to sovereign borrowers, banks, non-bank financial institutions, corporate entities and commercial borrowers.

Total wholesale lending

		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m

Corporate and commercial		179,089	203,162	21,988	63,347	11,373	478,959
– manufacturing		35,834	32,902	2,356	16,919	2,659	90,670
– international trade and services		59,069	68,347	9,616	11,549	2,637	151,218
– commercial real estate		23,268	31,505	606	8,077	1,266	64,722
– other property-related		7,637	34,987	1,654	9,448	441	54,167
– government		2,953	2,105	1,730	350	623	7,761
– other commercial	2	50,328	33,316	6,026	17,004	3,747	110,421

Financial		47,018	75,969	9,641	13,658	3,749	150,035
– non-bank financial institutions		30,522	16,466	2,472	7,615	761	57,836
– banks		16,496	59,503	7,169	6,043	2,988	92,199

Gross loans at 30 Jun 2016		226,107	279,131	31,629	77,005	15,122	628,994

Impairment allowances on wholesale lending
Corporate and commercial		2,494	1,345	1,034	1,059	330	6,262
– manufacturing		502	292	97	139	34	1,064
– international trade and services		578	638	434	101	36	1,787
– commercial real estate		538	12	145	76	110	881
– other property-related		184	32	214	47	70	547
– government		2	—	1	1	2	6
– other commercial		690	371	143	695	78	1,977

Financial		211	9	6	22	—	248
– non-bank financial institutions		211	9	6	22	—	248
– banks		—	—	—	—	—	—

Impairment allowances at 30 Jun 2016		2,705	1,354	1,040	1,081	330	6,510

Corporate and commercial		191,765	211,224	22,268	62,882	11,374	499,513
– manufacturing		39,003	34,272	2,504	17,507	2,572	95,858
– international trade and services		62,667	72,199	9,552	11,505	3,096	159,019
– commercial real estate		26,256	32,371	690	7,032	1,577	67,926
– other property-related		7,323	35,206	1,908	8,982	45	53,464
– government		3,653	1,132	1,695	203	772	7,455
– other commercial	2	52,863	36,044	5,919	17,653	3,312	115,791

Financial		51,969	68,321	10,239	16,308	3,996	150,833
– non-bank financial institutions		33,621	13,969	2,321	9,822	681	60,414
– banks		18,348	54,352	7,918	6,486	3,315	90,419

Gross loans at 31 Dec 2015		243,734	279,545	32,507	79,190	15,370	650,346

Impairment allowances on wholesale lending
Corporate and commercial		2,735	1,256	1,157	777	510	6,435
– manufacturing		528	254	135	140	49	1,106
– international trade and services		813	599	439	123	48	2,022
– commercial real estate		613	35	145	76	343	1,212
– other property-related		237	72	267	55	1	632
– government		6	—	—	—	2	8
– other commercial		538	296	171	383	67	1,455

Financial		194	13	22	30	—	259
– non-bank financial institutions		194	13	4	30	—	241
– banks		—	—	18	—	—	18

Impairment allowances at 31 Dec 2015		2,929	1,269	1,179	807	510	6,694
For footnote, see page 95.

HSBC HOLDINGS PLC

On a reported basis, gross loans decreased by $21bn, mainly due to foreign exchange movements of $14bn.
The commentary that follows is on a constant currency basis, while tables are presented on a reported basis.
Wholesale lending decreased by $6.9bn in 1H16. In North America, it decreased by $3.5bn, primarily driven by a decline in the US in ‘financial‘.
In Asia, there was a decline of $2.2bn overall. This consisted of decreases across ‘international trade and services’, ‘other commercial’ and ‘manufacturing’ totalling $9.0bn, driven by the continuation of the slowdown in trade and maturity of term loans, partly offset by a $7.2bn increase in ‘financial’.

In Europe, overall balances declined by $1.7bn. In ‘corporate and commercial’ there was an increase in lending of $8bn which was offset by a reduction of $8bn relating to corporate overdraft balances where a small number of clients benefit from the use of net interest arrangements between overdrafts and deposits.
Personal lending
We provide a broad range of secured and unsecured personal lending products to meet customer needs. Personal lending includes loans secured on assets such as first liens on residential property, and unsecured lending products such as overdrafts, credit cards and payroll loans.

Total personal lending

	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m

First lien residential mortgages	115,637	96,304	2,372	45,687	1,976	261,976
Of which:
– interest only (including offset)	37,995	922	—	162	—	39,079
– affordability (including ARMs)	325	3,705	—	15,608	—	19,638

Other personal lending	43,651	38,112	4,224	7,746	4,005	97,738
– other	32,788	28,143	2,986	3,375	2,000	69,292
– credit cards	10,754	9,778	894	974	1,642	24,042
– second lien residential mortgages	105	30	2	3,367	—	3,504
– motor vehicle finance	4	161	342	30	363	900

Total gross loans at 30 Jun 2016	159,288	134,416	6,596	53,433	5,981	359,714

Impairment allowances on personal lending
First lien residential mortgages	250	33	70	594	18	965
Other personal lending	619	253	172	211	223	1,478
– other	359	129	141	30	104	763
– credit cards	260	123	25	32	116	556
– second lien residential mortgages	—	—	—	149	—	149
– motor vehicle finance	—	1	6	—	3	10

Total impairment allowances at 30 Jun 2016	869	286	242	805	241	2,443

First lien residential mortgages	125,544	94,606	2,258	50,117	1,986	274,511
Of which:
– interest only (including offset)	40,906	936	—	180	—	42,022
– affordability (including ARMs)	356	3,966	—	17,041	—	21,363

Other personal lending	44,982	38,101	4,447	8,069	3,972	99,571
– other	32,862	27,682	3,147	3,284	1,816	68,791
– credit cards	12,115	10,189	929	996	1,780	26,009
– second lien residential mortgages	—	33	2	3,762	—	3,797
– motor vehicle finance	5	197	369	27	376	974

Total gross loans at 31 Dec 2015	170,526	132,707	6,705	58,186	5,958	374,082

Impairment allowances on personal lending
First lien residential mortgages	278	29	24	991	22	1,344
Other personal lending	667	227	214	241	186	1,535
– other	401	104	180	31	80	796
– credit cards	265	122	29	30	102	548
– second lien residential mortgages	—	—	—	180	—	180
– motor vehicle finance	1	1	5	—	4	11

Total impairment allowances 31 Dec 2015	945	256	238	1,232	208	2,879

HSBC HOLDINGS PLC

Risk (continued)

On a reported basis, total personal lending reduced by $14bn, mainly due to adverse foreign exchange movements of $10bn and the ongoing run-off and sales of our US CML portfolio in North America of $6.7bn.
Loan impairment allowances reduced by $0.4bn, largely due to the reduction in our US CML run-off portfolio.
Loan impairment charges were $1.1bn for 1H16, $0.2bn more than 1H15 due largely to the deterioration of economic conditions in Brazil.
While the tables are presented on a reported basis, the commentary that follows is on a constant currency basis and excludes the effect of the ongoing run-off and sales of our US CML portfolio.
Total personal lending grew by $2.6bn compared with 31 December 2015, with mortgage balances increasing by $3.0bn, mainly in the UK which increased by $1.7bn reflecting the growth of the UK mortgage market in 1H16. There were increases in China of $1.0bn and Canada of $0.7bn, both as a result of business growth initiatives. The increase was partly offset by a $0.9bn reduction in Singapore following our decision to constrain the size of our mortgage portfolio in the country. In France there was a reclassification of $0.8bn from residential mortgages to commercial real estate.
The quality of both our Hong Kong and UK mortgage books remained high, with negligible defaults and impairment allowances. The average loan to value (‘LTV’) ratio on new mortgage lending in Hong Kong was 42% compared with an estimated 32% for the overall mortgage portfolio. The LTV ratio on new lending in the UK was 59% compared with the average of 41% for the total mortgage portfolio.
Other personal lending decreased by $0.4bn mainly due to a decrease in Switzerland of $1.3bn because of the continued repositioning of Global Private Banking. This was largely offset by a $1.9bn increase in France due to the reclassification of certain portfolios, moving them from commercial real estate to other personal lending.
HSBC Finance
Residential mortgages, including second lien mortgages, decreased by $6.7bn to $12bn at 30 June 2016. In addition to the continued loan sales in the US CML run-off portfolio, we transferred a further $5.9bn to ‘Assets held for sale’ during 1H16, and these loans were mainly sold in April, May and July 2016. The average gain on sale of foreclosed properties that arose after we took title to the property was 1%.
The decrease in impairment allowances from $1.0bn at 31 December 2015 to $0.6bn at 30 June 2016 reflected reduced levels of delinquency and lower newly impaired loans and loan balances outstanding as a result of continued sale and liquidation of the portfolio.
Across the first and second lien residential mortgages in our US CML run-off portfolio, two-months-and-over delinquent balances reduced by $0.1bn to $1.0bn during 1H16, reflecting the continued portfolio run-off and loan sales.
Renegotiated real estate secured accounts in HSBC Finance reduced by $5.4bn or 50% and represented 82% at 30 June 2016 (31 December 2015: 91%) of our total renegotiated loans in North America, of which $3.2bn were classified as impaired (31 December 2015: $5.1bn). During 1H16, the aggregate number of renegotiated loans in HSBC Finance reduced due to portfolio run-off and further loan sales in the US CML portfolio.
HSBC Bank USA
In HSBC Bank USA, mortgage balances of $18bn at 30 June 2016 were broadly unchanged compared with 31 December 2015 with normal run-off being replaced with new originations. We continued to sell all new originations classed as agency-eligible in the secondary market.

Supplementary information
Gross loans and advances by industry sector

		31 Dec 2015	Currency effect	Movement	30 Jun 2016
	Footnotes	$m	$m	$m	$m

Personal		374,082	(10,339)	(4,029)	359,714
– first lien residential mortgages		274,511	(9,206)	(3,329)	261,976
– other personal		99,571	(1,133)	(700)	97,738

Corporate and commercial		499,513	(11,023)	(9,531)	478,959
– manufacturing		95,858	(2,400)	(2,788)	90,670
– international trade and services		159,019	(3,466)	(4,335)	151,218
– commercial real estate		67,926	(1,344)	(1,860)	64,722
– other property-related		53,464	(391)	1,094	54,167
– government		7,455	(151)	457	7,761
– other commercial	2	115,791	(3,271)	(2,099)	110,421

Financial		150,833	(3,392)	2,594	150,035
– non-bank financial institutions		60,414	(2,685)	107	57,836
– banks		90,419	(707)	2,487	92,199

Total gross loans and advances		1,024,428	(24,754)	(10,966)	988,708

Impaired loans and advances to customers		23,758	(560)	(1,279)	21,919
Impairment allowances on loans and advances to customers		9,555	(193)	(409)	8,953
For footnote, see page 95.

HSBC HOLDINGS PLC

The currency effect on personal lending gross loans and advances of $10bn was made up as follows: Europe $12bn, Asia $(1.2)bn and North America $(1.2)bn. The currency effect on wholesale lending gross loans and advances of

$(14)bn was made up as follows: Europe $(16)bn, Asia $1.8bn, North America $1.3bn, Latin America $(1.0)bn and Middle East and North Africa $(0.5)bn.

Impaired loans and allowances by geographical region – reconciliation of reported and constant currency changes

	31 Dec 2015 as reported	Currency translation adjustment7	31 Dec 2015 at 30 Jun 2016 exchange rates	Movement on a constant currency basis	30 Jun 2016 as reported	Reported change7	Constant currency change7
	$m	$m	$m	$m	$m	%	%
Impaired loans
Europe	9,677	(542)	9,135	(61)	9,074	(6.2)	(0.7)
Asia	2,375	45	2,420	344	2,764	16.4	14.2
Middle East and North Africa	1,766	(25)	1,741	(55)	1,686	(4.5)	(3.2)
North America	8,930	27	8,957	(1,341)	7,616	(14.7)	(15.0)
Latin America	1,030	(65)	965	(186)	779	(24.4)	(19.3)

	23,778	(560)	23,218	(1,299)	21,919	(7.8)	(5.6)

Impairment allowances
Europe	3,869	(176)	3,693	(119)	3,574	(7.6)	(3.2)
Asia	1,525	19	1,544	96	1,640	7.5	6.2
Middle East and North Africa	1,418	(15)	1,403	(121)	1,282	(9.6)	(8.6)
North America	2,041	26	2,067	(181)	1,886	(7.6)	(8.8)
Latin America	720	(47)	673	(102)	571	(20.7)	(15.2)

	9,573	(193)	9,380	(427)	8,953	(6.5)	(4.6)
For footnote, see page 95.

HSBC HOLDINGS PLC

Risk (continued)

Gross loans and advances to customers by country

	First lien residential mortgages $m	Other personal $m	Property- related $m	Commercial, international trade and other $m	Total $m
Europe	115,637	43,651	30,905	178,706	368,899
– UK	108,049	18,903	23,649	134,074	284,675
– France	2,871	14,267	5,417	21,631	44,186
– Germany	2	197	446	9,468	10,113
– Switzerland	614	6,903	127	826	8,470
– other	4,101	3,381	1,266	12,707	21,455

Asia	96,304	38,112	66,492	153,136	354,044
– Hong Kong	61,221	24,103	49,082	79,831	214,237
– Australia	9,905	753	1,869	6,519	19,046
– India	1,284	390	689	6,579	8,942
– Indonesia	60	342	71	4,816	5,289
– Mainland China	6,591	1,358	5,795	21,451	35,195
– Malaysia	3,039	3,372	1,973	4,251	12,635
– Singapore	7,252	5,715	3,466	9,939	26,372
– Taiwan	3,972	678	81	4,267	8,998
– other	2,980	1,401	3,466	15,483	23,330

Middle East and North Africa (excluding Saudi Arabia)	2,372	4,224	2,260	22,200	31,056
– Egypt	1	514	83	2,091	2,689
– UAE	1,955	2,074	1,736	13,872	19,637
– other	416	1,636	441	6,237	8,730

North America	45,687	7,746	17,525	53,437	124,395
– US	28,277	4,418	12,492	39,324	84,511
– Canada	16,121	3,116	4,760	13,408	37,405
– other	1,289	212	273	705	2,479

Latin America	1,976	4,005	1,707	10,427	18,115
– Mexico	1,864	2,930	1,595	7,936	14,325
– other	112	1,075	112	2,491	3,790

At 30 Jun 2016	261,976	97,738	118,889	417,906	896,509

Europe	125,544	44,982	33,579	191,807	395,912
– UK	117,346	20,797	25,700	149,327	313,170
– France	3,606	12,130	6,070	20,380	42,186
– Germany	4	203	347	7,941	8,495
– Switzerland	511	8,045	224	834	9,614
– other	4,077	3,807	1,238	13,325	22,447

Asia	94,606	38,101	67,577	157,616	357,900
– Hong Kong	60,943	24,389	50,825	80,609	216,766
– Australia	9,297	726	1,592	6,448	18,063
– India	1,248	431	637	5,728	8,044
– Indonesia	56	346	71	4,965	5,438
– Mainland China	5,716	1,645	6,185	23,703	37,249
– Malaysia	2,792	3,113	1,993	4,947	12,845
– Singapore	7,743	5,392	3,334	11,021	27,490
– Taiwan	3,866	629	126	5,291	9,912
– other	2,945	1,430	2,814	14,904	22,093

Middle East and North Africa (excluding Saudi Arabia)	2,258	4,447	2,598	21,991	31,294
– Egypt	1	549	104	2,097	2,751
– UAE	1,854	2,286	1,833	14,199	20,172
– other	403	1,612	661	5,695	8,371

North America	50,117	8,069	16,014	56,690	130,890
– US	34,382	4,813	11,435	42,439	93,069
– Canada	14,418	3,029	4,315	13,490	35,252
– other	1,317	227	264	761	2,569

Latin America	1,986	3,972	1,622	10,433	18,013
– Mexico	1,881	2,828	1,498	7,844	14,051
– other	105	1,144	124	2,589	3,962

At 31 Dec 2015	274,511	99,571	121,390	438,537	934,009
HSBC HOLDINGS PLC

Risk elements in the loan portfolio
The disclosure of credit risk elements in this section reflects US accounting practice and classifications. The purpose of the disclosure is to present within the US disclosure framework those elements of the loan portfolios with a greater risk of loss. The three main classifications of credit risk elements presented are:

•	impaired loans;

•	unimpaired loans contractually past due 90 days or more as to interest or principal; and

•	troubled debt restructurings not included in the above.
Impaired loans
In the following tables, we present information on our impaired loans and advances in accordance with the classification approach described on page 128 of the Annual Report and Accounts 2015.
A loan is impaired, and an impairment allowance is recognised, when there is objective evidence of a loss event that has an effect on the cash flows of the loan which can be reliably estimated. In accordance with IFRSs, we recognise interest income on assets after they have been written down as a result of an impairment loss.
The balance of impaired loans at 30 June 2016 was $1.9bn lower than at 31 December 2015. This change was largely due to the continued run-off of the US CML portfolio.
Unimpaired loans past due 90 days or more
Examples of unimpaired loans past due 90 days or more include individually assessed mortgages that are in arrears more than 90 days where there are no other indicators of impairment, but where the value of collateral is sufficient to repay both the principal debt and all potential interest for at least one year; and short-term trade facilities past due more than 90 days for technical reasons such as delays in documentation, but where there is no concern over the creditworthiness of the counterparty.
The amount of unimpaired loans past due 90 days or more at 30 June 2016 was $115m and was broadly unchanged from the prior period.
Troubled debt restructurings
Under US GAAP, a troubled debt restructuring (‘TDR’) is a loan the terms of which have been modified for economic or legal reasons related to the borrower’s financial difficulties to grant a concession to the borrower that the lender would not otherwise consider. A modification which results in a delay in payment that is considered insignificant is not regarded as a concession for the purposes of this disclosure. The SEC requires separate disclosure of any loans which meet the definition of a TDR that are not included in the previous two loan categories. These are classified as TDR’s in the table on page [16a-2]. Loans that have been identified as TDRs under the US guidance retain this designation until they are repaid or are derecognised. This treatment differs from the Group’s impaired loans disclosure convention under IFRS under which a loan may return to unimpaired status after demonstrating a significant reduction in the risk of non-payment of future cash flows. As a result reported TDRs include those loans that have returned to unimpaired status under the Group’s disclosure convention for renegotiated loans.
The balance of TDRs not included as impaired loans at 30 June 2016 was $3.8bn, $2.3bn lower than 31 December 2015 due to the continued run-off of the US CML portfolio.
Potential problem loans
Potential problem loans are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. The following concentrations of credit risk have a higher risk of containing potential problem loans.
‘Mortgage lending’ on page 76 includes disclosure about certain homogeneous groups of loans which are collectively assessed for impairment, which may represent exposures to potential problem loans, including interest-only mortgages and affordability mortgages, including ARMs. Collectively assessed loans and advances although not classified as impaired until more than 90 days past due, are assessed collectively for losses that have been incurred but have not yet been individually identified. This policy is further described on pages 201 of the Form 20-F for 2015 filed with the Securities and Exchange Commission and available on our website www.hsbc.com under Investor Relations.
‘Renegotiated loans and forbearance’ on page 70 includes disclosure about the credit quality of loans whose contractual payment terms have been changed at some point in the life of the loan because of significant concerns about the borrower’s ability to make contractual payments when due. Renegotiated loans are classified as impaired when:

•	there has been a change in contractual cash flows as a result of a concession which the lender would otherwise not consider; and

•	it is probable that without the concession, the borrower would be unable to meet contractual payment obligations in full.
This presentation applies unless the concession is insignificant and there are no other indicators of impairment. The renegotiated loan will continue to be disclosed as impaired until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, and there are no other indicators of impairment.
Renegotiated loans that are not classified as impaired may have a higher risk of becoming delinquent in the future, and may therefore be potential problem loans. Further information regarding the credit quality classification of renegotiated loans can be found on page 196 of the Form 20-F for 2015 filed with the Securities and Exchange Commission and available on our website www.hsbc.com under Investor Relations.

HSBC HOLDINGS PLC

Analysis of risk elements in the loan portfolio by geographical region
The analysis below sets out the amount of risk elements in loan portfolios included within loans and advances to customers and banks in the consolidated balance sheet, trading loans classified as in default and assets obtained by taking possession of security. The table excludes the amount of risk elements in loan portfolios classified as assets held for sale in the consolidated balance sheet, which is set out in footnote 2.

		At	At
		30 Jun	31 Dec
		2016	2015
	Footnotes	$m	$m
Impaired loans		21,919	23,778
– Europe		9,074	9,677
– Asia		2,764	2,375
– Middle East and North Africa		1,686	1,766
– North America		7,616	8,930
– Latin America		779	1,030

Unimpaired loans contractually past due 90 days or more as to principal or interest		113	132
– Europe		73	7
– Asia		1	2
– Middle East and North Africa		36	96
– North America		3	27
– Latin America		—	—

Troubled debt restructurings (not included in the classifications above)		3,829	6,225
– Europe		1,383	1,495
– Asia		292	284
– Middle East and North Africa		599	584
– North America		1,470	3,698
– Latin America		85	164

Risk elements on loans		25,861	30,135
– Europe		10,530	11,179
– Asia		3,057	2,661
– Middle East and North Africa		2,321	2,446
– North America		9,089	12,655
– Latin America		864	1,194

Assets held for resale	1	150	179
– Europe		21	24
– Asia		32	19
– Middle East and North Africa		—	—
– North America		87	116
– Latin America		10	20

Total risk elements	2	26,011	30,314
– Europe		10,551	11,203
– Asia		3,089	2,680
– Middle East and North Africa		2,321	2,446
– North America		9,176	12,771
– Latin America		874	1,214
		%	%
Loan impairment allowances as a percentage of risk elements on loans	3	34.6	31.8

1	Assets held for resale represent assets obtained by taking possession of collateral held as security for financial assets.

2
In addition to the numbers presented there were $3.6bn of impaired loans (31 December 2015: $2.1bn); nil unimpaired loans contractually more than 90 days past due as to principal or interest (31 December 2015: nil) and nil troubled debt restructurings (not included in the classifications above) (31 December 2015: $8m), all relating to assets held for sale at 30 June 2016.

3	Ratio excludes trading loans classified as in default.

Securitisation exposures and other structured products
The following table summarises the carrying amount of our asset-backed securities (‘ABSs’) exposure by categories of collateral. It includes assets held in the GB&M legacy credit portfolio with a carrying value of $13bn (31 December 2015: $15bn).

At 30 June 2016, the available-for-sale reserve in respect of ABSs was a deficit of $713m (31 December 2015: $1,021m). For 2016, the impairment write-back in respect of ABSs was $17m (31 December 2015: $85m).

HSBC HOLDINGS PLC

Carrying amount of HSBC’s consolidated holdings of ABSs

	Trading	Available for sale	Held to maturity	Designated at fair value through profit or loss	Loans and receivables	Total	Of which held through consolidated structured entities
	$m	$m	$m	$m	$m	$m	$m

Mortgage-related assets	1,414	20,594	13,198	—	424	35,630	3,566
– sub-prime residential	67	1,828	—	—	115	2,010	727
– US Alt-A residential	—	1,688	6	—	47	1,741	1,576
– US Government agency and sponsored enterprises: MBSs	163	14,831	13,192	—	—	28,186	—
– other residential	708	578	—	—	92	1,378	187
– commercial property	476	1,669	—	—	170	2,315	1,076

Leveraged finance-related assets	204	1,814	—	—	134	2,152	932
Student loan-related assets	146	2,853	—	—	18	3,017	2,576
Other assets	1,173	787	—	36	65	2,061	458

At 30 Jun 2016	2,937	26,048	13,198	36	641	42,860	7,532

Mortgage-related assets	1,641	22,406	14,004	1	496	38,548	4,780
– sub-prime residential	73	2,247	—	1	132	2,453	1,075
– US Alt-A residential	—	1,989	7	—	55	2,051	1,796
– US Government agency and sponsored enterprises: MBSs	166	15,082	13,997	—	—	29,245	—
– other residential	812	780	—	—	108	1,700	253
– commercial property	590	2,308	—	—	201	3,099	1,656

Leveraged finance-related assets	240	2,294	—	—	149	2,683	1,310
Student loan-related assets	236	2,991	—	—	25	3,252	2,679
Other assets	1,184	880	—	23	128	2,215	565

At 31 Dec 2015	3,301	28,571	14,004	24	798	46,698	9,334

HSBC HOLDINGS PLC

Risk (continued)

Liquidity and funding
Liquidity risk is the risk that the Group does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. The risk arises from mismatches in the timing of cash flows.
Funding risk is the risk that funding considered to be sustainable, and therefore used to fund assets, is not sustainable over time. The risk arises when the funding needed for illiquid asset positions cannot be obtained at the expected terms and when required.
This section supersedes the information included in the Annual Report and Accounts 2015 from pages 154 to 165.
Our liquidity and funding risk management framework
The objective of the Group’s internal liquidity and funding risk framework (‘LFRF’) is to allow it to withstand very severe liquidity stresses. It is designed to be adaptable to changing business models, markets and regulations.
The Group does not manage liquidity risk and funding risk centrally on a Group consolidated basis. They are managed by operating entity on a standalone basis with no implicit reliance assumed on any other Group entity unless pre-committed.
All operating entities are required to manage liquidity and funding risks in accordance with the LFRF.
On 1 January 2016, the Group introduced a new LFRF. It uses the liquidity coverage ratio (‘LCR’) and net stable funding ratio (‘NSFR’) regulatory framework as a foundation, but adds extra metrics, limits and overlays to address the risks that we consider are not adequately reflected by the regulatory framework.
The LFRF is delivered using the following key aspects:

•	stand-alone management of liquidity and funding by operating entity;

•	operating entity classification by inherent liquidity risk (‘ILR’) categorisation;

•	minimum LCR requirement depending on ILR categorisation;

•	minimum NSFR requirement depending on ILR categorisation;

•	legal entity depositor concentration limit;

•	three-month and 12-month cumulative rolling term contractual maturity limits covering deposits from banks, deposits from non-bank financial institutions and securities issued;

•	annual individual liquidity adequacy assessment (‘ILAA’) by principal operating entity;

•	minimum LCR requirement by currency;

•	intra-day liquidity; and

•	forward-looking funding assessments.
The new internal LFRF and the risk tolerance limits have been approved by the Board on the basis of recommendations made by the Group Risk Committee, and the metrics below are being disclosed for the first time following the implementation of the new LFRF. There are therefore no comparatives.

Our ILAA process aims to:

•	identify risks that are not reflected in the LFRF and, where required, to assess additional limits to be required locally; and

•
validate the risk tolerance at the operating entity level by demonstrating that reverse stress testing scenarios are acceptably remote and that vulnerabilities have been assessed through the use of severe stress scenarios.

Liquidity and funding in the first half of 2016
The liquidity position of the Group remained strong in 1H16. Our liquidity coverage ratio was 137% with unencumbered liquid assets of $474bn.
Management of liquidity and funding risk
Liquidity coverage ratio
The LCR metric is designed to promote the short-term resilience of a bank’s liquidity profile, and became a minimum regulatory standard from 1 October 2015, under EC Delegated Regulation 2015/61.
It aims to ensure that a bank has sufficient unencumbered high-quality liquid assets (‘HQLA’) to meet its liquidity needs in a 30-calendar-day liquidity stress scenario. HQLAs consist of cash or assets that can be converted into cash at little or no loss of value in markets.
The calculation of the LCR metric involves two key assumptions about the definition of operational deposits and the ability to transfer liquidity from non-EU legal entities.

•
We define operational deposits as transactional (current) accounts arising from the provision of custody services by HSBC Security Services and Global Liquidity and Cash Management, where the operational component is assessed to be the lower of the current balance and the separate notional values of debits and credits across the account in the previous calculation period.

•	We assume no transferability of liquidity from non-EU entities other than to the extent currently permitted. This results in $108bn of HQLA being excluded from the Group’s LCR.
On the basis of these assumptions, we reported to the UK’s Prudential Regulation Authority (‘PRA’) a Group EC LCR at 30 June 2016 of 137%.
The ratio of total consolidated HQLAs to the EC LCR denominator at 30 June 2016 was 169%, reflecting the additional $108bn of HQLAs excluded from the Group LCR.
The liquidity position of the Group can also be represented by the stand-alone ratios of each of our principal operating entities. The Board and the Risk Management Meeting of the Group Management Board declare the initial criterion for categorising an operating entity as a principal entity is based on its material balance sheet size.
The table below displays the individual LCR levels for our principal operating entities on an EC LCR Delegated Regulation basis. The ratios shown for operating entities in non-EU jurisdictions can vary from their local LCR measures due to differences in the way non-EU regulators have implemented the Basel III recommendations.

HSBC HOLDINGS PLC

Operating entities’ LCRs

	Footnotes	At 30 Jun 2016
		%
HSBC UK liquidity group	8	126
The Hongkong and Shanghai Banking Corporation – Hong Kong Branch	9	198
The Hongkong and Shanghai Banking Corporation – Singapore Branch	9	206
HSBC Bank USA		113
HSBC France		134
Hang Seng Bank		246
HSBC Bank Canada		143
HSBC Bank China		180
HSBC Middle East – UAE branch		251
HSBC Mexico		166
HSBC Private Bank		188
For footnotes, see page 95.
At 30 June 2016, all the Group’s principal operating entities were within the risk tolerance level established by the Board and applicable under the new internal framework.
Net stable funding ratio
The NSFR requires institutions to maintain sufficient stable funding relative to required stable funding, and reflects a bank’s long-term funding profile (funding with a term of more than a year). It is designed to complement the LCR.
The European calibration of NSFR is pending following the Basel Committee’s final recommendation in October 2014. We calculate NSFR in line with the relevant text (Basel Committee on Banking Supervision publication 295), pending its implementation in Europe. This calculation requires various interpretations of the text as it stands, and therefore HSBC’s NSFR may not be directly comparable with the ratios of other institutions.
The table below displays the individual NSFR levels for the principal HSBC operating entities on a BCBS295 basis.
Operating entities’ NSFRs

	Footnotes	At 30 Jun 2016
		%
HSBC UK liquidity group	8	118
The Hongkong and Shanghai Banking Corporation – Hong Kong Branch	9	164
The Hongkong and Shanghai Banking Corporation – Singapore Branch	9	120
HSBC Bank USA		115
HSBC France		117
Hang Seng Bank		161
HSBC Bank Canada		137
HSBC Bank China		146
HSBC Middle East – UAE Branch		141
HSBC Mexico		127
HSBC Private Bank		149
For footnotes, see page 95.
At 30 June 2016, all the Group’s principal operating entities were within the risk tolerance level established by the Board and applicable under the new internal framework.

Depositor Concentration and Term Funding Maturity Concentration
The LCR and NSFR metrics assume a stressed outflow based on a portfolio of depositors within each deposit segment. The validity of these assumptions is challenged if the underlying depositors do not represent a large enough portfolio so that a depositor concentration exists.
Operating entities are exposed to term re-financing concentration risk if the current maturity profile results in future maturities being overly concentrated in any defined period.
At 30 June 2016, all principal operating entities were within the risk tolerance levels set for depositor concentration and term funding maturity concentration. These risk tolerances were established by the Board and are applicable under the LFRF.
Liquid assets of HSBC’s principal operating entities
The table below shows the unweighted liquidity value of assets categorised as liquid and used for the purposes of calculating the LCR metric.
The level of liquid assets reported reflects the stock of unencumbered liquid assets at the reporting date, using the regulatory definition of liquid assets.
Liquid assets are held and managed on a stand-alone operating entity basis. Most of the liquid assets shown are held directly by each operating entity’s Balance Sheet Management (‘BSM’) department, primarily for the purpose of managing liquidity risk, in line with the LFRF.
The liquid asset buffer may also include securities held in held-to-maturity portfolios. In order to qualify as part of the liquid asset buffer, all held-to-maturity portfolios must have a deep and liquid repo market in the underlying security.
Liquid assets also include any unencumbered liquid asset held outside BSM for any other purpose. The LFRF gives ultimate control of all unencumbered assets and sources of liquidity to BSM.

HSBC HOLDINGS PLC

Risk (continued)

Liquid assets of HSBC’s principal entities

		Recognised at 30 Jun 2016 at:
	Footnotes	Group and entity level	entity level only
		$m	$m
HSBC UK liquidity group	8
Level 1		164,116	164,116
Level 2a		4,145	4,145
Level 2b		932	932

		169,193	169,193

The Hongkong and Shanghai Banking Corporation – Hong Kong Branch	9
Level 1		67,885	123,349
Level 2a		7,169	7,169
Level 2b		3,283	3,283

		78,337	133,801

Hang Seng Bank
Level 1		18,485	35,702
Level 2a		1,862	1,862
Level 2b		207	207

		20,554	37,771

HSBC Bank USA
Level 1		57,320	66,455
Level 2a		13,100	13,100
Level 2b		4	4

		70,424	79,559

Total of HSBC’s other principal entities	10
Level 1		73,363	87,046
Level 2a		6,741	6,741
Level 2b		214	214

		80,318	94,001
For footnotes, see page 95.
Sources of funding
Our primary sources of funding are customer current accounts and customer savings deposits payable on demand or at short notice. We issue wholesale securities (secured and unsecured) to supplement our customer deposits and change the currency mix, maturity profile or location of our liabilities.

The level of customer accounts continued to exceed the level of loans and advances to customers. The positive funding gap was predominantly deployed into liquid assets, cash and balances with central banks and financial investments, as required by the LFRF.
Loans and other advances to banks continued to exceed deposits by banks.

HSBC HOLDINGS PLC

Consolidated funding sources and uses

	At
	30 Jun	31 Dec
	2016	2015
	$m	$m
Sources
Customer accounts	1,290,958	1,289,586

Deposits by banks	69,900	54,371

Repurchase agreements – non-trading	98,342	80,400

Debt securities in issue	87,673	88,949

Liabilities of disposal groups held for sale	43,705	36,840

Subordinated liabilities	21,669	22,702

Financial liabilities designated at fair value	78,882	66,408

Liabilities under insurance contracts	73,416	69,938

Trading liabilities	188,698	141,614
– repos	957	442
– stock lending	8,487	8,859
– settlement accounts	36,173	10,530
– other trading liabilities	143,081	121,783

Total equity	198,297	197,518

	2,151,540	2,048,326

	At
	30 Jun	31 Dec
	2016	2015
	$m	$m
Uses
Loans and advances to customers	887,556	924,454

Loans and advances to banks	92,199	90,401

Reverse repurchase agreements – non-trading	187,826	146,255
Assets held for sale	50,305	43,900

Trading assets	280,295	224,837
– reverse repos	3,634	438
– stock borrowing	11,278	7,118
– settlement accounts	40,092	12,127
– other trading assets	225,291	205,154

Financial investments	441,399	428,955

Cash and balances with central banks	128,272	98,934

Net deployment in other balance sheet assets and liabilities	83,688	90,590

	2,151,540	2,048,326

Market risk
Market risk is the risk that movements in market factors, such as foreign exchange rates, interest rates, credit spreads, equity prices and commodity prices, will reduce our income or the value of our portfolios.
There were no material changes to the policies and practices for the management of market risk described in the Annual Report and Accounts 2015.
A summary of our market risk management framework including current policies is provided on page 221 of the Annual Report and Accounts 2015.
Market risk in the first half of 2016
Global markets were influenced by the change in outlook for future rate rises in the US. Yields in major economies fell, with the stock of government debt trading at negative yields increasing substantially.
In China, concerns about a slowdown in the economy led to concerns about a further depreciation of the renminbi.
Towards the end of the reporting period, volatility increased substantially due to the referendum decision in the UK to leave the European Union.
Trading value at risk (‘VaR’), before the effects of portfolio diversification benefits, increased. Overall, it decreased slightly to 30 June after including the effects of portfolio diversification benefits. Non-trading VaR increased slightly during 1H16.
Trading portfolios
Value at risk of the trading portfolios
Trading VaR predominantly resides within Global Markets. The VaR for trading activity at 30 June 2016 was slightly lower than at 31 December 2015 due primarily to declines in equity and credit spread trading VaR components largely offset by increases in interest rate and foreign exchange trading VaR components, and an increase in portfolio diversification benefits.
The Group trading VaR for the half-year is shown in the table on the next page.

HSBC HOLDINGS PLC

Risk (continued)

Trading VaR, 99% 1 day

	Foreign exchange and commodity	Interest rate	Equity	Credit spread	Portfolio diversification11	Total
	$m	$m	$m	$m	$m	$m

Half-year to 30 Jun 2016	10.9	41.8	18.3	9.0	(27.7)	52.3
Average	11.0	40.2	23.2	17.5	(30.9)	61.0
Maximum	16.9	49.2	32.4	28.1	—	91.5
Minimum	6.5	31.8	15.2	9.0	—	44.0

Half-year to 30 Jun 2015	11.6	48.5	17.9	14.9	(35.8)	57.1
Average	15.3	49.9	20.5	16.3	(38.5)	63.5
Maximum	22.0	57.0	29.0	21.8	—	77.9
Minimum	9.3	40.4	15.2	9.9	—	51.3

Half-year to 31 Dec 2015	8.0	34.9	21.4	13.9	(24.9)	53.3
Average	14.1	42.2	18.6	15.0	(33.0)	56.9
Maximum	25.4	51.9	23.8	23.3	—	67.7
Minimum	6.3	32.6	11.9	9.8	—	47.5
For footnote, see page 95.
The risk not in VaR (‘RNIV’) framework captures risks from exposures in the HSBC trading book which are not captured well by the VaR model. The VaR-based RNIVs are included within the metrics for each asset class and the previously reported 30 June 2015 balances were restated to reflect this. The total trading VaR did not change whereas the individual VaR components and portfolio diversification did as the VaR-based RNIVs were added to each asset class.
Backtesting
There were two backtesting exceptions against hypothetical profit and loss for the Group in 1H16: a loss exception in February, driven by Libor against overnight index spread widening on long positions; and a profit exception in June, driven by significant devaluations in sterling and the euro against the US dollar resulting from the UK’s referendum on EU membership.

Non-trading portfolios
Value at risk of the non-trading portfolios
Non-trading VaR of the Group includes contributions from all global businesses. There is no commodity risk in the non-trading portfolios. The VaR for non-trading activity at 30 June 2016 was slightly higher than at 31 December 2015 driven by an increase in non-trading interest rate VaR component and a decrease in diversification benefit, largely offset by a decrease in non-trading credit spread VaR component.
Non-trading VaR also includes the interest rate risk of non-trading financial instruments held in portfolios managed by Balance Sheet Management (‘BSM’). The management of interest rate risk in the banking book is described further in ‘Non-trading interest rate risk’ below, including the role of BSM.
Non-trading VaR excludes the insurance operations which are discussed further on page 92.
The Group non-trading VaR for the half-year is shown in the table below.

Non-trading VaR, 99% 1 day

	Interest rate	Credit spread	Portfolio diversification11	Total
	$m	$m	$m	$m

Half-year to 30 Jun 2016	123.6	43.7	(29.6)	137.7
Average	125.1	59.0	(42.6)	141.5
Maximum	140.1	82.8	—	164.8
Minimum	100.2	43.7	—	123.3

Half-year to 30 Jun 2015	106.4	66.7	(45.3)	127.8
Average	86.6	61.7	(33.6)	114.7
Maximum	112.6	71.9	—	128.1
Minimum	70.5	54.3	—	91.5

Half-year to 31 Dec 2015	114.1	72.7	(54.0)	132.8
Average	107.8	69.7	(50.1)	127.4
Maximum	131.5	89.4	—	156.8
Minimum	89.6	52.1	—	103.5
For footnote, see page 95.
Non-trading VaR excludes equity risk on available-for-sale securities, structural foreign exchange risk and interest rate risk on fixed-rate securities issued by HSBC Holdings.

This section and the sections below describe the scope of HSBC’s management of market risks in non-trading books.

HSBC HOLDINGS PLC

Interest rate risk in the banking book
Our policies regarding the management of interest rate risk in the banking book and the funds transfer pricing process are described on pages 215 and 207, respectively, of the Annual Report and Accounts 2015.
The component of the interest rate risk in the banking book outside of Balance Sheet Management or Global Markets that can be economically neutralised by fixed-rate government bonds or interest rate derivatives is transfer-priced to and managed by Balance Sheet Management. The banking book interest rate risk transferred to Balance Sheet Management is reflected in the Group’s non-traded VaR measure.
The Group utilises sensitivity of net interest income to assess the overall level of interest rate risk in the banking book. This measure reflects both the structural banking book interest rate risk remaining after risk transfer to Balance Sheet Management and the banking book interest rate risk managed by Balance Sheet Management and Global Markets.
Third-party assets in Balance Sheet Management
Third-party assets in BSM increased by 12% during the first half of 2016. The movement in cash and balances at central banks, reverse repurchase agreements and financial investments were driven by Europe and America where increased commercial surplus funds were deployed into these assets.
Third-party assets in Balance Sheet Management

	At
	30 Jun	31 Dec
	2016	2015
	$m	$m
Cash and balances at central banks	96,261	71,116
Trading assets	2,159	639
Loans and advances
– to banks	40,461	42,059
– to customers	2,958	2,773
Reverse repurchase agreements	46,235	29,760
Financial investments	350,438	335,543
Other	4,095	4,277

	542,607	486,167

Sensitivity of net interest income
The table below sets out the effect on our future net interest income (‘NII’) of an incremental 25 basis points parallel rise or fall in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 July 2016.

The sensitivities shown represent the change in the base case projected NII that would be expected under the two rate scenarios assuming that all other non-interest rate risk variables remain constant, and there are no management actions. In deriving our base case net interest income projections, the repricing rate of assets and liabilities used is derived from current yield curves. The interest rate sensitivities are indicative and based on simplified scenarios.
Assuming no management response, a sequence of such rises (‘up-shock scenario’) would increase planned net interest income for the 12 months to 30 June 2017 by $1,373m (to 31 December 2016: $1,252m), while a sequence of such falls (‘down-shock scenario’) would decrease planned net interest income by $2,201m (to 31 December 2016: $2,258m).
The NII sensitivity of the Group can be split into three key components: the structural sensitivity arising from the four global businesses excluding BSM and Global Markets, the sensitivity of the funding of the trading book (Global Markets) and the sensitivity of BSM.
The structural sensitivity is positive in a rising rate environment and negative in a falling rate environment. The sensitivity of the funding of the trading book is negative in a rising rate environment and positive in a falling rate environment. The sensitivity of BSM depends on its position. Typically, assuming no management response, the sensitivity of BSM is negative in a rising rate environment and positive in a falling rate environment.
The NII sensitivity figures below also incorporate the effect of any interest rate behaviouralisation applied and the effect of any assumed repricing across products under the specific interest rate scenario. They do not incorporate the effect of any management decision to change the composition of HSBC’s balance sheet.
The NII sensitivity in BSM arises from a combination of the techniques that BSM uses to mitigate the transferred interest rate risk and the methods it uses to optimise net revenues in line with its defined risk mandate. The figures in the table below do not incorporate the effect of any management decisions within BSM, but in reality it is likely that there would be some short-term adjustment in BSM positioning to offset the NII effects of the specific interest rate scenario where necessary.
The NII sensitivity arising from the funding of the trading book comprises the expense of funding trading assets, while the revenue from these trading assets is reported in net trading income. This leads to an asymmetry in the NII sensitivity figures which is cancelled out in our global business results, where we include both NII and net trading income. It is likely, therefore, that the overall effect on profit before tax of the funding of the trading book will be much less pronounced than is shown in the figures below.
The scenario sensitivities remained broadly unchanged in 1H16.

HSBC HOLDINGS PLC

Risk (continued)

Sensitivity of projected net interest income

	US dollar bloc	Rest of Americas bloc	Hong Kong dollar bloc	Rest of Asia bloc	Sterling bloc	Euro bloc	Total
	$m	$m	$m	$m	$m	$m	$m
Change in Jul 2016 to Jun 2017 projected net interest income arising from a shift in yield curves at the beginning of each quarter of:

+ 25 basis points	496	57	615	2	82	121	1,373
– 25 basis points	(779)	(62)	(817)	(79)	(442)	(22)	(2,201)

Change in Jan 2016 to Dec 2016 projected net interest income arising from a shift in yield curves at the beginning of each quarter of:

+ 25 basis points	410	72	217	369	135	49	1,252
– 25 basis points	(691)	(74)	(645)	(290)	(528)	(30)	(2,258)

Change in Jul 2015 to Jun 2016 projected net interest income arising from a shift in yield curves at the beginning of each quarter of:

+ 25 basis points	347	5	307	297	174	(103)	1,027
– 25 basis points	(470)	(22)	(580)	(246)	(565)	(22)	(1,905)

Sensitivity of capital and reserves
Available-for-sale (‘AFS’) reserves are included as part of CET1 capital. We measure the potential downside risk to the CET1 ratio due to interest rate and credit spread risk in the AFS portfolio by the portfolio’s stressed VaR, using a 99% confidence level and an assumed holding period of one quarter. At June 2016, the stressed VaR of the portfolio was $2.9bn.
We monitor the sensitivity of reported cash flow hedging reserves to interest rate movements on a monthly basis by assessing the expected reduction in valuation of cash flow hedges due to parallel movements of plus or minus 100bps in all yield curves. These particular exposures form only a part of our overall interest rate exposures.
The table below describes the sensitivity of our cash flow hedge reported reserves to the stipulated movements in yield curves and the maximum and minimum month-end figures during the year. The sensitivities are indicative and based on simplified scenarios.

Sensitivity of cash flow hedging reported reserves to interest rate movements

		Impact in the preceding 6 months
		Maximum	Minimum
	$m	$m	$m
At 30 Jun 2016
+ 100 basis point parallel move in all yield curves	(1,173)	(1,235)	(1,173)
As a percentage of total shareholders’ equity	(0.6%)	(0.6%)	(0.6%)

– 100 basis point parallel move in all yield curves	1,145	45	1,224
As a percentage of total shareholders’ equity	0.6%	0.6%	0.6%

At 30 Jun 2015
+ 100 basis point parallel move in all yield curves	(1,137)	(1,259)	(1,137)
As a percentage of total shareholders’ equity	(0.6%)	(0.7%)	(0.6%)

– 100 basis point parallel move in all yield curves	1,149	1,226	1,149
As a percentage of total shareholders’ equity	0.6%	0.6%	0.6%

At 31 Dec 2015
+ 100 basis point parallel move in all yield curves	(1,235)	(1,259)	(1,137)
As a percentage of total shareholders’ equity	(0.7%)	(0.7%)	(0.6%)

– 100 basis point parallel move in all yield curves	1,224	1,232	1,133
As a percentage of total shareholders’ equity	0.7%	0.7%	0.6%

HSBC HOLDINGS PLC

Additional market risk measures applicable only to the parent company
The principal tools used in the management of market risk are VaR for foreign exchange rate risk and the projected sensitivity of HSBC Holdings’ NII to future changes in yield curves and interest rate gap repricing for interest rate risk.
Foreign exchange risk
Total foreign exchange VaR arising within HSBC Holdings in the first half of 2016 was as follows:
HSBC Holdings – foreign exchange VaR

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m

At period-end	56.3	47.1	45.6
Average	49.2	38.0	45.7
Maximum	58.2	47.1	46.8
Minimum	44.6	32.9	44.1

The foreign exchange risk largely arises from loans to subsidiaries of a capital nature that are not denominated in the functional currency of either the provider or the recipient and which are accounted for as financial assets. Changes in the carrying amount of these loans due to foreign exchange rate differences are taken directly to HSBC Holdings’ income statement. These loans, and most of the associated foreign exchange exposures, are eliminated on consolidation.
Interest rate repricing gap table
The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included within the Group VaR but is managed on a repricing gap basis. The interest rate repricing gap table below analyses the full-term structure of interest rate mismatches within HSBC Holdings’ balance sheet.

Repricing gap analysis of HSBC Holdings

	Total	Up to 1 year	1 to 5 years	5 to 10 years	More than 10 years	Non-interest bearing
	$m	$m	$m	$m	$m	$m

Total assets	166,646	61,048	842	684	—	104,072
Total liabilities and equity	(166,646)	(3,804)	(14,601)	(18,664)	(16,325)	(113,252)
Off-balance sheet items attracting interest rate sensitivity	—	(38,393)	13,989	16,123	8,281	—

Net interest rate risk gap at 30 Jun 2016	—	18,851	230	(1,857)	(8,044)	(9,180)

Cumulative interest rate risk gap	—	18,851	19,081	17,224	9,180	—

Total assets	148,926	46,084	402	2,144	—	100,296
Total liabilities and equity	(148,926)	(2,345)	(6,850)	(10,104)	(14,507)	(115,120)
Off-balance sheet items attracting interest rate sensitivity	—	(21,248)	5,351	9,222	5,763	912

Net interest rate risk gap at 30 Jun 2015	—	22,491	(1,097)	1,262	(8,744)	(13,912)

Cumulative interest rate risk gap	—	22,491	21,394	22,656	13,912	—

Total assets	150,194	45,888	388	1,136	—	102,782
Total liabilities and equity	(150,194)	(2,522)	(6,613)	(11,495)	(13,332)	(116,232)
Off-balance sheet items attracting interest rate sensitivity	—	(22,748)	5,351	10,722	5,763	912

Net interest rate risk gap at 31 Dec 2015	—	20,618	(874)	363	(7,569)	(12,538)

Cumulative interest rate risk gap	—	20,618	19,744	20,107	12,538	—

HSBC HOLDINGS PLC

Risk (continued)

Operational risk
Operational risk is the risk to achieving our strategy or objectives as a result of inadequate or failed internal processes, people or systems, or external events.
There were no material changes to the policies and practices for the management of operational risk described in the Annual Report and Accounts 2015.
Activity to further enhance and embed our operational risk management framework (‘ORMF’) continued in 1H16.
Responsibility for minimising operational risk lies with HSBC’s management and staff. All regional, global business, country, and functional staff are required to manage the operational risks of the business and activities for which they are responsible.
A diagrammatic representation of our ORMF is provided on page 176 of the Annual Report and Accounts 2015.
A summary of our current policies and practices regarding operational risk is provided in the Appendix to Risk on page 217 of the Annual Report and Accounts 2015 Appendix to Risk.
Operational risk profile in the first half of 2016
During 1H16, our operational risk profile continued to be driven mainly by compliance risks and we continued to see operational risk losses that relate to events from prior years (significant events are outlined in Notes 16 and 19 on the Financial Statements). A number of mitigating actions are being undertaken to prevent future conduct-related incidents.
Operational risk areas include:

•
Compliance with regulatory agreements and consent orders: Breach of the US deferred prosecution agreement (‘DPA’) may allow US authorities to prosecute HSBC with respect to matters covered thereunder. The work of the Monitor is discussed on page 66, and compliance risk is described below.

•
Fraud risks: Losses continue to be at acceptable levels in most markets, but the introduction of new technologies and ways of banking mean we are subject to new types of fraud attacks. We have increased monitoring and enhanced detective controls to help mitigate these risks in accordance with our risk appetite.

•
Information security risk: Like other banks, we face numerous cyber threats. These include denial of service attacks, in which hackers try to prevent our customers accessing our services online. We continue to strengthen internal security controls to prevent unauthorised access to our systems and network, and improve the controls and security to protect customers using digital channels. Strong engagement with our industry, government agencies and intelligence providers helps ensure we keep abreast of developments.

•
Third-party risk management: HSBC is implementing a multi-year strategic plan to enhance its third-party risk management capability. We have defined a framework to provide a holistic view of third-party risks which will help enable the consistent risk assessment of any third-party service. Third-party engagement will be assessed against key criteria, combined with the associated control monitoring, testing and assurance throughout the relationship lifecycle.

Other operational risks are also monitored and managed through the use of the ORMF and governing policies.
Compliance risk
Compliance risk arises from activities subject to rules, regulations, Group policies and other formal standards relating to anti-money laundering (‘AML’), counter-terrorist and proliferation financing, sanctions compliance, anti-bribery and corruption, conduct of business and other regulations.
A summary of our current policies and practices regarding compliance risk is provided on pages 217 and 218 of the Annual Report and Accounts 2015.
AML and sanctions
In 1H16, we continued to embed the procedures required to effect the AML and sanctions policies in our day-to-day business operations globally. This supports our ongoing effort to address the US DPA requirements. These actions are in line with our strategic target to implement the highest or most effective standards globally. The work of the Monitor, who was appointed to assess the effectiveness of our AML and sanctions compliance programme, is discussed on page 66.
Anti-bribery and corruption
We have introduced a strategic programme to address bribery and corruption risks. We are also embedding an enhanced global suite of policies to make clear to staff that employees or other associated persons or entities must not engage in or facilitate any form of bribery, directly or indirectly.
The anti-bribery and corruption programme emphasises the importance of consistent procedures to drive ‘detect, deter and protect’ principles, and help ensure they are incorporated into every aspect of our activities.
Conduct of business
We continue to recognise that delivering fair outcomes for our customers and upholding financial market integrity are critical to a sustainable business model. The global businesses are refining the range of measures, appropriate to their specific customer bases and markets, used to assess the ongoing effectiveness of the management of conduct, and enable action to be taken where potential conduct issues arise. The measures include information relating to the products we sell, sales quality, customer experience and market behaviour. Oversight of the management of conduct is being embedded within country, regional and global governance structures.
We continue to take steps to raise our standards of conduct. In 1H16, these included:

•
the launch of a new global mandatory training module, Embedding Good Conduct, building on training launched in 2015, to help ensure employees have a strong understanding of conduct and how it applies to them, and understand good conduct behaviours;

•	enhanced values and behaviours-based components within employee recruitment and performance management processes;

•	continued focus on improving the identification and treatment of potentially vulnerable customers;

HSBC HOLDINGS PLC

•	a review to further enhance delivery of products and services through digital channels;

•	continued enhancement of, and investment in, our surveillance capabilities and the use of new technologies to strengthen our ability to detect suspicious trading activity and misconduct; and

•	development of a conduct maturity model to assess the effectiveness of improvements we are making to customer outcomes and our financial markets activities.
Whistleblowing
We actively encourage our employees to raise concerns and escalate issues so they can be dealt with effectively. In most cases, individuals will raise their concerns with line management or Global Human Resources. However, where an individual believes that their normal reporting channels are unavailable or inappropriate, it is important that they have alternative channels available to them to raise concerns confidentially without fear of personal repercussions. This is referred to as ‘whistleblowing’.
We operate a global whistleblowing platform, HSBC Confidential, which can be accessed by telephone, email, web and mail. We also maintain an external email address for concerns about accounting and internal financial controls or auditing matters (accountingdisclosures@hsbc.com). Matters raised are independently investigated by appropriate subject matter teams and details of investigations and outcomes including remedial action taken are reported to the Conduct & Values Committee. Matters raised in respect of audit, accounting and internal control over financial reporting are reported to the Group Audit Committee.
Reputational risk
Reputational risk is the risk of failure to meet stakeholder expectations as a result of any event, behaviour, action or inaction, either by HSBC itself, our employees or those with whom we are associated, that might cause stakeholders to form a negative view of the Group. This may have financial or non-financial effects, resulting in a loss of confidence or have other consequences.
The Global Head of Financial Crime Compliance and the Global Head of Regulatory Compliance are the risk stewards for reputational risk. The Reputational Risk and Client Selection sub-function is responsible for: setting policies to guide the Group’s management of reputational risk; devising strategies to protect against reputational risk; and advising the global businesses and global functions to help them identify, assess and mitigate such risks where possible. For further details on the reputational risk policies and practices, see page 224 of the Annual Report and Accounts 2015.
We have zero tolerance for knowingly engaging in any business, activity or association where foreseeable reputational risk or damage has not been considered and appropriately mitigated. There must be no barriers to open discussion and the escalation of issues that could affect the Group negatively. While there is a level of risk in every aspect of business activity, appropriate consideration of potential harm to HSBC’s good name must be a part of all business decisions.

We continue to take steps to address the requirements of the US DPA and to enhance our AML, sanctions and other regulatory compliance frameworks. These measures should also serve over time to enhance our reputational risk management.
Risk management of insurance operations
The majority of the risks in our insurance business derive from manufacturing activities and can be categorised as financial risk and insurance risk. Financial risks include market risk, credit risk and liquidity risk. Insurance risk is the risk, other than financial risk, of loss transferred from the holder of the insurance contract to the issuer (HSBC).
There have been no material changes to the policies and practices for the management of risks arising in our insurance operations described in the Annual Report and Accounts 2015.
A summary of our policies and practices regarding the risk management of insurance operations, our insurance model and the main contracts we manufacture are provided on page 180 of the Annual Report and Accounts 2015.
Risk management of insurance manufacturing operations in the first half of 2016
We measure the risk profile of our insurance manufacturing businesses using an economic capital approach where assets and liabilities are measured on a market value basis. On this basis, there is a minimum economic capital requirement to ensure that there is a less than one in 200 chance of insolvency, given the risks the businesses are exposed to over the next year. The methodology for the economic capital calculation is largely aligned to the new pan-European Solvency II insurance capital regulations.
The sale of our Brazilian insurance operations completed on 1 July 2016. These operations are reported as part of the disposal group held for sale at 30 June 2016 and 31 December 2015.
The risk profile of our remaining life insurance manufacturing businesses did not change materially during 1H16. The increase in policyholder liabilities during the period to $79.4bn (31 December 2015: $76.0bn) is primarily a result of new premiums collected.
Asset and liability matching
A principal tool used to manage exposures to both financial and insurance risk, in particular for life insurance contracts, is asset and liability matching. In many markets in which we operate it is neither possible nor appropriate to follow a perfect asset and liability matching strategy. For long-dated non‑linked contracts, in particular, this results in a duration mismatch between assets and liabilities. Portfolios are structured to support these projected liabilities, with limits set to control the duration mismatch.
The table on the next page shows the composition of assets and liabilities by contract type and demonstrates that there were sufficient assets to cover the liabilities to policyholders, in each case at 30 June 2016.

HSBC HOLDINGS PLC

Risk (continued)

Balance sheet of insurance manufacturing subsidiaries by type of contract

		Insurance contracts				Investment contracts
		With DPF	Unit- linked	Annuities	Other12	With DPF13	Unit- linked	Other	Other assets and liabilities14	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m	$m

Financial assets		33,713	6,560	1,126	7,758	22,576	2,196	3,982	5,111	83,022
– trading assets		—	—	2	—	—	—	—	—	2
– financial assets designated at fair value		4,958	6,434	310	576	6,481	1,982	1,904	671	23,316
– derivatives		107	—	—	5	147	1	38	65	363
– financial investments – HTM	15	24,308	—	436	2,936	—	—	1,378	2,881	31,939
– financial investments – AFS	15	1,867	—	325	4,081	13,984	—	22	1,379	21,658
– other financial assets	16	2,473	126	53	160	1,964	213	640	115	5,744

Reinsurance assets		419	313	—	1,004	—	—	—	—	1,736
PVIF	17	—	—	—	—	—	—	—	6,036	6,036
Other assets and investment properties		890	1	21	104	864	11	22	5,777	7,690

Total assets at 30 Jun 2016		35,022	6,874	1,147	8,866	23,440	2,207	4,004	16,924	98,484

Liabilities under investment contracts:		—	—	—	—	—	2,185	3,806	—	5,991
– designated at fair value		—	—	—	—	—	2,185	3,806	—	5,991

Liabilities under insurance contracts		34,217	6,846	1,067	7,912	23,374	—	—	—	73,416
Deferred tax	18	12	—	—	35	—	—	—	1,128	1,175
Other liabilities		—	—	—	173	—	—	—	6,420	6,593

Total liabilities		34,229	6,846	1,067	8,120	23,374	2,185	3,806	7,548	87,175

Total equity		—	—	—	—	—	—	—	11,309	11,309

Total equities and liabilities at 30 Jun 2016	19	34,229	6,846	1,067	8,120	23,374	2,185	3,806	18,857	98,484
HSBC HOLDINGS PLC

		Insurance contracts				Investment contracts
		With DPF	Unit- linked	Annuities	Other12	With DPF13	Unit- linked	Other	Other assets and liabilities14	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m	$m

Financial assets		31,801	6,569	1,138	6,618	21,270	2,271	3,935	5,531	79,583
– trading assets		—	—	2	—	—	—	—	—	2
– financial assets designated at fair value		4,698	6,435	296	563	6,421	2,000	1,859	1,015	23,287
– derivatives		49	—	—	4	111	1	29	62	256
– financial investments – HTM	15	22,840	—	468	2,334	—	—	1,387	3,050	30,079
– financial investments – AFS	15	1,743	—	312	3,685	13,334	—	23	1,233	20,330
– other financial assets	16	2,471	134	60	32	1,854	270	637	171	5,629

Reinsurance assets		202	264	—	951	—	—	—	—	1,417
PVIF	17	—	—	—	—	—	—	—	5,685	5,685
Other assets and investment properties		838	1	11	105	888	6	23	4,576	6,448

Total assets at 31 Dec 2015		32,841	6,834	1,149	7,674	22,608	2,277	3,958	15,792	93,133

Liabilities under investment contracts:		—	—	—	—	—	2,256	3,771	—	6,027
– designated at fair value		—	—	—	—	—	2,256	3,771	—	6,027

Liabilities under insurance contracts:		32,414	6,791	1,082	7,042	22,609	—	—	—	69,938
Deferred tax	18	11	—	11	3	—	—	—	1,056	1,081
Other liabilities		—	—	—	—	—	—	—	5,553	5,553

Total liabilities		32,425	6,791	1,093	7,045	22,609	2,256	3,771	6,609	82,599

Total equity		—	—	—	—	—	—	—	10,534	10,534

Total equity and liabilities at 31 Dec 2015	19	32,425	6,791	1,093	7,045	22,609	2,256	3,771	17,143	93,133
For footnotes, see page 95.
Insurance risk
A principal risk we face is that, over time, the cost of the contract, including claims and benefits, may exceed the total amount of premiums and investment income received. In respect of insurance risk, the cost of claims and benefits can be influenced by many factors, including mortality and morbidity experience, and lapse and surrender rates.

HSBC HOLDINGS PLC

Risk (continued)

Footnotes to Risk
Credit risk

1
The amount of loan commitments reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. In addition to those amounts, there is a further maximum possible exposure to credit risk of $49bn (31 December 2015: $59bn), reflecting the full take-up of loan commitments. The take-up of such offers is generally at low levels.

2	‘Other commercial loans and advances’ includes advances in respect of agriculture, transport, energy utilities and ABSs reclassified to ‘Loans and advances’.

3
‘Loans and advances to customers’ includes asset-backed securities that have been externally rated as strong (30 June 2016: $392m; 31 December 2015: $504bn), good (30 June 2016: $65m; 31 December 2015: $95m), satisfactory (30 June 2016: $99m; 31 December 2015: $107m), sub-standard (30 June 2016: $19m; 31 December 2015: $19m) and impaired (30 June 2016: $64m; 31 December 2015: $73m).

4
Corporate and commercial includes commercial real estate renegotiated loans of $1,870m (31 December 2015: $2,134m) of which $442m (31 December 2015: $477m) were neither past due nor impaired, $19m (31 December 2015: $1m) were past due but not impaired and $1,409m (31 December 2015: $1,656m) were impaired.

5	Included within ‘Exchange and other movements’ is $1.1bn of impairment allowances reclassified to held for sale (31 December 2015: $2.1bn).

6	The charge for impairment losses as a percentage of average gross loans and advances to customers includes Brazil, which was classified as held for sale in 1H15.

7	‘Currency translation adjustment’ is the effect of translating the results of subsidiaries and associates for the previous period at the average rates of exchange applicable in the current period.
Liquidity and funding

8
The HSBC UK Liquidity Group shown comprises four legal entities; HSBC Bank plc (including all overseas branches, and SPEs consolidated by HSBC Bank plc for Financial Statement purposes), Marks and Spencer Financial Services plc, HSBC Private Bank (UK) Ltd and HSBC Trust Company (UK) Limited, managed as a single operating entity, in line with the application of UK liquidity regulation as agreed with the UK PRA.

9
The Hongkong and Shanghai Banking Corporation – Hong Kong branch and The Hongkong and Shanghai Banking Corporation – Singapore branch represent the material activities of The Hongkong and Shanghai Banking Corporation. Each branch is monitored and controlled for liquidity and funding risk purposes as a stand-alone operating entity.

10
The total shown for other principal HSBC operating entities represents the combined position of all the other operating entities overseen directly by the Risk Management Meeting of the Group Management Board.

Market risk

11
When VaR is calculated at a portfolio level, natural offsets in risk can occur when compared to aggregating VaR at the asset class level. This difference is called portfolio diversification. The asset class VaR maxima and minima reported in the table occurred on different dates within the reporting period. For this reason, we do not report an implied portfolio diversification measure between the maximum (minimum) asset class VaR measures and the maximum (minimum) Total VaR measures in this table.

Risk management of insurance operations

12	‘Other’ includes term assurance, credit life insurance, universal life insurance and remaining non-life insurance.

13	Although investment contracts with discretionary participation features (‘DPF’) are financial investments, HSBC continues to account for them as insurance contracts as required by IFRS 4.

14
‘Other assets and liabilities’ shows shareholder assets as well as assets and liabilities classified as held for sale. The majority of the assets for insurance businesses classified as held for sale are reported as ‘Other assets and investment properties’ and totalled $5.3bn at 30 June 2016 (31 December 2015: $4.1bn). The majority of these assets at 30 June 2016 were debt and equity securities and PVIF. All liabilities for insurance businesses classified as held for sale are reported in ‘Other liabilities’ and totalled $4.8bn at 30 June 2016 (31 December 2015: $3.7bn). The majority of these liabilities at 30 June 2016 were liabilities under insurance contracts and liabilities under investment contracts.

15	Financial investments held to maturity (‘HTM’) and available for sale (‘AFS’).

16	Comprises mainly loans and advances to banks, cash and intercompany balances with other non-insurance legal entities.

17	Present value of in-force long-term insurance contracts and investment contracts with DPF.

18	‘Deferred tax’ includes the deferred tax liabilities arising on recognition of PVIF.

19	Does not include associated insurance company SABB Takaful Company or joint venture insurance company Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.

HSBC HOLDINGS PLC

Capital

Capital

Capital overview	96
Risk-weighted assets	97
Capital	98
Leverage ratio	98
Regulatory disclosures	100

Our objective in managing Group capital is to maintain appropriate levels of capital to support our business strategy and meet regulatory and stress testing related requirements.

Capital highlights
•	Our common equity tier 1 (‘CET1’) ratio[1] of 12.1% was up from 11.9% at the end of 2015.
•	Our CET1 ratio[1] strengthened as we continued to generate capital from profit and implement our RWA initiatives, creating capacity for growth.
•	Our leverage ratio remained strong at 5.1%.

We manage Group capital to ensure we exceed current regulatory requirements and respect the payment priority of our capital providers. Throughout 1H16, we complied with the UK Prudential Regulation Authority’s (‘PRA’) regulatory capital adequacy requirements, including those relating to stress testing. We are well placed to meet our expected future capital requirements.
We continue to manage Group capital to meet a target for return on equity of more than 10%. This is modelled on a CET1 ratio (on an end point basis) in the range of 12% to 13%, which takes into account known and quantifiable end point CET1 requirements including a regulatory and management buffer of 1.0% to 2.0%. This buffer is based on our estimate of the additional CET1 we will need to hold to cover the new time-varying buffers and other factors. It will be kept under review as clarity in respect of future regulatory developments improves.
A summary of our policies and practices regarding capital management, measurement and allocation is provided on page 243 of the Annual Report and Accounts 2015.
Our CET1 capital decreased in 1H16 by $0.2bn to $130.7bn. We generated $1.5bn of capital through profits net of dividends and scrip, offset by foreign currency differences of $2.3bn.

Capital overview
Capital ratios

		At
		30 Jun	31 Dec
		2016	2015
	Footnotes	%	%

Transitional basis
Common equity tier 1 ratio	1	12.1	11.9
Tier 1 ratio		14.1	13.9
Total capital ratio		17.3	17.2
For footnote, see page 108.
Total regulatory capital and risk-weighted assets

		At
		30 Jun	31 Dec
		2016	2015
	Footnotes	$m	$m

Transitional basis
Common equity tier 1 capital	1	130,670	130,863
Additional tier 1 capital		21,642	22,440
Tier 2 capital		34,481	36,530

Total regulatory capital		186,793	189,833

Risk-weighted assets		1,082,184	1,102,995
For footnote, see page 108.
RWAs by risk type

	RWAs	Capital required2
	$bn	$bn
Credit risk	851.3	68.1
Counterparty credit risk	73.7	5.9
Market risk	41.8	3.3
Operational risk	115.4	9.2
At 30 Jun 2016	1,082.2	86.5
For footnote, see page 108.
Leverage ratio

	At
	30 Jun	31 Dec
	2016	2015
	$bn	$bn

Leverage ratio exposure	2,788	2,794
Tier 1 capital (end point)	142	140
Leverage ratio	5.1%	5.0%
Quarterly average:
Leverage ratio exposure	2,819
Leverage ratio	5.1%

HSBC HOLDINGS PLC

Capital (continued)

Risk-weighted assets
RWA movement by geographical region by key driver

		Credit risk, counterparty credit risk and operational risk
		Europe	Asia	MENA	North America	Latin America	Market risk	Total RWAs
	Footnotes	$bn	$bn	$bn	$bn	$bn	$bn	$bn

RWAs at 1 Jan 2016		306.4	437.8	59.4	185.0	71.9	42.5	1,103.0
RWA movements
RWA initiatives		(15.8)	(5.0)	(1.1)	(25.1)	—	(1.3)	(48.3)
Foreign exchange movement		(13.0)	(1.7)	(1.0)	1.8	4.6	—	(9.3)
Book size	3	14.6	(1.7)	0.5	4.2	0.5	0.6	18.7
Book quality		4.5	6.9	0.8	2.7	(0.1)	—	14.8
Model updates		0.3	—	—	(1.3)	—	—	(1.0)
– portfolios moving onto IRB approach		(0.1)	—	—	—	—	—	(0.1)
– new/updated models		0.4	—	—	(1.3)	—	—	(0.9)

Methodology and policy		2.4	1.3	—	0.1	0.5	—	4.3
– internal updates		2.4	—	—	0.1	0.5	—	3.0
– external updates – regulatory		—	1.3	—	—	—	—	1.3

Total RWA movement		(7.0)	(0.2)	(0.8)	(17.6)	5.5	(0.7)	(20.8)

RWAs at 30 Jun 2016		299.4	437.6	58.6	167.4	77.4	41.8	1,082.2
For footnote, see page 108.

RWA movement by global businesses by key driver

		Credit risk, counterparty credit risk and operational risk
		Principal RBWM	US run-off portfolio	Total RBWM	CMB	GB&M	GPB	Other	Market risk	Total RWAs
	Footnotes	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn

RWAs at 1 Jan 2016		150.1	39.5	189.6	421.0	398.4	19.3	32.2	42.5	1,103.0
RWA movements
RWA initiatives		(0.1)	(12.3)	(12.4)	(11.3)	(23.3)	—	—	(1.3)	(48.3)
Foreign exchange movement		(0.5)	—	(0.5)	(5.6)	(2.7)	(0.2)	(0.3)	—	(9.3)
Book size	3	0.7	—	0.7	3.5	12.2	(0.7)	2.4	0.6	18.7
Book quality		(0.9)	—	(0.9)	5.9	9.5	0.1	0.2	—	14.8
Model updates		(0.9)	—	(0.9)	—	(0.1)	—	—	—	(1.0)
– portfolios moving onto IRB approach		—	—	—	—	(0.1)	—	—	—	(0.1)
– new/updated models		(0.9)	—	(0.9)	—	—	—	—	—	(0.9)

Methodology and policy		0.5	—	0.5	1.3	1.6	—	0.9	—	4.3
– internal updates		(0.8)	—	(0.8)	1.3	1.6	—	0.9	—	3.0
– external updates – regulatory		1.3	—	1.3	—	—	—	—	—	1.3

Total RWA movement		(1.2)	(12.3)	(13.5)	(6.2)	(2.8)	(0.8)	3.2	(0.7)	(20.8)

RWAs at 30 Jun 2016		148.9	27.2	176.1	414.8	395.6	18.5	35.4	41.8	1,082.2
For footnote, see page 108.
RWAs decreased in 1H16 by $20.8bn, of which $9.3bn was due to foreign currency translation differences. The decrease was primarily from RWA initiatives reducing RWAs by $48.3bn, partly offset by book size movements of $18.7bn, and a deterioration of credit quality and risk parameter movements that increased RWAs by $14.8bn. Comments below describe RWA movements excluding foreign currency translation differences.
RWA initiatives
The main drivers of these reductions were:

•	$19.3bn through the continued reduction in GB&M legacy credit and US run-off portfolios; and

•	$29.0bn as a result of reduced exposures, refined calculations and process improvements.
Book size
Book size movements were principally from:

•	higher corporate lending in GB&M and CMB in Europe, Middle East and North Africa, and North America increasing RWAs by $7.1bn; and

•	increased trade volumes and mark-to-market movements on derivatives and securities financing transactions increasing counterparty credit risk (‘CCR’) by $9.4bn.
Book quality
The main drivers for book quality movements were:

•	corporate and institution downgrades and changes in credit quality mix in Asia, North America and Europe, increasing RWAs by $14.6bn; and

•	the downgrade of Brazil’s and Egypt’s internal credit rating, increasing RWAs by $2.0bn; partly offset by

•	the upgrade of Argentina’s sovereign rating, decreasing RWAs by $0.8bn.

HSBC HOLDINGS PLC

Capital
Source and application of total regulatory capital

		Half-year to
		30 Jun
		2016
	Footnotes	$m
Movement in total regulatory capital
Opening common equity tier 1 capital	1	130,863
Contribution to common equity tier 1 capital from profit for the period		5,388
– consolidated profits attributable to shareholders of the parent company		6,912
– removal of own credit spread net of tax		(1,094)
– debit valuation adjustment		(103)
– deconsolidation of insurance entities and special purpose entities		(327)

Net dividends including foreseeable net dividends	4	(3,853)
– update for actual dividends and scrip take-up		(413)
– first interim dividend net of scrip take-up		(1,433)
– second interim dividend net of planned scrip		(2,007)

Goodwill and intangible assets		786
Ordinary shares issued		8
Foreign currency translation differences		(2,333)
Other, including regulatory adjustments		(189)

Closing common equity tier 1 capital	1	130,670

Opening additional tier 1 capital on a transitional basis		22,440
Movement in additional tier 1 securities		(205)
– new issuance net of redemptions		(680)
– grandfathering adjustments		574
– foreign currency translation and other differences		(99)
Other, including regulatory adjustments		(593)

Closing tier 1 capital on a transitional basis		152,312

Opening tier 2 capital on a transitional basis		36,530
Movement in tier 2 securities		(2,020)
– new issuance net of redemptions		567
– grandfathering adjustments		(2,284)
– foreign currency translation and other differences		(303)
Other, including regulatory adjustments		(29)

Closing total regulatory capital on a transitional basis		186,793
For footnotes, see page 108.

Leverage ratio
Summary reconciliation of accounting assets and leverage ratio exposures

Ref*		At 30 Jun 2016
		$bn

1	Total assets as per published financial statements	2,608
	Adjustments for:
2	– entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	116
4	– derivative financial instruments	(236)
5	– securities financing transactions	9
6	– off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	302
7	– other	(11)

8	Total leverage ratio exposure	2,788

*	The references identify the lines prescribed in the European Banking Authority (‘EBA’) template which are applicable and where there is a value.

HSBC HOLDINGS PLC

Capital (continued)

Leverage ratio common disclosure

		At 30 Jun 2016
Ref*		$bn
	On-balance sheet exposures (excluding derivatives and securities financing transactions (‘SFT’))
1	On-balance sheet items (excluding derivatives, SFTs and fiduciary assets, but including collateral)	2,161
2	(Asset amounts deducted in determining tier 1 capital)	(34)

3	Total on-balance sheet exposures (excluding derivatives, SFTs and fiduciary assets)	2,127

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	37
5	Add-on amounts for potential future exposures associated with all derivatives transactions (mark-to-market method)	120
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to IFRSs	5
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(43)
8	(Exempted CCP leg of client-cleared trade exposures)	(3)
9	Adjusted effective notional amount of written credit derivatives	238
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	(217)

11	Total derivative exposures	137

	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sales accounting transactions	291
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(78)
14	Counterparty credit risk exposure for SFT assets	9

16	Total securities financing transaction exposures	222

	Other off-balance sheet exposures
17	Off-balance sheet exposures at gross notional amount	900
18	(Adjustments for conversion to credit equivalent amounts)	(598)

19	Total off-balance sheet exposures	302

	Capital and total exposures

20	Tier 1 capital	142

21	Total leverage ratio exposure	2,788

22	Leverage ratio	5.1%

EU-23	Choice on transitional arrangements for the definition of the capital measure	Fully phased in

*	The references identify the lines prescribed in the EBA template which are applicable and where there is a value.

Split of on-balance sheet exposures (excluding derivatives and SFTs)

Ref*		At 30 Jun 2016
		$bn

EU-1	Total on-balance sheet exposures (excluding derivatives, SFTs, and exempted exposures) of which:	2,161
EU-2	Trading book exposures	274
EU-3	Banking book exposures, of which:	1,887
EU-4	– covered bonds	1
EU-5	– exposures treated as sovereigns	568
EU-6	– exposures to regional governments, multilateral development banks (‘MDB’), international organisations and public sector entities (‘PSE’) not treated as sovereigns	6
EU-7	– institutions	105
EU-8	– secured by mortgages of immovable properties	283
EU-9	– retail exposures	108
EU-10	– corporate	662
EU-11	– exposures in default	15
EU-12	– other exposures (e.g. equity, securitisations, and other non-credit obligation assets)	139

*	The references identify the lines prescribed in the EBA template which are applicable and where there is a value.
Our leverage ratio calculated on both the PRA and Capital Requirements Regulation (‘CRR’) bases was 5.1% at 30 June 2016. On the CRR basis, the leverage ratio was up from 5.0% at 31 December 2015 because of increased capital. The PRA basis was introduced on 1 January 2016.

At 30 June 2016, our PRA minimum leverage ratio requirement of 3% was supplemented with an additional leverage ratio buffer of 0.2% that translates to a value of $6.1bn, and a countercyclical leverage ratio buffer which results in no capital impact. We comfortably exceeded these leverage requirements.

HSBC HOLDINGS PLC

The risk of excessive leverage is managed as part of HSBC’s global risk appetite framework and monitored using a leverage ratio metric within our Risk Appetite Statement (‘RAS’). The RAS articulates the aggregate level and types of risk that HSBC is willing to accept in its business activities in order to achieve its strategic business objectives. The RAS is monitored via the risk appetite profile report, which includes comparisons of actual performance against the risk appetite and tolerance thresholds assigned to each metric, to ensure that any excessive risk is highlighted, assessed and mitigated appropriately. The risk appetite profile report is presented monthly to the Group Risk Management Meeting of the Group Management Board and the Group Risk Committee. Our approach to risk appetite is described on page 102 of the Annual Report and Accounts 2015.

Regulatory disclosures
Regulatory developments
Throughout 1H16, there was a series of documents issued by the Basel Committee on Banking Supervision which proposed significant changes to the regulatory framework. The key publications proposed changes to:

•	the framework for credit risk capital requirements under both the internal model and standardised approaches;

•	the operational risk framework;

•	the credit valuation adjustment capital framework;

•	the scope of consolidation to include entities giving rise to ‘step-in risk’; and

•	the leverage ratio exposure calculation and buffers.
The final impact of these and other proposals will depend on the outcome of the consultation processes and quantitative impact studies, and any changes would need to be transposed into law before coming into effect. This includes the finalised changes that relate to the market risk, counterparty risk and securitisation regimes. In the UK, the Bank of England’s Financial Policy Committee (‘FPC’) has indicated that there will be an offset with the PRA’s Pillar 2 capital framework as a result of these changes but the full scope and size of this offset is currently uncertain.
The FPC also, in July 2016, decided to keep the UK countercyclical capital buffer requirement at 0% until at least June 2017, having previously planned to raise it to 0.5% in March 2017. Furthermore, the FPC recommended that the PRA buffer requirements reduce in line with this decision. The PRA did this with immediate effect.
As part of Recovery and Resolution frameworks, the international standard for Total Loss Absorbing Capacity was finalised by the Financial Stability Board. The Bank of England expects to implement this through the EU’s Minimum Requirements for own funds and Eligible Liabilities framework, which it has consulted on but has yet to finalise.

Risk-weighted assets
RWAs by geographical region

		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$bn	$bn	$bn	$bn	$bn	$bn
IRB approach		181.7	199.7	19.9	117.4	15.0	533.7
– IRB advanced approach		162.8	199.7	10.0	117.4	15.0	504.9
– IRB foundation approach		18.9	—	9.9	—	—	28.8
Standardised approach		46.1	175.1	31.1	20.0	45.3	317.6
Credit risk		227.8	374.8	51.0	137.4	60.3	851.3
Counterparty credit risk		36.7	15.7	1.4	15.9	4.0	73.7
Market risk	5	31.8	24.7	1.1	7.7	1.2	41.8
Operational risk		34.9	47.1	6.2	14.1	13.1	115.4

At 30 Jun 2016		331.2	462.3	59.7	175.1	78.6	1,082.2
For footnote, see page 108.

HSBC HOLDINGS PLC

Capital (continued)

RWAs by global business

		Principal RBWM	US run-off portfolio	Total RBWM	CMB	GB&M	GPB	Other	Total
	Footnotes	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
IRB approach		57.6	20.8	78.4	225.3	210.7	7.8	11.5	533.7
– IRB advanced approach		57.6	20.8	78.4	205.5	202.9	7.7	10.4	504.9
– IRB foundation approach		—	—	—	19.8	7.8	0.1	1.1	28.8
Standardised approach		57.9	4.0	61.9	158.5	66.8	7.1	23.3	317.6
Credit risk		115.5	24.8	140.3	383.8	277.5	14.9	34.8	851.3
Counterparty credit risk		—	—	—	—	72.9	0.3	0.5	73.7
Market risk	5	—	—	—	—	41.5	—	0.3	41.8
Operational risk		33.4	2.4	35.8	31.0	45.2	3.3	0.1	115.4

At 30 Jun 2016		148.9	27.2	176.1	414.8	437.1	18.5	35.7	1,082.2
For footnote, see page 108.

HSBC HOLDINGS PLC

RWA and Capital requirements for credit risk and information on risk exposures
Credit risk RWAs by exposure class

		Exposure value	RWAs	Capital required2
	Footnotes	$bn	$bn	$bn
IRB advanced approach		1,493.7	504.9	40.4
Retail:
– secured by mortgages on immovable property SME		2.9	0.6	—
– secured by mortgages on immovable property non-SME		261.9	47.7	3.8
– qualifying revolving retail		65.3	15.1	1.2
– other SME		10.8	5.2	0.4
– other non-SME		45.2	10.7	0.9
Total retail		386.1	79.3	6.3
Central governments and central banks		350.2	50.7	4.1
Institutions		77.1	19.0	1.5
Corporates	6	589.5	321.4	25.7
Securitisation positions		37.2	21.1	1.7
Non-credit obligation assets		53.6	13.4	1.1
IRB foundation approach		46.3	28.8	2.3
Central governments and central banks		0.1	0.1	—
Institutions		0.3	0.1	—
Corporates		45.9	28.6	2.3
Standardised approach		601.3	317.6	25.4
Central governments and central banks		223.4	19.9	1.6
Institutions		34.3	13.8	1.1
Corporates		212.8	195.9	15.6
Retail		43.4	31.9	2.6
Secured by mortgages on immovable property		43.1	15.3	1.2
Exposures in default		5.0	6.4	0.5
Regional governments or local authorities		2.6	0.8	0.1
Equity	7	6.8	12.0	1.0
Items associated with particularly high risk		4.5	6.8	0.5
Securitisation positions		0.8	0.7	0.1
Claims in the form of collective investment undertakings (‘CIUs’)		0.5	0.5	—
Claims on institutions and corporates with a short-term credit assessment		0.1	—	—
International organisations		2.7	—	—
Multilateral development banks		0.2	—	—
Other items		21.1	13.6	1.1

At 30 Jun 2016		2,141.3	851.3	68.1
For footnotes, see page 108.

Counterparty credit risk RWAs by exposure class

			Capital
		RWAs	required2
	Footnotes	$bn	$bn
IRB advanced approach		48.1	3.8
Central governments and central banks		2.8	0.2
Institutions		18.7	1.5
Corporates		26.6	2.1

IRB foundation approach		2.0	0.2
Corporates		2.0	0.2

Standardised approach		4.7	0.3
Institutions		0.4	—
Corporates		4.3	0.3

CVA advanced	8	3.5	0.3
CVA standardised	8	13.3	1.1
CCP standardised		2.1	0.2

At 30 Jun 2016		73.7	5.9
For footnotes, see page 108.

HSBC HOLDINGS PLC

Capital (continued)

Market risk – RWAs and capital required

	RWAs	Capital required2
	$bn	$bn
Internal model based	35.8	2.8
VaR	6.9	0.6
Stressed VaR	9.6	0.7
Incremental risk charge	11.1	0.8
Other VaR and stressed VaR	8.2	0.7
Standardised approach	6.0	0.5
Interest rate position risk	2.4	0.2
Foreign exchange position risk	0.3	—
Equity position risk	1.0	0.1
Securitisation positions	2.3	0.2

At 30 Jun 2016	41.8	3.3
For footnote, see page 108.

Wholesale IRB exposure – by obligor grade9 – Central governments and central banks

		CRR	PD range	Exposure value	Average exposure value	Undrawn commit-ments	Average PD10	Average LGD10	RWA density10	RWAs	Mapped external rating
	Footnotes		%	$bn	$bn	$bn	%	%	%	$bn
Default risk
Minimal		0.1	0.000 to 0.010	145.8	143.6	0.7	0.01	39.9	7	10.1	AAA
		1.1	0.011 to 0.028	116.3	112.6	0.7	0.02	45.0	6	7.5	AA+ to AA
		1.2	0.029 to 0.053	38.3	39.7	0.4	0.04	45.2	14	5.4	AA- to A+

Low		2.1	0.054 to 0.095	13.1	11.5	0.1	0.07	45.0	28	3.7	A
		2.2	0.096 to 0.169	10.4	11.0	0.2	0.13	45.0	30	3.1	A-

Satisfactory		3.1	0.170 to 0.285	4.5	4.2	—	0.22	44.5	38	1.7	BBB+
		3.2	0.286 to 0.483	0.4	3.3	—	0.37	45.0	50	0.2	BBB
		3.3	0.484 to 0.740	12.5	8.8	—	0.63	45.0	70	8.7	BBB-

Fair		4.1	0.741 to 1.022	0.1	0.1	—	0.87	45.0	100	0.1	BB+
		4.2	1.023 to 1.407	1.0	1.0	0.1	1.20	45.0	90	0.9	BB
		4.3	1.408 to 1.927	1.1	1.1	—	1.65	45.0	100	1.1	BB-

Moderate		5.1	1.928 to 2.620	1.8	3.6	0.9	2.25	45.0	111	2.0	BB-
		5.2	2.621 to 3.579	3.6	1.6	—	3.05	45.0	117	4.2	B+
		5.3	3.580 to 4.914	1.1	1.0	—	4.20	45.0	136	1.5	B

Significant		6.1	4.915 to 6.718	—	—	—	—	—	—	—	B
		6.2	6.719 to 8.860	0.3	0.5	—	7.85	45.0	200	0.6	B-

High		7.1	8.861 to 11.402	—	0.3	—	10.00	45.0	—	—	CCC+
		7.2	11.403 to 15.000	—	—	—	—	—	—	—	CCC+

Special management		8.1	15.001 to 22.000	—	—	—	—	—	—	—	CCC+
		8.2	22.001 to 50.000	—	—	—	—	—	—	—	CCC+
		8.3	50.001 to 99.999	—	—	—	—	—	—	—	CCC to C

Default	11	9/10	100.0	—	—	—	—	—	—	—	Default

At 30 Jun 2016				350.3	343.9	3.1	0.12	42.9	15	50.8
For footnotes, see page 108.

HSBC HOLDINGS PLC

Wholesale IRB exposure – by obligor grade9 – Institutions

		CRR	PD range	Exposure value	Average exposure value	Undrawn commit-ments	Average PD10	Average LGD10	RWA density10	RWAs	Mapped external rating
	Footnotes		%	$bn	$bn	$bn	%	%	%	$bn
Default risk
Minimal		0.1	0.000 to 0.010	0.8	1.8	0.1	0.03	45.7	13	0.1	AAA
		1.1	0.011 to 0.028	16.1	15.4	1.4	0.03	37.1	11	1.7	AA+ to AA
		1.2	0.029 to 0.053	27.5	31.3	3.8	0.04	40.8	13	3.5	AA-

Low		2.1	0.054 to 0.095	10.6	16.0	4.4	0.07	40.4	21	2.2	A+ to A
		2.2	0.096 to 0.169	11.7	10.5	3.6	0.13	37.3	26	3.1	A-

Satisfactory		3.1	0.170 to 0.285	2.0	2.7	1.5	0.22	40.9	40	0.8	BBB+
		3.2	0.286 to 0.483	2.7	3.5	0.6	0.37	46.0	59	1.6	BBB
		3.3	0.484 to 0.740	2.7	2.6	0.7	0.63	45.3	104	2.8	BBB-

Fair		4.1	0.741 to 1.022	2.2	1.2	0.7	0.87	43.7	91	2.0	BB+
		4.2	1.023 to 1.407	0.5	0.5	0.2	1.20	45.6	100	0.5	BB
		4.3	1.408 to 1.927	0.2	0.2	0.1	1.65	46.4	100	0.2	BB-

Moderate		5.1	1.928 to 2.620	0.1	0.1	0.2	2.25	48.5	100	0.1	BB-
		5.2	2.621 to 3.579	0.1	0.1	—	3.05	45.0	100	0.1	B+
		5.3	3.580 to 4.914	0.1	0.1	—	4.20	18.7	—	—	B

Significant		6.1	4.915 to 6.718	0.1	—	—	5.75	45.5	100	0.1	B-
		6.2	6.719 to 8.860	—	—	—	—	—	—	—	B-

High		7.1	8.861 to 11.402	—	—	—	10.00	45.4	—	0.1	CCC+
		7.2	11.403 to 15.000	—	—	—	—	—	—	—	CCC+

Special management		8.1	15.001 to 22.000	—	—	—	—	—	—	—	CCC
		8.2	22.001 to 50.000	—	—	0.2	35.97	54.9	—	0.1	CCC- to CC
		8.3	50.001 to 99.999	—	—	—	—	—	—	—	C

Default	11	9/10	100.0	—	—	—	100.00	45.0	—	0.1	Default

At 30 Jun 2016				77.4	86.0	17.5	0.20	40.0	25	19.1
For footnotes, see page 108.
Wholesale IRB exposure – by obligor grade9 – Corporates12

		CRR	PD range	Exposure value	Average exposure value	Undrawn commit-ments	Average PD10	Average LGD10	RWA density10	RWAs	Mapped external rating
	Footnotes		%	$bn	$bn	$bn	%	%	%	$bn
Default risk
Minimal		0.1	0.000 to 0.010	—	—	—	—	—	—	—
		1.1	0.011 to 0.028	19.4	14.8	13.8	0.03	27.5	12	2.4	AAA to AA
		1.2	0.029 to 0.053	43.2	49.5	37.2	0.04	36.8	14	6.2	AA-

Low		2.1	0.054 to 0.095	63.8	64.8	57.0	0.07	40.3	22	14.0	A+ to A
		2.2	0.096 to 0.169	74.3	80.0	65.6	0.13	39.3	31	23.0	A-

Satisfactory		3.1	0.170 to 0.285	75.0	76.6	61.9	0.22	39.3	40	30.2	BBB+
		3.2	0.286 to 0.483	69.5	72.9	52.7	0.37	39.4	51	35.3	BBB
		3.3	0.484 to 0.740	65.6	69.4	43.9	0.63	36.3	60	39.4	BBB-

Fair		4.1	0.741 to 1.022	44.2	43.6	31.4	0.87	39.1	74	32.9	BB+
		4.2	1.023 to 1.407	33.6	35.4	22.6	1.20	39.8	85	28.3	BB
		4.3	1.408 to 1.927	35.0	32.5	18.4	1.65	33.7	84	29.3	BB-

Moderate		5.1	1.928 to 2.620	27.7	27.4	15.8	2.24	35.5	92	25.6	BB-
		5.2	2.621 to 3.579	12.8	12.5	8.9	3.06	36.8	106	13.6	B+
		5.3	3.580 to 4.914	10.7	11.4	8.2	4.14	38.4	118	12.6	B

Significant		6.1	4.915 to 6.718	7.6	6.8	6.8	5.73	37.8	130	9.9	B-
		6.2	6.719 to 8.860	4.6	3.9	2.0	7.85	37.1	146	6.7	B-

High		7.1	8.861 to 11.402	2.9	2.6	1.3	10.01	36.6	155	4.5	CCC+
		7.2	11.403 to 15.000	0.8	1.0	0.5	13.00	31.8	150	1.2	CCC+

Special management		8.1	15.001 to 22.000	1.8	1.2	1.2	19.00	32.6	178	3.2	CCC
		8.2	22.001 to 50.000	0.5	0.5	0.1	35.86	34.9	200	1.0	CCC- to CC
		8.3	50.001 to 99.999	0.3	0.3	0.1	75.00	41.4	133	0.4	C

Default	11	9/10	100.0	7.9	7.4	1.2	100.00	44.3	82	6.5	Default

At 30 Jun 2016				601.2	614.5	450.6	2.28	37.9	54	326.2
For footnote, see page 108.

HSBC HOLDINGS PLC

Capital (continued)

Retail IRB exposure – by internal PD band

	PD range	Exposure value	Average exposure value	Undrawn commit-ments	Average PD10	Average LGD10	RWA density10	RWAs
	%	$bn	$bn	$bn	%	%	%	$bn
At 30 Jun 2016
Secured by mortgages on immovable property SME
Band 1	0.000 to 0.483	0.6	0.6	—	0.16	12.7	—	—
Band 2	0.484 to 1.022	0.5	0.5	0.1	0.76	19.5	20	0.1
Band 3	1.023 to 4.914	1.2	1.3	—	2.29	19.8	25	0.3
Band 4	4.915 to 8.860	0.3	0.2	—	6.76	22.4	33	0.1
Band 5	8.861 to 15.000	0.1	0.1	—	11.02	27.8	—	—
Band 6	15.001 to 50.000	0.1	0.1	—	24.62	20.5	100	0.1
Band 7	50.001 to 100.000	0.1	0.2	—	100.00	18.7	—	—

		2.9	3.0	0.1	5.56	18.6	21	0.6
Secured by mortgages on immovable property non-SME
Band 1	0.000 to 0.483	206.9	210.2	16.2	0.12	15.4	8	15.8
Band 2	0.484 to 1.022	22.0	23.2	1.0	0.71	21.3	26	5.7
Band 3	1.023 to 4.914	20.4	22.4	0.7	1.94	25.0	55	11.3
Band 4	4.915 to 8.860	4.3	5.3	—	5.69	28.1	116	5.0
Band 5	8.861 to 15.000	1.1	1.2	0.1	11.82	26.4	164	1.8
Band 6	15.001 to 50.000	1.9	2.2	—	25.20	46.1	300	5.7
Band 7	50.001 to 100.000	5.3	5.7	—	98.29	46.2	45	2.4

		261.9	270.2	18.0	2.63	17.8	18	47.7
Qualifying revolving retail exposures
Band 1	0.000 to 0.483	47.4	48.4	84.5	0.12	93.3	7	3.3
Band 2	0.484 to 1.022	6.9	7.0	6.6	0.71	92.6	29	2.0
Band 3	1.023 to 4.914	8.7	8.9	5.7	2.22	90.6	66	5.7
Band 4	4.915 to 8.860	1.2	1.3	0.5	6.65	90.1	142	1.7
Band 5	8.861 to 15.000	0.4	0.4	0.2	11.11	92.1	200	0.8
Band 6	15.001 to 50.000	0.5	0.5	0.1	23.32	91.3	260	1.3
Band 7	50.001 to 100.000	0.2	0.2	0.1	88.94	70.5	150	0.3

		65.3	66.7	97.7	1.16	92.7	23	15.1
Other SME
Band 1	0.000 to 0.483	1.3	1.5	0.8	0.29	60.6	23	0.3
Band 2	0.484 to 1.022	1.9	2.0	0.8	0.75	50.6	37	0.7
Band 3	1.023 to 4.914	5.0	5.3	1.3	2.57	52.7	56	2.8
Band 4	4.915 to 8.860	1.2	1.2	0.3	6.62	49.2	58	0.7
Band 5	8.861 to 15.000	0.4	0.5	0.1	10.81	58.4	100	0.4
Band 6	15.001 to 50.000	0.3	0.2	—	25.47	60.1	100	0.3
Band 7	50.001 to 100.000	0.7	0.8	0.1	99.72	38.8	—	—

		10.8	11.5	3.4	9.92	52.4	48	5.2
Other non-SME
Band 1	0.000 to 0.483	26.4	26.7	11.3	0.18	26.4	11	2.8
Band 2	0.484 to 1.022	6.7	6.7	1.5	0.66	31.4	27	1.8
Band 3	1.023 to 4.914	9.7	10.1	1.4	1.92	30.4	41	4.0
Band 4	4.915 to 8.860	0.9	0.9	0.1	7.14	54.9	89	0.8
Band 5	8.861 to 15.000	0.5	0.5	—	12.00	63.9	120	0.6
Band 6	15.001 to 50.000	0.4	0.4	—	28.04	60.1	125	0.5
Band 7	50.001 to 100.000	0.6	0.6	—	96.61	59.9	33	0.2

		45.2	45.9	14.3	2.36	29.6	24	10.7
Total retail
Band 1	0.000 to 0.483	282.6	287.4	112.8	0.13	29.7	8	22.2
Band 2	0.484 to 1.022	38.0	39.4	10.0	0.70	37.4	27	10.3
Band 3	1.023 to 4.914	45.0	48.0	9.1	2.07	41.8	54	24.1
Band 4	4.915 to 8.860	7.9	8.9	0.9	6.18	43.8	105	8.3
Band 5	8.861 to 15.000	2.5	2.7	0.4	11.53	49.9	144	3.6
Band 6	15.001 to 50.000	3.2	3.4	0.1	25.23	55.4	247	7.9
Band 7	50.001 to 100.000	6.9	7.5	0.2	98.00	47.0	42	2.9

		386.1	397.3	133.5	2.58	32.8	21	79.3
For footnote, see page 108.

HSBC HOLDINGS PLC

Regulatory balance sheet
Regulatory and accounting consolidations
The basis of consolidation for the purpose of financial accounting under IFRSs, described in Note 1 on the Financial Statements, differs from that used for regulatory purposes as described below. The following table provides a reconciliation of the financial accounting balance sheet to the regulatory scope of consolidation.
Interests in banking associates are equity accounted in the financial accounting consolidation, whereas their exposures are proportionally consolidated for regulatory purposes by including our share of assets, liabilities, profit and loss, and RWAs in accordance with the PRA’s application of Capital Requirements Directive IV (‘CRD IV’).

Subsidiaries engaged in insurance activities are excluded from the regulatory consolidation by excluding assets, liabilities and post-acquisition reserves, leaving the investment of these insurance subsidiaries to be recorded at cost and deducted from CET1 (subject to thresholds).
The regulatory consolidation also excludes special purpose entities (‘SPEs’) where significant risk has been transferred to third parties. Exposures to these SPEs are risk-weighted as securitisation positions for regulatory purposes.
Entities in respect of which the basis of consolidation for financial accounting purposes differs from that used for regulatory purposes can be found in table 5 of our Pillar 3 Disclosures 2015 document.

Reconciliation of balance sheets – financial accounting to regulatory scope of consolidation

		Accounting balance sheet	Deconsolidation of insurance/ other entities	Consolidation of banking associates	Regulatory balance sheet
	Ref*	$m	$m	$m	$m
Assets
Cash and balances at central banks		128,272	(1)	26,726	154,997
Items in the course of collection from other banks		6,584	—	27	6,611
Hong Kong Government certificates of indebtedness		29,011	—	—	29,011
Trading assets		280,295	(87)	3,049	283,257
Financial assets designated at fair value		23,901	(23,539)	—	362
Derivatives		369,942	(175)	1,068	370,835
Loans and advances to banks		92,199	(2,894)	15,660	104,965
Loans and advances to customers		887,556	(5,116)	122,664	1,005,104
Of which:
– impairment allowances on IRB portfolios	h	(6,026)	—	—	(6,026)
– impairment allowances on standardised portfolios		(2,927)	—	(2,818)	(5,745)
Reverse repurchase agreements – non-trading		187,826	425	2,621	190,872
Financial investments		441,399	(54,824)	50,181	436,756
Assets held for sale		50,305	(5,291)	—	45,014
Of which:
– goodwill and intangible assets	e	2,027	(268)	—	1,759
– impairment allowances		(2,220)	—	—	(2,220)
Of which:
– IRB portfolios	h	(146)	—	—	(146)
– standardised portfolios		(2,074)	—	—	(2,074)
Capital invested in insurance and other entities		—	2,347	—	2,347
Current tax assets		714	(26)	—	688
Prepayments, accrued income and other assets		60,569	(2,603)	9,560	67,526
Of which:
– retirement benefit assets	i	5,781	—	—	5,781
Interests in associates and joint ventures		19,606	—	(19,014)	592
Of which:
– positive goodwill on acquisition	e	574	—	(560)	14

Goodwill and intangible assets	e	24,053	(6,471)	616	18,198
Deferred tax assets	f	5,917	163	491	6,571

Total assets at 30 Jun 2016		2,608,149	(98,092)	213,649	2,723,706

*	The references (a) to (q) identify balance sheet components which are used in the calculation of regulatory capital on page 107.

HSBC HOLDINGS PLC

Capital (continued)

		Accounting balance sheet	Deconsolidation of insurance/ other entities	Consolidation of banking associates	Regulatory balance sheet
	Ref*	$m	$m	$m	$m
Liabilities and equity
Hong Kong currency notes in circulation		29,011	—	—	29,011
Deposits by banks		69,900	(44)	48,095	117,951
Customer accounts		1,290,958	(43)	148,867	1,439,782
Repurchase agreements – non-trading		98,342	—	—	98,342
Items in the course of transmission to other banks		7,461	—	—	7,461
Trading liabilities		188,698	700	36	189,434
Financial liabilities designated at fair value		78,882	(6,025)	—	72,857
Of which:
– term subordinated debt included in tier 2 capital	n,q	22,049	—	—	22,049
– preferred securities included in tier 1 capital	m	420	—	—	420
Derivatives		368,414	277	1,041	369,732
Debt securities in issue		87,673	(6,560)	6,294	87,407
Liabilities of disposal groups held for sale		43,705	(4,765)	145	39,085
Current tax liabilities		1,569	(122)	457	1,904
Liabilities under insurance contracts		73,416	(73,416)	—	—
Accruals, deferred income and other liabilities		42,057	2,177	5,869	50,103
Of which:
– retirement benefit liabilities		3,064	(3)	51	3,112
Provisions		5,797	(19)	—	5,778
Of which:
– contingent liabilities and contractual commitments		256	—	—	256
Of which:
– credit-related provisions on IRB portfolios	h	227	—	—	227
– credit-related provisions on standardised portfolios		29	—	—	29
Deferred tax liabilities		2,300	(991)	4	1,313
Subordinated liabilities		21,669	1	2,841	24,511
Of which:
– preferred securities included in tier 1 capital	k,m	1,832	—	—	1,832
– perpetual subordinated debt included in tier 2 capital	o	1,968	—	—	1,968
– term subordinated debt included in tier 2 capital	n,q	17,253	—	—	17,253
	o
Total liabilities at 30 Jun 2016		2,409,852	(88,830)	213,649	2,534,671

Called up share capital	a	9,906	(1,036)	—	8,870
Share premium account	a,k	12,772	(182)	—	12,590
Other equity instruments	j,k	17,110	2,972	—	20,082
Other reserves	c,g	5,759	1,245	—	7,004
Retained earnings	b,c	145,710	(11,275)	—	134,435

Total shareholders’ equity		191,257	(8,276)	—	182,981
Non-controlling interests	d,l,m,p	7,040	(986)	—	6,054
Of which:
– non-cumulative preference shares issued by subsidiaries included in tier 1 capital	m	270	—	—	270

Total equity at 30 Jun 2016		198,297	(9,262)	—	189,035

Total liabilities and equity at 30 Jun 2016		2,608,149	(98,092)	213,649	2,723,706

*	The references (a) to (q) identify balance sheet components which are used in the calculation of regulatory capital on page 107.

HSBC HOLDINGS PLC

Capital
Transitional own funds disclosure

Ref *		Ref†	At 30 Jun 2016	CRD IV prescribed residual amount	Final CRD IV text
			$m	$m	$m
	Common equity tier 1 (‘CET1’) capital: instruments and reserves

1	Capital instruments and the related share premium accounts		21,273		21,273
	Of which: ordinary shares	a	21,273		21,273
2	Retained earnings	b	138,347		138,347
3	Accumulated other comprehensive income (and other reserves)	c	(2,066)		(2,066)
5	Minority interests (amount allowed in consolidated CET1)	d	3,659		3,659
5a	Independently reviewed interim net profits net of any foreseeable charge or dividend	b	4,905		4,905

6	Common equity tier 1 capital before regulatory adjustments		166,118		166,118

	Common equity tier 1 capital: regulatory adjustments

7	Additional value adjustments		(1,507)		(1,507)
8	Intangible assets (net of related deferred tax liability)	e	(20,086)		(20,086)
10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)	f	(1,475)		(1,475)
11	Fair value reserves related to gains or losses on cash flow hedges	g	(408)		(408)
12	Negative amounts resulting from the calculation of expected loss amounts	h	(5,073)		(5,073)
14	Gains or losses on liabilities at fair value resulting from changes in own credit standing		(1,670)		(1,670)
15	Defined-benefit pension fund assets	i	(4,290)		(4,290)
16	Direct and indirect holdings of own CET1 instruments		(939)		(939)

28	Total regulatory adjustments to common equity tier 1		(35,448)	—	(35,448)

29	Common equity tier 1 capital		130,670	—	130,670

	Additional tier 1 (‘AT1’) capital: instruments

30	Capital instruments and the related share premium accounts		11,259	—	11,259
31	Of which: classified as equity under IFRSs	j	11,259	—	11,259
33	Amount of qualifying items and the related share premium accounts subject to phase out from AT1	k	7,946	(7,946)	—
34	Qualifying tier 1 capital included in consolidated AT1 capital (including minority interests not included in CET1) issued by subsidiaries and held by third parties	l,m	2,579	(2,403)	176
35	Of which: instruments issued by subsidiaries subject to phase out	m	1,665	(1,665)	—

36	Additional tier 1 capital before regulatory adjustments		21,784	(10,349)	11,435

	Additional tier 1 capital: regulatory adjustments

37	Direct and indirect holdings of own AT1 instruments		(60)		(60)
41b	Residual amounts deducted from AT1 capital with regard to deduction from tier 2 (‘T2’) capital during the transitional period		(82)	82	—
	Of which: direct and indirect holdings by the institution of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities		(82)	82	—
43	Total regulatory adjustments to additional tier 1 capital		(142)	82	(60)

44	Additional tier 1 capital		21,642	(10,267)	11,375

45	Tier 1 capital (T1 = CET1 + AT1)		152,312	(10,267)	142,045

	Tier 2 capital: instruments and provisions
46	Capital instruments and the related share premium accounts	n	16,840		16,840
47	Amount of qualifying items and the related share premium accounts subject to phase out from T2	o	5,695	(5,695)	—
48	Qualifying own funds instruments included in consolidated T2 capital (including minority interests and AT1 instruments not included in CET1 or AT1) issued by subsidiaries and held by third parties	p,q	12,314	(12,262)	52
49	Of which: instruments issued by subsidiaries subject to phase out	q	12,283	(12,283)	—

51	Tier 2 capital before regulatory adjustments		34,849	(17,957)	16,892
HSBC HOLDINGS PLC

Capital (continued)

Ref *		Ref†	At 30 Jun 2016	CRD IV prescribed residual amount	Final CRD IV text
			$m	$m	$m
	Tier 2 capital: regulatory adjustments

52	Direct and indirect holdings of own T2 instruments		(40)		(40)

55	Direct and indirect holdings by the institution of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions)		(328)	(82)	(410)

57	Total regulatory adjustments to tier 2 capital		(368)	(82)	(450)

58	Tier 2 capital		34,481	(18,039)	16,442

59	Total capital (TC = T1 + T2)		186,793	(28,306)	158,487

60	Total risk-weighted assets		1,082,184	—	1,082,184

	Capital ratios and buffers
61	Common equity tier 1[1]		12.1%		12.1%
62	Tier 1		14.1%		13.1%
63	Total capital		17.3%		14.6%
64	Institution specific buffer requirement		1.3%
	Of which:
65	– capital conservation buffer requirement		0.6%
66	– countercyclical buffer requirement		0.1%
67a	– Global Systemically Important Institution (‘G-SII’) or Other Systemically Important Institution (‘O-SII’) buffer		0.6%
68	Common equity tier 1 available to meet buffers		6.3%

	Amounts below the threshold for deduction (before risk weighting)
72	Direct and indirect holdings of the capital of financial sector entities where the institution does not have a significant investment in those entities (amount below 10% threshold and net of eligible short positions)		2,940
73	Direct and indirect holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount below 10% threshold and net of eligible short positions)		3,461
75	Deferred tax assets arising from temporary differences (amount below 10% threshold, net of related tax liability)		7,605

	Applicable caps on the inclusion of provisions in tier 2
77	Cap on inclusion of credit risk adjustments in T2 under standardised approach		4,030
79	Cap for inclusion of credit risk adjustments in T2 under internal ratings-based approach		3,404

	Capital instruments subject to phase-out arrangements (only applicable between 1 Jan 2013 and 1 Jan 2022)
82	Current cap on AT1 instruments subject to phase out arrangements		10,382
83	Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)		201
84	Current cap on T2 instruments subject to phase out arrangements		17,978
85	Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)		5,501

*	The references identify the lines prescribed in the EBA template which are applicable and where there is a value.

†	The references (a) to (q) identify balance sheet components on page 105 which are used in the calculation of regulatory capital.
A list of the features of our capital instruments in accordance with Annex III of Commission Implementing Regulation 1423/2013 is published on our website with reference to our balance sheet at 30 June 2016, along with the full terms and conditions.

Footnotes to Capital

1	Since 1 January 2015 the CRD IV transitional CET1 and end point CET1 capital ratios have been aligned for HSBC Holdings plc.

2	‘Capital required’ represents the Pillar 1 capital charge at 8% of RWAs.

3	Book size now includes market risk movements previously categorised as movements in risk levels.

4	This includes dividends on ordinary shares, quarterly dividends on preference shares and coupons on capital securities, classified as equity.

5	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

6	‘Corporates’ includes specialised lending exposures subject to a supervisory slotting approach of $34.2bn and RWAs of $23.8bn.

7	This includes investment in insurance companies which are risk weighted at 250%.

8	The RWA impact due to the CVA capital charge is calculated based on the exposures under the IRB and standardised approaches. No additional exposures are taken into account.

9	For a definition of obligor grade refer to our Capital and Risk Management Pillar 3 disclosures 2015, where a glossary of terms can be found.

10	Average PD, average LGD and RWA density percentages represent an exposure weighted average.

11
There is a requirement to hold additional capital for unexpected losses on defaulted exposures where LGD exceeds our best estimate of EL. As a result, in some cases RWAs arise for exposures in default.

12	Excludes specialised lending exposures subject to a supervisory slotting approach of $34.2bn and RWAs of $23.8bn.

HSBC HOLDINGS PLC

Financial Statements (unaudited)

Financial Statements
Consolidated income statement
for the half-year to 30 June 2016

		Half-year to
		30 Jun	30 Jun	31 Dec
		2016	2015	2015
	Notes	$m	$m	$m

Interest income		23,011	24,019	23,170
Interest expense		(7,251)	(7,575)	(7,083)

Net interest income		15,760	16,444	16,087

Fee income		8,202	9,372	8,644
Fee expense		(1,616)	(1,647)	(1,664)

Net fee income		6,586	7,725	6,980

Trading income excluding net interest income		4,594	3,520	3,428
Net interest income on trading activities		730	1,053	722

Net trading income		5,324	4,573	4,150

Changes in fair value of long-term debt issued and related derivatives		270	1,324	(461)
Net income/(expense) from other financial instruments designated at fair value		291	1,342	(673)

Net income/(expense) from financial instruments designated at fair value		561	2,666	(1,134)
Gains less losses from financial investments		965	1,874	194
Dividend income		64	68	55
Net insurance premium income		5,356	5,607	4,748
Other operating income		644	836	219

Total operating income		35,260	39,793	31,299

Net insurance claims and benefits paid and movement in liabilities to policyholders		(5,790)	(6,850)	(4,442)

Net operating income before loan impairment charges and other credit risk provisions		29,470	32,943	26,857

Loan impairment charges and other credit risk provisions		(2,366)	(1,439)	(2,282)

Net operating income		27,104	31,504	24,575

Employee compensation and benefits		(9,354)	(10,041)	(9,859)
General and administrative expenses		(7,467)	(8,129)	(9,533)
Depreciation and impairment of property, plant and equipment		(605)	(604)	(665)
Amortisation and impairment of intangible assets and goodwill		(1,202)	(413)	(524)

Total operating expenses		(18,628)	(19,187)	(20,581)

Operating profit		8,476	12,317	3,994

Share of profit in associates and joint ventures		1,238	1,311	1,245

Profit before tax		9,714	13,628	5,239

Tax expense		(2,291)	(2,907)	(864)

Profit for the period		7,423	10,721	4,375

Profit attributable to shareholders of the parent company		6,912	9,618	3,904
Profit attributable to non-controlling interests		511	1,103	471

		$	$	$

Basic earnings per ordinary share	3	0.32	0.48	0.17
Diluted earnings per ordinary share	3	0.32	0.48	0.17
The accompanying notes on pages 115 to 146 form an integral part of these financial statements1.
For footnote, see page 114.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated statement of comprehensive income
for the half-year to 30 June 2016

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m

Profit for the period	7,423	10,721	4,375

Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Available-for-sale investments	1,010	(2,445)	(627)
– fair value gains/(losses)	2,826	(355)	(876)
– fair value gains reclassified to the income statement	(1,228)	(2,317)	(120)
– amounts reclassified to the income statement in respect of impairment losses	24	2	125
– income taxes	(612)	225	244

Cash flow hedges	340	(150)	126
– fair value (losses)/gains	(1,796)	341	363
– fair value losses/(gains) reclassified to the income statement	2,242	(538)	(167)
– income taxes	(106)	47	(70)

Share of other comprehensive (expense)/income of associates and joint ventures	(1)	2	(11)
– share for the period	(1)	2	(11)
– reclassified to income statement on disposal	—	—	—

Exchange differences	(2,713)	(3,267)	(7,678)
– other exchange differences	(2,619)	(3,395)	(7,717)
– income tax attributable to exchange differences	(94)	128	39

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	416	(1,680)	1,781
– before income taxes	533	(2,085)	2,215
– income taxes	(117)	405	(434)

Other comprehensive expense for the period, net of tax	(948)	(7,540)	(6,409)

Total comprehensive income/(expense) for the period	6,475	3,181	(2,034)

Attributable to:
– shareholders of the parent company	6,010	2,856	(2,396)
– non-controlling interests	465	325	362

Total comprehensive income/(expense) for the period	6,475	3,181	(2,034)
The accompanying notes on pages 115 to 146 form an integral part of these financial statements1.
For footnote, see page 114.

HSBC HOLDINGS PLC

Consolidated balance sheet
at 30 June 2016

		At
		30 Jun	31 Dec
		2016	2015
	Notes	$m	$m
Assets

Cash and balances at central banks		128,272	98,934
Items in the course of collection from other banks		6,584	5,768
Hong Kong Government certificates of indebtedness		29,011	28,410
Trading assets	5	280,295	224,837
Financial assets designated at fair value	8	23,901	23,852
Derivatives	9	369,942	288,476
Loans and advances to banks		92,199	90,401
Loans and advances to customers		887,556	924,454
Reverse repurchase agreements – non-trading		187,826	146,255
Financial investments	10	441,399	428,955
Assets held for sale	11	50,305	43,900
Prepayments, accrued income and other assets		60,569	54,398
Current tax assets		714	1,221
Interests in associates and joint ventures	13	19,606	19,139
Goodwill and intangible assets		24,053	24,605
Deferred tax assets		5,917	6,051

Total assets		2,608,149	2,409,656

Liabilities and equity

Liabilities
Hong Kong currency notes in circulation		29,011	28,410
Deposits by banks		69,900	54,371
Customer accounts		1,290,958	1,289,586
Repurchase agreements – non-trading		98,342	80,400
Items in the course of transmission to other banks		7,461	5,638
Trading liabilities	14	188,698	141,614
Financial liabilities designated at fair value		78,882	66,408
Derivatives	9	368,414	281,071
Debt securities in issue		87,673	88,949
Liabilities of disposal groups held for sale	11	43,705	36,840
Accruals, deferred income and other liabilities		42,057	38,116
Current tax liabilities		1,569	783
Liabilities under insurance contracts		73,416	69,938
Provisions	16	5,797	5,552
Deferred tax liabilities	17	2,300	1,760
Subordinated liabilities		21,669	22,702

Total liabilities		2,409,852	2,212,138

Equity
Called up share capital		9,906	9,842
Share premium account		12,772	12,421
Other equity instruments		17,110	15,112
Other reserves		5,759	7,109
Retained earnings		145,710	143,976

Total shareholders’ equity		191,257	188,460
Non-controlling interests		7,040	9,058

Total equity		198,297	197,518

Total liabilities and equity		2,608,149	2,409,656
The accompanying notes on pages 115 to 146 form an integral part of these financial statements1.
For footnote, see page 114.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated statement of cash flows
for the half-year to 30 June 2016

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m

Cash flows from operating activities
Profit before tax	9,714	13,628	5,239

Adjustments for:
– net gain from investing activities	(1,034)	(1,926)	(9)
– share of profit in associates and joint ventures	(1,238)	(1,311)	(1,245)
– other non-cash items included in profit before tax	5,817	4,522	6,243
– change in operating assets	7,268	12,077	53,751
– change in operating liabilities	59,093	(15,544)	(91,218)
– elimination of exchange differences[2]	(3,193)	3,951	14,357
– dividends received from associates	619	770	109
– contributions paid to defined benefit plans	(340)	(226)	(438)
– tax paid	(1,668)	(1,351)	(2,501)

Net cash generated from/(used in) operating activities	75,038	14,590	(15,712)

Cash flows from investing activities
Purchase of financial investments	(233,153)	(211,669)	(226,707)
Proceeds from the sale and maturity of financial investments	216,340	208,637	190,999
Purchase of property, plant and equipment	(429)	(620)	(732)
Proceeds from the sale of property, plant and equipment	40	56	47
Net cash inflow from disposal of customer and loan portfolios	4,186	321	1,702
Net purchase of intangible assets	(395)	(400)	(554)
Net cash inflow from disposal of subsidiaries, businesses, associates and joint ventures	16	6	2

Net cash used in investing activities	(13,395)	(3,669)	(35,243)

Cash flows from financing activities
Issue of ordinary share capital	8	9	138
Net (purchases)/sales of own shares for market-making and investment purposes	(78)	139	192
Issue of other equity instruments	1,998	2,459	1,120
Redemption of preference shares and other equity instruments	(1,825)	(462)	—
Subordinated loan capital issued	1,129	1,680	1,500
Subordinated loan capital repaid	(546)	(778)	(1,379)
Dividends paid to ordinary shareholders of the parent company	(3,729)	(1,834)	(4,714)
Dividends paid to non-controlling interests	(702)	(386)	(311)
Dividends paid to holders of other equity instruments	(556)	(428)	(522)

Net cash generated (used in)/from financing activities	(4,301)	399	(3,976)

Net increase/(decrease) in cash and cash equivalents	57,342	11,320	(54,931)

Cash and cash equivalents at the beginning of the period	243,863	301,301	308,792
Exchange differences in respect of cash and cash equivalents	(1,452)	(3,829)	(9,998)

Cash and cash equivalents at the end of the period	299,753	308,792	243,863
The accompanying notes on pages 115 to 146 form an integral part of these financial statements1.
For footnote, see page 114.

HSBC HOLDINGS PLC

Consolidated statement of changes in equity
for the half-year to 30 June 2016

					Other reserves
	Called up share capital	Share premium	Other equity instru-ments3	Retained earnings	Available- for-sale fair value reserve4	Cash flow hedging reserve4	Foreign exchange reserve4	Merger reserve	Total share-holders’ equity	Non- controlling interests5	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

At 1 Jan 2016	9,842	12,421	15,112	143,976	(189)	34	(20,044)	27,308	188,460	9,058	197,518
Profit for the period	—	—	—	6,912	—	—	—	—	6,912	511	7,423

Other comprehensive income (net of tax)	—	—	—	451	1,024	341	(2,718)	—	(902)	(46)	(948)
– available-for-sale investments	—	—	—	—	1,024	—	—	—	1,024	(14)	1,010
– cash flow hedges	—	—	—	—	—	341	—	—	341	(1)	340
– remeasurement of defined benefit asset/liability	—	—	—	452	—	—	—	—	452	(36)	416
– share of other comprehensive income of associates & joint ventures	—	—	—	(1)	—	—	—	—	(1)	—	(1)
– exchange differences	—	—	—	—	—	—	(2,718)	—	(2,718)	5	(2,713)

Total comprehensive income for the period	—	—	—	7,363	1,024	341	(2,718)	—	6,010	465	6,475

Shares issued under employee remuneration and share plans	32	383	—	(407)	—	—	—	—	8	—	8
Shares issued in lieu of dividends and amounts arising thereon	32	(32)	—	1,111	—	—	—	—	1,111	—	1,111
Dividends to shareholders	—	—	—	(6,674)	—	—	—	—	(6,674)	(702)	(7,376)
Capital securities issued	—	—	1,998	—	—	—	—	—	1,998	—	1,998
Cost of share-based payment arrangements	—	—	—	305	—	—	—	—	305	—	305
Other movements	—	—	—	36	3	—	—	—	39	(1,781)	(1,742)

At 30 Jun 2016	9,906	12,772	17,110	145,710	838	375	(22,762)	27,308	191,257	7,040	198,297

At 1 Jan 2015	9,609	11,918	11,532	137,144	2,143	58	(9,265)	27,308	190,447	9,531	199,978
Profit for the period	—	—	—	9,618	—	—	—	—	9,618	1,103	10,721

Other comprehensive income (net of tax)	—	—	—	(1,693)	(1,735)	(151)	(3,183)	—	(6,762)	(778)	(7,540)
– available-for-sale investments	—	—	—	—	(1,735)	—	—	—	(1,735)	(710)	(2,445)
– cash flow hedges	—	—	—	—	—	(151)	—	—	(151)	1	(150)
– remeasurement of defined benefit asset/liability	—	—	—	(1,695)	—	—	—	—	(1,695)	15	(1,680)
– share of other comprehensive income of associates & joint ventures	—	—	—	2	—	—	—	—	2	—	2
– exchange differences	—	—	—	—	—	—	(3,183)	—	(3,183)	(84)	(3,267)

Total comprehensive income for the period	—	—	—	7,925	(1,735)	(151)	(3,183)	—	2,856	325	3,181

Shares issued under employee remuneration and share plans	31	490	—	(512)	—	—	—	—	9	—	9
Shares issued in lieu of dividends and amounts arising thereon	118	(118)	—	2,242	—	—	—	—	2,242	—	2,242
Dividends to shareholders	—	—	—	(6,224)	—	—	—	—	(6,224)	(432)	(6,656)
Capital securities issued	—	—	2,459	—	—	—	—	—	2,459	—	2,459
Cost of share-based payment arrangements	—	—	—	444	—	—	—	—	444	—	444
Other movements	—	—	—	189	5	—	—	—	194	(469)	(275)

At 30 Jun 2015	9,758	12,290	13,991	141,208	413	(93)	(12,448)	27,308	192,427	8,955	201,382

HSBC HOLDINGS PLC

Consolidated statement of changes in equity for the half-year to 30 June 2016 (continued)

					Other reserves
	Called up share capital	Share premium	Other equity instru-ments	Retained earnings	Available- for-sale fair value reserve4	Cash flow hedging reserve4	Foreign exchange reserve4	Merger reserve	Total share-holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

At 1 Jul 2015	9,758	12,290	13,991	141,208	413	(93)	(12,448)	27,308	192,427	8,955	201,382
Profit for the period	—	—	—	3,904	—	—	—	—	3,904	471	4,375

Other comprehensive income (net of tax)	—	—	—	1,766	(597)	127	(7,596)	—	(6,300)	(109)	(6,409)
– available-for-sale investments	—	—	—	—	(597)	—	—	—	(597)	(30)	(627)
– cash flow hedges	—	—	—	—	—	127	—	—	127	(1)	126
– remeasurement of defined benefit asset/liability	—	—	—	1,777	—	—	—	—	1,777	4	1,781
– share of other comprehensive income of associates & joint ventures	—	—	—	(11)	—	—	—	—	(11)	—	(11)
– exchange differences	—	—	—	—	—	—	(7,596)	—	(7,596)	(82)	(7,678)

Total comprehensive income for the period	—	—	—	5,670	(597)	127	(7,596)	—	(2,396)	362	(2,034)
Shares issued under employee remuneration and share plans	14	201	—	(77)	—	—	—	—	138	—	138
Shares issued in lieu of dividends and amounts arising thereon	70	(70)	—	920	—	—	—	—	920	—	920
Dividends to shareholders	—	—	—	(4,436)	—	—	—	—	(4,436)	(265)	(4,701)
Capital securities issued	—	—	1,121	—	—	—	—	—	1,121	—	1,121
Cost of share-based payment arrangements	—	—	—	313	—	—	—	—	313	—	313
Other movements	—	—	—	378	(5)	—	—	—	373	6	379

At 31 Dec 2015	9,842	12,421	15,112	143,976	(189)	34	(20,044)	27,308	188,460	9,058	197,518
The accompanying notes on pages 115 to 146 form an integral part of these financial statements1.

Footnotes to financial statements

1
The tables ‘Gross loans and advances to customers by industry sector and by geographical region’ (see page 68) and ‘Movement in impairment allowances on loans and advances to customers and banks’ (see page 73) also form an integral part of these financial statements.

2	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

3
During June 2016, HSBC Holdings issued $2,000m of perpetual subordinated contingent convertible capital securities, after issuance costs of $6m and tax benefits of $4m, which are classified as equity under IFRSs.

4
At 30 June 2016, our operations in Brazil were classified as held for sale (see Note 11). The cumulative amounts of other reserves attributable to these operations were as follows: available-for-sale fair value reserve debit of $33m (30 June 2015: $65m debit; 31 December 2015: $176m debit), nil cash flow hedging reserve (30 June 2015: $29m debit; 31 December 2015: $34m credit) and foreign exchange reserve debit of $1.9bn (30 June 2015: $1.7bn debit; 31 December 2015: $2.6bn debit).

5
During the period HSBC USA Inc. and HSBC Finance Corporation redeemed all outstanding preferred securities at 31 December 2015 ($1,825m). Refer to Note 34 on pages 436 and 437 of the Annual Report and Accounts 2015 for further details of all preferred securities outstanding at 31 December 2015.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited)

Notes on the Financial Statements
1	Basis of preparation and significant accounting policies	115	13	Interests in associates and joint ventures	131
2	Dividends	116	14	Trading liabilities	133
3	Earnings per share	117	15	Maturity analysis of assets and liabilities	134
4	Segmental analysis	117	16	Provisions	136
5	Trading assets	118	17	Deferred tax	137
6	Fair values of financial instruments carried at fair value	119	18	Contingent liabilities, contractual commitments and
7	Fair values of financial instruments not carried at fair value	127		guarantees	137
8	Financial assets designated at fair value	127	19	Legal proceedings and regulatory matters	138
9	Derivatives	128	20	Goodwill impairment	145
10	Financial investments	129	21	Transactions with related parties	146
11	Assets held for sale and liabilities of disposal groups held for		22	Events after the balance sheet date	146
	sale	130	23	Interim Report 2016 and statutory accounts	146
12	Assets charged as security for liabilities and collateral
	accepted as security for assets	131

1	Basis of preparation and significant accounting policies
(a)    Compliance with International Financial Reporting Standards
The interim condensed consolidated financial statements of HSBC have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the EU. These financial statements should be read in conjunction with the Annual Report and Accounts 2015.
At 30 June 2016, there were no unendorsed standards effective for the half-year to 30 June 2016 affecting these financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.
Standards applied during the half-year to 30 June 2016
There were no new standards applied during the half-year to 30 June 2016. During the period, HSBC applied a number of interpretations and amendments to standards which had an insignificant effect on these financial statements.
(b)    Use of estimates and judgements
Management believes that HSBC’s critical accounting estimates and judgements are those which relate to impairment of loans and advances, goodwill impairment, the valuation of financial instruments, deferred tax assets, provisions for liabilities and interests in associates. There was no change in the current period to the critical accounting estimates and judgements applied in 2015, which are stated on pages 64 and 353 of the Annual Report and Accounts 2015.
(c)    Composition of Group
There were no material changes in the composition of the HSBC Group in the half-year to 30 June 2016.
(d)    Future accounting developments
Information on future accounting developments and their potential effect on the financial statements of HSBC are provided on pages 347 to 352 of the Annual Report and Accounts 2015. The IFRS 9 ‘Financial Instruments’ Programme’s focus continues to be on developing the impairment models and processes which are needed for the parallel run during 2017 in accordance with the project plan and finalising implementation of the more complex requirements. Until sufficient models have been developed and tested, we will not have a reliable understanding of the potential impact on the financial statements and any consequential effects on regulatory capital requirements.
(e)    Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows and capital resources.
(f)    Accounting policies
The accounting policies applied by HSBC for these interim condensed consolidated financial statements are consistent with those described on pages 347 to 469 of the Annual Report and Accounts 2015, as are the methods of computation.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

2	Dividends
On 3 August 2016, the Directors declared a second interim dividend of $0.10 per ordinary share, in respect of the financial year ending 31 December 2016, a distribution of approximately $1,992m which will be payable on 28 September 2016. No liability is recognised in the financial statements in respect of this dividend.
Dividends paid to shareholders of HSBC Holdings plc

	Half-year to
	30 Jun 2016			30 Jun 2015			31 Dec 2015
	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip
	$	$m	$m	$	$m	$m	$	$m	$m
Dividends paid on ordinary shares
In respect of previous year:
– fourth interim dividend	0.21	4,137	408	0.20	3,845	2,011	—	—	—
In respect of current year:
– first interim dividend	0.10	1,981	703	0.10	1,951	231	—	—	—
– second interim dividend	—	—	—	—	—	—	0.10	1,956	160
– third interim dividend	—	—	—	—	—	—	0.10	1,958	760

Total	0.31	6,118	1,111	0.30	5,796	2,242	0.20	3,914	920

Total dividends on preference shares classified as equity (paid quarterly)	31.00	45		31.00	45		31.00	45

Total coupons on capital securities classified as equity

				Half-year to
				30 Jun 2016	30 Jun 2015	31 Dec 2015
		First	Per	Total	Total	Total
	Footnotes	call date	security	$m	$m	$m

Perpetual subordinated capital securities	1
– $2,200m		Apr 2013	$2.032	89	89	90
– $3,800m		Dec 2015	$2.000	152	152	152

Perpetual subordinated contingent convertible securities	2
– $2,250m		Sep 2024	$63.750	72	72	71
– $1,500m		Jan 2020	$56.250	42	28	42
– €1,500m		Sep 2022	€52.500	44	42	44
– $2,450m		Mar 2025	$63.750	78	—	78
– €1,000m		Sep 2023	€60.000	34	—	—

Total				511	383	477

1	Discretionary coupons are paid quarterly on the perpetual subordinated capital securities, in denominations of $25 per security.

2	Discretionary coupons are paid semi-annually on the perpetual subordinated contingent convertible securities, in denominations of 1,000 per security.
On 15 July 2016, HSBC paid a further coupon on the $2,200m subordinated capital securities of $0.508 per security, representing a total distribution of $45m. On 18 July 2016, HSBC paid a further coupon on the $1,500m subordinated contingent convertible securities, representing a total distribution of $42m. No liability is recognised in the financial statements in respect of these coupon payments.
In June 2016, HSBC issued $2,000m of contingent convertible securities issued at 6.875% which are classified as equity under IFRSs. Discretionary coupons are paid semi-annually on these contingent convertible securities and none were declared in 1H16.

HSBC HOLDINGS PLC

3	Earnings per share
Profit attributable to ordinary shareholders of the parent company

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m

Profit attributable to shareholders of the parent company	6,912	9,618	3,904
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(511)	(383)	(477)

Profit attributable to ordinary shareholders of the parent company	6,356	9,190	3,382

Basic and diluted earnings per share

		Half-year to 30 Jun 2016			Half-year to 30 Jun 2015			Half-year to 31 Dec 2015
		Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share
	Footnotes	$m	(millions)	$	$m	(millions)	$	$m	(millions)	$

Basic	1	6,356	19,672	0.32	9,190	19,249	0.48	3,382	19,380	0.17
Effect of dilutive potential ordinary shares			68			68			137

Diluted	1	6,356	19,740	0.32	9,190	19,317	0.48	3,382	19,517	0.17

1	Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

4	Segmental analysis
HSBC operates a matrix management structure which includes geographical regions and global businesses. HSBC considers that geographical operating segments represent the most appropriate information for users of the financial statements to best evaluate the nature and financial effects of HSBC’s business activities and the economic environment in which it operates. HSBC’s operating segments are Europe, Asia, Middle East and North Africa, North America, and Latin America.

		Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m
Net operating income	1

Half-year to 30 Jun 2016
Net operating income		11,122	11,752	1,334	3,952	2,925	(1,615)	29,470
– external		10,602	10,795	1,340	3,778	2,955	—	29,470
– inter-segment		520	957	(6)	174	(30)	(1,615)	—

Half-year to 30 Jun 2015
Net operating income		11,469	14,065	1,289	4,126	3,558	(1,564)	32,943
– external		10,974	13,148	1,279	3,979	3,563	—	32,943
– inter-segment		495	917	10	147	(5)	(1,564)	—

Half-year to 31 Dec 2015
Net operating income		9,589	11,238	1,276	3,531	3,034	(1,811)	26,857
– external		8,804	10,329	1,280	3,407	3,037	—	26,857
– inter-segment		785	909	(4)	124	(3)	(1,811)	—

Profit/(loss) before tax	2
Half-year to:
30 Jun 2016		1,579	7,155	985	50	(55)	—	9,714
30 Jun 2015		2,205	9,400	901	690	432	—	13,628
31 Dec 2015		(1,562)	6,363	636	(76)	(122)	—	5,239

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

	Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	$m	$m	$m	$m	$m	$m	$m
Balance sheet information

At 30 Jun 2016
Total assets	1,251,513	946,998	58,802	438,658	93,067	(180,889)	2,608,149
Total liabilities	1,193,445	866,283	49,171	399,682	82,160	(180,889)	2,409,852

At 31 Dec 2015
Total assets	1,129,365	889,747	59,236	393,960	86,262	(148,914)	2,409,656
Total liabilities	1,067,127	813,466	49,126	355,506	75,827	(148,914)	2,212,138

1	Net operating income before loan impairment charges and other credit risk provisions.

2	During the period the Group recognised an impairment of $800m relating to the goodwill of Global Private Banking – Europe. Further details are set out in Note 20.

5	Trading assets

		At
		30 Jun	31 Dec
		2016	2015
	Footnotes	$m	$m
Treasury and other eligible bills		20,141	7,829
Debt securities		111,201	99,038
Equity securities		49,757	66,491

Trading securities at fair value		181,099	173,358
Loans and advances to banks	1	42,696	22,303
Loans and advances to customers	1	56,500	29,176

		280,295	224,837

1	Loans and advances to banks and customers include settlement accounts, stock borrowing, reverse repos and other amounts.
Trading securities valued at fair value1

		At
		30 Jun	31 Dec
		2016	2015
	Footnotes	$m	$m

US Treasury and US Government agencies	2	21,049	14,833
UK Government		11,681	10,177
Hong Kong Government		10,757	6,495
Other government		62,105	48,567
Asset-backed securities	3	2,774	3,135
Corporate debt and other securities		22,976	23,660
Equity securities		49,757	66,491

		181,099	173,358

1
Included within these figures are debt securities issued by banks and other financial institutions of $14,873m (31 December 2015: $16,403m), of which $1,058m (31 December 2015: $1,034m) is guaranteed by various governments.

2	Includes securities that are supported by an explicit guarantee issued by the US Government.

3	Excludes asset-backed securities included under US Treasury and US Government agencies.

HSBC HOLDINGS PLC

6	Fair values of financial instruments carried at fair value
The accounting policies, control framework and the hierarchy used to determine fair values at 30 June 2016 are consistent with those applied for the Annual Report and Accounts 2015.
Financial instruments carried at fair value and bases of valuation

		Valuation techniques
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
	$m	$m	$m	$m
Recurring fair value measurements
At 30 Jun 2016
Assets
Trading assets	140,031	133,762	6,502	280,295
Financial assets designated at fair value	18,915	4,426	560	23,901
Derivatives	2,229	364,564	3,149	369,942
Financial investments: available for sale	274,115	118,184	3,945	396,244

Liabilities
Trading liabilities	49,850	134,201	4,647	188,698
Financial liabilities designated at fair value	4,472	74,375	35	78,882
Derivatives	2,992	363,260	2,162	368,414

At 31 Dec 2015
Assets
Trading assets	133,095	84,886	6,856	224,837
Financial assets designated at fair value	18,947	4,431	474	23,852
Derivatives	1,922	284,292	2,262	288,476
Financial investments: available for sale	262,929	117,197	4,727	384,853

Liabilities
Trading liabilities	41,462	95,867	4,285	141,614
Financial liabilities designated at fair value	5,260	61,145	3	66,408
Derivatives	2,243	277,618	1,210	281,071

The increase in Level 2 trading assets and liabilities reflects an increase in settlement balances and cash collateral. The increase in Level 2 derivative assets and liabilities is driven by significant yield curve movements.
Transfers between Level 1 and Level 2 fair values

	Assets				Liabilities
	Available for sale	Held for trading	Designated at fair value through profit or loss	Derivatives	Held for trading	Designated at fair value through profit or loss	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 30 Jun 2016
Transfers from Level 1 to Level 2	162	1,614	122	—	2,699	—	—
Transfers from Level 2 to Level 1	1,314	—	—	—	341	—	—

At 31 Dec 2015
Transfers from Level 1 to Level 2	—	67	—	56	1,563	857	100
Transfers from Level 2 to Level 1	—	487	—	2	515	2	—

Fair value adjustments
Fair value adjustments are adopted when HSBC considers that there are additional factors that would be considered by a market participant that are not incorporated within the valuation model. HSBC classifies fair value adjustments as either ‘risk‑related’ or ‘model-related’. The majority of these adjustments relate to GB&M. Movements in the level of fair value adjustments do not necessarily result in the recognition of profits or losses within the income statement. For example, as models are enhanced, fair value adjustments may no longer be required. Similarly, fair value adjustments will decrease when the related positions are unwound, but this may not result in profit or loss.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Global Banking and Markets fair value adjustments

	At
	30 Jun	31 Dec
	2016	2015
	$m	$m
Type of adjustment
Risk-related	1,456	1,402
– bid-offer	495	477
– uncertainty	64	95
– credit valuation adjustment	901	853
– debit valuation adjustment	(600)	(465)
– funding fair value adjustment	593	442
– other	3	—

Model-related	(196)	97
– model limitation	(196)	92
– other	—	5

Inception profit (Day 1 P&L reserves)[1]	84	97

	1,344	1,596

1	See Note 9 on the Financial Statements on page 128.
Fair value adjustments declined by $252m during 1H16. The most significant movement was a decline of $288m in respect of a model limitation adjustment relating to derivative discounting assumptions. This was driven by a tightening of the major currency spreads during the period.
A description of HSBC’s risk-related and model-related adjustments is provided on pages 381 and 382 of the Annual Report and Accounts 2015.
Fair value valuation bases
Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3

	Assets					Liabilities
	Available for sale	Held for trading	At fair value1	Deriv-atives	Total	Held for trading	At fair value1	Deriv-atives	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Private equity including strategic investments	2,933	79	544	—	3,556	49	—	—	49
Asset-backed securities	782	719	—	—	1,501	—	—	—	—
Loans held for securitisation	—	30	—	—	30	—	—	—	—
Structured notes	—	4	—	—	4	4,596	—	—	4,596
Derivatives with monolines	—	—	—	223	223	—	—	—	—
Other derivatives	—	—	—	2,926	2,926	—	—	2,162	2,162
Other portfolios	230	5,670	16	—	5,916	2	35	—	37

At 30 Jun 2016	3,945	6,502	560	3,149	14,156	4,647	35	2,162	6,844

Private equity including strategic investments	3,443	55	453	—	3,951	35	—	—	35
Asset-backed securities	1,053	531	—	—	1,584	—	—	—	—
Loans held for securitisation	—	30	—	—	30	—	—	—	—
Structured notes	—	4	—	—	4	4,250	—	—	4,250
Derivatives with monolines	—	—	—	196	196	—	—	—	—
Other derivatives	—	—	—	2,066	2,066	—	—	1,210	1,210
Other portfolios	231	6,236	21	—	6,488	—	3	—	3

At 31 Dec 2015	4,727	6,856	474	2,262	14,319	4,285	3	1,210	5,498

1	Designated at fair value through profit or loss.
The basis for determining the fair value of the financial instruments in the table above is explained on page 382 of the Annual Report and Accounts 2015.

HSBC HOLDINGS PLC

Movement in Level 3 financial instruments

		Assets				Liabilities
		Available for sale	Held for trading	Designated at fair value through profit or loss	Derivatives	Held for trading	Designated at fair value through profit or loss	Derivatives
	Footnotes	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2016		4,727	6,856	474	2,262	4,285	3	1,210
Total gains/(losses) recognised in profit or loss		37	136	23	1,188	294	—	1,071
– trading income/(expense) excluding net interest income		—	136	—	1,188	294	—	1,071
– net income/(expense) from other financial instruments designated at fair value		—	—	23	—	—	—	—
– gains less losses from financial investments		(28)	—	—	—	—	—	—
– loan impairment charges and other credit risk provisions		65	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income	1	132	(309)	1	(200)	(86)	—	(151)
– available-for-sale investments: fair value gains		238	—	—	—	—	—	—
– cash flow hedges: fair value gains/(losses)		—	—	—	—	—	—	—
– exchange differences		(106)	(309)	1	(200)	(86)	—	(151)

Purchases		160	187	84	—	—	—	—
New issuances		—	—	—	—	1,318	—	—
Sales		(810)	(1,176)	(3)	—	(16)	(1)	—
Settlements		(88)	(24)	(18)	—	(660)	—	(186)
Transfers out		(572)	(36)	(1)	(105)	(504)	—	(107)
Transfers in		359	868	—	4	16	33	325

At 30 Jun 2016		3,945	6,502	560	3,149	4,647	35	2,162
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 Jun 2016		65	27	20	1,090	212	—	65
– trading income/(expense) excluding net interest income		—	27	—	1,090	212	—	65
– net income/(expense) from other financial instruments designated at fair value		—	—	20	—	—	—	—
– loan impairment recoveries and other credit risk provisions		65	—	—	—	—	—	—

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

		Assets				Liabilities
		Available for sale	Held for trading	Designated at fair value through profit or loss	Derivatives	Held for trading	Designated at fair value through profit or loss	Derivatives
	Footnotes	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2015		4,988	6,468	726	2,924	6,139	—	1,907
Total gains/(losses) recognised in profit or loss		(17)	(14)	(19)	344	(223)	(1)	(467)
– trading income/(expense) excluding net interest income		—	(14)	—	344	(223)	—	(467)
– net income/(expense) from other financial instruments designated at fair value		—	—	(19)	—	—	(1)	—
– gains less losses from financial investments		(29)	—	—	—	—	—	—
– loan impairment charges and other credit risk provisions		12	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income	1	72	(6)	(9)	5	(20)	(1)	1
– available-for-sale investments: fair value gains		70	—	—	—	—	—	—
– cash flow hedges: fair value gains		—	—	—	—	—	—	—
– exchange differences		2	(6)	(9)	5	(20)	(1)	1

Purchases		342	435	165	—	—	9	—
New issuances		—	—	—	—	863	—	—
Sales		(420)	(1,134)	(46)	—	(10)	(2)	—
Settlements		(15)	(90)	(72)	43	(681)	—	41
Transfers out		(1,257)	(31)	(272)	(312)	(889)	—	(52)
Transfers in		314	112	—	64	126	—	13

At 30 Jun 2015		4,007	5,740	473	3,068	5,305	5	1,443

HSBC HOLDINGS PLC

Movement in Level 3 financial instruments (continued)

	Assets				Liabilities
	Available for sale	Held for trading	Designated at fair value through profit or loss	Derivatives	Held for trading	Designated at fair value through profit or loss	Derivatives
	$m	$m	$m	$m	$m	$m	$m

Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 Jun 2015	13	(6)	17	444	(24)	(1)	(459)
– trading income/(expense) excluding net interest income	—	(6)	—	444	(24)	—	(459)
– net income/(expense) from other financial instruments designated at fair value	—	—	17	—	—	(1)	—
– loan impairment recoveries and other credit risk provisions	13	—	—	—	—	—	—

At 1 Jul 2015	4,007	5,740	473	3,068	5,305	5	1,443
Total gains/(losses) recognised in profit or loss	(17)	123	49	(249)	(350)	—	258
– trading income/(expense) excluding net interest income	—	123	—	(249)	(350)	—	258
– net income/(expense) from other financial instruments designated at fair value	—	—	—	—	—	—	—
– gains less losses from financial investments	(240)	—	49	—	—	—	—
– loan impairment charges and other credit risk provisions	223	—	—	—	—	—	—
Total gains recognised in other comprehensive income[1]	154	(186)	(2)	(131)	(98)	—	(65)
– available-for-sale investments: fair value gains	323	—	—	—	—	—	—
– cash flow hedges: fair value gains	—	—	—	(4)	—	—	—
– exchange differences	(169)	(186)	(2)	(127)	(98)	—	(65)

Purchases	252	1,310	85	—	2	—	—
New issuances	—	—	—	—	608	—	—
Sales	(337)	(72)	(4)	—	(56)	(2)	—
Settlements	(17)	(56)	(63)	(81)	(579)	—	(282)
Transfers out	(214)	(175)	(64)	(703)	(854)	—	(231)
Transfers in	899	172	—	358	307	—	87

At 31 Dec 2015	4,727	6,856	474	2,262	4,285	3	1,210

Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 Dec 2015	222	(3)	(5)	(355)	408	—	726
– trading income/(expense) excluding net interest income	—	(3)	—	(355)	408	—	726
– net income/(expense) from other financial instruments designated at fair value	—	—	(5)	—	—	—	—
– loan impairment recoveries and other credit risk provisions	222	—	—	—	—	—	—

1	Included in ‘Available-for-sale investments: fair value gains/(losses)’ and ‘Exchange differences’ in the consolidated statement of comprehensive income.
Transfers between levels of the fair value hierarchy are deemed to occur at the end of the reporting period. Movements in available-for-sale assets are mainly driven by sales of private equity investments and the transfer out of Level 3 of legacy credit assets following greater price certainty. Sales in trading assets reflect sell-down of syndicated loans.
Effect of changes in significant unobservable assumptions to reasonably possible alternatives
The following table shows the sensitivity of Level 3 fair values to reasonably possible alternative assumptions:

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Sensitivity of fair values to reasonably possible alternative assumptions

		Reflected in profit or loss		Reflected in other comprehensive income
		Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	Footnotes	$m	$m	$m	$m

Derivatives, trading assets and trading liabilities	1	229	(257)	—	—
Financial assets and liabilities designated at fair value		28	(28)	—	—
Financial investments: available for sale		43	(33)	193	(207)

At 30 Jun 2016		300	(318)	193	(207)

Derivatives, trading assets and trading liabilities	1	255	(274)	—	—
Financial assets and liabilities designated at fair value		41	(42)	—	—
Financial investments: available for sale		33	(30)	222	(217)

At 30 Jun 2015		329	(346)	222	(217)

Derivatives, trading assets and trading liabilities	1	335	(215)	—	—
Financial assets and liabilities designated at fair value		24	(24)	—	—
Financial investments: available for sale		35	(30)	230	(243)

At 31 Dec 2015		394	(269)	230	(243)

1	Derivatives, ‘trading assets and trading liabilities’ are presented as one category to reflect the manner in which these financial instruments are risk‑managed.
The reduction in the effect of both favourable and unfavourable changes during the period reflects funding spread widening and increased pricing certainty, in particular in private equity.
Sensitivity of fair values to reasonably possible alternative assumptions by Level 3 instrument type

	Reflected in profit or loss		Reflected in other comprehensive income
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	$m	$m	$m	$m

Private equity including strategic investments	63	(63)	121	(140)
Asset-backed securities	26	(13)	54	(49)
Loans held for securitisation	1	(1)	—	—
Structured notes	12	(9)	—	—
Derivatives with monolines	7	(7)	—	—
Other derivatives	132	(164)	—	—
Other portfolios	59	(61)	18	(18)

At 30 Jun 2016	300	(318)	193	(207)

Private equity including strategic investments	79	(79)	171	(171)
Asset-backed securities	31	(9)	29	(24)
Loans held for securitisation	1	(1)	—	—
Structured notes	19	(14)	—	—
Derivatives with monolines	9	(9)	—	—
Other derivatives	117	(198)	—	—
Other portfolios	73	(36)	22	(22)

At 30 Jun 2015	329	(346)	222	(217)

Private equity including strategic investments	54	(53)	152	(171)
Asset-backed securities	18	(12)	57	(51)
Loans held for securitisation	1	(1)	—	—
Structured notes	15	(11)	—	—
Derivatives with monolines	11	(11)	—	—
Other derivatives	179	(87)	—	—
Other portfolios	116	(94)	21	(21)

At 31 Dec 2015	394	(269)	230	(243)
Favourable and unfavourable changes are determined on the basis of sensitivity analysis. The sensitivity analysis aims to measure a range of fair values consistent with the application of a 95% confidence interval. Methodologies take account of the nature of the valuation technique employed, the availability and reliability of observable proxies and historical data. When the available data are not amenable to statistical analysis, the quantification of uncertainty is judgemental, but remains guided by the 95% confidence interval.
When the fair value of a financial instrument is affected by more than one unobservable assumption, the above table reflects the most favourable or the most unfavourable change from varying the assumptions individually.

HSBC HOLDINGS PLC

Key unobservable inputs to Level 3 financial instruments and inter-relationships
The table below lists key unobservable inputs to Level 3 financial instruments, and provides the range of those inputs as at 30 June 2016. The core range of inputs is the estimated range within which 90% of the inputs fall.
There has been no change to the key unobservable inputs to Level 3 financial instruments and inter-relationships therein which are detailed on page 389 of the Annual Report and Accounts 2015.
Quantitative information about significant unobservable inputs in Level 3 valuations

		Fair value
		Assets	Liabilities		Key unobservable	Full range of inputs		Core range of inputs
	Footnotes	$m	$m	Valuation technique	inputs	Lower	Higher	Lower	Higher

Private equity including strategic investments		3,556	49	See notes[3]	See notes[3]	n/a	n/a	n/a	n/a
Asset-backed securities		1,501	—
– CLO/CDO	1	371	—	Market proxy	Prepayment rate	2%	7%	2%	7%
			—	Market proxy	Bid quotes	0	99	19	89
– other ABSs		1,130	—	Market proxy	Bid quotes	0	99	50	88

Loans held for securitisation		30	—

Structured notes		4	4,596
– equity-linked notes		—	4,042	Model – option model	Equity volatility	12%	83%	18%	35%
				Model – option model	Equity correlation	35%	94%	46%	83%
– fund-linked notes		—	14	Model – option model	Fund volatility	7%	11%	7%	11%
– FX-linked notes		—	149	Model – option model	FX volatility	4%	30%	7%	19%
– other		4	391

Derivatives with monolines		223	—	Model – discounted cash flow	Credit spread	3%	3%	3%	3%

Other derivatives		2,926	2,162

Interest rate derivatives:
– securitisation swaps		399	981	Model – discounted cash flow	Prepayment rate	0.5%	90%	21%	74%
– long-dated swaptions		1,886	120	Model – option model	IR volatility	5%	209%	16%	36%
– other		208	60

FX derivatives:
– FX options		212	188	Model – option model	FX volatility	0.5%	30%	7%	14%
– other		5	2

Equity derivatives:
– long-dated single stock options		134	178	Model – option model	Equity volatility	10%	97%	18%	36%
– other		47	306

Credit derivatives:
– other		35	327

Other portfolios		5,916	37
– structured certificates		4,440	—	Model – discounted cash flow	Credit volatility	2%	4%	2%	4%
– EM corporate debt		472	—
				Market proxy	Bid quotes	99	127	110	126
Other	2	1,004	37

At 30 Jun 2016		14,156	6,844

1	Collateralised loan obligation/collateralised debt obligation.

2	’Other’ includes a range of smaller asset holdings.

3	See notes on page 389 of the Annual Report and Accounts 2015.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Quantitative information about significant unobservable inputs in Level 3 valuations (continued)

		Fair value
		Assets	Liabilities		Key unobservable	Full range of inputs		Core range of inputs
	Footnotes	$m	$m	Valuation technique	inputs	Lower	Higher	Lower	Higher

Private equity including strategic investments		3,951	35	See notes[3]	See notes[3]	n/a	n/a	n/a	n/a
Asset-backed securities		1,584	—
– CLO/CDO	1	511	—	Market proxy	Prepayment rate	1%	6%	1%	6%
			—	Market proxy	Bid quotes	3	147	54	117
– other ABSs		1,073	—	Market proxy	Bid quotes

Loans held for securitisation		30	—

Structured notes		4	4,250
– equity-linked notes		—	3,719	Model – option model	Equity volatility	12%	72%	19%	43%
				Model – option model	Equity correlation	35%	93%	43%	79%
– fund-linked notes		—	13	Model – option model	Fund volatility	6%	8%	6%	8%
– FX-linked notes		—	166	Model – option model	FX volatility	5%	35%	5%	20%
– other		4	352

Derivatives with monolines		196	—	Model – discounted cash flow	Credit spread	4%	4%	4%	4%

Other derivatives		2,066	1,210

Interest rate derivatives:
– securitisation swaps		250	455	Model – discounted cash flow	Prepayment rate	0%	90%	14%	71%
– long-dated swaptions		1,237	119	Model – option model	IR volatility	3%	66%	20%	41%
– other		176	65

FX derivatives:
– FX options		180	186	Model – option model	FX volatility	0.5%	35%	5%	14%
– other		10	5

Equity derivatives:
– long-dated single stock options		135	191	Model – option model	Equity volatility	8%	104%	18%	44%
– other		39	170

Credit derivatives:
– other		39	19

Other portfolios		6,488	3
– structured certificates		4,434	—	Model – discounted cash flow	Credit volatility	2%	4%	2%	4%
– EM corporate debt		210	—	Market proxy	Bid quotes	70	124	100	123
Other	2	1,844	3

At 31 Dec 2015		14,319	5,498

1	Collateralised loan obligation/collateralised debt obligation.

2	’Other’ includes a range of smaller asset holdings.

3	See notes on page 389 of the Annual Report and Accounts 2015.

HSBC HOLDINGS PLC

7	Fair values of financial instruments not carried at fair value
The basis for measuring the fair values of loans and advances to banks and customers, financial investments, deposits by banks, customer accounts, debt securities in issue, subordinated liabilities and non-trading repurchase and reverse repurchase agreements is explained on pages 391 and 392 of the Annual Report and Accounts 2015.
Fair values of financial instruments which are not carried at fair value on the balance sheet

	At 30 Jun 2016		At 31 Dec 2015
	Carrying amount	Fair value	Carrying Amount	Fair value
	$m	$m	$m	$m
Assets
Loans and advances to banks	92,199	92,131	90,401	90,411
Loans and advances to customers	887,556	886,637	924,454	922,469
Reverse repurchase agreements – non-trading	187,826	187,869	146,255	146,266
Financial investments: debt securities	45,155	47,744	44,102	45,258

Liabilities
Deposits by banks	69,900	69,907	54,371	54,371
Customer accounts	1,290,958	1,292,378	1,289,586	1,289,789
Repurchase agreements – non-trading	98,342	98,344	80,400	80,400
Debt securities in issue	87,673	87,892	88,949	89,023
Subordinated liabilities	21,669	23,455	22,702	24,993
Other financial instruments not carried at fair value are typically short-term in nature and reprice to current market rates frequently. Accordingly, their carrying amount is a reasonable approximation of fair value.

8	Financial assets designated at fair value

	At
	30 Jun	31 Dec
	2016	2015
	$m	$m
Treasury and other eligible bills	278	396
Debt securities	4,390	4,341
Equity securities	19,120	18,995

Securities designated at fair value	23,788	23,732
Loans and advances to banks and customers	113	120

	23,901	23,852

Securities designated at fair value1

	At
	30 Jun	31 Dec
	2016	2015
	$m	$m

US Treasury and US Government agencies	7	145
UK Government	95	103
Hong Kong Government	28	33
Other government	1,084	1,020
Asset-backed securities	36	25
Corporate debt and other securities	3,418	3,411
Equity securities	19,120	18,995

	23,788	23,732

1
Included within these figures are debt securities issued by banks and other financial institutions of $1,680m (31 December 2015: $1,536m), of which $29m (31 December 2015: $35m) are guaranteed by various governments.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

9	Derivatives
Fair values of derivatives by product contract type held by HSBC

	Assets			Liabilities
	Trading	Hedging	Total	Trading	Hedging	Total
	$m	$m	$m	$m	$m	$m

Foreign exchange	116,357	614	116,971	118,450	2,359	120,809
Interest rate	378,397	2,332	380,729	366,415	6,885	373,300
Equities	8,569	—	8,569	9,726	—	9,726
Credit	5,359	—	5,359	6,049	—	6,049
Commodity and other	2,052	—	2,052	2,268	—	2,268

Gross total fair values	510,734	2,946	513,680	502,908	9,244	512,152

Offset			(143,738)			(143,738)

At 30 Jun 2016			369,942			368,414

Foreign exchange	95,201	1,140	96,341	94,843	755	95,598
Interest rate	277,496	1,658	279,154	267,609	3,758	271,367
Equities	8,732	—	8,732	10,383	—	10,383
Credit	6,961	—	6,961	6,884	—	6,884
Commodity and other	3,148	—	3,148	2,699	—	2,699

Gross total fair values	391,538	2,798	394,336	382,418	4,513	386,931

Offset			(105,860)			(105,860)

At 31 Dec 2015			288,476			281,071

Derivative assets and liabilities increased during 1H16, primarily driven by an increase in the fair value of interest rate derivatives as yield curves in major currencies declined. This resulted in the increase in gross fair values and corresponding increase in the offset amount.
Trading derivatives
The notional contract amounts of derivatives held for trading purposes indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.
Notional contract amounts of derivatives held for trading purposes by product type

	At
	30 Jun	31 Dec
	2016	2015
	$m	$m

Foreign exchange	6,040,629	5,658,030
Interest rate	15,573,352	14,462,113
Equities	487,893	501,834
Credit	488,866	463,344
Commodity and other	67,555	51,683

	22,658,295	21,137,004
Credit derivatives
HSBC manages the credit risk arising on buying and selling credit derivative protection by including the related credit exposures within its overall credit limit structure for the relevant counterparty. The trading of credit derivatives is restricted to a small number of offices within the major centres which have the control infrastructure and market skills to manage effectively the credit risk inherent in the products.
The notional contract amount of credit derivatives of $489bn (31 December 2015: $463bn) consisted of protection bought of $251bn (31 December 2015: $237bn) and protection sold of $238bn (31 December 2015: $226bn).

HSBC HOLDINGS PLC

Derivatives valued using models with unobservable inputs
The difference between the fair value at initial recognition (the transaction price) and the value that would have been derived had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows:
Unamortised balance of derivatives valued using models with significant unobservable inputs

		Half-year to
		30 Jun	30 Jun	31 Dec
		2016	2015	2015
	Footnotes	$m	$m	$m

Unamortised balance at beginning of period		97	114	117
Deferral on new transactions		67	118	78
Recognised in the income statement during the period:		(74)	(115)	(92)
– amortisation		(38)	(69)	(52)
– subsequent to unobservable inputs becoming observable		(2)	(1)	(1)
– maturity or termination, or offsetting derivative		(34)	(45)	(39)

Exchange differences		(6)	—	(6)

Unamortised balance at end of period	1	84	117	97

1	This amount is yet to be recognised in the consolidated income statement.
Hedge accounting derivatives
The notional contract amounts of derivatives held for hedge accounting purposes indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.
Notional contract amounts of derivatives held for hedging purposes by product type

	At 30 Jun 2016		At 31 Dec 2015
	Cash flow hedges	Fair value hedges	Cash flow hedges	Fair value hedges
	$m	$m	$m	$m

Foreign exchange	29,922	460	32,128	196
Interest rate	106,954	135,377	107,796	105,127

	136,876	135,837	139,924	105,323

10	Financial investments
Carrying amounts and fair values of financial investments

	At 30 Jun 2016		At 31 Dec 2015
	Carrying amount	Fair value	Carrying amount	Fair value
	$m	$m	$m	$m

Treasury and other eligible bills	94,690	94,690	104,551	104,551
– available for sale	94,690	94,690	104,551	104,551

Debt securities	341,496	344,085	318,569	319,725
– available for sale	296,341	296,341	274,467	274,467
– held to maturity	45,155	47,744	44,102	45,258

Equity securities	5,213	5,213	5,835	5,835
– available for sale	5,213	5,213	5,835	5,835

	441,399	443,988	428,955	430,111

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Financial investments at amortised cost and fair value

		Amortised cost1	Fair value2
	Footnotes	$m	$m

US Treasury		54,177	56,194
US Government agencies	3	18,800	19,088
US Government sponsored entities	3	13,196	13,798
UK Government		26,174	27,199
Hong Kong Government		57,050	57,070
Other government		146,812	149,562
Asset-backed securities	4	12,095	11,243
Corporate debt and other securities		100,748	104,621
Equities		3,512	5,213

At 30 Jun 2016		432,564	443,988

US Treasury		61,585	61,779
US Government agencies	3	22,910	22,843
US Government sponsored entities	3	10,365	10,627
UK Government		27,250	27,316
Hong Kong Government		53,676	53,674
Other government		141,329	143,370
Asset-backed securities	4	14,239	13,375
Corporate debt and other securities		89,860	91,292
Equities		4,057	5,835

At 31 Dec 2015		425,271	430,111

1	Represents the amortised cost or cost basis of the financial investment.

2
Included within the ‘Fair value’ figures are debt securities issued by banks and other financial institutions of $68bn (31 December 2015: $61bn), of which $20bn (31 December 2015: $18bn) are guaranteed by various governments.

3	Includes securities that are supported by an explicit guarantee issued by the US Government.

4	Excludes asset-backed securities included under US Government agencies and sponsored entities.
Maturities of investments in debt securities at their carrying amount

	1 year or less	5 years or less but over 1 year	10 years or less but over 5 years	Over 10 years	Total
	$m	$m	$m	$m	$m

Available for sale	66,345	144,929	45,498	39,569	296,341
Held to maturity	1,726	10,429	9,381	23,619	45,155

At 30 Jun 2016	68,071	155,358	54,879	63,188	341,496

Available for sale	61,664	131,023	42,140	39,640	274,467
Held to maturity	2,428	10,242	8,881	22,551	44,102

At 31 Dec 2015	64,092	141,265	51,021	62,191	318,569

11	Assets held for sale and liabilities of disposal groups held for sale

	At
	30 Jun	31 Dec
	2016	2015
	$m	$m

Disposal groups	48,899	41,715
Non-current assets held for sale	1,406	2,185

Total assets held for sale	50,305	43,900

Liabilities of disposal groups held for sale	43,705	36,840

HSBC HOLDINGS PLC

Disposal groups
Brazil
In 1H15, we announced the plan to sell our operations in Brazil. The resulting disposal group includes the assets and liabilities expected to be sold plus allocated goodwill of $1.3bn as set out in the table below. It is measured at its carrying amount at 30 June 2016 which is lower than its fair value less cost to sell.
The disposal group represents a foreign operation. Upon completion, the cumulative amount of associated exchange differences previously recognised in other comprehensive income will be reclassified to the income statement. At 30 June 2016, there was a cumulative loss of $1.9bn in the Group’s foreign exchange reserve attributable to the Brazilian operations.
Subsequent to 30 June 2016, we completed the sale of our operations in Brazil to Banco Bradesco S.A. (1 July 2016) for cash consideration of $4.9bn. This resulted in a loss on disposal of $1.7bn which includes the reclassification of cumulative foreign exchange differences.
The major classes of assets and associated liabilities of disposal groups held for sale are as follows:

		At 30 Jun 2016
		Brazil	Other	Total
	Footnotes	$m	$m	$m
Assets of disposal groups held for sale
Trading assets		157	—	157
Fair value of financial assets designated at fair value		4,056	—	4,056
Loans and advances to banks		5,332	—	5,332
Loans and advances to customers		19,203	582	19,785
Reverse repurchase agreements		3,209	—	3,209
Financial investments		6,726	—	6,726
Goodwill and intangible assets		1,819	54	1,873
Deferred tax asset	1	1,687	—	1,687
Prepayments, accrued income and other assets		6,073	1	6,074

Total assets		48,262	637	48,899

Liabilities of disposal groups held for sale
Deposits by banks		1,863	—	1,863
Customer accounts		19,357	1,174	20,531
Debt securities in issue		8,908	—	8,908
Liabilities under insurance contracts		4,347	—	4,347
Accruals, deferred income and other liabilities		8,054	2	8,056

Total liabilities		42,529	1,176	43,705

Expected date of completion		1 July 2016	Various
Operating segment		Latin America	Various

Fair value of selected financial instruments which are not carried at fair value on the balance sheet
Loans and advances to banks and customers		23,874	585	24,459

Customer accounts		19,056	1,173	20,229

1
The recognition of deferred tax assets relies on an assessment of the probability and sufficiency of future taxable profits and future reversals of existing taxable temporary differences. In recognising the deferred tax asset management has critically assessed all available information, including sufficiency of future taxable profits using internal and external benchmarks, and historical performance.

12	Assets charged as security for liabilities and collateral accepted as security for assets
Information on financial assets pledged as security for liabilities and collateral accepted as security for assets is disclosed on pages 401 and 402 of the Annual Report and Accounts 2015. There was no material change in the relative amounts of assets charged as security for liabilities and collateral accepted as security for assets at 30 June 2016.

13	Interests in associates and joint ventures
At 30 June 2016, the carrying amount of HSBC’s interests in associates and joint ventures was $19.6bn (31 December 2015: $19.1bn).

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Principal associates of HSBC

	At 30 Jun 2016		At 31 Dec 2015
	Carrying amount	Fair value1	Carrying amount	Fair value1
	$m	$m	$m	$m
Bank of Communications Co., Limited	15,408	8,872	15,344	9,940
The Saudi British Bank	3,177	3,250	3,021	3,957

	18,585	12,122	18,365	13,897

1	Principal associates are listed on recognised stock exchanges. The fair values are based on the quoted market prices of the shares held (Level 1 in the fair value hierarchy).
Bank of Communications Co., Limited
Impairment testing
At 30 June 2016, the fair value of HSBC’s investment in Bank of Communications Co., Limited (‘BoCom’) had been below the carrying amount for approximately 50 months, apart from a short period in 2013 and briefly during 1H15. As a result, we performed an impairment test on the carrying amount of the investment in BoCom. The test confirmed that there was no impairment at 30 June 2016.

	At 30 Jun 2016			At 31 Dec 2015
	VIU	Carrying value	Fair value	VIU	Carrying value	Fair value
	$bn	$bn	$bn	$bn	$bn	$bn

Bank of Communications Co., Limited	16.2	15.4	8.9	17.0	15.3	9.9
Basis of recoverable amount
The impairment test was performed by comparing the recoverable amount of BoCom, determined by a value-in-use (‘VIU’) calculation, with its carrying amount. The VIU calculation uses discounted cash flow projections based on management’s estimates of earnings. Cash flows beyond the short to medium term are then extrapolated in perpetuity using a long-term growth rate. An imputed capital maintenance charge (‘CMC’) is calculated to reflect the expected regulatory capital requirements, and is deducted from forecast cash flows. The principal inputs to the CMC calculation include estimates of asset growth, the ratio of risk-weighted assets to total assets, and the expected regulatory capital requirements. Management judgement is required in estimating the future cash flows of BoCom.
Key assumptions in VIU calculation
Long-term growth rate: the growth rate used was 5% (31 December 2015: 5%) for periods after 2019 and does not exceed forecast GDP growth in mainland China.
Long-term asset growth rate: the growth rate used was 4% (31 December 2015: 4%) for periods after 2019 and this is the rate of growth required for an assumed 5% long-term growth rate in profit.
Discount rate: the discount rate of 13% (31 December 2015: 13%) is derived from a range of values obtained by applying a capital asset pricing model (‘CAPM’) calculation for BoCom, using market data. Management supplements this by comparing the rates derived from the CAPM with discount rates available from external sources, and HSBC’s discount rate for evaluating investments in mainland China. The discount rate used was within the range of 10.1% to 15.0% (31 December 2015: 10.1% to 14.2%) indicated by the CAPM and external sources.
Loan impairment charge as a percentage of customer advances: the ratio used ranges from 0.76% to 0.83% (31 December 2015: 0.71% to 0.78%) in the short to medium term and is based on the forecasts disclosed by external analysts. For periods after 2019, the ratio used was 0.70% (31 December 2015: 0.70%), slightly higher than the historical average.
Risk-weighted assets as a percentage of total assets: the ratio used was 67% for all forecast periods (31 December 2015: 67%). This is consistent with the forecasts disclosed by external analysts.
Cost-income ratio: the ratio used was 41% (31 December 2015: 41%) in the short to medium term. The ratio was consistent with the short- to medium-term range forecasts of 40.2% to 42.4% (31 December 2015: 40.3% to 40.7%) disclosed by external analysts.

HSBC HOLDINGS PLC

The following changes to each key assumption on its own used in the VIU calculation would be necessary to reduce headroom to nil:

Key assumption	Changes to key assumption to reduce headroom to nil
• Long-term growth rate	Decrease by 30 basis points
• Long-term asset growth rate	Increase by 31 basis points
• Discount rate	Increase by 38 basis points
• Loan impairment charge as a percentage of customer advances	Increase by 7 basis points
• Risk-weighted assets as a percentage of total assets	Increase by 225 basis points
• Cost-income ratio	Increase by 132 basis points

14	Trading liabilities

		At
		30 Jun	31 Dec
		2016	2015
	Footnotes	$m	$m

Deposits by banks	1	38,521	27,054
Customer accounts	1, 2	62,805	40,208
Other debt securities in issue	3	31,860	30,525
Other liabilities – net short positions in securities		55,512	43,827

		188,698	141,614

1	‘Deposits by banks’ and ‘Customer accounts’ include repos, settlement accounts, stock lending and other amounts.

2
Structured deposits placed at HSBC Bank USA and HSBC Trust Company (Delaware) National Association are insured by the Federal Deposit Insurance Corporation, a US Government agency, up to $250,000 per depositor.

3	‘Other debt securities in issue’ comprises structured notes issued by HSBC for which market risks are actively managed as part of trading portfolios.
At 30 June 2016, the cumulative amount of change in fair value attributable to changes in credit risk was a gain of $346m (31 December 2015: gain of $122m).

HSBC HOLDINGS PLC

15	Maturity analysis of assets and liabilities
HSBC
Maturity analysis of assets and liabilities

		Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Cash and balances at central banks		128,272	—	—	—	—	—	—	—	128,272
Items in the course of collection from other banks		6,584	—	—	—	—	—	—	—	6,584
Hong Kong Government certificates of indebtedness		29,011	—	—	—	—	—	—	—	29,011
Trading assets		277,876	261	906	353	1	898	—	—	280,295
Financial assets designated at fair value		245	88	520	149	170	967	2,442	19,320	23,901
Derivatives		367,166	19	50	94	84	365	1,089	1,075	369,942
Loans and advances to banks		61,768	11,054	5,552	2,738	1,895	5,513	2,333	1,346	92,199
Loans and advances to customers		171,009	64,540	49,377	30,743	33,016	78,342	199,297	261,232	887,556
Reverse repurchase agreements – non-trading		140,887	26,874	10,808	2,617	4,626	1,515	499	—	187,826
Financial investments		35,975	51,952	33,529	22,986	18,247	52,017	102,502	124,191	441,399
Assets held for sale	1	38,398	1	10	7	10	87	8	—	38,521
Accrued income and other financial assets		12,777	7,488	1,859	587	496	348	441	1,724	25,720

Financial assets at 30 Jun 2016		1,269,968	162,277	102,611	60,274	58,545	140,052	308,611	408,888	2,511,226

Non-financial assets		—	—	—	—	—	—	—	96,923	96,923

Total assets at 30 Jun 2016		1,269,968	162,277	102,611	60,274	58,545	140,052	308,611	505,811	2,608,149

Financial liabilities
Hong Kong currency notes in circulation		29,011	—	—	—	—	—	—	—	29,011
Deposits by banks		59,052	1,694	806	1,799	1,612	315	3,701	921	69,900
Customer accounts		1,186,803	50,556	24,047	10,683	9,009	5,587	3,689	584	1,290,958
Repurchase agreements – non-trading		89,718	3,938	3,142	519	25	—	750	250	98,342
Items in the course of transmission to other banks		7,461	—	—	—	—	—	—	—	7,461
Trading liabilities		157,132	1,341	3,092	1,327	1,056	5,784	6,583	12,383	188,698
Financial liabilities designated at fair value		119	483	1,822	1,722	1,598	3,664	24,687	44,787	78,882
Derivatives		359,525	284	312	297	172	1,245	1,931	4,648	368,414
Debt securities in issue		16,161	12,604	9,389	6,624	5,796	11,609	22,247	3,243	87,673
Liabilities of disposal groups held for sale	1	37,987	27	—	—	—	—	—	—	38,014
Accruals and other financial liabilities		16,256	6,881	2,064	1,380	696	818	1,542	609	30,246
Subordinated liabilities		11	—	11	77	159	2,394	4,889	14,128	21,669

Financial liabilities at 30 Jun 2016		1,959,236	77,808	44,685	24,428	20,123	31,416	70,019	81,553	2,309,268

Non-financial liabilities		—	—	—	—	—	—	—	100,584	100,584

Total liabilities at 30 Jun 2016		1,959,236	77,808	44,685	24,428	20,123	31,416	70,019	182,137	2,409,852

HSBC HOLDINGS PLC

Maturity analysis of assets and liabilities (continued)

		Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Cash and balances at central banks		98,934	—	—	—	—	—	—	—	98,934
Items in the course of collection from other banks		5,768	—	—	—	—	—	—	—	5,768
Hong Kong Government certificates of indebtedness		28,410	—	—	—	—	—	—	—	28,410
Trading assets		224,691	34	—	—	—	112	—	—	224,837
Financial assets designated at fair value		429	194	222	83	390	896	2,603	19,035	23,852
Derivatives		285,797	215	223	198	33	499	841	670	288,476
Loans and advances to banks		57,296	14,530	4,063	1,964	2,499	5,134	3,274	1,641	90,401
Loans and advances to customers		176,862	69,638	54,730	33,095	34,774	81,560	201,253	272,542	924,454
Reverse repurchase agreements – non-trading		110,478	21,978	7,220	2,786	580	2,985	228	—	146,255
Financial investments		35,104	59,098	36,897	19,102	17,293	48,634	94,549	118,278	428,955
Assets held for sale	1	15,816	2,628	2,544	1,218	2,611	4,675	6,365	4,422	40,279
Accrued income and other financial assets		12,732	6,682	1,995	483	395	463	445	2,115	25,310

Financial assets at 31 Dec 2015		1,052,317	174,997	107,894	58,929	58,575	144,958	309,558	418,703	2,325,931

Non-financial assets		—	—	—	—	—	—	—	83,725	83,725

Total assets at 31 Dec 2015		1,052,317	174,997	107,894	58,929	58,575	144,958	309,558	502,428	2,409,656

Financial liabilities
Hong Kong currency notes in circulation		28,410	—	—	—	—	—	—	—	28,410
Deposits by banks		46,693	2,225	1,049	325	116	712	3,182	69	54,371
Customer accounts		1,185,091	50,831	21,397	10,421	10,869	6,596	3,852	529	1,289,586
Repurchase agreements – non-trading		73,478	3,788	1,816	164	154	—	500	500	80,400
Items in the course of transmission to other banks		5,638	—	—	—	—	—	—	—	5,638
Trading liabilities		111,691	1,471	1,529	882	2,184	4,344	10,105	9,408	141,614
Financial liabilities designated at fair value		2,036	1,822	2,943	342	1,900	4,930	14,316	38,119	66,408
Derivatives		276,765	34	251	213	52	524	1,063	2,169	281,071
Debt securities in issue		16,536	9,326	16,295	5,542	1,365	10,754	22,866	6,265	88,949
Liabilities of disposal groups held for sale	1	20,350	1,416	1,548	1,344	1,246	5,050	1,484	115	32,553
Accruals and other financial liabilities		14,802	7,965	2,467	659	421	925	1,454	665	29,358
Subordinated liabilities		—	401	—	—	34	650	4,579	17,038	22,702

Financial liabilities at 31 Dec 2015		1,781,490	79,279	49,295	19,892	18,341	34,485	63,401	74,877	2,121,060

Non-financial liabilities		—	—	—	—	—	—	—	91,078	91,078

Total liabilities at 31 Dec 2015		1,781,490	79,279	49,295	19,892	18,341	34,485	63,401	165,955	2,212,138

1
The assets and liabilities of the disposal groups classified as held for sale are disclosed in Note 11. Where an agreed or expected closing date exists, the underlying contractual maturities of the related assets and liabilities are no longer relevant to HSBC and these assets and liabilities are classified in accordance with the closing date of the disposal transaction. For all other disposal groups, the assets and liabilities are classified on the basis of the contractual maturity of the underlying instruments and not on the basis of the disposal.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

16	Provisions

	Restructuring costs	Contractual commitments	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	$m	$m	$m	$m	$m	$m
At 1 Jan 2016	463	240	3,174	1,340	335	5,552
Additional provisions/increase in provisions	128	65	799	114	93	1,199
Provisions utilised	(96)	—	(180)	(347)	(54)	(677)
Amounts reversed	(66)	(57)	(39)	(15)	(42)	(219)
Unwinding of discounts	—	—	(2)	—	4	2
Exchange differences and other movements	(21)	8	33	(105)	25	(60)

At 30 Jun 2016	408	256	3,785	987	361	5,797

At 1 January 2015	197	234	2,184	1,831	552	4,998
Additional provisions/increase in provisions	92	35	1,432	155	45	1,759
Provisions utilised	(47)	(1)	(145)	(450)	(71)	(714)
Amounts reversed	(13)	(10)	(86)	(13)	(50)	(172)
Unwinding of discounts	—	—	24	4	—	28
Exchange differences and other movements	(34)	(89)	(441)	(173)	(37)	(774)

At 30 Jun 2015	195	169	2,968	1,354	439	5,125

At 1 Jul 2015	195	169	2,968	1,354	439	5,125
Additional provisions/increase in provisions	338	85	721	610	93	1,847
Provisions utilised	(48)	(1)	(474)	(406)	(88)	(1,017)
Amounts reversed	(16)	(5)	(9)	(157)	(83)	(270)
Unwinding of discounts	—	—	16	2	—	18
Exchange differences and other movements	(6)	(8)	(48)	(63)	(26)	(151)

At 31 Dec 2015	463	240	3,174	1,340	335	5,552

Further details of ‘Legal proceedings and regulatory matters’ are set out in Note 19. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim) or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. Regulatory matters refer to investigations, reviews and other actions carried out by, or in response to the actions of, regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.
Further details of ‘Customer remediation’ are set out in this note. The term refers to activities (root cause analysis, customer contact, case reviews, decision making and redress calculations) carried out by HSBC to compensate customers for losses or damages associated with a failure to comply with regulations or to treat customers fairly. Customer remediation is often initiated by HSBC in response to customer complaints and/or industry developments in sales practices, and is not necessarily initiated by regulatory action.
Payment Protection Insurance
At 30 June 2016, a provision of $720m (31 December 2015: $1,039m) was held relating to the estimated liability for redress in respect of the potential mis-selling of payment protection insurance (‘PPI’) policies in previous years. There has been no additional charge recorded in 1H16 for PPI.
Cumulative provisions made since the Judicial Review ruling in the first half of 2011 amount to $4.6bn of which $3.9bn has been paid as at 30 June 2016.
The estimated liability for redress is calculated on the basis of the total premiums paid by the customer plus simple interest of 8% per annum (or the rate inherent in the related loan product where higher). The basis for calculating the redress liability is the same for single premium and regular premium policies. Future estimated redress levels are based on historically observed redress per policy.
A total of 5.4m PPI policies have been sold by HSBC since 2000 which generated estimated gross written premiums of approximately $4.6bn and revenues of approximately $3.7bn at 1H16 average exchange rates. At 30 June 2016, the estimated total complaints expected to be received was two million, representing 36% of total policies sold. It is estimated that contact

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will be made with regard to 2.3m policies, representing 43% of total policies sold. This estimate includes inbound complaints as well as HSBC’s proactive contact exercise on certain policies (‘outbound contact’).
The following table details the cumulative number of complaints received at 30 June 2016 and the number of claims expected in the future:

	Footnotes	Cumulative to 30 Jun 2016	Future expected

Inbound complaints (000s of policies)	1	1,289	285
Outbound contact (000s of policies)		725	1
Response rate to outbound contact		42%	37%
Average uphold rate per claim	2	75%	85%
Average redress per claim ($)		2,824	2,873
Complaints to the Financial Ombudsman Service (‘FOS’) (000s of policies)		130	41
Average uphold rate per FOS complaint		40%	61%

1	Excludes invalid claims where the complainant has not held a PPI policy and FOS complaints.

2	Claims include inbound and responses to outbound contact, but exclude FOS complaints.
A 100,000 increase/decrease in the total inbound complaints would increase/decrease the redress provision by approximately $199m. Each 1% increase/decrease in the response rate to our outbound contact exercise would increase/decrease the redress provision by approximately $12m.
Brazilian labour, civil and fiscal claims
Brazilian labour, civil and fiscal litigation provisions were $495m (31 December 2015: $363m) at 30 June 2016. Of these provisions, $229m (31 December 2015: $168m) was in respect of labour and overtime litigation claims brought by past employees against HSBC operations in Brazil following their departure from the bank. The main assumptions involved in estimating the liability are the expected number of departing employees, individual salary levels and the facts and circumstances of each individual case. These provisions form part of the Brazilian disposal group and were classified as ‘held for sale’ at 30 June 2016 (see Note 11).

17	Deferred tax
Net deferred tax assets amounted to $3.6bn at 30 June 2016 (30 June 2015: $4.5bn; 31 December 2015: $4.3bn) and mainly relate to timing differences in the US.

18	Contingent liabilities, contractual commitments and guarantees

	At
	30 Jun	31 Dec
	2016	2015
	$m	$m
Guarantees and contingent liabilities
Guarantees	86,375	85,855
Other contingent liabilities	546	490

	86,921	86,345

Commitments
Documentary credits and short-term trade-related transactions	9,518	10,168
Forward asset purchases and forward forward deposits placed	3,055	981
Undrawn formal standby facilities, credit lines and other commitments to lend	655,037	655,281

	667,610	666,430
The above table discloses the nominal principal amounts of commitments, guarantees and other contingent liabilities. Contingent liabilities arising from legal proceedings, regulatory and other matters against the Group are disclosed in Note 19. Nominal principal amounts represent the amounts at risk should contracts be fully drawn upon and clients default. As a significant proportion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.
Capital commitments
In addition to the commitments disclosed above, at 30 June 2016 HSBC had $402m (31 December 2015: $468m) of capital commitments contracted but not provided for and $36m (31 December 2015: $100m) of capital commitments authorised but not contracted for.

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Notes on the Financial Statements (unaudited) (continued)

19	Legal proceedings and regulatory matters
HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 29 of the Annual Report and Accounts 2015. While the outcome of legal proceedings and regulatory matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2016 (see Note 16). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
Securities litigation
Household International, Inc. (‘Household International’) and certain former officers were named as defendants in a securities class action lawsuit, Jaffe v. Household International, Inc., et al., filed in the US District Court for the Northern District of Illinois (the ‘Illinois District Court’) in August 2002. The complaint asserted claims under the US Securities Exchange Act and alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household International’s Consumer Lending operations (some of which ultimately led to a 2002 settlement with 46 states and the District of Columbia) and certain accounting practices, as evidenced by an August 2002 restatement of previously reported consolidated financial statements. A class was certified on behalf of all persons who acquired and disposed of Household International common stock between July 1999 and October 2002.
In April 2009, a jury trial was decided partly in favour of the plaintiffs.
After a court-appointed claims administrator reported that 45,921 claims generated an allowed aggregate loss of approximately $2.2bn, the Illinois District Court entered a partial final judgement against the defendants in October 2013 in the amount of approximately $2.5bn (including pre-judgement interest). The defendants appealed the partial final judgement.
In addition, there were objections regarding approximately $625m in additional claims, prior to the imposition of pre-judgement interest, which remained pending before the Illinois District Court.
In May 2015, the US Court of Appeals for the Seventh Circuit reversed the partial final judgement of the Illinois District Court and remanded the case for a new trial on loss causation.
In June 2016, HSBC reached an agreement to pay $1.575bn to settle all claims. The court granted preliminary approval of the settlement, and HSBC made payment of the agreed settlement amount into an escrow account in July 2016. Final court approval is pending.
Bernard L. Madoff Investment Securities LLC
Bernard L. Madoff (‘Madoff’) was arrested in December 2008 and later pleaded guilty to running a Ponzi scheme. His firm, Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), is being liquidated in the US by a trustee (the ‘Trustee’).
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff. Based on information available to HSBC, we have estimated that the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.
US/UK litigation: The Trustee has brought lawsuits against various HSBC companies in the US Bankruptcy Court and in the English High Court, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. HSBC and other parties to the action have moved to dismiss the Trustee’s US actions. The deadline by which the Trustee must serve HSBC with his English action has been extended to the end of the third quarter of 2016.
Alpha Prime Fund Ltd (‘Alpha Prime’) and Senator Fund SPC (‘Senator’), co-defendants in one of the Trustee’s US actions, have each brought cross-claims against certain HSBC defendants. HSBC has moved to dismiss those cross-claims.
Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, ‘Fairfield’) (in liquidation since July 2009) have brought lawsuits in the US and the British Virgin Islands (‘BVI’) against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. Fairfield’s US actions are stayed pending the outcome of the action in the BVI (see below).
In December 2014, three additional actions were filed in the US. A purported class of direct investors in Madoff Securities asserted common law claims against various HSBC companies in the United States District Court for the Southern District of New York (the ‘New York District Court’). Two investors in Hermes International Fund Limited (‘Hermes’) also asserted common law claims against various HSBC companies in the New York District Court. HSBC has moved to dismiss both actions. In addition, SPV Optimal SUS Ltd (‘SPV OSUS’), the purported assignee of the Madoff-invested company, Optimal Strategic US Equity Ltd, filed a lawsuit in New York state court against various HSBC companies and others, seeking damages on various alleged grounds, including breach of fiduciary duty and breach of trust.
BVI litigation: Beginning in October 2009, liquidators for Fairfield (‘Fairfield Liquidators’) commenced lawsuits against fund shareholders, including HSBC companies that acted as nominees for clients, seeking recovery of redemption payments. In

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March 2016, the BVI court denied a motion brought by certain non-HSBC defendants challenging the Fairfield Liquidators’ authorisation to pursue their US claims, which those defendants have appealed.
Bermuda litigation: In January 2009, Kingate Global Fund Limited and Kingate Euro Fund Limited (together, ‘Kingate’) brought an action against HSBC Bank Bermuda Limited (‘HBBM’) for recovery of funds held in Kingate’s accounts, fees and dividends. This action is pending, but is not expected to move forward until the resolution of the Trustee’s US actions against Kingate and HBBM.
Thema Fund Limited (‘Thema’) and Hermes each brought three actions in 2009. The first set of actions seeks recovery of funds in frozen accounts held at HSBC Institutional Trust Services (Bermuda) Limited. The second set of actions asserts liability against HSBC Institutional Trust Services (Bermuda) Limited in relation to claims for mistake, recovery of fees and damages for breach of contract. The third set of actions seeks return of fees from HBBM and HSBC Securities Services (Bermuda) Limited. The parties have agreed to a standstill in respect of all three sets of actions.
Cayman Islands litigation: In February 2013, Primeo Fund Limited (‘Primeo’) (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg (‘HSSL’) and The Bank of Bermuda (Cayman), alleging breach of contract and breach of fiduciary duty, and claiming damages and equitable compensation. Trial is scheduled to begin in November 2016.
Luxembourg litigation: In April 2009, Herald Fund SPC (‘Herald’) (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities Herald purportedly lost because of Madoff Securities’ fraud, or money damages. The Luxembourg District Court dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution claim and its claim for money damages. Herald has appealed this judgement.
In March 2010, Herald (Lux) SICAV (‘Herald (Lux)’) (in liquidation since April 2009) brought an action against HSSL before the Luxembourg District Court seeking restitution of securities, or the cash equivalent, or money damages. Herald (Lux) has also requested the restitution of fees paid to HSSL.
Alpha Prime and Senator have each brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. Both matters have been temporarily suspended at the request of Alpha Prime and Senator, respectively. In April 2015, Senator commenced an action against the Luxembourg branch of HSBC Bank plc asserting identical claims before the Luxembourg District Court.
HSSL has also been named as a defendant in various actions by shareholders in Primeo Select Fund, Herald, Herald (Lux), and Hermes. Most of these actions have been dismissed, suspended or postponed.
Ireland litigation: In November 2013, Defender Limited brought an action against HSBC Institutional Trust Services (Ireland) Limited (‘HTIE’) and others, alleging breach of contract and claiming damages and indemnification for fund losses. A trial date has not yet been scheduled.
In May 2016, following a hearing on two preliminary issues, HTIE was successful in obtaining an order dismissing two remaining claims by purported shareholders in Thema International Fund plc.
SPV OSUS’s action against HTIE and HSBC Securities Services (Ireland) Limited alleging breach of contract and claiming damages and indemnification for fund losses was dismissed in October 2015. SPV OSUS’s appeal is scheduled for hearing in January 2017.
There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management’s estimate of possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is up to or exceeding $800m, excluding costs and interest. Due to uncertainties and limitations of this estimate, the ultimate damages could differ significantly from this amount.
US mortgage-related investigations
In April 2011, HSBC Bank USA N.A. (‘HSBC Bank USA’) entered into a consent order with the Office of the Comptroller of the Currency (‘OCC’), and HSBC Finance Corporation (‘HSBC Finance’) and HSBC North America Holdings Inc. (‘HNAH’) entered into a similar consent order with the Federal Reserve Board (‘FRB’) (together with the OCC order, the ‘Servicing Consent Orders’). The Servicing Consent Orders require prescribed actions to address certain foreclosure practice deficiencies. The Servicing Consent Orders also required an independent foreclosure review which, pursuant to amendments to the Servicing Consent Orders in February 2013, ceased and was replaced by a settlement under which HSBC and 12 other participating servicers agreed to provide cash payments and other assistance to eligible borrowers. In June 2015, the OCC issued an amended consent order citing the failure of HSBC Bank USA to be in compliance with all requirements of the OCC order. A failure to satisfy all requirements of the OCC order may result in a variety of regulatory consequences for HSBC Bank USA, including the imposition of civil money penalties.
In February 2016, HSBC Bank USA, HSBC Finance, HSBC Mortgage Services Inc. and HNAH entered into an agreement with the US Department of Justice (the ‘DoJ’), the US Department of Housing and Urban Development, the Consumer Financial Protection Bureau, other federal agencies (the ‘Federal Parties’) and the Attorneys General of 49 states and the District of Columbia (the ‘State Parties’) to resolve civil claims related to past residential mortgage loan origination and servicing practices (the ‘National Mortgage Settlement Agreement’). In addition, in February 2016, the FRB announced the imposition against HSBC Finance and HNAH of a $131m civil money penalty in connection with the FRB’s consent order of April 2011. Pursuant to the terms of the FRB’s civil money penalty order, the penalty will be satisfied through the cash payments made to the Federal Parties and the consumer relief provided under the National Mortgage Settlement Agreement.

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Notes on the Financial Statements (unaudited) (continued)

The Servicing Consent Orders and the National Mortgage Settlement Agreement do not completely preclude other enforcement actions by regulatory, governmental or law enforcement agencies related to foreclosure and other mortgage servicing practices, including, but not limited to, matters relating to the securitisation of mortgages for investors, which could include the imposition of civil money penalties, criminal fines or other sanctions. In addition, these practices have in the past resulted in private litigation, and may result in further private litigation.
US mortgage securitisation activity and litigation
HSBC Bank USA was a sponsor or seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. (‘HSI’). From 2005 to 2007, HSBC Bank USA purchased and sold $24bn of such loans to HSI, which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance on these loans was approximately $4.9bn as at 30 June 2016. In addition, HSBC Bank USA served as trustee on behalf of various mortgage securitisation trusts.
As the industry’s residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to a number of foreclosed homes as trustee on behalf of various mortgage securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws relating to property upkeep and tenants’ rights. While HSBC believes and continues to maintain that these obligations and any related liabilities are those of the servicer of each trust, HSBC continues to receive significant adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of ‘HSBC, as trustee’.
Beginning in June 2014, a number of lawsuits were filed in state and federal court in New York and Ohio against HSBC Bank USA as trustee of over 320 mortgage securitisation trusts. These lawsuits are brought on behalf of the trusts by a putative class of investors including, among others, BlackRock and PIMCO funds. The complaints allege that the trusts have sustained losses in collateral value of approximately $38bn. The lawsuits seek unspecified damages resulting from alleged breaches of the US Trust Indenture Act, breach of fiduciary duty, negligence, breach of contract and breach of the common law duty of trust. HSBC’s motions to dismiss in several of these lawsuits were, for the most part, denied.
HSBC Bank USA, HSBC Finance and Decision One Mortgage Company LLC (an indirect subsidiary of HSBC Finance) (‘Decision One’) have been named as defendants in various mortgage loan repurchase actions brought by trustees of mortgage securitisation trusts. In the aggregate, these actions seek to have the HSBC defendants repurchase mortgage loans, or pay compensatory damages, totalling at least $1bn. One of these actions has been scheduled for trial in September 2016.
HSBC Mortgage Corporation (USA) Inc. and Decision One have also been named as defendants in two separate actions filed by Residential Funding Company LLC (‘RFC’), a mortgage loan purchase counterparty, seeking unspecified damages in connection with approximately 25,000 mortgage loans.
Since 2010, various HSBC entities have received subpoenas and requests for information from the DoJ and the Massachusetts state Attorney General seeking the production of documents and information regarding HSBC’s involvement in specific private-label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. In November 2014, HNAH, on behalf of itself and various subsidiaries including, but not limited to, HSBC Bank USA, HSI Asset Securitization Corp., HSI, HSBC Mortgage Corporation (USA), HSBC Finance and Decision One, received a subpoena from the US Attorney’s Office for the District of Colorado, pursuant to the Financial Industry Reform, Recovery and Enforcement Act (‘FIRREA’), concerning the origination, financing, purchase, securitisation and servicing of subprime and non-subprime residential mortgages. Five non-HSBC banks have previously reported settlements with the DoJ of FIRREA and other mortgage-backed securities-related matters. HSBC is cooperating with the US authorities and is continuing to produce documents and information responsive to their requests.
There are many factors that may affect the range of possible outcomes, and the resulting financial impact of these matters, which could be significant.
HSBC expects the focus on mortgage securitisations to continue and may be subject to additional claims, litigation and governmental or regulatory scrutiny relating to its participation in the US mortgage securitisation market.
Anti-money laundering and sanctions-related matters
In October 2010, HSBC Bank USA entered into a consent order with the OCC, and HNAH entered into a consent order with the FRB (each an ‘Order’ and together, the ‘Orders’). These Orders required improvements to establish an effective compliance risk management programme across HSBC’s US businesses, including risk management related to the Bank Secrecy Act (‘BSA’) and AML compliance. HSBC Bank USA is not currently in compliance with the OCC Order. Steps are being taken to address the requirements of the Orders.
In December 2012, HSBC Holdings, HNAH and HSBC Bank USA entered into agreements with US and UK government agencies regarding past inadequate compliance with the BSA, AML and sanctions laws. Among those agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement with, among others, the DoJ (the ‘US DPA’); and HSBC Holdings consented to a cease-and-desist order, and HSBC Holdings and HNAH consented to a civil money penalty order with the FRB. HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control (‘OFAC’) regarding historical transactions involving parties subject to OFAC sanctions, as well as an undertaking with the UK FCA to comply with certain forward-looking AML and sanctions-related obligations. In addition, HSBC Bank USA entered into civil money penalty orders with the Financial Crimes Enforcement Network of the US Treasury Department and the OCC.
Under these agreements, HSBC Holdings and HSBC Bank USA made payments totalling $1.9bn to US authorities and undertook various further obligations, including, among others, to continue to cooperate fully with the DoJ in any and all investigations, not to commit any crime under US federal law subsequent to the signing of the agreement, and to retain an independent

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compliance monitor (the ‘Monitor’). In January 2016, the Monitor delivered his second annual follow-up review report. Through his country-level reviews, the Monitor identified potential anti-money laundering and sanctions compliance issues that the DoJ and HSBC are reviewing further. Additionally, as discussed elsewhere in this Note, HSBC is the subject of other ongoing investigations and reviews by the DoJ. The potential consequences of breaching the US DPA, as well as the role of the Monitor and his second annual review, are discussed on pages 113 and 116 of the Annual Report and Accounts 2015.
HSBC Bank USA also entered into two consent orders with the OCC. These required HSBC Bank USA to correct the circumstances noted in the OCC’s report and to adopt an enterprise-wide compliance programme, and imposed restrictions on acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, without the OCC’s prior approval.
These settlements with US and UK authorities have led to private litigation, and do not preclude further private litigation related to HSBC’s compliance with applicable BSA, AML and sanctions laws or other regulatory or law enforcement actions for BSA, AML, sanctions or other matters not covered by the various agreements.
In May 2014, a shareholder derivative action was filed by a shareholder of HSBC Holdings purportedly on behalf of HSBC Holdings, HSBC Bank USA, HNAH and HSBC USA Inc. (the ‘Nominal Corporate Defendants’) in New York state court against certain current and former directors and officers of those HSBC companies (the ‘Individual Defendants’). The complaint alleges that the Individual Defendants breached their fiduciary duties to the Nominal Corporate Defendants and caused a waste of corporate assets by allegedly permitting and/or causing the conduct underlying the US DPA. In November 2015, the New York state court granted the Nominal Corporate Defendants’ motion to dismiss. The plaintiff has appealed that decision.
In July 2014, a claim was filed in the Ontario Superior Court of Justice against HSBC Holdings and a former employee purportedly on behalf of a class of persons who purchased HSBC common shares and American Depositary Shares between July 2006 and July 2012. The complaint, which seeks monetary damages of up to CA$20bn, alleges that the defendants made statutory and common law misrepresentations in documents released by HSBC Holdings and its wholly owned subsidiary, HSBC Bank Canada, relating to HSBC’s compliance with BSA, AML, sanctions and other laws.
In November 2014, a complaint was filed in the US District Court for the Eastern District of New York on behalf of representatives of US persons alleged to have been killed or injured in Iraq between April 2004 and November 2011. The complaint was filed against HSBC Holdings, HSBC Bank plc, HSBC Bank USA and HSBC Bank Middle East, as well as other non-HSBC banks and the Islamic Republic of Iran. The plaintiffs allege that defendants violated the US Anti-Terrorism Act (‘US ATA’) by altering or falsifying payment messages involving Iran, Iranian parties and Iranian banks for transactions processed through the US. Defendants filed a motion to dismiss in May 2015.
In November 2015, a complaint was filed in the Illinois District Court on behalf of representatives of US persons alleged to have been killed or injured in terrorist attacks on three hotels in Amman, Jordan in 2005. The complaint was filed against HSBC Holdings, HSBC Bank USA, HNAH, HSI, HSBC Finance, HSBC USA Inc. and HSBC Bank Middle East, as well as a non-HSBC bank. The plaintiffs allege that the HSBC defendants violated the US ATA by failing to enforce due diligence methods to prevent its financial services from being used to support the terrorist attacks.
In February 2016, a complaint was filed in the US District Court for the Southern District of Texas by representatives of US persons alleged to have been killed or injured in Mexico by Mexican drug cartels. The complaint was filed against HSBC Holdings, HSBC Bank USA, HSBC México SA, and Grupo Financiero HSBC. The plaintiffs allege that defendants violated the US ATA by providing financial services to individuals and entities associated with the Mexican drug cartels. In June 2016, HSBC filed a motion to transfer the case to the New York District Court, and a motion to dismiss in respect of certain of the HSBC defendants.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these lawsuits, including the timing or any possible impact on HSBC, which could be significant.
Tax-related investigations
HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees, including those associated with HSBC Private Bank (Suisse) SA (‘HSBC Swiss Private Bank’) and an HSBC company in India, acted appropriately in relation to certain customers who had US tax reporting obligations. In connection with these investigations, HSBC Swiss Private Bank, with due regard for Swiss law, has produced records and other documents to the DoJ. In August 2013, the DoJ informed HSBC Swiss Private Bank that it was not eligible for the ‘Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks’ since a formal investigation had previously been authorised.
In addition, various tax administration, regulatory and law enforcement authorities around the world, including in Belgium, France, Argentina and India, are conducting investigations and reviews of HSBC Swiss Private Bank and other HSBC companies in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation. HSBC Swiss Private Bank has been placed under formal criminal examination by magistrates in both Belgium and France. In April 2015, HSBC Holdings was informed that it has been placed under formal criminal investigation by the French magistrates in connection with the conduct of HSBC Swiss Private Bank in 2006 and 2007 for alleged tax offences, and a €1bn bail was imposed. HSBC Holdings appealed the magistrates’ decision and, in June 2015, bail was reduced to €100m. The ultimate financial impact of this matter could differ significantly, however, from the bail amount of €100m. In March 2016, HSBC was informed that the French magistrates are of the view that they have completed their investigation with respect to HSBC Swiss Private Bank and HSBC Holdings, and have referred the matter to the public prosecutor for a recommendation on any potential charges to be brought.

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Notes on the Financial Statements (unaudited) (continued)

In November 2014, the Argentine tax authority initiated a criminal action against various individuals, including current and former HSBC employees. The criminal action includes allegations of tax evasion, conspiracy to launder undeclared funds and an unlawful association among HSBC Swiss Private Bank, HSBC Bank Argentina, HSBC Bank USA and certain HSBC employees, which allegedly enabled numerous HSBC customers to evade their Argentine tax obligations.
In February 2015, the Indian tax authority issued a summons and request for information to an HSBC company in India. In August 2015 and November 2015, HSBC companies received notices issued by two offices of the Indian tax authority, alleging that the Indian tax authority had sufficient evidence to initiate prosecution against HSBC Swiss Private Bank and its Dubai entity for abetting tax evasion of four different Indian individuals and/or families and requesting that the HSBC companies show why such prosecution should not be initiated.
HSBC is cooperating with the relevant authorities. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these investigations and reviews, which could be significant.
In light of the media attention regarding these matters, it is possible that other tax administration, regulatory or law enforcement authorities will also initiate or enlarge similar investigations or regulatory proceedings.
Mossack Fonseca & Co.
HSBC has received requests for information from various regulatory and law enforcement authorities around the world concerning persons and entities believed to be linked to Mossack Fonseca & Co., a service provider of personal investment companies. HSBC is cooperating with the relevant authorities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation
Various regulators and competition and law enforcement authorities around the world, including in the UK, the US, the EU and Switzerland, are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of Libor, Euribor and other benchmark interest rates. As certain HSBC companies are members of such panels, HSBC has been the subject of regulatory demands for information and is cooperating with those investigations and reviews.
In May 2014, HSBC received a Statement of Objections from the European Commission (the ‘Commission’), alleging anti-competitive practices in connection with the pricing of euro interest rate derivatives. The Statement of Objections sets out the Commission’s preliminary views and does not prejudge the final outcome of its investigation. HSBC responded to the Commission’s Statement of Objections in March 2015, and a hearing before the Commission took place in June 2015. A decision by the Commission is pending.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act (‘US CEA’), and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court.
The New York District Court has issued decisions dismissing certain of the claims in response to motions filed by the defendants. Those decisions resulted in the dismissal of the plaintiffs’ federal and state antitrust claims, racketeering claims, and unjust enrichment claims. Dismissal of certain of these claims was appealed to the US Court of Appeals for the Second Circuit, which reversed the New York District Court’s dismissal of plaintiffs’ antitrust claims in May 2016.
Euroyen Tokyo interbank offered rate (‘Tibor’) and/or Japanese yen Libor: In April 2012 and July 2015, HSBC and other panel banks were named as defendants in putative class actions filed in the New York District Court on behalf of persons who transacted in financial instruments allegedly related to the euroyen Tibor and/or Japanese yen Libor. The complaints allege, among other things, misconduct related to euroyen Tibor, although HSBC is not a member of the Japanese Bankers Association’s euroyen Tibor panel, as well as Japanese yen Libor, in violation of US antitrust laws, the US CEA, and state law. In May 2016, HSBC reached an agreement in principle with plaintiffs to resolve both of these actions, subject to court approval. The court granted preliminary approval of the settlement in June 2016, and HSBC made payment of the agreed settlement amount into an escrow account. The final settlement approval hearing is scheduled for November 2016.
Euribor: In November 2013, HSBC and other panel banks were named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in euro futures contracts and other financial instruments allegedly related to Euribor. The complaint alleges, among other things, misconduct related to Euribor in violation of US antitrust laws, the US CEA and state law. In May 2016, HSBC reached an agreement in principle with plaintiffs to resolve this action, subject to court approval.
Singapore Interbank Offered Rate (‘SIBOR’) and/or Singapore Swap Offer Rate (‘SOR’): In July 2016, HSBC and other panel banks were named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in products related to SIBOR and/or SOR. The complaint alleges, among other things, misconduct related to SIBOR and/or SOR in violation of US antitrust and racketeering laws, and state law. This matter is at an early stage.
US dollar International Swaps and Derivatives Association fix (‘ISDAfix’): In September 2014, HSBC and other panel banks were named as defendants in a number of putative class actions consolidated in the New York District Court on behalf of

HSBC HOLDINGS PLC

persons who transacted in interest rate derivatives or purchased or sold financial instruments that were either tied to ISDAfix rates or were executed shortly before, during, or after the time of the daily ISDAfix setting window. The consolidated complaint alleges, among other things, misconduct related to these activities in violation of US antitrust laws, the US CEA and state law. HSBC’s motion to dismiss the complaint was denied in March 2016.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.
Foreign exchange rate investigations and litigation
Various regulators and competition and law enforcement authorities around the world, including in the US, the EU, Brazil and South Korea, are conducting investigations and reviews into trading by HSBC and others on the foreign exchange markets. HSBC is cooperating with these investigations and reviews.
In May 2015, the DoJ resolved its investigations with respect to five non-HSBC financial institutions, four of whom agreed to plead guilty to criminal charges of conspiring to manipulate prices in the foreign exchange spot market, and resulting in the imposition of criminal fines in the aggregate of more than $2.5bn. Additional penalties were imposed at the same time by the FRB and other banking regulators. HSBC was not a party to these resolutions, and investigations into HSBC by the DoJ, FRB and others around the world continue.
In late 2013 and early 2014, HSBC and other banks were named as defendants in various putative class actions consolidated in the New York District Court. The consolidated complaint alleged, among other things, that the defendants conspired to manipulate the WM/Reuters foreign exchange benchmark rates. In September 2015, HSBC reached an agreement with plaintiffs to resolve the consolidated action, subject to court approval. In December 2015, the court granted preliminary approval of the settlement, and HSBC made payment of the agreed settlement amount into an escrow account. The court has not yet set a date for the final approval hearing.
In June 2015, a putative class action was filed in the New York District Court making similar allegations on behalf of Employee Retirement Income Security Act of 1974 (‘ERISA’) plan participants, and another complaint was filed in the US District Court for the Northern District of California in May 2015. HSBC filed a motion to transfer the California action to New York, which was granted in November 2015.
In September 2015, two additional putative class actions making similar allegations under Canadian law were issued in Canada against various HSBC companies and other financial institutions.
As at 30 June 2016, HSBC has recognised a provision in the amount of $1.2bn. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters. Due to uncertainties and limitations of these estimates, the ultimate penalties could differ significantly from the amount provided.
Precious metals fix-related investigations and litigation
Various regulators and competition and law enforcement authorities, including in the US and the EU, are conducting investigations and reviews relating to HSBC’s precious metals operations and trading. HSBC is cooperating with these investigations and reviews. In November 2014, the Antitrust Division and Criminal Fraud Section of the DoJ issued a document request to HSBC Holdings, seeking the voluntary production of certain documents in connection with a criminal investigation that the DoJ is conducting of alleged anti-competitive and manipulative conduct in precious metals trading. In January 2016, the Antitrust Division of the DoJ informed HSBC that it was closing its investigation; however, the Criminal Fraud Section’s investigation remains ongoing.
Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints allege that, from January 2004 to the present, defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. Defendants moved to dismiss the consolidated action and a hearing took place in April 2016.
In December 2015, a putative class action under Canadian law was filed in the Ontario Superior Court of Justice against various HSBC companies and other financial institutions. Plaintiffs allege that, from January 2004 to March 2014, defendants conspired to manipulate the price of gold and gold-related investment instruments in violation of the Canadian Competition Act and common law.
Silver: Beginning in July 2014, numerous putative class actions were filed in the US District Courts for the Southern and Eastern Districts of New York, naming HSBC and other members of The London Silver Market Fixing Ltd as defendants. The complaints allege that, from January 1999 to the present, defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. Defendants moved to dismiss the consolidated action and a hearing took place in April 2016.
In April 2016, two putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. Plaintiffs in both actions allege that, from January 1999 to August 2014, defendants conspired to manipulate the price of silver and silver-related investment instruments in violation of the Canadian Competition Act and common law. These actions are at an early stage.
Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

complaints allege that, from January 2008 to the present, defendants conspired to manipulate the price of platinum group metals (‘PGM’) and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. Defendants have moved to dismiss the action.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.
Credit default swap litigation
Various HSBC companies, among other financial institutions, ISDA, and Markit, were named as defendants in numerous putative class actions filed in the New York District Court and the Illinois District Court. The actions alleged that the defendants, violated US antitrust laws by, among other things, conspiring to restrict access to credit default swap pricing exchanges and block new entrants into the exchange market. The actions were subsequently consolidated in the New York District Court. In September 2015, the HSBC defendants reached an agreement with plaintiffs to resolve the consolidated action, and final court approval of that settlement was granted in April 2016.
Interest rate swap litigation
In February 2016, various HSBC companies, among others, were added as defendants to a pending putative class action filed in the New York District Court. The amended complaint, along with other complaints filed in the New York District Court and the Illinois District Court, alleged that the defendants violated US antitrust laws by, among other things, conspiring to boycott and eliminate various entities and practices that would have brought exchange trading to buy‐side investors in the interest rate swaps marketplace. In June 2016, the actions were consolidated in the New York District Court. This matter is at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Economic plans: HSBC Bank Brasil S.A.
In the mid-1980s and early 1990s, certain economic plans were introduced by the government of Brazil to reduce escalating inflation. The implementation of these plans adversely impacted savings account holders, thousands of which consequently commenced legal proceedings against financial institutions in Brazil, including HSBC Bank Brasil S.A. (‘HSBC Brazil’), alleging, among other things, that savings account balances were adjusted by a different price index than that contractually agreed, which caused them a loss of income. Certain of these cases have reached the Brazilian Supreme Court. The Supreme Court has suspended all cases pending before lower courts until it delivers a final judgement on the constitutionality of the changes resulting from the economic plans. It is anticipated that the outcome of the Supreme Court’s final judgement will set a precedent for all cases pending before the lower courts. Separately, the Brazilian Superior Civil Court is considering matters relating to, among other things, contractual and punitive interest rates to be applied to calculate any loss of income.
In July 2016, HSBC completed the sale of HSBC Brazil to Banco Bradesco S.A. (see Note 11).
Fédération Internationale de Football Association (‘FIFA’) related investigations
HSBC has received inquiries from the DoJ regarding its banking relationships with certain individuals and entities that are or may be associated with FIFA. The DoJ is investigating whether multiple financial institutions, including HSBC, permitted the processing of suspicious or otherwise improper transactions, or failed to observe applicable AML laws and regulations. HSBC is cooperating with the DoJ’s investigation.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Hiring practices investigation
The US Securities and Exchange Commission (the ‘SEC’) is investigating multiple financial institutions, including HSBC, in relation to hiring practices of candidates referred by or related to government officials or employees of state-owned enterprises in Asia-Pacific. HSBC has received various requests for information and is cooperating with the SEC’s investigation.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

HSBC HOLDINGS PLC

20	Goodwill impairment
Impairment testing
As described on page 407 of the Annual Report and Accounts 2015, we test goodwill for impairment at 1 July each year and whenever there is an indication that goodwill may be impaired. At 30 June 2016, we reviewed the inputs used in our most recent impairment test in the light of current economic and market conditions, and identified indicators of impairment for two cash-generating units (‘CGUs’) disclosed as sensitive in the Annual Report and Accounts 2015.
The indicators related to the perceived increase in the cost of equity for UK and European banks following the UK electorate’s vote to leave the European Union (‘EU’), and current business performance, as well as the continued reshaping of our Global Private Banking business in Europe. As a result, impairment tests were performed for Global Private Banking – Europe and Global Banking and Markets – Europe at 30 June 2016. The key assumptions and the results of the tests are included in the disclosure below. There were no indicators of impairment in respect of our other CGUs.
The discount rates used for Global Private Banking – Europe and Global Banking and Markets – Europe include a 100bps uplift to reflect the increased risk in European markets following the UK’s referendum on membership of the EU. Given the proximity of the referendum to the end of 1H16 and the subsequent market volatility, the adjustment represents management’s judgement based on the latest available information, including the latest broker reports. Furthermore, the tests were based on recently updated internal forecasts, which include a preliminary assessment of the impact of the referendum result but may change. Finally, the structure of the Global Private Banking business continues to evolve and this could also impact future tests. All these factors could impact the headroom of these two CGUs in the future.
Impairment test results

	Carrying amount1	Value in use	Headroom/ (impairment)	Discount rate	Nominal growth rate beyond initial cash flow projections
Cash-generating unit	$bn	$bn	$bn	%	%

Global Private Banking – Europe	4.4	3.6	(0.8)	9.7	2.8
Global Banking and Markets – Europe	18.9	22.7	3.8	10.7	3.8

1	Included in the carrying amounts of $4.4bn and $18.9bn is goodwill of $3.3bn and $2.6bn respectively.
As shown above, the Group’s Global Private Banking – Europe goodwill balance was impaired by $752m. This is in addition to a $48m goodwill impairment charge recognised on certain Global Private Banking – Europe assets classified as held for sale. These amounts have been recognised in the income statement as an impairment loss within ‘Amortisation and impairment of intangible assets and goodwill’. The previous value in use amounts for Global Banking and Markets – Europe and Global Private Banking – Europe are disclosed on page 410 of the Annual Report and Accounts 2015. Due to the impairment recognised, Global Private Banking – Europe had nil headroom at 30 June 2016 and therefore any negative movement in the current assumptions would result in the recognition of a further impairment.
Sensitivities of key assumptions in calculating VIU
At 30 June 2016, Global Banking and Markets – Europe was sensitive to reasonably possible changes in the key assumptions supporting the recoverable amount. In making an estimate of reasonably possible changes to assumptions, management considers the available evidence in respect of each input to the model. These include the external range of observable discount rates, historical performance against forecast, and risks attaching to the key assumptions underlying cash flow projections.
Reasonably possible changes in key assumptions

Cash-generating unit	Input	Key assumptions	Associated risks	Reasonably possible change
Global Private Banking – Europe	Cash flow projections	• Achievement of planned strategic repositioning.	• Challenges achieving strategic repositioning.	• A negative change in any assumption would result in an additional impairment.
		• Level of assets under management.	• Lower than expected growth in assets under management. •
• Return on assets.
• Level of interest rates.
• Cost savings from recent investment in new platforms.
	Discount rate	• Discount rate used is a reasonable estimate of a suitable market rate for the profile of the business.	• External evidence arises to suggest that the rate used is not appropriate to the business.
	Long-term growth rates	• Business growth will reflect GDP growth rates in the long term.	• Growth does not match GDP, or GDP forecasts fall.
Global Banking and Markets – Europe	Cash flow projections	• Level of interest rates.		• Cash flow projections decrease by 20%.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

	• Recovery of European markets over the forecast period.	• Lower than expected growth in key markets.
• The impact of regulatory changes, including the ring fencing of the UK retail bank.
Discount rate	• Discount rate used is a reasonable estimate of a suitable market rate for the profile of the business.	• External evidence arises to suggest that the rate used is not appropriate to the business.	• Discount rate increases by 100 basis points.
Long-term growth rates	• Business growth will reflect GDP growth rates in the long term.	• Growth does not match GDP, or GDP forecasts fall.	• Real GDP growth does not occur or is not reflected in performance.

The following table presents the change required to individual current assumptions for Global Banking and Markets – Europe to reduce headroom to nil (break even).
Changes to current assumptions to achieve nil headroom

	Increase/(decrease)
	Discount rate	Cash flow	Long-term growth rate
	bps	%	bps
Cash-generating unit
Global Banking and Markets – Europe	139	(16.7)	(177)

21	Transactions with related parties
There were no changes in the related party transactions described in the Annual Report and Accounts 2015 that have had a material effect on the financial position or performance of HSBC in the half-year to 30 June 2016. All related party transactions that took place in the half-year to 30 June 2016 were similar in nature to those disclosed in the Annual Report and Accounts 2015.

22	Events after the balance sheet date
On 1 July 2016, we sold our operations in Brazil, comprising HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda. (collectively ‘HSBC Brazil’), to Banco Bradesco S.A. for cash consideration of $4.9bn and recognised a loss on disposal of $1.7bn. HSBC Brazil was classified as held for sale at 30 June 2016 (see Note 11).
On 3 August 2016, the Board approved a share buy-back programme of up to $2.5bn.
A second interim dividend for the financial year ending 31 December 2016 was declared by the Directors on 3 August 2016, as described in Note 2.

23	Interim Report 2016 and statutory accounts
The information in this Interim Report 2016 is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. This Interim Report 2016 was approved by the Board of Directors on 3 August 2016. The statutory accounts of HSBC Holdings for the year ended 31 December 2015 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The Group’s auditor, PricewaterhouseCoopers LLP (‘PwC’) has reported on those accounts. Its report was unqualified, did not include a reference to any matters to which PwC drew attention by way of emphasis without qualifying their report and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

HSBC HOLDINGS PLC

Shareholder information

Shareholder information
1	Directors’ interests	147	9	Final results	152
2	Employee share plans	150	10	Corporate governance	152
3	Notifiable interests in share capital	151	11	Changes in Directors’ details	152
4	Dealings in HSBC Holdings listed securities	151	12	Going concern basis	153
5	First interim dividend for 2016	151	13	Telephone and online share dealing service	153
6	Second interim dividend for 2016	151	14	Stock symbols	153
7	Proposed interim dividends for 2016	152	15	Copies of the Interim Report 2016 and shareholder enquiries
8	Earnings release	152		and communications	154

1	Directors’ interests
According to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, at 30 June 2016 the Directors of HSBC Holdings had the following interests, all beneficial unless otherwise stated, in the shares or debentures of HSBC and its associates:
Directors’ interests – shares and debentures

			At 30 Jun 2016
	Footnotes	At 1 Jan 2016	Beneficial owner	Child under 18 or spouse	Jointly with another person	Trustee	Total interests1
HSBC Holdings ordinary shares

Phillip Ameen	3	5,000	5,000	—	—	—	5,000
Kathleen Casey	3	3,540	8,260	—	—	—	8,260
Laura Cha		5,200	5,200	—	—	—	5,200
Henri de Castries		—	15,491	—	—	—	15,491
Lord Evans of Weardale		7,416	7,416	—	—	—	7,416
Joachim Faber		45,778	66,605	—	—	—	66,605
Douglas Flint		401,450	401,796	—	—	—	401,796
Stuart Gulliver		2,861,265	3,056,229	176,885	—	—	3,233,114
Sam Laidlaw		38,012	37,795	—	—	1,416[2]	39,211
Irene Lee		—	10,000	—	—	—	10,000
John Lipsky	3	16,165	16,165	—	—	—	16,165
Rachel Lomax		18,900	18,900	—	—	—	18,900
Iain Mackay		223,872	370,489	—	—	—	370,489
Heidi Miller	3	3,695	3,815	—	—	—	3,815
Marc Moses		624,643	762,161	—	—	—	762,161
David Nish		—	—	50,000	—	—	50,000
Jonathan Symonds		21,771	16,886	4,885	—	—	21,771
Pauline van der Meer Mohr		—	7,000	—	—	—	7,000
Paul Walsh		—	5,000	—	—	—	5,000

1
Details of executive Directors’ other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings savings-related share option plans and the HSBC Share Plan 2011 are set out on the following pages. At 30 June 2016, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares, including interests arising through employee share plans, were: Douglas Flint – 404,715; Stuart Gulliver – 6,330,295; Iain Mackay – 1,804,677; and Marc Moses – 2,489,059. Each Director’s total interests represent less than 1% of the shares in issue.

2	Non-beneficial.

3
Interests in American Depositary Shares (‘ADS’), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.

HSBC HOLDINGS PLC

Shareholder information (continued)

Savings-related share option plans and the HSBC Share Plan 2011
HSBC Holdings savings-related share option plans

					HSBC Holdings ordinary shares
					Held at	Held at
	Date of award	Exercise price (£)	Exercisable		1 Jan	30 Jun
			from	until	2016	2016

Douglas Flint	23 Sep 2014	5.1887	1 Nov 2019	1 May 2020	2,919	2,919

Iain Mackay	23 Sep 2014	5.1887	1 Nov 2017	1 May 2018	3,469	3,469
There are no performance criteria conditional upon which the outstanding options are exercisable and there have been no variations to the terms and conditions since the awards were made. See page 150 for more details on the HSBC Holdings savings-related share option plans. The market value per ordinary share at 30 June 2016 was £4.66. The highest and lowest market values per ordinary share during the half-year to 30 June 2016 were £5.22 and £4.16. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled equity derivatives.

Awards of Restricted Shares
HSBC Share Plan 2011
Vesting of Restricted Share awards is normally subject to the Director remaining an employee on the vesting date. The awards may vest at an earlier date in certain circumstances. Under the Securities and Futures Ordinance of Hong Kong, interests in Restricted Share awards are categorised as the interests of the beneficial owner.

				HSBC Holdings ordinary shares
	Date of award		Year in which awards may vest	Awards held at	Awards made during the period to 30 Jun 2016		Awards vested during the period to 30 Jun 2016		Awards held at
		Footnotes		1 Jan 2016	Number	Monetary value	Number	Monetary value	30 Jun 20161
						£000		£000

Stuart Gulliver	11 Mar 2013	2	2018	92,185	—	—	—	—	95,205
	10 Mar 2014	3	2015-2017	66,016	—	—	34,340	153	33,871
	2 Mar 2015	4	2016-2018	71,004	—	—	24,210	110	49,154
	29 Feb 2016	5	2016	—	45,897	211	45,897	211	—
	29 Feb 2016	6	2017-2019	—	68,845	317	—	—	71,099

Iain Mackay	11 Mar 2013	2	2018	63,730	—	—	—	—	65,817
	10 Mar 2014	3	2015-2017	38,671	—	—	20,116	90	19,841
	2 Mar 2015	4	2016-2018	47,717	—	—	16,270	74	33,033
	29 Feb 2016	5	2016	—	45,704	210	45,704	210	—
	29 Feb 2016	6	2017-2019	—	68,556	315	—	—	70,801

Marc Moses	11 Mar 2013	2	2018	61,917	—	—	—	—	63,945
	10 Mar 2014	3	2015-2017	38,668	—	—	20,114	90	19,839
	2 Mar 2015	4	2016-2018	56,893	—	—	19,399	88	39,386
	29 Feb 2016	5	2016	—	35,376	163	35,376	163	—
	29 Feb 2016	6	2017-2019	—	53,065	244	—	—	54,802

1	Includes additional shares arising from scrip dividends.

2	Vesting of these awards is subject to satisfactory completion of the Deferred Prosecution Agreement with the US Department of Justice.

3
At the date of the award, 10 March 2014, the market value per share was £6.16. These deferred awards are subject to a six-month retention period upon vesting. On 10 March 2016, the second anniversary of the award, a further 33% of the award vested. On that date the market value per share was £4.46. The balance of the award will vest on the third anniversary of the award.

4
At the date of the award, 2 March 2015, the market value per share was £5.83. These deferred awards are subject to a six-month retention period upon vesting. On 14 March 2016, following the first anniversary of the award, 33% of the award vested. On that date the market value per share was £4.53. On the second anniversary of the award a further 33% of the award will vest and the balance will vest on the third anniversary of the award.

5	The non-deferred award vested immediately on 29 February 2016. The shares (net of tax) are subject to a six-month retention period. At the date of vesting, the market value per share was £4.60.

6
At the date of the award, 29 February 2016, the market value per share was £4.60. These deferred awards are subject to a six-month retention period upon vesting. On the first anniversary of the award 33% of the award will vest, a further 33% of the award will vest on the second anniversary and the balance will vest on the third anniversary of the award.

HSBC HOLDINGS PLC

Conditional awards under the Group Performance Share Plan
HSBC Share Plan 2011
The Group Performance Share Plan (‘GPSP’) is a long-term incentive plan governed by the rules of the HSBC Share Plan 2011. Vesting of GPSP awards is normally subject to the Director remaining an employee on the vesting date. Any shares (net of tax) which the Director becomes entitled to on the vesting date are subject to a retention requirement until cessation of employment. Under the Securities and Futures Ordinance of Hong Kong, interests in awards are categorised as beneficial.

				HSBC Holdings ordinary shares
	Date of award		Year in which awards may vest	Awards held at	Awards made during the period to 30 Jun 2016		Awards vested during the period to 30 Jun 2016		Awards held at
		Footnotes		1 Jan 2016	Number	Monetary value	Number	Monetary value	30 Jun 20161
						£000		£000

Stuart Gulliver	23 Jun 2011	2	2016	482,292	—	—	498,322	2,257	—
	12 Mar 2012		2017	818,298	—	—	—	—	845,098
	11 Mar 2013		2018	472,750	—	—	—	—	488,234
	10 Mar 2014		2019	657,621	—	—	—	—	679,159
	2 Mar 2015		2020	387,638	—	—	—	—	400,334
	29 Feb 2016	3	2021	—	421,232	1,938	—	—	435,027

Iain Mackay	23 Jun 2011	2	2016	134,836	—	—	139,318	631	—
	12 Mar 2012		2017	152,748	—	—	—	—	157,751
	11 Mar 2013		2018	220,617	—	—	—	—	227,842
	10 Mar 2014		2019	385,215	—	—	—	—	397,831
	2 Mar 2015		2020	207,632	—	—	—	—	214,432
	29 Feb 2016	3	2021	—	235,654	1,084	—	—	243,371

Marc Moses	23 Jun 2011	2	2016	125,190	—	—	129,351	586	—
	12 Mar 2012		2017	425,514	—	—	—	—	439,450
	11 Mar 2013		2018	245,829	—	—	—	—	253,881
	10 Mar 2014		2019	385,177	—	—	—	—	397,792
	2 Mar 2015		2020	207,632	—	—	—	—	214,432
	29 Feb 2016	3	2021	—	235,654	1,084	—	—	243,371

1	Includes additional shares arising from scrip dividends.

2	On 15 March 2016, the deferred awards granted in 2011 vested. On that date the market value per share was £4.53.

3	At the date of award, 29 February 2016, the market value per share was £4.60.
No Directors held any short position (as defined in the Securities and Futures Ordinance of Hong Kong) in the shares or debentures of HSBC Holdings and its associated corporations. Save as stated above, none of the Directors had an interest in any shares or debentures of HSBC Holdings or any associates at the beginning or at the end of the period, and none of the Directors or members of their immediate families were awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the period. Since 30 June 2016, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:
Increase in Directors’ interests since 30 June 2016

	HSBC Holdings ordinary shares	Footnotes
Beneficial owner

Kathleen Casey	130	1, 2
Henri de Castries	244	2
Douglas Flint	108	3
Stuart Gulliver	48,938	4
Sam Laidlaw	597	2
Iain Mackay	22,607	4
Heidi Miller	60	1, 2
Marc Moses	27,286	4
Paul Walsh	79	2

1	Comprises interests in ADSs, which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.

2	Additional shares arising from scrip dividends.

3
Comprises the acquisition of shares in the HSBC Holdings UK Share Incentive Plan through regular monthly contributions (30 shares) and the automatic reinvestment of dividend income on shares held in the HSBC Holdings UK Share Incentive Plan (78 shares).

4	Comprises scrip dividend on Restricted Share awards and GPSP awards granted under the HSBC Share Plan 2011.

HSBC HOLDINGS PLC

Shareholder information (continued)

2	Employee share plans
Share options and discretionary awards of shares are granted under HSBC share plans to help align the interests of employees with those of shareholders. The following are particulars of outstanding options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted for nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled by HSBC during the period.
A summary, for each plan, of the total number of options which were granted, exercised or lapsed during the period is shown in the following tables. Particulars of options held by Directors of HSBC Holdings are set out on page 147. Further details required to be disclosed pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are available on our website at www.hsbc.com, and on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk. Copies may be obtained upon request from the Group Company Secretary, 8 Canada Square, London E14 5HQ.
All-employee share plans
The HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International are all-employee share plans under which eligible employees have been granted options to acquire HSBC Holdings ordinary shares. There will be no further grant of options under the HSBC Holdings Savings-Related Share Option Plan: International; the final grant was in 2012. The HSBC International Employee Share Purchase Plan was introduced in 2013 and now includes employees based in 25 jurisdictions.
For options granted under the HSBC Holdings Savings-Related Option Plan, employees make contributions of up to £500 each month over a period of three or five years which may be used within six months following the third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. Alternatively, the employee may elect to have the savings, plus (where applicable) any interest or bonus, repaid in cash. In the case of redundancy, retirement including on grounds of injury or ill health, the transfer of the employing business to another party, or a change of control of the employing company, options may be exercised before completion of the relevant savings contract. In certain circumstances, the exercise period of options granted under the all-employee share plans may be extended, for example, on the death of a participant the executors may exercise the option up to six months beyond the normal exercise period.
The terms set out in the preceding paragraph also applied to options granted up to April 2012 under the HSBC Holdings Savings-Related Share Option Plan: International with the exception that contributions were capped at the equivalent of £250.
Under the HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International the option exercise price has been determined by reference to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, then applying a discount of 20%. Where applicable, the US dollar, Hong Kong dollar and euro exercise prices were converted from the sterling exercise price at the applicable exchange rate on the working day preceding the relevant invitation date. The HSBC Holdings Savings-Related Share Option Plan will terminate on 23 May 2025 unless the Directors resolve to terminate the plan at an earlier date.
HSBC Holdings All-employee Share Option Plans

							HSBC Holdings ordinary shares
Dates of award		Exercise price		Exercisable			At 1 Jan 2016	Granted in period	Exercised in period	Lapsed in period	At 30 Jun 2016
from	to	from	to	from	to	Footnotes

Savings-Related Share Option Plan						1

21 Apr 2010	22 Sep 2015	(£) 4.0472	(£) 5.4738	1 Aug 2015	30 April 2021		71,709,819	—	951,619	8,930,274	61,827,926

Savings-Related Share Option Plan: International						2

21 Apr 2010	24 Apr 2012	(£) 4.4621	(£) 5.4573	1 Aug 2014	31 Jan 2018		1,130,991	—	333,065	258,887	539,039

21 Apr 2010	24 Apr 2012	($) 7.1456	($) 8.2094	1 Aug 2014	31 Jan 2018		665,445	—	13,569	415,504	236,372

21 Apr 2010	24 Apr 2012	(€) 5.3532	(€) 6.0657	1 Aug 2015	31 Jan 2018		153,610	—	23,777	19,553	110,280

21 Apr 2010	24 Apr 2012	(HK$) 55.4701	(HK$) 63.9864	1 Aug 2015	31 Jan 2018		1,114,830	—	60,141	505,889	548,800

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £4.79.

2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £4.91.

HSBC HOLDINGS PLC

3	Notifiable interests in share capital
At 30 June 2016, HSBC Holdings had received the following notification of major holdings of voting rights pursuant to the requirements of Rule 5 of the Disclosure Guidance and Transparency Rules:

•
BlackRock, Inc. gave notice on 24 May 2016 that on 23 May 2016 it had an indirect interest in HSBC Holdings ordinary shares of 1,141,129,047; qualifying financial instruments with 19,267,029 voting rights that may be acquired if the instruments are exercised or converted; and financial instruments with similar economic effect to qualifying financial instruments which refer to 7,029,186 voting rights, each representing 5.75%, 0.09% and 0.03%, respectively, of the total voting rights at that date.

At 30 June 2016, as recorded in the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong:

•
JPMorgan Chase & Co. gave notice on 25 May 2016 that on 23 May 2016 it had the following interests in HSBC Holdings ordinary shares: a long position of 930,672,268 shares; a short position of 159,394,496 shares; and a lending pool of 536,945,956 shares, each representing 4.69%, 0.80% and 2.71%, respectively, of the ordinary shares in issue at that date. Since 30 June 2016, JPMorgan Chase & Co. gave notice on 6 July 2016 that on 1 July 2016 it had the following interests in HSBC Holdings ordinary shares: a long position of 972,489,499 shares; a short position of 224,324,049 shares; and a lending pool of 509,817,402 shares, each representing 4.90%, 1.13% and 2.57%, respectively, of the ordinary shares in issue at that date.

•
BlackRock, Inc. gave notice on 23 May 2016 that on 19 May 2016 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,285,704,498 shares and a short position of 5,613,912 representing 6.49% and 0.03%, respectively, of the ordinary shares in issue at that date.

4	Dealings in HSBC Holdings listed securities
Except for dealings as intermediaries by subsidiaries of HSBC Holdings, neither HSBC Holdings nor any of its subsidiaries purchased, sold or redeemed any of its securities listed on the Stock Exchange of Hong Kong Limited during the half-year ended 30 June 2016.

5	First interim dividend for 2016
The first interim dividend for 2016 of $0.10 per ordinary share was paid on 6 July 2016.

6	Second interim dividend for 2016
On 3 August 2016, the Directors declared a second interim dividend for 2016 of $0.10 per ordinary share. It will be payable on 28 September 2016 to holders of record on 12 August 2016 on the Principal Register in the United Kingdom, and the Hong Kong and Bermuda Overseas Branch Registers. The dividend will be payable in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 19 September 2016. A scrip dividend will also be offered. Particulars of these arrangements will be sent to shareholders on or about 25 August 2016 and elections must be received by 14 September 2016.
The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 28 September 2016 to the holders of record on 12 August 2016. The dividend will be payable by Euroclear France in euros, at the forward exchange rate quoted by HSBC France on 19 September 2016, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 5 August 2016, 19 August 2016 and 19 September 2016.
The dividend will be payable on American Depositary Shares (‘ADS’), each of which represents five ordinary shares, on 28 September 2016 to holders of record on 12 August 2016. The dividend of $0.50 per ADS will be payable by the depositary in US dollars or as a scrip dividend of new ADSs. Elections must be received by the depositary on or before 9 September 2016. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary.
Ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 11 August 2016. The ADSs will be quoted ex-dividend in New York on 10 August 2016.
Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar, the Hong Kong or Bermuda Branch Registrar should do so before 4.00pm local time on 12 August 2016 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 12 August 2016. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 11 August 2016.
Transfers of ADSs must be lodged with the depositary by 12 noon on 12 August 2016 in order to receive the dividend.

HSBC HOLDINGS PLC

Shareholder information (continued)

7	Proposed interim dividends for 2016
The Board has adopted a policy of paying quarterly dividends on the ordinary shares, under which it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for dividends payable on the ordinary shares in respect of 2016 that have not yet been declared are as follows:

	Footnotes	Third interim dividend for 2016	Fourth interim dividend for 2016

Announcement		3 Oct 2016	21 Feb 2017
ADSs quoted ex-dividend in New York		19 Oct 2016	22 Feb 2017
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda		20 Oct 2016	23 Feb 2017
Record date in London, Hong Kong, New York, Paris and Bermuda	1	21 Oct 2016	24 Feb 2017
Payment date		6 Dec 2016	6 Apr 2017

1	Removals from or transfers to the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register will not be permitted on these dates.

8	Earnings release
An earnings release for the three-month period ending 30 September 2016 is expected to be issued on 7 November 2016.

9	Final results
The results for the year to 31 December 2016 are expected to be announced on 21 February 2017.

10	Corporate governance
Throughout the six months to 30 June 2016, HSBC Holdings has complied with the applicable code provisions of: The UK Corporate Governance Code issued by the Financial Reporting Council in September 2014; and the Hong Kong Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited1. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.
The Board has adopted a dealing code for transactions in HSBC Group securities by Directors (‘Code for Dealing in HSBC Group Securities’). For the period under review, this code met the requirements of the FCA Listing Rules and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Rules which take into account accepted practices in the UK, particularly in respect of employee share plans.
Following specific enquiry, each Director has confirmed that he or she has complied with the Code for Dealing throughout the period. All Directors have been routinely reminded of their obligations under the Code for Dealing in HSBC Group Securities.
There have been no material changes to the information disclosed in the Annual Report and Accounts 2015 in respect of the remuneration of employees, remuneration policies, bonus and share option plans and training schemes. Details of the number of employees are provided on page 28.

1
The Group Risk Committee is responsible for the oversight of internal control (other than internal controls over financial reporting) and risk management systems (Hong Kong Corporate Governance Code provision C.3.3 paragraphs (f), (g) and (h)). In the absence of the Group Risk Committee, these matters would be the responsibility of the Group Audit Committee.

11	Changes in Directors’ details
Changes in Directors’ details since the date of the Annual Report and Accounts 2015 which are required to be disclosed pursuant to Rule 13.51(2) and Rule 13.51B(1) of the Hong Kong Listing Rules are set out below.
David Nish, 56
Independent non-executive Director
Appointed to the Board: 1 May 2016.
Member of the Group Audit Committee since 1 May 2016.
Skills and experience: David served as Chief Executive Officer of Standard Life plc between 2010 and 2015, having joined as Group Finance Director in 2006. David led the investment in technology, the complementary acquisitions and the disposal of the group’s Canadian operations. Other former appointments include Group Finance Director of Scottish Power plc and partner of Price Waterhouse. He is a qualified chartered accountant.
Current appointments include: A non-executive director of Vodafone Group plc, London Stock Exchange Group plc, UK Green Investment Bank plc and Zurich Insurance Group.

HSBC HOLDINGS PLC

Henri de Castries
Henri de Castries will step down from his position as Chairman and CEO of AXA from 1 September 2016.
Douglas Flint
Mentor at Chairman Mentors International (CMi) since the end of May 2016.
Sam Laidlaw
Chair of the Saïd Business School’s Business Advisory Council and a member of its School Board since 27 June 2016.
Rachel Lomax
Member of the Group Audit Committee until 20 April 2016.
Pauline van der Meer Mohr
Member of the Group Nomination Committee since 22 April 2016.
Paul Walsh
Member of the Group Nomination Committee since 1 May 2016.
Irene Lee
Member of the Risk Committee and Chairman of the Audit Committee for The Hongkong and Shanghai Banking Corporation Limited since 18 April 2016.
Rona Fairhead and Sir Simon Robertson retired from the Board at the conclusion of the HSBC Holdings AGM on 22 April 2016.

12	Going concern basis
As mentioned in Note 1 Basis of preparation on page 115, the financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows and capital resources.
In particular, HSBC’s principal activities, business and operating models, strategic direction and top and emerging risks are addressed in the ‘Overview’ section; a financial summary, including a review of the consolidated income statement and consolidated balance sheet, is provided in the ‘Interim Management Report’ section; HSBC’s objectives, policies and processes for managing credit, liquidity and market risk are described in the ‘Risk’ section of the Annual Report and Accounts 2015; and HSBC’s approach to capital management and allocation is described in the ‘Capital’ section of the Annual Report and Accounts 2015.

13	Telephone and online share dealing service
For shareholders on the Principal Register who are resident in the UK, with a UK postal address, and who hold an HSBC Bank plc personal current account, the HSBC InvestDirect share dealing service is available for buying and selling HSBC Holdings ordinary shares. Details are available from: HSBC InvestDirect, Forum 1, Parkway, Whiteley PO15 7PA; or UK telephone: 03456 080848, or from an overseas telephone: +44 (0) 1226 261090; or website: www.hsbc.co.uk/shares.

14	Stock symbols
HSBC Holdings plc ordinary shares trade under the following stock symbols:
London Stock Exchange    HSBA
Hong Kong Stock Exchange    5
New York Stock Exchange (ADSs)    HSBC
Euronext Paris    HSB
Bermuda Stock Exchange    HSBC.BH

HSBC HOLDINGS PLC

Shareholder information (continued)

15	Copies of the Interim Report 2016 and shareholder enquiries and communications
Further copies of the Interim Report 2016 may be obtained from External Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; or from Investor Relations, HSBC North America, 1421 West Shure Drive, Suite 100, Arlington Heights, Illinois 60004. The Interim Report 2016 may also be downloaded from the HSBC website, www.hsbc.com.
Shareholders may at any time choose to receive corporate communications in printed form or to receive notifications of their availability on HSBC’s website. To receive future notifications of the availability of a corporate communication on HSBC’s website by email, or to revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you provide an email address to receive electronic communications from HSBC, we will also send notifications of your dividend entitlements by email. If you received a notification of the availability of this document on HSBC’s website and would like to receive a printed copy of it or, if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrar at the address given below. Printed copies will be provided without charge.
Any enquiries relating to your shareholdings on the share register, for example transfers of shares, change of name or address, lost share certificates or dividend cheques, should be sent to the Registrar at the address given below. The Registrar offers an online facility, Investor Centre, which enables shareholders to manage their shareholding electronically.

Principal Register	Hong Kong Overseas Branch Register	Bermuda Overseas Branch Register

Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ United Kingdom	Computershare Hong Kong Investor Services Limited Rooms 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Hong Kong	Investor Relations Team HSBC Bank Bermuda Limited 6 Front Street Hamilton HM 11 Bermuda
Telephone: +44 (0) 370 702 0137 Email via website: www.investorcentre.co.uk/contactus Investor Centre: www.investorcentre.co.uk	Telephone: +852 2862 8555 Email: hsbc.ecom@computershare.com.hk Investor Centre: www.investorcentre.com/hk	Telephone: +1 441 299 6737 Email: hbbm.shareholder.services@hsbc.bm Investor Centre: www.investorcentre.co.uk/bm
Any enquiries relating to ADSs should be sent to the depositary at:

The Bank of New York Mellon Depositary Receipts PO Box 30170 College Station, TX 77842-3170 USA	Telephone (US): +1 877 283 5786 Telephone (international): +1 201 680 6825 Email: shrrelations@bnymellon.com Website: www.computershare.com/us/contact/pages/default.aspx
Any enquiries relating to shares held through Euroclear France, the settlement and central depositary system for NYSE Euronext Paris, should be sent to the paying agent:

HSBC France 103, avenue des Champs Elysées 75419 Paris Cedex 08 France	Telephone: +33 1 40 70 22 56 Email: ost-agence-des-titres-hsbc-reims.hbfr-do@hsbc.fr Website: www.hsbc.fr
A Chinese translation of this and future documents may be obtained on request from the Registrar. Please also contact the Registrar if you have received a Chinese translation of this document and do not wish to receive such translations in future.
Persons whose shares are held on their behalf by another person may have been nominated to receive communications from HSBC pursuant to section 146 of the UK Companies Act 2006 (‘nominated person’). The main point of contact for a nominated person remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to a nominated person’s personal details and holding (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC’s Registrar. The only exception is where HSBC, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.

HSBC HOLDINGS PLC

Abbreviations

Abbreviation	Brief description
1H15	First half of 2015
1H16	First half of 2016
1Q15	First quarter of 2015
1Q16	First quarter of 2016
2H15	Second half of 2015
2Q15	Second quarter of 2015
2Q16	Second quarter of 2016
A
ABS	Asset-backed security
ADS	American Depositary Share
AFS	Available for sale
AIEA	Average interest-earning assets
AML	Anti-money laundering
ARM	Adjustable-rate mortgage
AT1	Additional tier 1
B
Basel Committee	Basel Committee on Banking Supervision
Basel III	Basel Committee’s reforms to strengthen global capital and liquidity rules
Bps	Basis points. One basis point is equal to one hundredth of a percentage point
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
BRRD	Bank Recovery and Resolution Directive (EU)
BSA	Bank Secrecy Act (US)
BSM	Balance Sheet Management
BVI	British Virgin Islands
C
CA$	Canadian dollars
CAPM	Capital asset pricing model
CCAR	Federal Reserve Comprehensive Capital Analysis and Review
CCB	Capital conservation buffer
CCP	Central counterparty
CCR	Counterparty credit risk
CCyB	Countercyclical capital buffer
CEA	Commodity Exchange Act (US)
CET1	Common equity tier 1
CGUs	Cash-generating units
CIUs	Collective investment undertakings
CMB	Commercial Banking, a global business
CMC	Capital maintenance charge
CML	Consumer and Mortgage Lending (US)
CRD	Capital Requirements Directive
CRR	Capital Requirements Regulation
CRS	Card and Retail Services
CVA	Credit valuation adjustment
D
DFAST	Dodd-Frank Act Stress Testing
DoJ	Department of Justice (US)
DPA	Deferred prosecution agreement (US)
DPF	Discretionary participation feature of insurance and investment contracts
DVA	Debit value adjustment
E
EBA	European Banking Authority
EU	European Union
Euribor	European Interbank Offered Rate
F
FCA	Financial Conduct Authority (UK)

HSBC HOLDINGS PLC

Shareholder information (continued)

FOS	Financial Ombudsman Service
FPC	Financial Policy Committee (UK)
FRB	Federal Reserve Board (US)
FTE	Full-time equivalent staff
FuM	Funds under management
G
GB&M	Global Banking and Markets, a global business
GDP	Gross domestic product
GLCM	Global Liquidity and Cash Management
GPB	Global Private Banking, a global business
GPSP	Group Performance Share Plan
Group	HSBC Holdings together with its subsidiary undertakings
G-SIB	Global systemically important bank
G-SII	Global systemically important institution
GTRF	Global Trade and Receivables Finance
H
HK$	Hong Kong dollar
HNAH	HSBC North America Holdings Inc.
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HQLA	High-quality liquid assets
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc
HSBC Bank Middle East	HSBC Bank Middle East Limited
HSBC Bank USA	HSBC Bank USA, N.A., HSBC’s retail bank in the US
HSBC Colombia	HSBC Bank (Colombia) S.A.
HSBC Finance	HSBC Finance Corporation, the US consumer finance company (formerly Household International, Inc.)
HSBC France	HSBC’s French banking subsidiary, formerly CCF S.A.
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC USA	The sub-group, HSBC USA Inc and HSBC Bank USA, consolidated for liquidity purposes
HSI	HSBC Securities (USA) Inc.
HSSL	HSBC Securities Services (Luxembourg)
HTIE	HSBC Institutional Trust Services (Ireland) Limited
HTM	Held to maturity
I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRSs	International Financial Reporting Standards
ILAA	Individual liquidity adequacy assessment
ILR	Inherent liquidity risk
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China in which Hang Seng Bank Limited has a shareholding
Investor Update	The Investor Update in June 2015
IRB	Internal ratings-based
ISDA	International Swaps and Derivatives Association
L
LCR	Liquidity coverage ratio
LFRF	Liquidity and funding risk management framework
LGD	Loss given default
Libor	London Interbank Offered Rate
LICs	Loan impairment charges and other credit risk provisions
LTV	Loan to value
M
Madoff Securities	Bernard L Madoff Investment Securities LLC
Mainland China	People’s Republic of China excluding Hong Kong and Macau
MBS	US mortgage-backed security
MDB	Multilateral development banks
MENA	Middle East and North Africa
MREL	EU minimum requirements for own funds and eligible liabilities

HSBC HOLDINGS PLC

N
NII	Net interest income
NSFR	Net stable funding ratio
O
OCC	Office of the Comptroller of the Currency (US)
ORMF	Operational risk management framework
O-SII	Other systemically important institution
P
PBT	Profit before tax
PPI	Payment protection insurance product
PRA	Prudential Regulation Authority (UK)
Premier	HSBC Premier, HSBC’s premium personal global banking service
PSE	Public sector entities
PVIF	Present value of in-force long-term insurance business and long-term investment contracts with DPF
PwC	PricewaterhouseCoopers LLP and its network of firms
Q
QIS	Quantitative impact study
R
RAS	Risk Appetite Statement
RBWM	Retail Banking and Wealth Management, a global business
Repo	Sale and repurchase transaction
Reverse repo	Security purchased under commitments to sell
RMB	Renminbi
RMBS	Residential mortgage-backed securities
RNIV	Risk not in VaR
RoE	Return on equity
RoRWA	Return on average risk-weighted assets
RQFII	Renminbi qualified foreign institutional investor
RTS	Regulatory technical standards
RWAs	Risk-weighted assets
S
ServCo group	Separately incorporated group of service companies planned in response to UK ring-fencing proposals
SFT	Securities financing transactions
SPE	Special purpose entity
T
T1	Tier 1
T2	Tier 2
TDR	Troubled debt restructuring
The Hongkong and Shanghai Banking Corporation	The Hongkong and Shanghai Banking Corporation Limited, the founding member of HSBC
TLAC	Total loss absorbing capacity
U
UAE	United Arab Emirates
UK	United Kingdom
US	United States of America
US DPA	Five-year deferred prosecution agreement with the Department of Justice and others (US)
US run-off portfolio	Includes the run-off CML residential mortgage loan portfolio of HSBC Finance on an IFRSs management basis
V
VaR	Value at risk
VIU	Value in use

Glossary
Terminology used in this Interim Report is consistent with that used in our Annual Report and Accounts 2015, and Capital and Risk Management Pillar 3 disclosures 2015, where a glossary of terms can be found.

HSBC HOLDINGS PLC

Shareholder information (continued)

Index
A
Abbreviations 155
Accounting
future developments 115
policies 115
Adjusted jaws 21
Adjusted performance 19, 24
Adjusted results 19
Anti-bribery and corruption 91
Anti-money laundering
investigations 140
sanctions 91
Areas of special interest 66
Asia
adjusted/reported reconciliation 59
assets 52
balance sheet data 118
by country 53, 56, 79
cost efficiency ratios 53
customer accounts 53
impaired loans 78
impairment allowances/charges 72, 73
loans and advances 53, 68, 75, 76
net operating income 117
profit before tax 53, 56, 117
renegotiated loans 71
risk-weighted assets 52
snapshot 5
staff numbers 53
Asset-backed securities 82
Assets
by geographical region 52
by global business 41, 49
charged as security 131
held for sale 49, 69, 130
maturity analysis 134
movement in 38
risk-weighted 4
total 4, 37, 111
trading 118
Associates and joint ventures (income from) 20, 36, 131
adjusted/reported reconciliation 59, 62

B
Backtesting 87
Balance sheet
consolidated 37, 111
data 49
insurance manufacturing subsidiaries 93
movement 38
Balance Sheet Management 88
Bank of Communications 132
Basis of preparation 41, 52, 115
Brazil 26, 131
Brazilian labour and fiscal claims 137, 144

C
Capital
commitments 137
management 96
overview 96
ratios 96
regulatory 38, 96
source and application of regulatory capital 98
subordinated loan 38
total regulatory 96
transitional own funds disclosure 107
Cash flows
consolidated statement 112
Cautionary statement regarding forward-looking statements 2
Client assets 47
Collateral 131
Combined customer lending and deposits 38
Commercial Banking 44

adjusted/reported reconciliation 62
cost efficiency ratios 36
management view 43
snapshot 10
Commitments 137
Compliance risk 91
Compliance with IFRSs 115
Composition of Group (changes in) 115
Conduct of business 91
Contents 1
Contingent liabilities, contractual commitments and guarantees 137
Copies of the Interim Report 154
Corporate governance 152
Counterparty risk 101
Credit default swap regulatory investigation and litigation 144
Credit quality 69
Credit risk 67
risk-weighted assets 97
Customer accounts
by country 39
by global business 49
Customer lending and deposits (combined) 38

D
Dealings in HSBC Holdings shares 151
Deferred tax 137
Defined terms 3
Derivatives 128
by product contract type 128
credit 128
hedging instruments 129
trading 128
Directors
Board changes 13
changes in details 152
interests 147
Disposal groups 131
Dividends 116, 151, 152

E
Earnings per share 109, 117
Earnings release 152
Earnings to combined fixed charges ratio 40
Equity 4, 37, 111, 113
movement in 38
return on 21
Estimates and judgements 115
Europe
adjusted/reported reconciliation 59
assets 52
balance sheet data 118
by country 53, 56, 79
commentary 6
cost efficiency ratios 53
customer accounts 53
impaired loans 78
impairment allowances/charges 72, 73
loans and advances 53, 68, 75, 76
net operating income 117
profit before tax 53, 56, 117
renegotiated loans 71
risk-weighted assets 52
snapshot 11
staff numbers 53
Events after the balance sheet date 146

F
Fair values
adjustments 119
movements 121
of derivatives 128
of financial instruments at fair value 119
of financial instruments not at fair value 127
significant unobservable assumptions 121

HSBC HOLDINGS PLC

valuation bases 120
Fee income (net) 27
‘FIFA’ related investigations 144
Final results 152
Financial assets
designated at fair value 127
Financial crime compliance 92
Financial highlights 4
Financial instruments
at fair value 119
credit quality 69
net income from 29
not at fair value 127
Financial investments 129
Financial overview 18
Financial summary 24
Footnotes 65, 95, 108, 114
Forbearance 70
Foreign currency translation differences 24
Foreign exchange rates 38
investigations and litigation 144
Funding sources 85
Funds under management 58

G
Gains less losses from financial investments 30
significant items and currency translation 30
Geographical regions 52
Global Banking and Markets 45
adjusted/reported reconciliation 62
client-facing 45
cost efficiency ratios 36
fair value adjustments 119
management view 46
risk-weighted assets 16
snapshot 10
Global businesses 41
Global Private Banking 47
adjusted/reported reconciliation 62
cost efficiency ratios 36
snapshot 10
Global Standards 17
Glossary 157
Going concern 115, 153
Goodwill impairment 145
Group Chairman’s Statement 6
Group Chief Executive’s Review 14
Group performance by income and expense item 26
Guangdong loans 16

H
Held for sale 49, 69, 130
Highlights 4
Hiring practices investigation 144
HSBC Finance 77
HSBC Bank USA 77
HSBC Holdings 90

I
Impairment
allowances and charges 72, 75
by geographical region 72
charges and other credit risk provisions 33
constant currency/reported profit 78
impaired loans 70, 77, 78, 80
Income from financial instruments designated at fair value (net) 29
Income statement
consolidated 25, 109
Information security 91
Insurance
asset and liability matching 92
balance sheet by type of contract 93
claims and benefits paid and movement in liabilities to
policyholders (net) 32
net insurance premium income 30
risk 94

Interest-earning assets 26
Interest expense 27
Interest income (net) 26
sensitivity 88
significant items and currency translation 26
Interest rate swap litigation 144
Interim Report 2016 146

L
Latin America
adjusted/reported reconciliation 59
assets 52
balance sheet data 118
by country 55, 56, 79
commentary 8
cost efficiency ratios 55
customer accounts 55
impaired loans 78
impairment allowances/charges 72
loans and advances 55, 68, 75, 76
net operating income 117
profit before tax 55, 56, 117
renegotiated loans 71
risk-weighted assets 44
snapshot 11
staff numbers 55
Legal proceedings 138
Leverage ratio 98
Liabilities
maturity analysis 134
movement in 38
total 37, 111
trading 133
Libor investigation 142
Liquidity and funding 83
depositor concentration 84
liquid assets 84
liquidity coverage ratio 83
management 83
net stable funding ratio 84
risk management framework 83
term funding 84
Loans and advances
by country/region 68, 79
by credit quality 69
by global business 49
by industry sector 68, 77
exposure 68
held for sale 49
impaired 70, 78
personal lending 76
renegotiated 70
unimpaired loans past due 90 days or more 80
wholesale lending 75
Loan impairment charges and other credit risk provisions 25, 33, 72 adjusted 20
adjusted/reported reconciliation 59, 62
on held for sale 69

M
Madoff 138
Margin 26
Market risk 86
measures applicable to parent 90
Middle East and North Africa
adjusted/reported reconciliation 59
assets 52
balance sheet data 118
by country 54, 56, 79
commentary 7
cost efficiency ratios 54
customer accounts 54
impaired loans 78
impairment allowances/charges 72
loans and advances 54, 68, 75, 76
net operating income 117
profit before tax 54, 56, 117

HSBC HOLDINGS PLC

Shareholder information (continued)

renegotiated loans 71
risk-weighted assets 52
snapshot 11
staff numbers 54
Monitor 66
Mortgage-related investigations (US) 139
Mortgage securitisation activity (US) 140
Mossack Fonseca & Co. 142

N
NAFTA area revenues 16
Non-GAAP measures 24
Non-trading portfolios 87
North America
adjusted/reported reconciliation 59
assets 52
balance sheet data 118
by country 54, 56, 79
commentary 7
cost efficiency ratios 54
customer accounts 54
impaired loans 78
impairment allowances/charges 72, 73
loans and advances 54, 68, 75, 76
net operating income 117
profit before tax 54, 56, 117
renegotiated loans 71
risk-weighted assets 52
snapshot 11
staff numbers 54
Notifiable interests in share capital 151

O
Oil and gas 67
Operating expenses 34
adjusted/reported reconciliation 59, 62
by geographical region 53 to 55
by global business 42 to 48
costs-to-achieve 34
change-the-bank 34
run-the-bank 34
significant items and currency translation 35
Operating income (other) 31
significant items and currency translation 31
Operational risk 91
‘Other’ segment 48
adjusted/reported reconciliation 62
Outlook 13, 15

P
Payment protection insurance 136
Performance
adjusted 19, 24
highlights 4
management 40
reported 18
Personal lending 76
Precious metals litigation 143
Preferred securities 38
Profit before tax
adjusted 4, 5, 15, 19
adjusted/reported reconciliation 59, 62
attributable 25, 109
by country 56
by geographical region 52, 53 to 55
by global business 41 to 47, 48
consolidated 109
reported 4, 5, 18
Provisions 136
PVIF 31

R
Ratios
capital (total) 96
common equity tier 1 4, 96
core tier 1 ratio 96

cost efficiency 36, 53 to 55
customer advances to customer accounts 38
earnings per share 109
earnings to combined fixed charges 40
leverage 98
LICs to advances 14
return on average risk-weighted assets 3, 40
return on equity 3, 21
shareholders’ equity to total assets 37
Regulatory
balance sheet 105
capital 96
developments 100
disclosures 100
policy 13
risks 66
source and application 98
stress testing 66
Related parties 146
Reported results 18
Reputational risk 92
Retail Banking and Wealth Management 42
adjusted/reported reconciliation 62
cost efficiency ratios 36
management view 43
Principal RBWM 43
snapshot 10
Revenue
adjusted/reported reconciliation 19, 20, 59, 62
by geographical region 52 to 55
by global business 41 to 51
items (significant) 59 to 64
Review of performance 6, 14
Risk elements in loan portfolio 80
Risks
compliance 91
counterparty credit risk 101
credit 67, 89
data management 23
economic outlook 23
foreign exchange 90
fraud 91
geopolitical 23
information security 91
insurance operations 92
interest rate repricing gap 90
liquidity and funding 83
managing risk 22
market 86
model 17
interest rate risk in the banking book 88
operational 91
regulatory 66
reputational 92
third parties 23, 91
top and emerging 22
Risk-weighted assets 4, 5, 40, 97
adjusted/reported reconciliation 40
by geographical region 52, 100
by global business 41, 100

S
Securities litigation 138
Securitisation 81
Segmental analysis 117
Sensitivity of capital and reserves 89
Sensitivity of fair values 124
Sensitivity of net interest income 88
Share capital 38
Share capital – notifiable interests 151
Shareholder enquiries 154
Share option plans
Directors’ interests 147
employee share plans 150
Significant items 24, 59
Snapshot
Global business 10
Regional 11

HSBC HOLDINGS PLC

Spread 26
Staff numbers 34
Statement of changes in equity (consolidated) 113
Statement of comprehensive income (consolidated) 110
Stock symbols 153
Strategic actions 16
Strategy 16
Stress testing 66

T
Targets 17, 21
Tax 25, 36, 112
US tax-related investigations 141
Telephone and online share-dealing service 153
Trading
assets 118
derivatives 128
income (net) 28
significant items and currency translation 28
liabilities 133
portfolios 86
Troubled debt restructurings 80

U
UK Referendum on EU membership 13, 66

V
Value at risk 86, 87, 90

W
Whistleblowing 92
Wholesale lending 75

Y
Yield 26

HSBC HOLDINGS PLC